The information in this information statement is not complete and may be changed. This information statement is not an offer to sell securities, and we are not soliciting an offer to buy these securities.

Exhibit 99.1

Hamilton Beach, Inc.

Information Statement

PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED JUNE 22, 2007

To the Stockholders of NACCO Industries, Inc.:

We are pleased to inform you that the board of directors of NACCO Industries, Inc., which we refer to as NACCO, has approved the spin-off of Hamilton Beach, Inc., which we refer to as Hamilton Beach, to NACCO stockholders. Hamilton Beach is an indirect, wholly owned subsidiary of NACCO and constitutes a part of NACCO’s housewares business. Immediately following the spin-off, Hamilton Beach will be an independent public company.

To effect the spin-off, Housewares Holding Company, a wholly owned subsidiary of NACCO and parent of Hamilton Beach, will distribute to NACCO all of the outstanding shares of Hamilton Beach common stock, and NACCO will then make a pro rata distribution of all of the outstanding shares of Hamilton Beach common stock to holders of NACCO common stock as of the record date for the spin-off. The record date for the spin-off is [          ], 2007. For each share of NACCO Class A common stock held on the record date, NACCO will distribute one half of one share of Hamilton Beach Class A common stock and one half of one share of Hamilton Beach Class B common stock. Similarly, for each share of NACCO Class B common stock held on the record date, NACCO will distribute one half of one share of Hamilton Beach Class A common stock and one half of one share of Hamilton Beach Class B common stock. Hamilton Beach has applied to list the Hamilton Beach Class A common stock on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “HAB.” The Hamilton Beach Class B common stock will not be listed on the NYSE or any other stock exchange.

NACCO and Hamilton Beach believe that the spin-off will accomplish a number of important business objectives and is in the best interests of NACCO’s stockholders. NACCO expects that Hamilton Beach, as an independent company, will be able to compete more successfully as the housewares industry consolidates by having the ability to offer its stock as consideration in connection with acquisitions. Furthermore, the spin-off will place Hamilton Beach in a better position to retain and attract talented management by providing it with the ability to issue incentive compensation awards that are related to the performance of Hamilton Beach Class A common stock. After the spin-off, NACCO will continue to own and operate its other principal businesses, which are NACCO Materials Handling Group, Inc., The North American Coal Corporation and The Kitchen Collection, Inc.

You will not be required to pay for shares of Hamilton Beach common stock received in the spin-off or to surrender or exchange shares of NACCO common stock or take any other action to be entitled to receive your shares of Hamilton Beach common stock.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

We encourage you to read this information statement carefully and in its entirety, particularly the risks described under the heading “Risk Factors” beginning on page 8.

We expect that the spin-off will be tax free to you for U.S. federal income tax purposes. However, any cash that you receive in lieu of fractional shares will generally be taxable to you. We have not requested a private letter ruling from the Internal Revenue Service, which we refer to as the IRS, to confirm the tax-free status of the spin-off. The spin-off is subject to certain conditions, including the receipt by NACCO of an opinion from legal counsel to the effect that the spin-off will qualify as a tax-free spin-off under the Internal Revenue Code.

We encourage you to read the enclosed information statement, which is being provided to all NACCO stockholders for informational purposes only. It describes the spin-off in detail and contains important business and financial information about Hamilton Beach.

We believe the spin-off is a positive event for our businesses and NACCO stockholders, and we look forward to your continued support as a stockholder of NACCO and Hamilton Beach. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,	Sincerely,

Alfred M. Rankin, Jr.	Michael J. Morecroft
Chairman, President and Chief Executive Officer	Director, President and Chief Executive Officer
NACCO Industries, Inc.	Hamilton Beach, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Hamilton Beach Class A common stock or Hamilton Beach Class B common stock to be issued in the spin-off or determined whether this information statement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is          , 2007.
It is first being mailed to NACCO stockholders on or about          , 2007.

Hamilton Beach

BrewStation® Coffee Maker
#1 selling coffee maker family
One-hand dispensing, no carafe, no spills

Hamilton Beach eclectrics

Pineapple All-Metal Stand Mixer
Rated Best Buy by leading
consumer magazines

Hamilton Beach

Stay or Go™ Slow Cooker
Keeps your meals safe and
hot, at home or on the go

Hamilton Beach eclectrics

Moroccan Red All-Metal Toaster
Extra-wide slots, Auto shut off,
Slide out crumb tray

Hamilton Beach

WaveStation™ Brushed Chrome Blender
Wave~Action™ system delivers
extraordinarily smooth results

Hamilton Beach COMMERCIAL

Revolution® Shaver Blender
Maximum accuracy,
Revolutionary performance

Hamilton Beach

Big Mouth® Food Processor
Saves time,
Fits whole foods

Proctor Silex

Easy Press™ Iron
Tested, Durable, Dependable

TrueAir®

Ionic Air Purifier
Up to 10x more effective
than other ionic air purifiers

Traditions™

Can Opener
Low price, Dependable

i

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the spin-off. They may not include all the information that is important to you. We encourage you to read carefully this entire information statement, including the annexes and the other documents to which we have referred you. We have included page references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section. Unless the context indicates otherwise:

•	“Hamilton Beach,” “we,” “us” and “our” refer to Hamilton Beach, Inc. and its consolidated subsidiaries before the spin-off and after the spin-off, as applicable, including the business of Hamilton Beach/Proctor-Silex, Inc., which is referred to as HB/PS; and

•“NACCO” refers to NACCO Industries, Inc. but not its subsidiaries.

Q:	What will NACCO stockholders receive in the spin-off?

A:	To effect the spin-off, Housewares Holding Company, a wholly owned subsidiary of NACCO and our parent, will distribute to NACCO all of the outstanding shares of our common stock, and NACCO will then make a pro rata distribution of all of the outstanding shares of our common stock to holders of NACCO common stock as of the record date for the spin-off. The record date for the spin-off is [ ], 2007. For each share of NACCO Class A common stock held on the record date, NACCO will distribute one half of one share of our Class A common stock and one half of one share of our Class B common stock. Similarly, for each share of NACCO Class B common stock held on the record date, NACCO will distribute one half of one share of our Class A common stock and one half of one share of our Class B common stock.

No fractional shares of our Class A common stock or our Class B common stock will be distributed in the spin-off. Instead, as soon as practicable after the spin-off, the transfer agent will convert the shares of our Class B common stock into shares of our Class A common stock, aggregate all fractional shares of our Class A common stock into whole shares of our Class A common stock, sell these shares of our Class A common stock in the open market at prevailing market prices and distribute the applicable portion of the aggregate net cash proceeds of these sales to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of the cash payment made in lieu of fractional shares.

NACCO stockholders will not be required to pay for shares of our common stock received in the spin-off, or to surrender or exchange shares of NACCO common stock or take any other action to be entitled to receive your shares of our common stock. The distribution of shares of our common stock will not cancel or affect the number of outstanding shares of NACCO common stock. NACCO stockholders should retain their NACCO stock certificates.

Immediately after the spin-off, holders of NACCO common stock as of the record date will hold all of the outstanding shares of our Class A common stock and our Class B common stock. Based on the number of shares of NACCO common stock outstanding on June 1, 2007, NACCO expects to distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock to NACCO stockholders in the spin-off (page 18).

Q:	Why is NACCO spinning off Hamilton Beach?

A:	NACCO and we believe that the spin-off will accomplish a number of important business objectives and is in the best interests of NACCO’s stockholders. NACCO and we expect that we, as an independent company, will be able to compete more successfully as the housewares industry continues to consolidate because we will have the ability to offer our stock as consideration in connection with potential future acquisitions. In addition, as a company with our own publicly traded common stock, we expect to be able to more readily attract investor interest across both the public equity and debt capital markets, which will provide us with greater financial flexibility to compete in the small electric household and commercial appliance industries. Furthermore, the spin-off will place us in a better position to retain and attract talented management because we will have the ability to offer incentive compensation arrangements to our executives that are related to the market performance of our Class A common stock. The spin-off will also allow us to better align management incentives with the performance of our business because our focused equity incentives resulting from the spin-off will be used to better motivate the members of our management team. In addition, as an independent public company engaged solely in the housewares industry after the spin-off, we may generate additional investor interest by providing investors with the opportunity to invest directly in our business and may appeal to more investors with different goals, interests and concerns.

Q:	Who is entitled to receive shares of our common stock?

A:	Holders of NACCO common stock at the close of business on [ ], 2007, the record date for the spin-off, will be entitled to receive shares of our common stock in the spin-off.

Q:	When is the spin-off expected to be completed?

A:	The spin-off is expected to be completed on or about [ ], 2007.

Q:	What do I need to do to receive my shares of Hamilton Beach common stock?

A:	You do not need to take any action to receive your shares of our common stock. The shares of our common stock will be distributed on the date of the spin-off to holders of NACCO common stock as of the record date for the spin-off in book-entry form in accordance with Section 170 of the General Corporation Law of the State of Delaware, which is referred to as the DGCL.

Q:	What will govern my rights as a Hamilton Beach stockholder?

A:	Your rights as a Hamilton Beach stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. A description of these rights is included in this information statement under the heading “Description of Capital Stock of Hamilton Beach after the Spin-Off” (page 98). Our amended and restated certificate of incorporation will be substantially in the form attached to this information statement as Annex B, and our amended and restated bylaws will be substantially in the form attached to this information statement as Annex C.

Q:	What if I want to convert or sell the shares of Hamilton Beach Class B common stock I receive in the spin-off?

A:	Our Class B common stock will not be listed on the NYSE or any other stock exchange, and we do not expect any trading market for our Class B common stock to exist. In addition, our Class B common stock generally will not be transferable except to or among a limited number of permitted transferees pursuant to our amended and restated certificate of incorporation. However, our Class B common stock will be convertible at any time, and without cost to you, into our Class A common stock on a share-for-share basis. If you want to sell the equity interest represented by your shares of our Class B common stock, you may convert those shares into an equal number of shares of our Class A common stock at any time, without cost, and then sell your shares of our Class A common stock in the public market.

You will receive a conversion form with your certificate representing the shares of our Class B common stock that you are entitled to receive in the spin-off. The conversion form will include instructions for converting shares of our Class B common stock into an equal number of shares of our Class A common stock. If you elect to convert your shares of our Class B common stock into shares of our Class A common stock, you should follow the instructions included with the form, complete, sign and date the form, and return the form, along with your certificate representing shares of our Class B common stock, to our transfer agent. As promptly as practicable after our transfer agent receives your completed, signed and dated form and certificate, we will issue to you a certificate representing shares of our Class A common stock equal to the number of shares of our Class B common stock that you elected to convert. The certificate representing the shares of our Class A common stock will be issued in the name or names you specified in the form and returned to you. The conversion will be deemed to have been made immediately prior to the close of business on the date you surrendered your certificate representing shares of our Class B common stock. After you receive your certificate representing shares of our Class A common stock, you may sell those shares in the public market.

Q:	Do I have to convert my shares of Class B common stock before I sell them?

A:	No. If you do not wish to complete the conversion process before you sell, you may effect a sale of our Class A common stock into which your shares of our Class B common stock is convertible by simply delivering the certificate or certificates representing such shares of our Class B common stock to a broker, properly endorsed, in contemplation of the sale. The broker will then present a certificate or certificates representing shares of our Class B common stock to our transfer agent, who will issue to the purchaser a certificate representing the number of shares of our Class A common stock sold in settlement of the transaction.

Q:	Are there risks associated with the spin-off and our business after the spin-off?

A:	Yes. You should carefully review the risks described in this information statement under the heading “Risk Factors” (page 8).

Q:	Who can answer my questions about the spin-off?

A:	If you have any questions about the spin-off, please contact the following:

NACCO Industries, Inc. 5875 Landerbrook Drive Cleveland, Ohio 44124-4017 Attn: Investor Relations Telephone: (440) 449-9669

Q:	Where can I find more information about Hamilton Beach and NACCO?

A:	You can find more information about NACCO and us from various sources described under “Where You Can Find More Information” beginning on page 103.

SUMMARY

This summary of the information contained in this information statement may not include all the information that is important to you. To understand fully and for a more complete description of the terms and conditions of the spin-off, you should read this information statement, including the annexes, in its entirety and the documents to which you are referred. See “Where You Can Find More Information” (page 103). Page references have been included parenthetically to direct you to a more complete discussion of each topic presented in this summary.

Information About Hamilton Beach (page 43)

Hamilton Beach is a Delaware corporation and an indirect, wholly owned subsidiary of NACCO. Through our wholly owned subsidiary, HB/PS, we are a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. Our well-known brands include Hamilton Beach®, Hamilton Beach® eclectrics®, Proctor Silex®, Traditions by ProctorSilex®, TrueAir® and Hamilton Beach® Commercial. For more information about our business, including our competitive strengths, see “Business of Hamilton Beach” beginning on page 43.

Hamilton Beach, Inc.
4421 Waterfront Drive
Glen Allen, Virginia 23060
(804) 273-9777

Information About NACCO

NACCO is an operating holding company that will continue to have three principal businesses after the spin-off: lift trucks, mining and specialty retailing. NACCO Materials Handling Group, Inc. designs, engineers, manufacturers, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. The Kitchen Collection, Inc., which is referred to as KCI, is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States.

NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124
(440) 449-9600

The Spin-Off (page 18)

On [          ], 2007, the NACCO board of directors, which is referred to as the NACCO board, and the Hamilton Beach board of directors, which is referred to as our board, each approved the spin-off of Hamilton Beach, upon the terms and subject to the conditions contained in the spin-off agreement among NACCO, Housewares Holding Company, HB/PS and us, which is referred to as the spin-off agreement. On May 31, 2007, we paid a special cash dividend of $110 million, which is referred to as the special dividend. For a more detailed description of the special dividend and the terms of the spin-off agreement, see “The Spin-Off Agreement” beginning on page 88.

We encourage you to read the spin-off agreement, which is attached to this information statement as Annex A, because it sets forth the terms of the spin-off.

Stock Ownership of Hamilton Beach Directors and Executive Officers (page 47)

The stock ownership of our directors and executive officers immediately after the spin-off is described under the heading “Security Ownership of Certain Beneficial Owners and Management” beginning on page 47.

Ownership of Hamilton Beach after the Spin-Off (page 20)

Immediately after the spin-off, NACCO stockholders as of the record date will hold all of the outstanding shares of our Class A common stock and our Class B common stock. Based on the number of shares of NACCO common stock outstanding on June 1, 2007, NACCO expects to distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock in the spin-off.

Operations of Hamilton Beach after the Spin-Off (page 20)

We will continue to conduct business after completion of the spin-off under multiple brands and trade names. Our headquarters will continue to be located in Glen Allen, Virginia.

Management of Hamilton Beach after the Spin-Off (page 21)

After the spin-off, our executive officers will be the same as our executive officers immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated bylaws or as otherwise provided by law.

After the spin-off, we will be led by:

•	Dr. Michael J. Morecroft as President and Chief Executive Officer;

•	Keith B. Burns as Vice President, Engineering and Product Development;

•	Kathleen L. Diller as Vice President, General Counsel and Secretary;

•	Gregory E. Salyers as Vice President, Operations;

•	Paul C. Smith as Senior Vice President, Sales;

•	James H. Taylor as Vice President, Chief Financial Officer and Treasurer; and

•	Gregory H. Trepp as Vice President, Marketing.

Hamilton Beach Board after the Spin-Off (page 21)

After the spin-off, our directors will be the same as our directors immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law.

After the spin-off, our board will consist of Alfred M. Rankin, Jr., who will serve as the non-executive Chairman, June R. Aprille, David J. McKittrick, Dr. Michael J. Morecroft, Thomas T. Rankin, Britton T. Taplin, [          ], [          ] and [          ].

Our amended and restated certificate of incorporation provides for a classified board of directors. The following sets forth the names of the individuals who will serve as our directors after the spin-off and the year in which their terms will expire:

Class

2008
2009
2010

Committees of the Hamilton Beach Board after the Spin-Off (page 21)

After the spin-off, our board will have an audit review committee, a compensation committee and a nominating and corporate governance committee. June R. Aprille, David J. McKittrick, Britton T. Taplin, [          ], [          ] and [          ] satisfy the criteria for director independence as set forth in the NYSE rules.

Immediately after the spin-off, the members of our audit review committee, compensation committee and nominating and corporate governance committee will be as follows:

Audit Review Committee	Compensation Committee

[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

Nominating and Corporate Governance Committee

[          ]
[          ]
[          ]

Interests of Hamilton Beach Directors and Executive Officers in the Spin-Off (page 22)

Some of our directors and executive officers have interests in the spin-off that are different from, or in addition to, the interests of NACCO stockholders who will receive shares of our common stock in the spin-off. Each of the NACCO board and our board was aware of these interests and considered them in making its respective decision to approve the spin-off agreement. These interests include:

•	the designation of certain of our directors and officers before the spin-off as our directors or executive officers after the spin-off;

•	the participation of executive officers in various incentive compensation plans for 2007, as previously approved by the compensation committee of the board of directors of HB/PS, which is referred to as the HB/PS compensation committee, prior to the spin-off;

•	the provision of compensation and other benefits to our directors and the participation by our directors in an equity compensation plan, as described in more detail in “Management — Compensation of Directors” beginning on page 59;

•	the participation by executive officers in an equity incentive compensation plan, subject to the approval of grants of awards by our compensation committee, as described in more detail in “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Long-Term Incentive Compensation” beginning on page 67; and

•	the receipt by executive officers of potential aggregate retention bonus and/or severance payments of up to approximately $3,870,000, as described in more detail in “Management — Compensation of Hamilton Beach’s Named Executive Officers — Severance and Change in Control Arrangements after the Spin-Off” beginning on page 81.

The potential aggregate retention bonus and severance payment amounts are based on compensation rates in effect on the spin-off date and assume eligible termination dates of December 31, 2007. The actual payment amounts will depend on the circumstances of the termination and, in certain instances, the compensation amounts in effect on the payment date.

Listing of Hamilton Beach Common Stock (page 24)

We have applied to list our Class A common stock on the NYSE under the symbol “HAB.” Our Class B common stock will not be listed on the NYSE or any other stock exchange.

Market for Hamilton Beach Common Stock (page 24)

Currently, there is no public market for our Class A common stock. We have applied to list our Class A common stock on the NYSE. If the NYSE approves the listing, we expect that a “when-issued” trading market for our Class A common stock will develop before the record date for the spin-off. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades will settle before the record date for the spin-off, and if the spin-off does not occur, all when-issued trading will be null and void. On the first trading day after the spin-off, when-issued trading will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day after the date of a transaction. Our Class B common stock will not be listed on the NYSE or any other stock exchange.

Material U.S. Federal Income Tax Consequences (page 25)

The spin-off is conditioned upon the receipt by NACCO of an opinion of Jones Day, counsel to NACCO, to the effect that the spin-off will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code, which is referred to as the Code. The opinion of counsel to NACCO will be based on, among other things, current law and certain representations of factual matters made by, among others, NACCO and us, which, if incorrect, could jeopardize the conclusions reached in those opinions.

So long as the spin-off constitutes a spin-off under Section 355 of the Code, then:

•	no taxable gain or loss will be recognized by a NACCO stockholder as a result of the spin-off (except with respect to cash that a NACCO stockholder may receive instead of a fractional share in our Class A common stock and our Class B common stock); and

•	the distribution of our common stock to NACCO stockholders in connection with the spin-off will qualify as tax-free to NACCO so long as the spin-off is not disqualified as tax-free under Section 355(e) of the Code because of certain subsequent acquisitions of NACCO common stock or our common stock by a third party.

NACCO may waive, in its sole discretion, this tax opinion condition to its obligation to complete the spin-off. NACCO does not currently intend to waive this condition to its obligation to complete the spin-off.

You are encouraged to consult your own tax advisor for a full understanding of the tax consequences of the spin-off to you.

Accounting Treatment (page 24)

The spin-off will be accounted for by NACCO as a spin-off of Hamilton Beach. After the spin-off, Hamilton Beach is expected to be accounted for as a discontinued operation by NACCO. If accounted for as a discontinued operation, the measurement date would be the effective date of the spin-off, which is referred to as the spin-off date. After the spin-off, our assets and liabilities will be accounted for at the historical book values carried by NACCO prior to the spin-off. No gain or loss will be recognized as a result of the spin-off. Costs related to the spin-off will be recognized as incurred by NACCO and us before the spin-off.

Other Agreements (page 92)

In connection with the spin-off, HB/PS will enter into a trademark license agreement with KCI, a wholly owned subsidiary of NACCO, which NACCO will join in primarily for purposes of causing KCI to comply with its obligations under the agreement, and we will enter into a transition services agreement with NACCO and KCI.

Trademark License Agreement

Under the terms of the trademark license agreement, HB/PS will grant to KCI a non-exclusive, non-transferable right and license to use the “Hamilton Beach®” and “Proctor Silex®” marks only on non-electric cookware, non-electric bakeware, non-electric kitchen gadgets, non-electric cutlery and non-electric barbecue accessories in North America in KCI’s current distribution channel, which includes sales through KCI’s website(s) and small free-standing Kitchen Collection®, Le Gourmet Chef® and other stores in malls and other locations in exchange for a $5,000 annual royalty. The term of the license is through December 31, 2008, and will automatically renew from year to year after December 31, 2008 unless terminated.

Transition Services Agreement

Under the terms of the transition services agreement, NACCO and KCI will obtain services from us, and we will obtain services from NACCO on a transitional basis for varying periods after the spin-off date, none of which is expected to exceed one year. NACCO and we may extend the initial transition period for a period of up to three months for any service upon 30 days written notice to the other party prior to the initial termination date. We expect to pay NACCO net aggregate fees of up to $1.7 million over the initial term of the transition services agreement.

FINANCIAL SUMMARY

Market Price Data

There is no established trading market for shares of our Class A common stock. At June 1, 2007, there were 10,000 shares of our common stock outstanding, all of which were owned by Housewares Holding Company.

In connection with the spin-off, NACCO will distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock on a pro rata basis to holders of NACCO Class A common stock and NACCO Class B common stock as of the record date for the spin-off. We have applied to list our Class A common stock on the NYSE under the symbol “HAB.”

Dividends and Special Dividend

We paid dividends to Housewares Holding Company, as our sole stockholder, in 2004, 2005 and 2006 in the aggregate amount of $81.5 million. From January 1, 2007 through March 31, 2007, we paid dividends of $18.5 million to Housewares Holding Company. In addition, on May 31, 2007, we paid the special dividend of $110 million in cash to Housewares Holding Company.

Dividend Policy

After the spin-off, we do not expect to pay dividends in the foreseeable future. In addition, our senior secured, floating-rate revolving credit facility, which is referred to as our credit facility, and a new senior secured term loan agreement, which is referred to as our term loan agreement, limit our ability to pay dividends or make distributions in respect of our capital stock. For a discussion of these restrictions, see the discussion under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations — Liquidity and Capital Resources of Hamilton Beach — After the Spin-Off” beginning on page 39.

Selected Historical Financial Data of Hamilton Beach

The following table sets forth our selected historical financial data as of and for each of the periods indicated. We derived the selected historical financial data as of and for each of the five years ended December 31, 2006 from our consolidated financial statements. We derived the selected historical financial data as of and for the three months ended March 31, 2006 and 2007 from our unaudited condensed consolidated financial statements which, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the interim period. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of the Financial Condition and Results of Operations,” included in this information statement. This information should also be read in conjunction with our unaudited pro forma condensed financial data, which you can find beginning on page 94. The dollar amounts in the table below are in thousands.

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Statement of Operations:
Net sales	$96,841	$95,568	$546,719	$527,668	$507,244	$492,821	$503,928
Operating profit	$695	$1,161	$42,512	$37,064	$28,220	$36,225	$32,447
Net income (loss)	$(144)	$(224)	$22,244	$20,292	$15,248	$16,153	$13,437

Balance Sheet:
Total assets	$265,810	$282,509	$299,339	$300,635	$300,105	$289,025	$300,510
Long-term debt	$48,060	$46,478	$30,000	$42,010	$35,036	$18,524	$56,925
Capital leases	$240	$247	$242	$249	$256	$261	$266
Stockholder’s equity	$108,293	$125,529	$130,172	$131,812	$137,131	$151,400	$142,964

Cash Flow Data:
Net cash provided by operating activities	$2,891	$8,066	$28,731	$31,719	$17,706	$35,802	$45,343
Net cash provided by (used for) investing activities	$(657)	$(645)	$7,212	$(3,788)	$(5,477)	$(4,560)	$(1,934)
Net cash used for financing activities	$(4,503)	$(8,996)	$(35,001)	$(26,673)	$(13,204)	$(31,630)	$(48,073)

Other Data:
Cash dividends paid	$18,500	$6,000	$23,000	$27,500	$31,000	$9,000	$—

Selected Unaudited Pro Forma Condensed Financial Data of Hamilton Beach

We are providing the selected unaudited pro forma condensed financial data in this information statement for illustrative and informational purposes only. We may have performed differently had we been an independent public company during the periods presented. You should not rely on the selected unaudited pro forma condensed financial data as being indicative of the historical results that would have been achieved had we been an independent public company during the periods presented or of the future results that we will experience after the spin-off.

The selected unaudited pro forma condensed financial data included in this information statement give effect to transactions related to the spin-off, which include the elimination of our qualified U.S. pension obligation under the NACCO Combined Defined Benefit Plan, the incurrence of additional debt under our term loan agreement and the payment of the special dividend of $110 million. However, the unaudited pro forma condensed financial data do not include the impact of the payment of the potential retention bonuses or severance payments that could be paid to the executive officers after the spin-off.

The statement of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007 have been prepared as if the transactions related to the spin-off had occurred as of January 1, 2006. The balance sheet has been prepared as if the transactions related to the spin-off occurred on March 31, 2007. The dollar amounts in the table below are in thousands.

	Three Months
	Ended	Year Ended
	March 31, 2007	December 31, 2006

Statement of Operations:
Net sales	$96,841	$546,719
Operating profit	685	42,728
Net income (loss)	(1,636)	16,609

As of
March 31, 2007

Balance Sheet:
Total assets	$264,894
Long-term debt	160,800
Stockholder’s deficit	(1,371)

RISK FACTORS

In addition to the other information included in this information statement, including the matters addressed in “Special Note Regarding Forward-Looking Statements” on page 17, you should carefully consider the matters described below. The risk factors described below include risk factors that will be applicable to our business if the spin-off is consummated, as well as risks related to the spin-off.

Risks Relating to the Spin-Off

If we are unable to list the shares of our Class A common stock on the NYSE or NASDAQ, the spin-off will not be consummated.

Although we intend to apply for listing of the shares of our Class A common stock on the NYSE, we cannot assure you that we will meet the NYSE’s listing requirements or that our listing application will be approved by the NYSE. If the NYSE does not approve our listing application, we intend to apply to the NASDAQ to list our Class A common stock. We cannot assure you that we will meet the NASDAQ’s listing requirements or that our listing application will be approved by the NASDAQ. If our Class A common stock cannot be listed on either the NYSE or NASDAQ, the spin-off will not be consummated.

There is no current market for our common stock and until an orderly market develops for our Class A common stock, if at all, the trading prices for our Class A common stock may fluctuate significantly.

There is no current public trading market for our common stock. We cannot predict the prices at which our Class A common stock may trade after the spin-off. These trading prices will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity in the market for these shares, investor perceptions of us and the industry in which we participate, our dividend policy and general economic and market conditions. Until an orderly market develops, if at all, the trading prices for these shares may fluctuate significantly.

If the spin-off by NACCO of our common stock to NACCO’s stockholders does not qualify as a tax-free transaction, tax could be imposed on NACCO stockholders.

NACCO intends to obtain, immediately before the spin-off, an opinion of counsel that the spin-off will qualify for tax-free treatment to NACCO and its stockholders. The receipt of the opinion is a condition to the spin-off. Although NACCO may waive, in its sole discretion, this tax opinion condition, if a satisfactory opinion from counsel regarding the tax-free qualification of the spin-off cannot be obtained, the NACCO board would consider not completing the spin-off. The opinion will rely on representations, assumptions and undertakings made by NACCO and us, including those relating to the past and future conduct of our business, and the opinion would not be valid if those representations, assumptions and undertakings were to be incorrect.

Notwithstanding the opinion, the IRS could determine that the spin-off should be treated as a taxable transaction if it disagrees with the conclusions in the opinion. If the spin-off fails to qualify for tax-free treatment, it will be treated as a taxable dividend to NACCO stockholders in an amount equal to the fair market value of the shares of our Class A common stock and our Class B common stock issued to NACCO stockholders.

If the spin-off does not qualify as a tax-free transaction, tax could be imposed on NACCO and, in certain circumstances, we may be required to indemnify NACCO after the spin-off for that tax.

For the reasons described in the preceding risk factor, the spin-off may not be tax-free to NACCO. In that event, NACCO would be required to recognize gain in an amount up to the fair market value of our common stock that NACCO distributes on the distribution date.

Furthermore, events subsequent to the spin-off could cause NACCO to recognize gain on the spin-off. For example, under Section 355(e) of the Code, future acquisitions of either our equity securities or NACCO’s equity securities that are deemed to be part of a plan or a series of related transactions that include the spin-off could cause NACCO to recognize gain on the spin-off. See “Material U.S. Federal Income Tax Consequences” beginning on page 25.

We agreed in the spin-off agreement with NACCO and Housewares Holding Company to indemnify NACCO in certain instances against the tax that would be imposed on it if the spin-off does not qualify as a tax-free transaction, including circumstances where the failure of the spin-off to qualify is the result of our breach of certain tax covenants. See “The Spin-Off Agreement” beginning on page 88.

To preserve the tax-free treatment of the spin-off to NACCO, we agreed to certain restrictions that may reduce our strategic and operating flexibility.

To preserve the tax-free treatment of the spin-off to NACCO, under the spin-off agreement that we entered into with NACCO and Housewares Holding Company, we may be prohibited from engaging in actions or transactions that could jeopardize the tax-free status of the spin-off. As a result, for up to two years after the spin-off, we may be prohibited from entering into any understandings, agreements, arrangements or substantial negotiations with respect to transactions or events that could cause the spin-off to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly shares of our common stock representing a 50% or greater interest, including:

•	issuing our equity securities;

•	granting options;

•	making capital contributions; or

•	engaging in transactions changing the voting power of our common stock.

These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that could maximize the value of our business. See “The Spin-Off Agreement — Representations and Covenants” beginning on page 88.

After the spin-off, we will have increased indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position.

On May 31, 2007, we entered into our term loan agreement with certain financial institutions and paid the special dividend of $110 million with cash borrowed under our term loan agreement. Our credit facility was amended to allow us to enter into our term loan agreement. After the spin-off, we will also borrow cash under our credit facility to finance ongoing operations and growth. On a pro forma basis, after giving effect to the transactions related to the spin-off, including the elimination of our qualified U.S. pension obligation under the NACCO Combined Defined Benefit Plan, the incurrence of additional debt under our term loan agreement and the payment of the special dividend of $110 million in cash, we would have had total outstanding debt of approximately $169 million as of March 31, 2007.

The extent to which we are leveraged could:

•	require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

The agreements that we will enter into with NACCO may not be on terms that would have been obtained as a result of negotiations between unaffiliated parties.

Because the spin-off involves the separation of NACCO’s existing businesses into two independent companies, we will enter into certain agreements with NACCO to provide a framework for our initial relationship with NACCO after the spin-off. We negotiated these agreements with NACCO as an indirect, wholly owned subsidiary of NACCO. Accordingly, our executive officers and directors were officers or directors of NACCO or its subsidiaries at the time of the negotiations and, as such, had an obligation to serve the interests of NACCO and its subsidiaries. As a result, those officers or directors could be viewed as having had a conflict of interest, and these agreements may not be on terms that would have been obtained as a result of negotiation between unaffiliated parties.

The transition services agreement we will enter into with NACCO contains early termination provisions that, if exercised by NACCO, could prevent us from operating our business in a cost-efficient manner and could disrupt our operations.

We will enter into a transition services agreement with NACCO and KCI. Under the terms of the transition services agreement, NACCO and KCI will obtain services from us, and we will obtain services from NACCO on a transition basis for varying periods after the spin-off date, none of which is expected to exceed one year, with the option to extend the transition periods for one or more services. The transition services agreement is subject to early termination provisions. For instance, either we or NACCO may terminate the agreement if:

•	the other party has violated any material provision of the agreement and such violation has not been remedied within 30 days after written notice thereof; or

•	the other party has filed, or has had filed against it, a petition seeking relief under any bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditor’s rights.

In addition, both NACCO and we may terminate any transition service that is being provided by the other party or its subsidiaries at any time by giving such party 30 days’ prior written notice of its intention to do so. NACCO and we may also terminate the agreement by mutual written agreement. Early termination of this agreement by NACCO could prevent us from operating our business in a cost efficient manner and could disrupt our operations.

We may experience increased costs or decreased operational efficiencies as a result of our need to replace corporate functions previously provided by NACCO.

NACCO has historically assisted with or performed many important corporate functions for our operations, including accounting, finance, tax administration, internal audit and strategic development. After the spin-off, NACCO will provide support to us with respect to certain of these functions, including:

•	business consulting services;

•	general accounting support;

•	support in responding to requests from regulatory and compliance agencies;

•	tax compliance and consulting support;

•	internal audit services and internal audit consulting and advisory services;

•	general legal support;

•	employee benefit and human resources legal and consulting support;

•	compensation support;

•	document retention program support; and

•	investor relations support,

for varying periods after the spin-off date, none of which is expected to exceed one year, with the option to extend the transition periods for one or more services. We will need to replicate certain personnel and services to which we will no longer have access after our spin-off from NACCO. We may incur additional costs to implement and support these functions.

In addition, there may be an adverse operational impact on our business as a result of the significant time of our management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years after the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we do not have in place adequate business functions of our own, or obtain them from other providers, we may not be able to operate our company effectively and our profitability may decline.

The unaudited pro forma financial data included in this information statement are preliminary, and our actual financial position and results of operations may differ materially.

The unaudited pro forma financial data in this information statement are presented for illustrative purposes only and are not necessarily indicative of what our actual financial position or results of operations would have been had the spin-off been completed on the dates indicated. The unaudited pro forma financial data in this information statement do not give effect to our results of operations or other transactions or developments since March 31, 2007. The foregoing matters and other factors could cause both our pro forma historical financial position and results of operations and our actual future financial position and results of operations to differ materially from those presented in the unaudited pro forma financial data in this information statement.

The combined market values of NACCO common stock and our common stock that NACCO stockholders will hold after the spin-off may be less than the market value of NACCO common stock prior to the spin-off.

After the spin-off, holders of NACCO common stock prior to the spin-off will own a combination of NACCO common stock and our common stock. Any number of matters, including the risks described in this information statement, may adversely impact the value of NACCO common stock and our common stock after the spin-off. Some of these matters may not have been identified by NACCO prior to the consummation of the spin-off and, in any event, may not be within NACCO’s or our control. In the event of any adverse circumstances, facts, changes or effects, the combined market values of NACCO common stock and our common stock held by NACCO stockholders after the spin-off may be less than the market value of NACCO common stock before the spin-off.

The voting power of holders of our Class B common stock who convert their shares of our Class B common stock into shares of our Class A common stock will diminish.

Holders of our Class B common stock will have ten votes per share of our Class B common stock, while holders of our Class A common stock will have one vote per share of our Class A common stock. Holders of our Class B common stock who convert their shares of our Class B common stock into shares of our Class A common will reduce their voting power.

The voting power of the remaining holders of Class B common stock will increase if holders of our Class B common stock convert their shares of our Class B common stock into shares of our Class A common stock.

After the spin-off, holders of our Class A common stock and holders of our Class B common stock will vote together on matters submitted to a vote of our stockholders. Consequently, if holders of our Class B common stock convert their shares of our Class B common stock into shares of our Class A common stock, the relative voting power of the remaining holders of our Class B common stock will increase. Immediately after the spin-off, the holders of our Class B common stock will collectively control approximately 91% of the voting power of the outstanding shares of our common stock and the holders of our Class A common stock will collectively control approximately 9% of the voting power of the outstanding shares of our common stock.

The market price of our Class A common stock may be adversely affected if a significant number of shares of our Class B common stock is converted into Class A common stock and then sold in the public market.

Holders of Class B common stock may convert at any time and without cost Class B common stock into our Class A common stock on a share-for-share basis. If a significant number of shares of our Class B common stock is converted into Class A common stock and then such shares of Class A common stock are sold in the public market following the spin-off, the market price of the Class A common stock may be adversely affected.

Risks Relating to Our Business after the Spin-Off

We depend on third-party suppliers for all of our products, which subjects us to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

We currently obtain all of our products from unaffiliated third-party suppliers located primarily in China, which makes us dependent on third-party suppliers for all of our products. Our ability to select reliable suppliers who provide timely deliveries of quality products will impact our success in meeting customer demand. Any inability of our suppliers to timely deliver products or any unanticipated changes in suppliers could be disruptive and costly to us. Any significant failure by us to obtain products on a timely basis at an affordable cost or any significant delays or interruptions of supply could have a material adverse effect on our profitability.

Because our suppliers are primarily based in China, international operations subject us to additional risks including, among others:

•	currency fluctuations;

•	labor unrest;

•	potential political, economic and social instability;

•	lack of developed infrastructure;

•	restrictions on transfers of funds;

•	import and export duties and quotas;

•	changes in domestic and international customs and tariffs;

•	uncertainties involving the costs to transport products;

•	long distance shipping routes dependent upon a small group of shipping and rail carriers;

•	unexpected changes in regulatory environments;

•	regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;

•	difficulty in complying with a variety of foreign laws;

•	difficulty in obtaining distribution and support; and

•	potentially adverse tax consequences.

The foregoing factors could have a material adverse effect on our ability to maintain or increase the supply of products, which may result in material increases in our expenses and decreases in our revenues.

Increases in costs of products may materially reduce our profitability.

Factors that are largely beyond our control, such as movements in commodity prices for the raw materials needed by suppliers of our products, may affect the cost of our products, and we may not be able to pass those costs on to our customers. As an example, our products require a substantial amount of plastic. Because the primary resource used in plastic is petroleum, the cost and availability of plastic varies to a great extent with the price of petroleum. In recent years, the prices of petroleum, as well as steel, aluminum and copper, have increased significantly. These increases in our costs of products may materially reduce our profitability.

We are dependent on key customers and the loss of, or significant decline in business from, one or more of our key customers could materially reduce our revenues and profitability and our ability to sustain or grow our business.

We rely on several key customers. Our five largest customers accounted for approximately 57%, 58% and 59% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively. Wal-Mart accounted for approximately 37%, 39% and 39% of our net sales in 2006, 2005 and 2004, respectively. Although we have long-established relationships with many customers, we do not have any long-term supply contracts with these customers, and purchases are generally made using individual purchase orders. A loss of any key customer could result in significant decreases in our revenues and profitability and an inability to sustain or grow our business.

We must receive a continuous flow of new orders from our large, high-volume retail customers; however, we may be unable to continually meet the needs of those customers. In addition, failure to obtain anticipated orders or delays or cancellations of orders or significant pressure to reduce prices from key customers could impair our ability to sustain or grow our business.

As a result of dependence on our key customers, we could experience a material adverse effect on our revenues and profitability if any of the following were to occur:

•	the insolvency or bankruptcy of any key customer;

•	a declining market in which customers materially reduce orders or demand lower prices; or

•	a strike or work stoppage at a key customer facility, which could affect both our suppliers and customers.

If we were to lose, or experience a significant decline in business from, any major retail customer or if other major retail customers were to go bankrupt, we might be unable to find alternate distribution sources.

The increasing concentration of our small electric household appliance sales among a few retailers and the current trend toward private label brands could materially reduce our revenues and profitability.

With the growing trend towards the concentration of our small electric household appliance sales among a few retailers, we are increasingly dependent upon fewer customers whose bargaining strength is growing as a result of this concentration. We sell a substantial quantity of products to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. As retailers generally purchase a limited selection of small electric household appliances, we compete with other suppliers for retail shelf space. In addition, certain of our larger customers use their own private label brands on household appliances that compete directly with some of our products. As the retailers in the small electric household appliance industry become more concentrated, competition for sales to these retailers may increase, which could materially reduce our revenues and profitability.

The small electric household and commercial appliance industries are consolidating, which could reduce our ability to successfully secure product placements at key customers and limit our ability to sustain a cost competitive position in these industries.

Over the past several years, the small electric household and commercial appliance industries have undergone substantial consolidation, and further consolidation is likely. As a result of this consolidation, the small electric household and commercial appliance industries primarily consist of a limited number of large distributors. To the extent that we do not continue to be a major participant in the small electric household and commercial appliance industries, our ability to compete effectively with these larger distributors could be negatively impacted. As a result, this condition could reduce our ability to successfully secure product placements at key customers and limit the ability to sustain a cost competitive position in these industries.

Our inability to compete effectively with competitors in our industries, including large established companies with greater resources, could result in lost market share and decreased revenues.

The small electric household and commercial appliance industries have limited barriers to entry. As a result, we compete with many small manufacturers and distributors of housewares products. Additional competitors may also enter these industries and cause competition to intensify. For example, some of our customers have expressed interest in sourcing, or expanding the extent of sourcing, small electric household and commercial appliances directly from manufacturers in Asia. We believe that the principal areas of competition with respect to our products are product design and innovation, quality, price, product features, merchandising, promotion and warranty. If we fail to compete effectively with these manufacturers and distributors, we could lose market share and experience a decrease in revenues, which would adversely affect our results of operations.

We also compete with established companies, a number of which have substantially greater facilities, personnel and financial and other resources. In addition, we compete with retail customers, who use their own private label brands, and importers and foreign manufacturers of unbranded products. Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and revenues.

The market for our products is highly seasonal and dependent on consumer spending, which could result in significant variations in our revenues and profitability.

Sales of our products are related to consumer spending. Any downturn in the general economy or a shift in consumer spending away from small electric household appliances would adversely affect our business. In addition, the market for small electric household appliances is highly seasonal in nature. We often recognize a substantial portion of our sales in the last half of the year. Accordingly, quarter-to-quarter comparisons of our past operating results are meaningful, if at all, only when comparing equivalent time periods. Any economic downturn, decrease in consumer spending or a shift in consumer spending away from small electric household appliances could significantly reduce our revenues and profitability.

Our business is sensitive to the strength of the U.S. retail market and weakness in this market could adversely affect our business.

The strength of the retail economy in the United States has a significant impact on our performance. Weakness in consumer confidence and poor financial performance by mass merchandisers, warehouse clubs, department stores or any of our other customers would result in lost revenues. A general slowdown in the retail sector, as happened in 2002 and 2003, would result in additional pricing and marketing support pressures on us.

Trends in retailer inventory management, including the transition by certain retailers to “just-in-time” inventory management, could result in an increase our inventory levels and costs of warehousing inventory expenses or a decrease in our revenues.

Changes in retailer inventory management strategies could make inventory management more difficult for us. As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories or require us to incur additional expenses to expedite delivery.

Because of our significant reliance on unaffiliated third-party suppliers primarily in China, our production lead times are relatively long. Therefore, we generally commit to production in advance of customer orders. If retailers significantly change their inventory management strategies or if they or we fail to forecast customer or consumer demand accurately, we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are canceling orders. Distribution difficulties may have an adverse effect on our business by increasing the amount of inventory and the cost of warehousing inventory or decreasing our revenues.

Currency fluctuations in our international operations could increase our expenses, result in exchange losses and negatively affect our operating margins.

While most of our revenues are collected and our expenses are paid in U.S. dollars, a portion of our revenues and expenses, such as payroll, rent and indirect operational costs, are denominated in other currencies such as Canadian dollars and Mexican pesos. Also, because a substantial number of our products are imported from China, the floating currency rate of the renminbi (also called the yuan) could result in significant fluctuations in our product costs. Changes in the relation of these and other currencies to the U.S. dollar could affect our revenues, expenses and operating margins and could result in exchange losses.

We are dependent on key personnel, and the loss of these key personnel could significantly reduce our profitability.

We are highly dependent on the skills, experience and services of our key personnel, and the loss of key personnel could have a material adverse effect on our business, operating results and financial condition. Employment and retention of qualified personnel is important to the successful conduct of our business. Therefore, our success also depends upon our ability to recruit, hire, train and retain additional skilled and experienced management personnel. Our inability to hire and retain personnel with the requisite skills could impair our ability to manage and operate our business effectively and could significantly reduce our profitability.

The failure of our business strategy could decrease our revenues and profitability.

As part of our business strategy, we plan to continue to:

•	reduce costs throughout the entire company and at our suppliers;

•	reduce product returns and improve the quality of our products;

•	pursue innovation in our product categories through our ability to research, design and test new product concepts; and

•	develop and sustain industry-leading sales, marketing and branding programs in our industry.

Our strategic objectives may not be realized or, if realized, may not result in increased revenue, profitability or market presence. Executing our strategy may also place a strain on our suppliers, information technology systems and other resources. To manage growth effectively, we must maintain a high level of product quality, properly manage our third-party suppliers, continue to enhance our operational, financial and management systems and expand, train and manage our employee base. We may not be able to effectively manage our growth in any one or more of these areas, which could result in decreased revenues, profitability and market presence.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

Our credit facility and other financing arrangements contain covenants and other restrictions that, among other things, require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. The restrictions and covenants in our credit facility and other future financing arrangements may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur.

We have no history operating as an independent public company on which you can evaluate our business strategy.

Historically, our business has been principally operated as part of NACCO’s Housewares segment, and therefore we have no operating history as an independent public company. Accordingly, our business strategy and operations may not be successful on a stand-alone basis.

Our future success depends on our ability to develop new and innovative products on a consistent basis in order to increase revenues, and we may not be able to do so.

We believe that our future success is heavily dependent upon our ability to continue to make innovations in our existing products and to develop, source and market new products, which generally carry higher margins. We may not be successful in the introduction, marketing and sourcing of any new products or product innovations and we may not be able to develop and introduce in a timely manner innovations to our existing products that satisfy customer needs or achieve market acceptance.

To the extent that we rely on newly acquired businesses or new product lines to expand our business, these acquisitions or new product lines may not contribute positively to our earnings because anticipated sales volumes and synergies may not materialize, cost savings may be less than expected or acquired businesses may carry unexpected liabilities.

We may acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or of the rights to market specific products or use specific product names may involve a financial commitment by us, either in the form of cash or stock consideration. We may not be able to acquire businesses and develop products that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations or acquired businesses may carry unexpected liabilities.

Our business involves the potential for product recalls, which could affect our sales and profitability.

As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Products Safety Commission, which is referred to as the CPSC, to seek to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any repurchases or recalls of our products could be costly to us and could damage our reputation or the value of our brands. If we were required to remove, or we voluntarily remove, our products from the market, our reputation or brands could be tarnished, and we might have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the CPSC of a potential safety hazard can result in fines being assessed against us. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

Our results of operations are also susceptible to adverse publicity regarding the quality and safety of our products. In particular, product recalls may result in a decline in sales for a particular product.

Our business subjects us to product liability claims, which could affect our reputation, sales and profitability.

We face exposure to product liability claims if one of our products is alleged to have caused property damage, bodily injury or other adverse effects. We bear all costs associated with product liability claims up to $750,000 per claim and maintain product liability insurance for claims above this self-insured level. If a product liability claim is brought against us, our sales and profitability could be affected adversely as a result of negative publicity related to the claim, costs associated with any replacement of the product or expenses related to defending these claims. This could be true even if the claims themselves are ultimately settled for immaterial amounts. In addition, we may not be able to maintain product liability insurance on terms acceptable to us in the future. If the number of product liability claims we experience exceeds historical amounts, if we are unable to maintain product liability insurance or if our product liability claims exceed the amount of our insurance coverage, our results of operations and financial condition could be affected adversely.

Our actual liabilities relating to environmental matters may exceed our expectations.

We are subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. If we fail to comply with these laws, then we could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require us to incur significant additional expense or restrict operations.

We are investigating or remediating historical contamination at some current and former sites related to our prior manufacturing operations or the operations of businesses we acquired. We have also been named as a potentially responsible party for cleanup costs under the so-called Superfund law at third-party sites where waste has been disposed in the past. Under the Superfund law, and often under similar state laws, the entire cost of cleanup can be imposed on any one of the statutorily liable parties without regard to fault. Because liability for site remediation may be joint and several under the Superfund law, each potentially responsible party is potentially liable for other potentially responsible parties that become insolvent or bankrupt. Thus, the solvency of other potentially responsible parties could directly affect the Company’s ultimate aggregate cleanup costs. In addition, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on our financial conditions and results of operations.

We could, under some circumstances, also be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses we have acquired. In certain circumstances, our financial liability for cleanup costs takes into account agreements with an unrelated third party. Our liability for these costs could increase if such unrelated third party does not, or can not, perform its obligations under those agreements. In addition, under some of the agreements through which we have sold real estate, we have retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years after we sold these operations and could require us to incur significant additional expenses, which could materially adversely affect our results of operations and financial condition.

Our future financial performance may be worse than the performance reflected in our historical financial information included in this information statement.

The historical financial information included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following two factors:

•	Our historical financial information reflects allocations for services historically provided by NACCO, and we expect that, in some instances, the costs incurred for these services as a smaller independent public company, including changes that we expect in our cost structure, personnel needs, financing and operations as a result of the spin-off, may be higher than the share of total NACCO expenses allocated to us historically; and

•	Our historical financial information does not reflect the debt and related interest expense (as shown on the pro forma contractual obligations table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations Table of Hamilton Beach — After Completion of the Spin-Off”) that we will incur as part of the spin-off.

For these reasons, our future financial performance may be worse than the performance implied by the historical financial information presented in this information statement.

For additional information about the past financial performance of our business and the basis of the presentation of the our historical financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Financial Data of Hamilton Beach” and the accompanying notes included elsewhere in this information statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains statements that constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements about our market opportunity strategies, competition, expected activities and investments, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as “believe,” “anticipate,” “plan,” “seek,” “expect,” “intend” and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions. Our actual results could be materially different or worse than those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors and uncertainties described above and elsewhere in this information statement. In addition, you should understand that the following important factors and assumptions could affect our future results:

•	changes in the sales prices, product mix or levels of consumer purchases of small electric appliances;

•	bankruptcy of or loss of major retail customers or suppliers;

•	changes in costs, including transportation costs, of raw materials, key component parts or sourced products;

•	delays in delivery or the unavailability of raw materials, key component parts or sourced products;

•	changes in suppliers;

•	exchange rate fluctuations, changes in the foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which we buy, operate and/or sell products;

•	product liability, regulatory actions or other litigation, warranty claims or returns of products;

•	customer acceptance of, changes in costs of, or delays in the development of new products;

•	delays in or increased costs of restructuring programs; and

•	increased competition, including consolidation within the industry.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement. Neither we nor NACCO undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this information statement or to reflect the occurrence of unanticipated events, except as required by law.

THE SPIN-OFF

The discussion in this information statement of the spin-off and the principal terms of the spin-off agreement is subject to, and qualified by reference to, the spin-off agreement, a copy of which is attached to this information statement as Annex A and is incorporated by reference into this information statement.

General

On April 25, 2007, the NACCO board and our board each approved the spin-off agreement.

Manner of Effecting the Spin-Off

There are currently 10,000 shares of our common stock outstanding, all of which are owned by our parent, Housewares Holding Company, a wholly owned subsidiary of NACCO. Before the spin-off, those shares will be converted into the number of shares of our Class A common stock and our Class B common stock required to effect the spin-off. To effect the spin-off, Housewares Holding Company will distribute to NACCO all of the outstanding shares of our Class A common stock and Class B common stock. NACCO will then make a pro rata distribution of all of the outstanding shares of our Class A common stock and Class B common stock to holders of NACCO common stock as of the record date for the spin-off. The record date for the spin-off is [          ], 2007. For each share of NACCO Class A common stock held on the record date, NACCO will distribute one half of one share of our Class A common stock and one half of one share of our Class B common stock. Similarly, for each share of NACCO Class B common stock held on the record date, NACCO will distribute one half of one share of our Class A common stock and one half of one share of our Class B common stock.

No fractional shares of our Class A common stock or our Class B common stock will be distributed in the spin-off. Instead, as soon as practicable after the spin-off, the transfer agent will convert the shares of our Class B common stock into shares of our Class A common stock, aggregate all fractional shares of our Class A common stock into whole shares of our Class A common stock, sell these shares of our Class A common stock in the open market at prevailing market prices and distribute the applicable portion of the aggregate net cash proceeds of these sales to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Cash payments in lieu of fractional shares will be made to the holders in the same account in which the underlying shares are held. If holders physically hold certificates representing their shares of NACCO common stock, a check for the cash that they may be entitled to receive in lieu of fractional shares of our common stock will be mailed to those holders separately. Any holders that receive cash in lieu of fractional shares will not be entitled to any interest on the amounts of those payments.

None of NACCO, the transfer agent or us will guarantee any minimum sale price for the fractional shares of our Class A common stock. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “Material U.S. Federal Income Tax Consequences.”

NACCO stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of NACCO common stock or take any other action to be entitled to receive their shares of our Class A common stock. The distribution of shares of our common stock will not cancel or affect the number of outstanding shares of NACCO common stock. NACCO stockholders should retain their NACCO stock certificates.

Immediately after the spin-off, holders of NACCO common stock as of the record date will hold all of the outstanding shares of our Class A common stock and our Class B common stock. Based on the number of shares of NACCO common stock outstanding on June 1, 2007, NACCO expects to distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock to NACCO stockholders in the spin-off.

On May 31, 2007, we paid Housewares Holding Company the special dividend of $110 million in cash. Housewares Holding Company then paid $110 million in cash to NACCO, its parent. The payment represents a return to NACCO and Housewares Holding Company of a portion of their investment in us. The amount of the payment was determined based on an evaluation of our capital structure and anticipated financial performance after the spin-off.

Corporate Structure before the Spin-Off

Pro Forma Corporate Structure after the Spin-Off

Reasons for the Spin-Off

NACCO and we believe that the spin-off will accomplish a number of important business objectives and is in the best interests of NACCO’s stockholders. NACCO and we expect that we, as an independent company, will be able to compete more successfully as the housewares industry consolidates by having the ability to offer our stock as consideration in connection with acquisitions. Furthermore, the spin-off will place us in a better position to retain and attract talented management by providing us with the ability to issue incentive compensation awards that are related to the performance of our common stock.

In particular, NACCO and we believe the spin-off will:

•	Create Opportunities for Growth. After the spin-off, we will be able to develop a financing strategy and capital structure more suited for our business as the housewares industry continues to consolidate. As a result, the spin-off may allow us to take greater advantage of and have greater flexibility in raising capital and responding to strategic opportunities for growth, because we will have the ability to offer our stock as consideration in connection with potential future acquisitions or other growth opportunities. NACCO and we believe that potential targets may be more attracted to a stock-based acquisition by an independent acquiror operating exclusively in the housewares industry than by a consolidated entity operating in substantially different industries or an acquiror that is a subsidiary of such a consolidated entity.

•	Provide Direct Access to Equity Capital Markets and Greater Access to Debt Capital Markets. After the spin-off, we will have committed credit facilities consisting of our $115 million credit facility and our $125 million term loan agreement. In addition, as a company with our own publicly traded common stock, we expect to be able to more readily attract investor interest across both the public equity and debt capital markets as compared to our ability to do so currently as a wholly owned subsidiary of a larger diversified company. This direct access to equity and debt capital markets after the spin-off may provide us with greater financial flexibility to compete in the small electric household and commercial appliance industries.

•	Allow Us To Retain and Attract Talented Management. After the spin-off, we will have our own equity securities, the market value of which is expected to reflect the efforts and performance of our management. With these securities, we will be in a better position to retain and attract talented management because we will have the ability to offer incentive compensation arrangements to our executives that are directly related to the market performance of our Class A common stock. As a result, our ability to retain and attract talented management is expected to be improved after the spin-off.

•	Better Align Management Incentives with the Business’ Performance. After the spin-off, we will be able to better align management incentives with the performance of our business. We will provide equity-based compensation to management, which will reflect the market price of our Class A common stock and performance of our business. The resulting focused equity incentives will be used to better motivate the members of our management team.

•	Provide Investors with a More Focused Investment Option. We operate in different industries than NACCO’s other business segments (lift trucks, mining and specialty retailing) and as a result have different operational, growth and financial characteristics and investment attributes. As an independent public company focused solely on the housewares industry after the spin-off, it will be easier for investors to analyze and compare our company to other companies within the housewares industry than before the spin-off when we were a subsidiary of NACCO. Accordingly, we may generate additional investor interest by providing investors with the opportunity to directly invest in our business and may appeal to more investors with different goals, interests and concerns.

Ownership of Hamilton Beach after the Spin-Off

Immediately after the spin-off, NACCO stockholders as of the record date will hold all of the outstanding shares of our Class A common stock and our Class B common stock. Based on the number of shares of NACCO common stock outstanding on June 1, 2007, NACCO expects to distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock in the spin-off.

Operations of Hamilton Beach after the Spin-Off

We will continue to conduct business after completion of the spin-off under multiple brands and trade names. Our headquarters will continue to be located in Glen Allen, Virginia.

Management of Hamilton Beach after the Spin-Off

After the spin-off, our executive officers will be the same as our executive officers immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated bylaws or as otherwise provided by law.

After the spin-off, we will be led by:

•	Dr. Michael J. Morecroft as President and Chief Executive Officer;

•	Keith B. Burns as Vice President, Engineering and Product Development;

•	Kathleen L. Diller as Vice President, General Counsel and Secretary;

•	Gregory E. Salyers as Vice President, Operations;

•	Paul C. Smith as Senior Vice President, Sales;

•	James H. Taylor as Vice President, Chief Financial Officer and Treasurer; and

•	Gregory H. Trepp as Vice President, Marketing.

See “Management” beginning on page 55 for additional discussion regarding our management after the spin-off.

Hamilton Beach Board after the Spin-Off

After the spin-off, our directors will be the same as our directors immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law.

After the spin-off, our board will consist of Alfred M. Rankin, Jr., who will serve as the non-executive Chairman, June R. Aprille, David J. McKittrick, Dr. Michael J. Morecroft, Thomas T. Rankin, Britton T. Taplin, [          ], [          ] and [          ].

Our amended and restated certificate of incorporation provides for a classified board of directors. The following sets forth the names of the individuals who will serve as our directors after the spin-off and the year in which their terms will expire:

Class

2008
2009
2010

Committees of the Hamilton Beach Board after the Spin-Off

After the spin-off, our board will have an audit review committee, a compensation committee and a nominating and corporate governance committee. June R. Aprille, David J. McKittrick, Britton T. Taplin, [          ], [          ] and [          ] satisfy the criteria for director independence as set forth in the NYSE rules.

Immediately after the spin-off, the members of our audit review committee, compensation committee and nominating and corporate governance committee will be as follows:

Audit Review Committee	Compensation Committee

[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

Nominating and Corporate Governance Committee

[          ]
[          ]
[          ]

Interests of Hamilton Beach Directors and Executive Officers in the Spin-Off

Some of our directors and executive officers have interests in the spin-off that are different from, or in addition to, the interests of NACCO stockholders who will receive shares of our common stock in the spin-off. Each of the NACCO board and our board was aware of these interests and considered them in making its respective decision to approve the spin-off agreement. These interests include:

•	the designation of certain of our directors and officers before the spin-off as our directors or executive officers after the spin-off;

•	the participation of executive officers in various incentive compensation plans for 2007, as previously approved by the HB/PS compensation committee prior to the spin-off;

•	the provision of compensation and other benefits to our directors and the participation by directors in an equity compensation plan, as described in more detail in “Management — Compensation of Directors” beginning on page 59;

•	the participation by executive officers in an equity incentive compensation plan, subject to the approval of grants of awards by our compensation committee, as described in more detail in “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Long-Term Incentive Compensation” beginning on page 67; and

•	the receipt by executive officers of potential aggregate retention bonus and/or severance payments of up to approximately $3,870,000, as described in more detail in “Management — Compensation of Hamilton Beach’s Named Executive Officers — Severance and Change in Control Arrangements after the Spin-Off” beginning on page 81.

The potential aggregate retention bonus and severance payment amounts are based on compensation rates in effect on the spin-off date and assume eligible termination dates of December 31, 2007. The actual payment amounts will depend on the circumstances of the termination and, in certain instances, the compensation amounts in effect on the payment date.

Short-Term Incentive Compensation for Executive Officers and Other Management Employees

It is expected that the Hamilton Beach/Proctor-Silex, Inc. 2007 Annual Incentive Compensation Plan, which is referred to as the Short-Term Plan, which covers our executive officers and other management employees, will continue in effect through December 31, 2007 with no substantive changes. HB/PS employee salary grades for a few, select employees were changed to reflect additional duties and responsibilities after the spin-off, subject to completion of the spin-off, resulting in increased salary mid-points and target incentive amounts for those employees. Amounts paid under the Short-Term Plan will be pro-rated, based on old salary mid-points and target incentive amounts for the portion of 2007 before the completion of the spin-off and new salary mid-points and target incentive amounts for the portion of 2007 after the completion of the spin-off, for employees whose salary grades are changed. It is expected that the 2007 awards will be based on the previously established performance targets.

For a further discussion of the Short-Term Plan, see “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Short-Term Incentive Compensation” beginning on page 65.

Long-Term Incentive Compensation for Executive Officers and Other Management Employees

HB/PS Long-Term Plan.  It is expected that the Hamilton Beach/Proctor-Silex, Inc. Long-Term Incentive Compensation Plan, which is referred to as the HB/PS Long-Term Plan, which covers our executive officers and other management employees, will continue in effect through December 31, 2007 with no substantive changes to the outstanding 2007 awards, other than those caused by the changes in employee salary grades discussed above. It is expected that the 2007 awards will be based on the previously established performance targets.

For a further discussion of the HB/PS Long-Term Plan, including certain prospective changes that are expected to be made to the plan, see “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Long-Term Incentive Compensation” beginning on page 67.

Hamilton Beach Long-Term Plan.  We will adopt the Hamilton Beach, Inc. Executive Long-Term Incentive Compensation Plan, which is referred to as the Hamilton Beach Long-Term Plan, prior to the spin-off date.

However, the plan will be effective as of the spin-off date and contingent upon the consummation of the spin-off. For the remainder of 2007, our compensation committee is expected to grant target awards for certain executives in the amounts described under “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Long-Term Incentive Compensation — Hamilton Beach Long-Term Plan — General Description of Hamilton Beach Long-Term Plan — 2007 Awards” beginning on page 68.

For each performance period beginning in 2008, our compensation committee is expected to establish a target level of incentive opportunity for each participant, stated as a percentage of the participant’s salary midpoint.

In general, the awards will be allocated by the compensation committee between a cash component, to be paid in cash, and an equity component, to be paid in shares of our Class A common stock, which are referred to as award shares. We expect that approximately 65% of all post-2007 awards under the Hamilton Beach Long-Term Plan will be distributed in award shares and the remainder in cash. The awards that are paid to certain non-resident alien employees may be paid entirely in cash depending on local law restrictions or requirements.

Award shares cannot be assigned, pledged, hypothecated or otherwise transferred by the participant, voluntarily or involuntarily, other than the following:

•	by will or the laws of descent and distribution;

•	pursuant to a qualified domestic relations order; or

•	to a trust for the benefit of the participant, or the participant’s spouse, children or grandchildren.

These restrictions on transfer lapse upon the earliest to occur of the following:

•	December 31 of the fifth year after the end of the period for which the award shares were granted;

•	the death or permanent disability of the participant;

•	termination of employment on account of retirement at or after age 60 with at least five years of service;

•	a change in control of the company; and

•	at such other time as our compensation committee may approve.

The number of shares available for award shares under the Hamilton Beach Long-Term Plan is expected to be an aggregate of 1,000,000 shares of our Class A common stock, subject to adjustments for stock splits or similar changes.

For a further discussion of the Hamilton Beach Long-Term Plan, including the amount of the 2007 target awards that are expected to be issued under the plan, see “Management — Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Long-Term Incentive Compensation” beginning on page 67.

Non-Employee Directors’ Equity Compensation

Hamilton Beach Non-Employee Directors’ Equity Compensation Plan. Compensation that is paid to the directors who are not our officers will be paid pursuant to the Hamilton Beach Non-Employee Directors’ Equity Compensation Plan, which is referred to as the directors’ plan, which we intend to adopt in connection with the spin-off. Under the directors’ plan, each such director is expected to receive $20,000 of the $40,000 annual retainer in shares of our Class A common stock.

These shares cannot be assigned, pledged, hypothecated or otherwise transferred by the director, voluntarily or involuntarily, other than the following:

•	by will or the laws of descent and distribution;

•	pursuant to a qualified domestic relations order; or

•	to a trust for the benefit of the director, or the director’s spouse, children or grandchildren.

These restrictions on transfer lapse upon the earliest to occur of the following:

•	five years after the last day of the calendar quarter for which such shares were earned;

•	the death or permanent disability of the director;

•	five years (or earlier with the approval of our board) after the date of the retirement of the director from our board;

•	a change in control of the company;

•	the date that a director is both retired from our board and has reached 70 years of age; and

•	at such other time as our board may approve.

In addition, each director has the right under the directors’ plan to receive shares of our Class A common stock instead of cash for up to 100% of the balance of the director’s annual retainer, meeting attendance fees and any committee chair fees. Shares received instead of cash are not subject to the foregoing restrictions on transfer.

For a further discussion of the directors’ plan see “Management — Compensation of Directors” beginning on page 59.

Listing of Hamilton Beach Common Stock

We have applied to list our Class A common stock on the NYSE under the symbol “HAB.” Our Class B common stock will not be listed on the NYSE or any other stock exchange.

Market for Hamilton Beach Common Stock

Currently, there is no public market for our Class A common stock. We have applied to list our Class A common stock on the NYSE. If the NYSE approves the listing, we expect that a “when-issued” trading market for our Class A common stock will develop before the record date for the spin-off. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades will settle before the record date for the spin-off, and if the spin-off does not occur, all when-issued trading will be null and void. On the first trading day after the spin-off, when-issued trading will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day after the date of a transaction.

Our Class B common stock will not be listed on the NYSE or any other stock exchange. In addition, our Class B common stock generally will not be transferable by a stockholder except to or among a limited number of permitted transferees pursuant to our amended and restated certificate of incorporation. Our Class B common stock will, however, be convertible at all times, and without cost to the stockholder, into our Class A common stock on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B common stock may convert those shares into an equal number of shares of our Class A common stock at any time and then sell the shares of our Class A common stock in the public market.

Accounting Treatment

The spin-off will be accounted for by NACCO as a spin-off of Hamilton Beach. After the spin-off, Hamilton Beach is expected to be accounted for as a discontinued operation by NACCO. If accounted for as a discontinued operation, the measurement date would be the spin-off date. After the spin-off, our assets and liabilities will be accounted for at the historical book values carried by NACCO prior to the spin-off. No gain or loss will be recognized as a result of the spin-off. Costs related to the spin-off will be recognized as incurred by NACCO and us before the spin-off.

Completion of the Spin-Off

The spin-off is expected to be completed on or about [          ], 2007.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes material U.S. federal income tax consequences of the spin-off to us, NACCO and stockholders who hold NACCO common stock as a capital asset. This discussion is based on the Code, Treasury regulations issued under the Code and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the spin-off will be consummated in accordance with the spin-off agreement and as further described in this information statement.

This discussion is not a complete description of all of the consequences of the spin-off and, in particular, does not address U.S. federal income tax considerations applicable to NACCO stockholders subject to special treatment under U.S. federal income tax law. Persons subject to special treatment include, for example:

•	partnerships, S corporations and other pass-through entities;

•	foreign persons, foreign entities and U.S. expatriates;

•	mutual funds, banks, thrifts and other financial institutions;

•	dealers and traders in securities;

•	insurance companies;

•	tax-exempt entities and pension funds;

•	NACCO stockholders who acquired their shares through a benefit plan or a tax-qualified retirement plan, or through the exercise of an employee stock option or similar derivative or otherwise as compensation;

•	NACCO stockholders whose functional currency is not the U.S. dollar; and

•	NACCO stockholders who hold NACCO common stock as part of a “hedge,” “straddle,” “conversion,” “constructive sale,” or other integrated investment or financial transaction.

This discussion does not address any tax consequence of the spin-off arising under any foreign, state or local laws.

NACCO stockholders are urged to consult with their tax advisors regarding the tax consequences to them of the spin-off in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

The consummation of the spin-off is conditioned upon the receipt by NACCO of an opinion of Jones Day, counsel to NACCO, to the effect that the spin-off will qualify as a tax-free spin-off under Section 355 of the Code. The opinion of counsel is not binding on the IRS or the courts; there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Furthermore, this opinion of counsel will rely, among other things, on specified assumptions, including assumptions regarding the absence of changes in existing facts and law and the consummation of the spin-off in accordance with the spin-off agreement, and on certain representations as to factual matters made by, among others, NACCO and us. Any inaccuracy in these assumptions or representations could jeopardize the conclusions reached by counsel in its opinions. Neither we nor NACCO intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the spin-off.

Jones Day, counsel to NACCO, has advised NACCO that, subject to the facts that exist at the time of the distribution of the Hamilton Beach Class A common stock and Hamilton Beach Class B common stock by NACCO and the receipt from management of NACCO and Hamilton Beach of acceptable representations as to such facts, the material U.S. federal income tax consequences of the spin-off will be as follows:

•	the distribution of our common stock to NACCO stockholders in connection with the spin-off will qualify as tax-free to NACCO and us;

•	no taxable gain or loss will be recognized by a NACCO stockholder solely as the result of the receipt of our common stock in the spin-off (except with respect to cash that a NACCO stockholder may receive instead of a fractional share in our Class A common stock and our Class B common stock);

•	cash received by a NACCO stockholder instead of a fractional share in us will be treated as if the NACCO stockholder received the fractional share in us in the spin-off and then sold that fractional share, and such a stockholder generally will recognize taxable gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the shares of our common stock allocable to that fractional share in us. This gain or loss generally will be long-term capital gain or loss if the NACCO stockholder’s holding period for the NACCO common stock is greater than one year at the time of the spin-off;

•	the aggregate tax basis of the NACCO common stock and our common stock in the hands of each NACCO stockholder immediately after the distribution of our common stock to NACCO stockholders in connection with the spin-off will be the same as the aggregate adjusted tax basis of the NACCO common stock held by that stockholder immediately before the distribution (including any fractional shares deemed received and sold as described above), allocated between the common stock of NACCO and us in proportion to their relative fair market values on the date our common stock is distributed to NACCO stockholders; and

•	the holding period of our common stock (including any fractional shares to which the stockholder may be entitled) received by each NACCO stockholder will include the holding period of its NACCO common stock, provided that its NACCO common stock is held as a capital asset on the date our common stock is distributed to NACCO stockholders.

If, contrary to the representations made to Jones Day in connection with its opinion, the spin-off were found to constitute part of a “plan” pursuant to which 50% or more of the total combined voting power or total value of the NACCO common stock or our common stock is acquired following the spin-off, then the distribution of our common stock to NACCO stockholders in connection with the spin-off would be disqualified as a tax-free transaction to NACCO by reason of Section 355(e) of the Code.

In that event, NACCO would recognize taxable gain equal to the excess, if any, of the value of our common stock at the time of the spin-off, over NACCO’s adjusted tax basis in such stock; however, the spin-off generally would remain tax-free to each NACCO stockholder. The process under the tax rules for determining whether a 50% or greater change of ownership has occurred as part of a “plan” is complex, inherently factual and subject to the interpretation of the facts and circumstances of a particular case. Under the spin-off agreement between NACCO, Housewares Holding Company and us, we would be required to indemnify NACCO after the spin-off against tax on that taxable gain if it were triggered by certain actions by us (including our subsidiaries) not consented to by NACCO or Housewares Holding Company. See “The Spin-Off Agreement” beginning on page 88.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Market Price Data

There is no established trading market for shares of our Class A common stock. At June 1, 2007, there were 10,000 shares of our common stock outstanding, all of which were owned by Housewares Holding Company.

In connection with the spin-off, NACCO will distribute approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock on a pro rata basis to holders of NACCO Class A common stock and NACCO Class B common stock as of the record date for the spin-off. We have applied to list our Class A common stock on the NYSE under the symbol “HAB.”

Dividends and Special Dividend

We paid dividends to Housewares Holding Company, as our sole stockholder, in 2004, 2005 and 2006 in the aggregate amount of $81.5 million. From January 1, 2007 through March 31, 2007, we paid dividends of $18.5 million to Housewares Holding Company. In addition, on May 31, 2007, we paid the special dividend of $110 million in cash to Housewares Holding Company.

Dividend Policy

After the spin-off, we do not expect to pay dividends in the foreseeable future. In addition, our credit facility and our term loan agreement limit our ability to pay dividends or make distributions in respect of our capital stock. For a discussion of these restrictions, see the discussion under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations — Liquidity and Capital Resources of Hamilton Beach — After the Spin-Off” beginning on page 39.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the risk factors contained in this information statement as well as our historical consolidated financial statements, including the notes related to those statements, and other financial information included elsewhere in this information statement. This information statement contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from our historical financial results and those indicated in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 17 and 8, respectively. Unless otherwise specified, this section reflects our historical financial condition and results of operations. Tabular amounts are in thousands, except percentage data.

Overview

We are a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. Hamilton Beach is an indirect, wholly owned subsidiary of NACCO. Because the housewares business is seasonal, a majority of revenues and operating profit occurs in the second half of the year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday selling season.

Competition in the housewares industry continues to be intense as costs for freight and raw materials such as plastic, copper, aluminum and steel continue to increase, causing our suppliers to attempt to raise prices on the costs of our products, which results in further pressure on margins. Competitors continue to consolidate, which can provide them with greater scale and efficiencies. In order to remain competitive and to further lower costs and provide greater value, we and other housewares product distributors have transferred our manufacturing to third-party manufacturers located in lower-cost regions, primarily Asia. As a result, further dramatic cost reductions may be difficult to achieve in the near future and, in fact, supplier costs are expected to increase during the remainder of 2007 in order to cover higher material costs and transportation expenses. In order to provide our customers with high quality products at a reasonable price and continue to remain competitive in this consolidating industry, we continuously work with our suppliers through re-engineering our products and the implementation of cost-saving initiatives to lower product costs.

Our continued investment in the development of new, innovative products tends to drive growth and higher margins in the marketplace by providing new products with no previous price comparisons, which creates an opportunity for the sales price point to cover our costs more effectively. Against a backdrop of continued interest in home cooking, many new products aimed at this market, particularly those promoted on television, have been well received by consumers. Brand names continue to be important in small kitchen appliances, with the importance of these names varying across consumer segments and markets. However, the overall market growth rate in small kitchen appliances is relatively low, with products facing increasing competition for consumers’ disposable income from consumer electronics and other gift items.

Strong relationships with the leading retailers, which continue to grow in size, are critical for success. Shelf placement is highly competitive and sales are increasingly driven by promotional activity in the fourth-quarter holiday season, which delivers a significant portion of annual sales. In addition, the impact of winning or losing a single product placement or multi-product placement program at specific retailers is being magnified as certain retailers’ shares of the overall market grow.

We have established strategies and key programs aimed at responding to these industry trends. These strategies and programs focus on three fundamental areas: continuous cost reduction; innovation; and professional sales and marketing. Each key program is designed to enhance profitability or generate growth. Profit enhancement programs focus on efficiencies in product development, manufacturing and the supply chain, while growth programs focus on new innovative products, branding and distribution channel optimization.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities (if any). On an ongoing basis, we evaluate our estimates, including those related to product discounts and returns, bad debts, inventories, income taxes, warranty obligations, product liabilities, restructuring, pensions, and contingencies and litigation. We base our estimates on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Product liabilities.  We provide for the estimated cost of personal and property damage relating to our products based on a review of our historical experience and consideration of any known trends. Reserves are recorded for estimates of the costs for known claims and estimates of the costs of incidents that have occurred but for which a claim has not yet been reported to us, up to $750,000 per claim, which is the amount for which we are responsible before our insurance coverage applies. While we engage in extensive product quality reviews and customer education programs, our product liability reserve is affected by the number and magnitude of claims of alleged product-related damage and the cost to defend those claims. In addition, our estimates regarding the magnitude of claims are affected by changes in assumptions regarding medical costs, inflation rates and trends in damages awarded by juries. Changes in our assumptions regarding any of these factors could result in a change in our estimate of the magnitude of claims. A one percent increase in the estimate of the number of claims or the magnitude of claims would increase our product liability reserve and reduce our operating profit by $0.1 million. Our past results of operations have not been materially affected by a change in estimate of our product liability reserve and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Goodwill.  In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” we are required to test goodwill for impairment at least annually. To test our goodwill for impairment, we are required to estimate our fair value. Since quoted market prices in an active market are not available for us, we use other valuation techniques. We have developed a model to estimate our fair value, primarily incorporating a discounted cash flow valuation technique. This model incorporates our estimates regarding future cash flows, long-term future growth rates and the discount rates used to discount those estimated cash flows. The estimates and projections used in the estimate of fair value are consistent with our past performance and our current annual operating and long-range plans. Changes to these estimates and projections could result in a significantly different estimate of our fair value, which could result in an impairment of goodwill. If we had used an annual cash flow projection or an expected long-term growth rate that was 100 basis points lower or used a discount rate that was 100 basis points higher in our estimate of fair value, the changes, individually or in the aggregate, would not have resulted in the carrying value of our net assets, including goodwill, exceeding the fair value of our net assets, and as such there would not have been an indication of impairment. We have goodwill of $80.7 million that is subject to at least an annual review of impairment.

Revenue recognition.  Revenues are generally recognized when title transfers and risk of loss passes as customer orders are completed and shipped. Reserves for product discounts, returns and warranties are maintained for anticipated future claims. The accounting policies used to develop these product discounts, returns and warranties include:

Product discounts.  We record estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. If market conditions were to decline or if competition was to increase, we may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. If our estimate of customer programs and incentives was one percent higher than the levels offered during 2006, our reserve for product discounts would increase and revenue would be reduced by $0.1 million. Our past results of operations have not been materially affected by a change in estimate of our product discounts and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Product returns.  Products generally are not sold with the right of return. However, based on our historical experience, a portion of products sold are estimated to be returned due to reasons such as buyer remorse, product failure and excess inventory stocked by the customer, which, subject to certain terms and conditions, we will agree to accept. We record estimated reductions to revenues at the time of sale based on our historical experience and the limited right of return provided to certain customers. If future trends were to change significantly from those experienced in the past, incremental reductions to revenues may result based on this new experience. If our estimate of average return rates for each type of product sold were to increase by one percent over our historical levels, our reserve for product returns would increase and revenues would be reduced by less than $0.1 million. Our past results of operations have not been materially affected by a change in estimate of our product returns and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Product warranties.  We provide for the estimated cost of product warranties at the time revenues are recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our suppliers, our warranty obligation is affected by product failure rates, labor costs and replacement costs incurred in correcting a product failure. If actual product failure rates, labor costs or replacement costs differ from our estimates, which are based on historical failure rates and consideration of known trends, revisions to our estimate of the cost to correct product failures would be required. If our estimate of the cost to correct product failures were to increase by one percent over 2006 levels, our reserve for product warranties would increase and revenues would be reduced by less than $0.1 million. Our past results of operations have not been materially affected by a change in estimate of our product warranties and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change our estimates in the future.

Allowances for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. An impairment in value of one percentage point of the outstanding accounts receivables would require an increase in the allowance for doubtful accounts and would result in additional expense of approximately $0.9 million.

Inventory reserves.  We write down our inventory to the lower of cost or market, which includes an estimate for obsolescence or excess inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs. An impairment in value of one percentage point of the outstanding inventories would result in additional expense of approximately $0.8 million.

Environmental liabilities.  We are investigating historical environmental contamination at one current and two former sites related to our past manufacturing operations or those of businesses we acquired. We are also currently remediating environmental contamination at three former sites. Our current estimate of investigation and remediation costs is based on results of previously performed investigations or testing, as well as cost-sharing agreements with an unrelated third party at three sites. The discovery of contamination at additional sites and results from further testing at known sites may result in adjustments to management estimates of investigation and remediation costs and may differ materially from original estimates. In addition to the amounts currently accrued, we estimate that it is reasonably possible that we may incur additional expenses in the range of $0 to $3.5 million related to environmental investigation and/or remediation, which excludes up to $1.6 million of reasonably possible expenses that would be paid by the unrelated third party.

Retirement benefit plans.  Our U.S. and Canadian employees participate in two defined benefit pension plans. In 1996, pension benefits were frozen for our U.S. employees covered under one of the defined benefit plans, which is sponsored by NACCO. As a result, U.S. employees receive retirement benefits under defined contribution retirement plans. Our policy is to periodically make contributions to fund the defined benefit pension plans within the range allowed by applicable regulations. The defined benefit pension plans’ assets consist primarily of publicly traded stocks, investment contracts and government and corporate bonds. There is no guarantee that the actual return on the plans’ assets will equal the expected long-term rate of return on plan assets or that the plans will not incur investment losses.

The basis for the selection of the discount rate for the U.S. plan at each September 30 measurement date is determined by matching the timing of the payment of the expected pension obligations under the defined benefit plans against the corresponding yield of Moody’s Aa corporate bonds of equivalent maturities.

The expected long-term rate of return for the U.S. plan on defined benefit plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. We have established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by us to determine our estimated rate of return assumption at our September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2006 and 2005. During periods of both significant market gains as well as depressed market returns, we have held to a consistent 9.00% expected rate of return assumption for the U.S. plan.

Changes to the estimate of any of these factors could result in a material change to our pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. Because the 2006 assumptions are used to calculate 2007 pension expense amounts, a one percentage point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2007 of approximately $0.3 million for the U.S. plan. A one percentage point increase or decrease in the discount rate would have lowered by approximately $0.5 million or raised by approximately $0.2 million, respectively, the U.S. plan’s 2007 expense and would lowered by approximately $3.1 million or raised by approximately $3.6 million the plan’s accumulated obligation as of the end of 2006.

As of the date of the spin-off, we will no longer participate in the NACCO defined benefit pension plan covering our U.S. employees. As a result, after the spin-off, our employees will cease to participate in that defined benefit pension plan as active participants but will continue to be entitled to receive any benefits that have previously accrued. After the spin-off, we will not have any liability under that defined benefit pension plan.

Financial Review

Operating Results

Our results of operations were as follows for the three months ended March 31:

	2007	2006

Revenues	$96,841	$95,568
Operating profit	$695	$1,161
Interest expense	$830	$1,086
Other expense	$99	$437
Net loss	$(144)	$(224)
Effective income tax rate	38.5%	38.1%

First Quarter of 2007 Compared with First Quarter of 2006

The following table identifies the components of the change in revenues for the first quarter of 2007 compared with the first quarter of 2006:

Revenues

2006	$95,568
Increase (decrease) in 2007 from:
Sales mix and other	2,964
Average sales price	860
Unit volume	(2,208)
Foreign currency	(343)

2007	$96,841

Revenues increased 1.3% in the first quarter of 2007 to $96.8 million compared with $95.6 million in the first quarter of 2006, primarily as a result of an increase in sales of higher-priced products in the U.S. and international consumer markets and commercial markets, driven by increased product placements at retail stores and from the effect of price increases implemented late in the fourth quarter of 2006. The increase was partially offset primarily by lower unit volumes.

The following table identifies the components of the change in operating profit for the first quarter of 2007 compared with the first quarter of 2006:

Operating
Profit

2006	$1,161
Increase (decrease) in 2007 from:
Foreign currency	(676)
Gross profit	(337)
Selling, general and administrative expenses	547

2007	$695

Operating profit decreased $0.5 million to $0.7 million in the first quarter of 2007, compared with $1.2 million in the first quarter of 2006. Operating profit declined primarily as a result of unfavorable foreign currency movements and from lower gross profit caused by increased product costs and reduced production volume at the Mexican manufacturing operation which is in the process of closing. This decrease was partially offset by a decrease in selling, general and administrative expenses from lower advertising and favorable restructuring adjustments partially offset by higher employee-related costs.

The net loss of $0.1 million in the first quarter of 2007 was comparable to the net loss of $0.2 million in the first quarter of 2006. The net loss was affected by the decrease in operating profit offset by a reduction in other expense, primarily from favorable foreign currency movements.

Outlook

We are moderately optimistic that markets for our consumer goods will continue to strengthen in 2007 compared with prior years. Current economic conditions affecting consumers, such as energy and interest rates, appear to have stabilized and are expected to continue to remain stable in 2007.

Over time, continued product innovation, promotions and branding programs are expected to strengthen our market positions. As a result of our ongoing focus on innovation, we have a strong assortment of new products planned for introduction in 2007, including the new, innovative Quick Drytm Garment Drying Station. These new products, along with products introduced in 2005 and 2006, are expected to generate additional product placements at retailers, resulting in increased revenues and operating profit in 2007.

We implemented manufacturing restructuring programs in prior years designed to reduce operating costs and move the manufacturing of products to third-party manufacturers. These restructuring programs, as well as expected increases in volumes and other programs initiated by us, are expected to have a favorable impact on results in 2007 and future years. The Mexico manufacturing operation, which was our only remaining manufacturing operation, was closed in the second quarter of 2007. Blenders and coffeemakers for the Mexico and Latin America markets are now produced solely by third-party manufacturers. We anticipate additional pre-tax charges in the second quarter of approximately $0.9 million related to the completion of our Mexico manufacturing restructuring program.

Longer-term, we will work to continuously improve revenues and profitability by focusing on innovative products and on cost-reduction and margin-enhancement programs.

Our results of operations were as follows for the year ended December 31:

	2006	2005	2004

Revenues	$546,719	$527,668	$507,244
Operating Profit	$42,512	$37,064	$28,220
Interest expense	$(4,771)	$(5,277)	$(6,199)
Other income (expense) — net	$(2,409)	$438	$116
Net income	$22,244	$20,292	$15,248
Effective income tax rate	37.0%	37.0%	31.1%

The lower effective income tax rate in 2004 compared with 2005 and 2006 was primarily due to the favorable resolution of certain tax issues that were provided for in prior years and a reduction in the statutory income tax rates related to earnings generated outside the United States.

2006 Compared with 2005

The following table identifies the impact of the components of change in revenues for 2006 compared with 2005:

Revenues

2005	$527,668
Increase (decrease) in 2006 from:
Sales mix and other	30,114
Foreign currency	2,628
Unit volume	(13,691)

2006	$546,719

Revenues increased 3.6% in 2006 to $546.7 million compared with $527.7 million in 2005. The increase in revenues was primarily due to sales of higher-priced products in the U.S. consumer and international markets as well as favorable foreign currency effects. These increases were partially offset by reduced unit volumes.

The following table identifies the impact of the components of change in operating profit for 2006 compared with 2005:

Operating Profit

2005	$37,064
2005 Restructuring program	3,713

40,777
Increase (decrease) in 2006 from:
Gross profit	3,844
Foreign currency	1,951
Selling, general and administrative expenses	(2,575)

43,997
2006 Restructuring program	(1,485)

2006	$42,512

Operating profit increased 14.7% to $42.5 million in 2006 from $37.1 million in 2005. Operating profit includes restructuring charges of $1.5 million and $3.7 million for restructuring programs implemented at our Mexican manufacturing facility in 2006 and 2005, respectively. See further discussion of the Restructuring Plans below.

Our operating results were favorably affected by an increase in gross profit, primarily due to a shift in sales mix to higher-margin products partially offset by higher product costs, a lower restructuring charge in 2006 compared with 2005 and reduced warehouse expenses. In addition, favorable foreign currency movements improved our operating profit. Selling, general and administrative expenses increased primarily from an increase in environmental reserves of $2.2 million as a result of revised remediation estimates for previously occupied sites, and higher employee-related expenses.

Our net income increased to $22.2 million in 2006 compared with $20.3 million in 2005. This increase was mainly due to the increase in operating profit partially offset by an increase in other expense, primarily from unfavorable foreign currency movements and $0.7 million related to costs for an unsuccessful transaction with Applica Incorporated, which is referred to as Applica, which was not consummated after Applica claimed to exercise its rights to terminate the merger agreement it had entered into with NACCO and us.

2005 Compared with 2004

The following table identifies the impact of the components of change in revenues for 2005 compared with 2004:

Revenues

2004	$507,244
Increase (decrease) in 2005 from:
Unit volume	28,268
Foreign currency	4,267
Average sales price	2,516
Sales mix and other	(14,627)

2005	$527,668

Revenues increased 4.0% in 2005 to $527.7 million compared with $507.2 million in 2004. The increase was primarily due to increased sales volume in U.S. consumer, commercial and international markets, favorable foreign currency effects and an increase in the average sales prices of products. These increases were partially offset by a shift in sales mix to lower-priced products.

The following table identifies the impact of the components of change in operating profit for 2005 compared with 2004:

Operating Profit

2004	$28,220
2004 Restructuring program	9,359

37,579
Increase (decrease) in 2005 from:
Gross profit	2,704
Foreign currency	1,901
Selling, general and administrative expenses	(1,407)

40,777
2005 Restructuring program	(3,713)

2005	$37,064

Operating profit increased 31.3% to $37.1 million in 2005 from $28.2 million in 2004. Operating profit in 2005 includes a $3.7 million restructuring and related inventory impairment charge for a restructuring program implemented at our Mexican manufacturing facility. Operating profit in 2004 includes a $9.4 million restructuring and related inventory impairment charge for a restructuring program implemented at our manufacturing facilities. See further discussion of the Restructuring Plans below.

Our operating results were favorably affected by an increase in gross profit, primarily due to an increase in sales volume, lower manufacturing costs as a result of the 2004 manufacturing restructuring program and a continued shift to sourcing products from China. In addition, favorable foreign currency movements improved our operating profit. Selling, general and administrative expenses increased primarily as a result of higher employee-related expenses and an impairment charge recognized on the manufacturing facility in Mexico.

Our net income increased to $20.3 million in 2005 compared with $15.2 million in 2004. This increase was mainly due to the increase in operating profit and a decrease in interest expense as a result of more favorable interest rates incurred after the amendment of our revolving credit facility during 2005.

Restructuring Plans

2006 Restructuring Program

During 2006, our management approved a plan for the Saltillo, Mexico facility to phase out production of blenders and coffeemakers for the Mexican and Latin American markets. Blenders and coffeemakers for the Mexican and Latin American markets will be sourced from third-party suppliers. As such, we recognized a charge of approximately $1.5 million in 2006, which includes $1.1 million related to severance and $0.2 million related to lease termination costs for machinery and equipment no longer in use and less than $0.1 million related to the write down of excess inventory. Payments related to this restructuring plan are expected to continue through mid-2007. Also included in the restructuring charge is a $0.1 million non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets.

In addition to the restructuring charges recorded during 2006, we anticipate that we will incur subsequent charges, which were not eligible for accrual at December 31, 2006, totaling approximately $1.1 million related to severance and lease termination costs.

As a result of this restructuring program, we expect estimated cost savings of $0.3 million in 2007 and $0.6 million in 2008 and annually thereafter.

2005 Restructuring Program

During 2005, our management approved a plan for the Saltillo, Mexico facility to phase out production of blenders for the U.S. and Canadian markets and only produce blenders for the Mexican and Latin American markets. Blenders for the U.S. and Canadian markets will be sourced from third-party Chinese manufacturers. As such, we recognized a charge of approximately $3.7 million in 2005, of which $0.2 million related to the write-down of excess inventory. Included in the remaining $3.5 million was $2.3 million related to severance, $1.0 million related to lease termination costs for machinery and equipment no longer in use and $0.1 million related to other costs. Also included in the restructuring charge was a $0.1 million non-cash asset impairment charge for equipment and tooling. Severance payments of $0.2 million to 97 employees were made during 2005. During 2006, we recognized a charge of approximately $0.2 million for other costs related to the restructuring. In addition, severance payments of $1.7 million were made to 363 employees, lease payments of $0.9 million and payments of $0.2 million for other costs were made during 2006. Payments related to this restructuring plan are expected to continue through 2007.

As a result of this restructuring program, we realized cost savings of $0.3 million in 2006. Estimated cost savings for this program are $0.6 million in 2007, 2008 and annually thereafter.

2004 Restructuring Program

During 2004, the HB/PS board approved management’s plan to restructure our manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into our Saltillo, Mexico facility. In addition, we closed our El Paso, Texas distribution center and consolidated these activities into our Memphis, Tennessee distribution center. We reduced activities at our North American manufacturing plants through the end of 2005 as a result of increased sourcing of products from China. These actions were designed to reduce our manufacturing inefficiencies attributable to excess capacity to minimal levels in 2005. As such, we recognized a charge of approximately $9.4 million in 2004, of which $0.4 million related to the write-down of excess inventory. Included in the remaining $9.0 million was $3.6 million related to lease termination costs for closed facilities and machinery and equipment no longer in use, $2.3 million related to severance and $0.1 million related to post-employment medical expenses. Also included in the restructuring charge was a $3.0 million non-cash asset impairment charge for equipment and tooling. Lease payments of $3.2 million and severance payments of $1.1 million to 144 employees were made during 2004. Also during 2004, $0.6 million of the accrual for lease impairment was reversed primarily due to lower costs to dispose of leased assets. During 2005, additional expenses of $0.3 million for lease impairment were incurred. Lease payments of $0.7 million and severance payments of $0.4 million to 66 employees were made during 2005. Payments for post-employment medical expenses of $0.1 million were made during 2005. During 2006, $0.1 million of the amount accrued at December 31, 2004 was reversed as a result of a reduction in the estimate of employees eligible to receive severance payments. Payments related to this restructuring plan are expected to continue through 2007.

As a result of this restructuring program, we realized cost savings of $3.7 million in 2006. Estimated cost savings for this program are $3.8 million in 2007, $4.0 million in 2008 and $4.0 million annually thereafter.

Liquidity and Capital Resources — Before the Spin-Off

Cash Flows

The following tables detail the changes in cash flow for the three months ended March 31:

	2007	2006	Change

Operating activities:
Net loss	$(144)	$(224)	$80
Depreciation and amortization	1,005	1,263	(258)
Other	993	2,950	(1,957)
Working capital changes
Accounts receivable	30,804	20,864	9,940
Inventory	1,635	(5,483)	7,118
Accounts payable and other liabilities	(21,306)	(6,266)	(15,040)
Other	(10,096)	(5,038)	(5,058)

Net cash provided by operating activities	2,891	8,066	(5,175)
Investing activities:
Expenditures for property, plant and equipment	(693)	(645)	(48)
Proceeds from the sale of assets	36	—	36

Net cash used for investing activities	(657)	(645)	(12)

Cash flow before financing activities	$2,234	$7,421	$(5,187)

Net cash provided by operating activities decreased $5.2 million, primarily due to working capital changes and the unfavorable impact of other non-cash items. The change in working capital during the first three months of 2007 compared with the first three months of 2006 was primarily due to a decrease in accounts payable and other current liabilities as a result of the timing of inventory payments, partially offset by a decrease in accounts receivable and inventory attributable to higher sales in the fourth quarter of 2006 compared with the fourth quarter of 2005.

	2007	2006	Change

Financing activities:
Net addition (reduction) to long-term debt and revolving credit agreements	$13,997	$(2,988)	$16,985
Cash dividends paid to NACCO	(18,500)	(6,000)	(12,500)
Other	—	(8)	8

Net cash used for financing activities	$(4,503)	$(8,996)	$4,493

Net cash used for financing activities decreased $4.5 million in the first three months of 2007 compared with the first three months of 2006, primarily due to higher borrowings partially offset by increased dividends paid to NACCO in the three months ended March 31, 2007 compared with the three months ended March 31, 2006.

Financing Activities

Our financing is provided by our credit facility, which was amended in May 2007 to extend the expiration date to July 2012, change the interest rate, revise certain definitions, allow us to pay the special dividend and allow us to enter into our term loan agreement. Our credit facility is secured by a first lien on our accounts receivable and inventory and a second lien on substantially all of our other assets. Our credit facility is governed by a borrowing base derived from advance rates against our inventory and accounts receivable. Adjustments to reserves, including derivative reserves, will change the eligible borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to our Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers’ acceptance rate, as defined in our credit facility, plus an applicable margin. The applicable margins, effective May 31, 2007, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.25%, respectively. The applicable margins effective May 31, 2007 for base rate and bankers’ acceptance loans denominated in Canadian dollars were 0.00% and 1.25%, respectively. Our credit facility also requires a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on average excess availability.

At March 31, 2007, the borrowing base under our credit facility was $85.6 million, which had been reduced for reserves and the excess availability requirement, as defined in our credit facility. Borrowings outstanding under our credit facility were $56.0 million at March 31, 2007. Therefore, at March 31, 2007, the excess availability under our credit facility was $29.6 million. The floating rate of interest applicable to our credit facility at March 31, 2007 was 6.44% including the floating rate margin.

Our credit facility includes restrictive covenants that, among other things, set limitations on additional indebtedness (other than indebtedness under our credit facility and term loan agreement), investments, asset sales and the payment of dividends. Our credit facility also requires us to meet a minimum fixed charge ratio test if availability under our borrowing base is less than $25.0 million. At March 31, 2007, we were in compliance with the covenants in our credit facility.

In May 2007, we entered into a term loan credit agreement, which we refer to as the term loan agreement, which provides for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the loans under the term loan agreement was used to finance the payment of the $110.0 million special dividend to Housewares Holding Company.

The term loan agreement requires quarterly principal payments in an amount equal to 1.00% per year of the original principal amount for the term of the loans, with the remaining balance to be paid at the maturity date in 2013. Prior to the final maturity date, the term loans will be subject to mandatory prepayments from the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow, as defined in the term loan agreement.

Our obligations under the term loan agreement are secured by a second lien on all of our inventory and accounts receivable and a first lien on all of our other assets.

The term loans will bear interest at a floating rate which, at our option, will be either the base rate, as defined in the term loan agreement, plus a margin of 1.00% to 1.25% or the adjusted Eurodollar rate, as defined in the term loan agreement, plus a margin of 2.00% or 2.25%, in each case depending on our total leverage ratio.

The term loan agreement contains restrictive covenants substantially similar to those set forth in our credit facility which, among other things, limit the amount of dividends that may be declared and paid and the amount of indebtedness we may incur other than debt under our credit facility. The term loan agreement also requires us to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests. Depending upon our financial performance, as measured by these financial tests, we may not be able to or may be limited in our ability to incur future additional indebtedness.

We believe funds available under our credit facility and operating cash flows will provide sufficient liquidity to meet our operating needs and commitments arising during the next twelve months and until our credit facility expires in 2012.

Contractual Obligations, Contingent Liabilities and Commitments — Before the Spin-Off

Following is a table that summarizes our contractual obligations as of March 31, 2007:

	Payments Due by Period
		Next
		Twelve
Contractual Obligations	Total	Months	Year 2	Year 3	Year 4	Year 5	Thereafter

Revolving credit facility	$56,000	$7,940	$—	$—	$—	$48,060	$—
Variable interest payments on revolving credit facility	12,723	3,304	3,052	3,052	3,052	263	—
Capital lease obligations including principal and interest	493	34	34	34	34	34	323
Purchase and other obligations	122,105	107,967	130	1,616	1,927	2,293	8,172
Operating leases	28,867	5,960	5,124	4,960	4,753	2,357	5,713

Total contractual cash obligations	$220,188	$125,205	$8,340	$9,662	$9,766	$53,007	$14,208

As a result of the adoption of FIN No. 48 on January 1, 2007, we recognized an additional long-term liability of approximately $3.2 million for unrecognized tax benefits. At this time, we are unable to make a reasonable estimate of the timing of payments due to the uncertainty of the timing and outcome of our audits and other factors.

An event of default, as defined in our credit facility and in our operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur under these agreements.

Our interest payments are calculated based on our anticipated payment schedule and the current LIBOR rate and applicable margins, as defined in our credit facility. A 1/8% increase in the LIBOR rate would increase our estimated interest payments by $0.3 million over the term of the credit facility.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Capital Expenditures

Expenditures for property, plant and equipment were $0.7 million for the first three months of 2007 and are estimated to be an additional $6.2 million for the remainder of 2007. These planned capital expenditures are primarily for tooling for new products. These expenditures are expected to be funded from internally generated funds and bank borrowings. Expenditures for property, plant and equipment were $4.2 million in 2006 and $4.4 million in 2005.

Capital Structure

Working capital is significantly affected by the seasonality of our business. The following is a discussion of the changes in our capital structure at March 31, 2007 compared with both March 31, 2006 and December 31, 2006.

March 31, 2007 Compared with March 31, 2006

	March 31,	March 31,
	2007	2006	Change

Total net tangible assets	$83,792	$96,037	$(12,245)
Goodwill	80,748	80,748	—

Net assets	164,540	176,785	(12,245)
Total debt	(56,247)	(51,256)	(4,991)

Stockholder’s equity	$108,293	$125,529	$(17,236)

Debt to total capitalization	34%	29%	5%

Total net tangible assets decreased $12.2 million at March 31, 2007 compared with March 31, 2006, primarily as a result of a decrease in property, plant and equipment of $12.2 million from the sale of our manufacturing facility in Saltillo, Mexico in the second quarter of 2006. Stockholder’s equity decreased $17.2 million primarily as a result of dividends paid to NACCO during the first three months of 2007 and the adoption of FIN No. 48. See Note 6 of the Unaudited Condensed Consolidated Financial Statements included in this information statement for further discussion of the adoption of FIN No. 48 as of January 1, 2007.

March 31, 2007 Compared with December 31, 2006

	March 31,	December 31,
	2007	2006	Change

Total net tangible assets	$83,792	$91,674	$(7,882)
Goodwill	80,748	80,748	—

Net assets	164,540	172,422	(7,882)
Total debt	(56,247)	(42,250)	(13,997)

Stockholder’s equity	$108,293	$130,172	$(21,879)

Debt to total capitalization	34%	25%	9%

Total net tangible assets decreased $7.9 million at March 31, 2007 compared with December 31, 2006, primarily from a $30.8 million decrease in accounts receivable mainly due to the seasonality of the business and a $4.0 million increase in other long-term liabilities primarily the result of the adoption of FIN No. 48. These decreases were partially offset by an $11.5 million decrease in accounts payable mainly due to the timing of inventory purchases and a $10.1 million decrease in other current liabilities primarily from the seasonal reduction of cooperative advertising and the payment of incentive compensation and profit sharing that was accrued at December 31, 2006.

The increase in debt of $14.0 million at March 31, 2007 was primarily due to $18.5 million of dividends paid to NACCO in the first quarter of 2007. In addition, the $21.9 million decrease in stockholder’s equity in the first quarter of 2007 was primarily the result of the dividends paid to NACCO and the adoption of FIN No. 48. See Note 6 of the Unaudited Condensed Consolidated Financial Statements included in this information statement for further discussion of the adoption of FIN No. 48 as of January 1, 2007.

Liquidity and Capital Resources of Hamilton Beach — After the Spin-Off

After completion of the spin-off, our primary source of liquidity will continue to be cash flow generated from operations. On a pro forma basis, after giving effect to the transactions related to the spin-off, which include the incurrence of additional debt under our term loan agreement and the payment of the special dividend of $110 million, we would have had total outstanding debt of approximately $169 million as of March 31, 2007.

On a pro forma basis, after giving effect to the transactions related to the spin-off, including the incurrence of additional debt under our term loan agreement and the payment of the special dividend of $110 million, as of March 31, 2007, the excess availability under our credit facility would have been $37.1 million. In addition, on a pro forma basis, as of March 31, 2007, based on the restrictive covenants in our credit facility and the term loan agreement limiting the amount of additional debt we may incur, we would have been able to incur $57.4 million of additional indebtedness, which includes the $37.1 million of excess availability under our credit facility. The debt, in addition to what is available under our credit facility, may include up to $3.0 million of senior unsecured debt or subordinated unsecured debt or a combination thereof.

In addition, we will enter into a transition services agreement with NACCO that provides for certain transition services to be provided after the spin-off date, none of which is expected to exceed one year. We expect to pay NACCO net aggregate fees of up to $1.7 million over the initial term of the transition services agreement. We will also need to replicate certain personnel and services to which we will no longer have access after our spin-off from NACCO. We may incur additional costs to implement and support these functions. In addition, there may be an adverse impact on our business as a result of the significant time our management and other employees and internal resources will need to dedicate to building capabilities after the spin-off that otherwise would be available for other business initiatives and opportunities. If the transition services are terminated early, or at the expiration of the agreement when we begin to operate these functions independently, and we do not have in place adequate business functions of our own, or obtain them from other providers, we may not be able to operate effectively and our profitability may be adversely impacted.

Financing Activities

Our financing will continue to be provided by our credit facility and term loan agreement.

Contractual Obligations Table of Hamilton Beach — After the Spin-Off

The following contractual obligations table sets forth our commitments as of March 31, 2007, on a pro forma basis and give effect to transactions related to the spin-off, which include the elimination of our qualified U.S. pension obligation under the NACCO Combined Defined Benefit Plan, the incurrence of additional debt under our term loan agreement and the payment of the special dividend of $110 million prior to the spin-off. The contractual obligations table should be read in connection with the unaudited pro forma financial statements and related notes contained elsewhere in this information statement.

	Payments Due by Period
		Next
Contractual Obligations	Total	Twelve Months	Year 2	Year 3	Year 4	Year 5	Thereafter

Revolving credit facility	$43,500	$6,690	$—	$—	$—	$—	$36,810
Variable interest payments on revolving credit facility	12,684	2,550	2,337	2,337	2,337	2,337	786
Term loan agreement	125,000	1,250	1,250	1,250	1,250	1,250	118,750
Variable interest payments on term loan agreement	55,293	9,453	9,358	9,263	9,168	9,073	8,978
Capital lease obligations including principal and interest	493	34	34	34	34	34	323
Purchase and other obligations	122,105	107,967	130	1,616	1,927	2,293	8,172
Operating leases	28,867	5,960	5,124	4,960	4,753	2,357	5,713

Total contractual cash obligations	$387,942	$133,904	$18,233	$19,460	$19,469	$17,344	$179,532

As a result of the adoption of FIN No. 48 on January 1, 2007, we recognized an additional long-term liability of approximately $3.2 million for unrecognized tax benefits. At this time, we are unable to make a reasonable estimate of the timing of payments due to the uncertainty of the timing and outcome of our audits and other factors.

An event of default, as defined in our credit facility and in our operating and capital lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur under these agreements.

Our interest payments are calculated based on our anticipated payment schedule and the current LIBOR rate and applicable margins, as defined in our credit facility and term loan agreement. A 1/8% increase in the LIBOR rate would increase our estimated interest payments on our credit facility by $0.3 million over the term of the credit facility and our term loan agreement by $0.9 million over the term of our term loan agreement.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Recently Issued Accounting Standards

SFAS No. 155:  In February 2006, the Financial Accounting Standards Board, which is referred to as FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our financial position or results of operations.

SFAS No. 156:  In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an

acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact on our financial position or results of operations.

SFAS No. 157:  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the effect the adoption of SFAS No. 157 will have on our financial position, results of operations and related disclosures.

SFAS No. 159:  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect the adoption of SFAS No. 159 will have on our financial position, results of operations and related disclosures.

FIN No. 48: In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The pronouncement prescribes a recognition threshold and measurement attributable to financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain taxes. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. As a result of the adoption of FIN No. 48, we recognized a cumulative effect of accounting change of $3.2 million, which decreased beginning retained earnings in the Unaudited Condensed Consolidated Statement of Changes in Stockholder’s Equity for the three months ended March 31, 2007 included in this information statement and increased other liabilities in the Unaudited Condensed Consolidated Balance Sheet as of March 31, 2007 included in this information statement.

Effects of Foreign Currency

We operate internationally and enter into transactions denominated in foreign currencies. As a result, we are subject to the variability that arises from exchange rate movements. The effects of foreign currency on our operating results are discussed above. Our use of foreign currency derivative contracts is discussed in “— Quantitative and Qualitative Disclosures about Market Risk” below.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk — Before the Spin-Off

We have entered into certain financing arrangements that require interest payments based on floating interest rates. As such, our financial results are subject to changes in the market rate of interest. To reduce the exposure to changes in the market rate of interest, we have entered into interest rate swap agreements for a significant portion of our floating rate financing arrangements. We do not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements require us to receive a variable interest rate and pay a fixed interest rate. See also Notes 2 and 7 to the Consolidated Financial Statements included in this information statement.

For purposes of specific risk analysis, we use sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. We assume that a loss in fair value is an increase to our liabilities. The fair value of our interest rate swap agreements was a liability of $0.8 million at December 31, 2006. A hypothetical 10% decrease in interest rates would cause an increase in the fair value of interest rate swap agreements’ liability amount by $0.4 million compared with its fair value at December 31, 2006.

Interest Rate Risk — After the Spin-Off

Our term loan agreement requires interest payments based on floating interest rates. To reduce the exposure to changes in the market rate of interest, we will be required to have interest rate protection agreements for half of the amount outstanding under our term loan agreement. We plan to enter into additional interest rate swap agreements to meet this requirement. Terms of the new interest rate swap agreements will require us to receive a variable interest rate and pay a fixed interest rate.

Foreign Currency Exchange Rate Risk — Before the Spin-Off

We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial results are subject to the variability that arises from exchange rate movements. We use forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within one year and require us to buy or sell Canadian dollars or Mexican pesos for the functional currency in which we operate at rates agreed to at the inception of the contracts. The fair value of these contracts was a net asset of $0.3 million at December 31, 2006. See also Notes 2 and 7 to the Consolidated Financial Statements in this information statement.

For purposes of specific risk analysis, we use sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange rates. We assume that a loss in fair value is either a decrease to our assets or an increase to our liabilities. Assuming a hypothetical 10% strengthening of the U.S. dollar compared with other foreign currencies at December 31, 2006, the fair value of foreign currency-sensitive financial instruments, which primarily represents forward foreign currency exchange contracts, would decrease by $0.6 million compared with its fair value at December 31, 2006. It is important to note that the loss in fair value indicated in this sensitivity analysis would be somewhat offset by changes in the fair value of the underlying receivables and payables.

Foreign Currency Exchange Rate Risk — After the Spin-Off

After completion of the spin-off, we do not expect our foreign currency exchange rate risk to change materially.

BUSINESS OF HAMILTON BEACH

After the spin-off, we will continue our current business and retain our current brand names.

Historical Overview of Hamilton Beach

Hamilton Beach, a Delaware corporation incorporated in 1985, is an indirect, wholly owned subsidiary of NACCO. We are a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels. Our products are marketed primarily to retail merchants and wholesale distributors.

For financial information about our geographical areas, see Note 15, Business Segment Information, to our audited consolidated financial statements included elsewhere in this information statement.

Our Strengths

We believe that the following competitive strengths differentiate us within the housewares industry:

•	Strong portfolio of leading brands. We design and market a full complement of products across multiple brands that span the entire range of price points. Our heritage Hamilton Beach® and Proctor Silex® brands, as well as our newer brands, Hamilton Beach® Commercial, Traditions by ProctorSilex®, Hamilton Beach® eclectrics® and TrueAir®, each serve different market segments, which allow us to satisfy demand across varying consumer profiles. We believe this multi-brand strategy coupled with our innovative designs that target identified consumer preferences provide us with a significant competitive advantage.

•	Industry leading positions across the product categories in which we participate. We participate in approximately thirty-six small kitchen appliance categories. We believe that we maintain a top two sales share in twenty categories in the U.S. marketplace. In 2006, we estimate that we achieved a #2 sales share in the U.S. small kitchen appliance market, a #1 sales share in the Canadian small kitchen appliance market, and a fast-growing #3 sales share in Mexico. Our industry leading positions and scale allow us to more effectively deliver a wide range of products to our customers.

•	Diversity of sales channels with long-standing customer relationships. We have long-standing relationships with our key customers, many in excess of 15 years. The quality of these relationships is evidenced by our recognition throughout the years as “vendor-of-the-year” with a number of our retailer customers. We have been selected on several occasions by customers to develop exclusive product lines under the customer’s licensed brands. We market our products through a diverse group of retail, wholesale and institutional customers in the U.S., Canada, Mexico and Latin America. In addition, we have developed, and continue to develop, a number of successful initiatives to further diversify our sales channels. Examples include enhanced focus on growing our sales share at key retail customers, as well as in certain under developed retail channels, increasing our resources in the international and commercial business segments and improving our online selling capabilities. We expect this diversification to continue as we further implement our strategy.

•	Innovation and quality expertise. Our competitive strengths and business strategy are underpinned by our core philosophies of innovation, safety and quality. We have invested in key people and processes within these three key areas, which has contributed substantially to our growth. For example, while we outsource the manufacturing of goods, we have substantial in-house design, engineering and testing staff in close proximity to the markets in which we compete, which provides us a strategic advantage when compared to some of our competitors, who rely more heavily on outsourcing. In 2006, 69% of our new products were a result of internal design and engineering work. Moreover, approximately 45% of our current sales base is from products less than three years old, which speaks to our ability to continually create innovative products widely accepted by the marketplace. In addition to assisting us in providing more innovative products to our customers, we believe that this in-house capability also improves our overall product quality. Our intense focus on delivering high quality products reduces warranty expense and other costs associated with product returns, which in turn helps us to further solidify our long-standing customer relationships.

•	Stable revenues and earnings with strong cash flows. By molding Hamilton Beach into a company with a 100% outsourced manufacturing model, industry-leading working capital management and a commitment to providing high-quality products to an increasingly diversified customer base, our management team has developed Hamilton Beach into a profitable business model that generates a stable, growing earnings stream and robust free cash flow. Over the past several years, we have consistently demonstrated the ability to improve profitability while reducing working capital employed, a key measure for our industry. We believe that our strong cash flow profile will benefit us as we pursue our internal and strategic growth initiatives.

•	Strong management team. Our management team is led by a cross-functional executive committee consisting of seven seasoned professionals. Our executive committee has an average of 17 years of experience working with us and has a proven track record of delivering stockholder value. We believe that our management team is recognized by customers, suppliers and competitors as “best in class” for our industry.

Sales and Marketing

We design, market and distribute a wide range of small electric household appliances, including motor-driven appliances such as blenders, mixers, can openers and food processors and heat-driven appliances such as coffeemakers, irons, toasters, slow cookers, indoor grills and toaster ovens. We also market a line of air purifiers and odor eliminators. In addition, we design, market and distribute commercial products for restaurants, bars and hotels. We generally market our “better” and “best” segments under the Hamilton Beach® brand and use the Proctor Silex® brand for the “good” and “better” segments. We market premium products under the Hamilton Beach® eclectrics® brand and our opening price point products under the Traditions by ProctorSilex® brand. We also market air purifiers, allergen reducers and home odor elimination products under the TrueAir® brand.

In addition, we supply Wal-Mart with GE-brand kitchen electric and garment-care appliances under Wal-Mart’s license agreement with General Electric Company. We also supply Target with certain Michael Gravestm brand kitchen appliances under Target’s store-wide Michael Gravestm line. We also license the Febreze® brand from The Procter & Gamble Company for use in our odor elimination line. In Canada, we supply Canadian Tire with small kitchen appliances under the Kitchen Works® name.

We market our products primarily in North America, but also sell products in Latin America, Asia-Pacific and Europe. Sales are generated predominantly by a network of inside sales employees to mass merchandisers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. Wal-Mart accounted for approximately 37%, 39% and 39% of our net sales in 2006, 2005 and 2004, respectively. Our five largest customers accounted for approximately 57%, 58% and 59% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively. A loss of any key customer could result in significant decreases in our revenues and profitability.

Sales promotion activities are primarily focused on cooperative advertising. In 2006, we also promoted our most innovative products through the use of direct response television advertising. In 2006, we licensed certain of our brands to various licensees for water coolers, microwaves, bakeware and water treatment products.

In 2006, we promoted five of our latest innovative products with consumer advertising, including the Hamilton Beach® BrewStation® dispensing coffeemaker, the Hamilton Beach® Big Mouth® food processor, the Hamilton Beach Wave-Actiontm blenders, the Hamilton Beach® Stay or Gotm slow cooker and the Hamilton Beach® Toastation® toaster.

Because of the seasonal nature of the market for small electric appliances, our management believes that backlog is not a meaningful indicator of performance and is not a significant indicator of annual sales. As of March 31, 2007, our backlog was approximately $20.8 million. This compares with the backlog as of March 31, 2006 of approximately $19.4 million. This backlog represents customer orders, which may be canceled at any time prior to shipment.

Our warranty program to the consumer consists generally of a limited warranty lasting for varying periods of up to three years for electric appliances, with the majority of products having a warranty of one year or less. Under our warranty program, we may repair or replace, at our option, those products found to contain manufacturing defects.

Our revenues and operating profit are traditionally greater in the second half of the year as sales of small electric appliances to retailers and consumers increase significantly with the fall holiday selling season. Because of the seasonality of purchases of our products, we incur substantial short-term debt to finance inventories and accounts receivable in anticipation of the fall holiday selling season.

Product Design and Development

We spent $7.4 million in 2006, $6.9 million in 2005 and $7.2 million in 2004 on product design and development activities.

Strategic Alliances

In 2006, we entered into an alliance with The Procter & Gamble Company in the form of a license for the Febreze® brand. The license enables us to market our industry leading line of odor eliminators under the Febreze® brand. We also have developed an alliance with S.C. Johnson & Son. We have leveraged our expertise in developing small electric appliances by helping S.C. Johnson & Son create its Scrubbing Bubbles® Automatic Shower Cleaner. This relationship allows us to collect recurring revenues based on sales of the Scrubbing Bubbles® Automatic Shower Cleaner. We also have developed partnerships with several companies to license the Hamilton Beach® and Proctor-Silex® brands into categories that we do not plan to pursue directly. We have secured licensing programs in the microwave, water cooler, bakeware and water treatment categories.

Raw Materials and Key Suppliers

The principal raw materials used to manufacture and distribute our products are plastic, glass, steel, copper, aluminum and packaging materials. We believe that adequate quantities of raw materials are available from various suppliers.

In 2006, we purchased approximately 90% of our finished products from suppliers in China. We generally do not enter into purchase contracts with our suppliers for specific quantities of products. Our purchase contracts with our suppliers, however, do establish the terms and costs of our products. We annually review and enter into agreements with our suppliers with respect to the terms and costs of our products for the next year. We continuously look for low-cost suppliers that can meet our high quality standards. Because there are adequate third-party small appliance supplier choices available that meet our quality standards, our group of suppliers is subject to change. We also generally do not use any suppliers that provide competing products to our customers.

Competition

The small electric appliance industry does not have onerous entry barriers. As a result, we compete with many small manufacturers and distributors of housewares products. Based on publicly available information about the industry, we believe we are one of the largest full-line distributors and marketers of small electric household appliances in North America based on key product categories.

As retailers generally purchase a limited selection of small electric appliances, we compete with other suppliers for retail shelf space. Since 1996, in order to improve our ability to successfully compete for this retail shelf space, we have conducted consumer advertising for the Hamilton Beach® brand. Since 2002, this advertising has focused on the Hamilton Beach® and TrueAir® brands. We believe that the principal areas of competition with respect to our products are product design and innovation, quality, price, product features, merchandising, promotion and warranty.

Government Regulation

We are subject to numerous federal and state health, safety and environmental regulations. Our management believes that the impact of expenditures to comply with such laws will not have a material adverse effect on us.

As a marketer and distributor of consumer products, we are subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the CPSC to seek to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions that products be listed by Underwriters’ Laboratories, Inc., which is referred to as UL, or other similar recognized laboratories. We also use the ETL SEMKO division of Intertek for certification and testing of compliance with UL standards, as well as other nation- and industry-specific standards. We endeavor to have our products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

Patents, Trademarks, Copyrights and Licenses

We hold patents and trademarks registered in the United States and foreign countries for various products. We believe that our business is not dependent upon any individual patent, trademark, copyright or license, but that the Hamilton Beach® and Proctor Silex® trademarks are material to our business.

Employees

As of May 31, 2007, our work force consisted of 551 employees, most of whom are not represented by unions. In Canada, 17 hourly employees at our Picton, Ontario distribution facility are unionized. These employees are represented by an employee association that performs a consultative role on employment matters. None of our U.S. employees is unionized. We believe our current labor relations with both union and non-union employees are satisfactory.

Properties

The following table presents our principal facilities that we own or lease:

Owned/
Facility Location	Leased	Function(s)

Glen Allen, Virginia	Leased	Corporate headquarters
Memphis, Tennessee	Leased	Distribution center
Mexico City, Mexico	(1)	Distribution center
Picton, Ontario, Canada	Leased	Distribution center
Southern Pines, North Carolina	Owned	Service center for customer returns; catalog distribution center; parts distribution center
Shenzhen, China	Leased	Representative office
Toronto, Ontario, Canada	Leased	Proctor-Silex Canada sales and administration headquarters
Washington, North Carolina	Leased	Customer service center

(1)	This facility is managed by a third-party distribution provider.

We also lease sales offices in several cities in the United States, Canada and Mexico.

Legal Proceedings

We are not a party to any material legal proceeding other than ordinary routine litigation incidental to our business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of our outstanding shares of common stock were owned by Housewares Holding Company. The tables below set forth the projected beneficial ownership of our common stock immediately after the completion of the spin-off and are derived from information relating to the beneficial ownership of NACCO common stock as of June 1, 2007. The table sets forth the projected beneficial ownership of our common stock by the following individuals or entities:

•	each person who is expected to beneficially own more than 5% of the outstanding shares of our Class A common stock immediately after completion of the spin-off;

•	each person who is expected to beneficially own more than 5% of the outstanding shares of our Class B common stock immediately after completion of the spin-off;

•	the individuals who are expected to be our principal executive officer, our principal financial officer and our other three most highly compensated executive officers;

•	the individuals who are expected to be our directors; and

•	the individuals who are expected to be our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which is referred to as the SEC. As of June 1, 2007, 6,657,565 shares of NACCO Class A common stock were issued and outstanding and 1,608,871 shares of NACCO Class B common stock were issued and outstanding. The information in the table below assumes completion of the spin-off, as a result of which NACCO stockholders will be entitled to receive one half of one share of our Class A common stock and one half of one share of our Class B common stock for each share of NACCO Class A common stock and one half of one share of our Class A common stock and one half of one share of our Class B common stock for each share of NACCO Class B common stock they hold as of the close of business on the record date for the spin-off. The percentages of beneficial ownership set forth below give effect to the distribution of an estimated four million shares of our Class A common stock and an estimated four million shares of our Class B common stock in the spin-off.

Holders of shares of our Class A common stock and our Class B common stock will be entitled to different voting rights with respect to each class of stock. Each share of our Class A common stock will be entitled to one vote per share on all matters submitted to our stockholders. Each share of our Class B common stock will be entitled to ten votes per share on all matters submitted to our stockholders. Holders of our Class A common stock and holders of our Class B common stock generally will vote together as a single class on matters submitted to a vote of our stockholders.

Amount and Nature of Beneficial Ownership — Hamilton Beach Class A Common Stock

		Sole Voting		Shared
		and		Voting or
	Title of	Investment		Investment		Aggregate		Percent of
	Class	Power		Power		Amount		Class(1)

Thomas E. Taplin(2)
950 South Cherry Street #506 Denver, CO 80246	Class A	341,500	(2)	—		341,500	(2)	8.26%
Rankin Associates I, L.P. et al.(3)
5875 Landerbrook Drive, Suite 300 Cleveland, OH 44124-4017	Class A		(3)		(3)	236,185	(3)	5.71%
Jeffrey L. Gendell, et al.(4)
55 Railroad Avenue Greenwich, CT 06830	Class A	—		231,050	(4)	231,050	(4)	5.59%
June R. Aprille	Class A	—		—		—		—
David J. McKittrick	Class A	—		—		—		—
Michael J. Morecroft	Class A	—		—		—		—
Alfred M. Rankin, Jr.	Class A	97,748	(5)	706,085	(5)	803,833	(5)	19.45%
Thomas T. Rankin	Class A	72,796	(6)	611,984	(6)	684,780	(6)	16.57%
Britton T. Taplin	Class A	13,061	(7)	527	(7)	13,588	(7)	—
[ ]	Class A
[ ]	Class A
[ ]	Class A
Kathleen L. Diller	Class A	—		—		—		—
Paul C. Smith	Class A	—		—		—		—
James H. Taylor	Class A	—		—		—		—
Gregory H. Trepp	Class A	—		—		—		—
All executive officers and directors as a group ([ ] persons)(8)	Class A	[____]	(8)	[_____]	(8)	[_____]	(8)	[ ] %

(1)	Less than 1%, except as otherwise indicated.

(2)	Based on 373,000 shares of NACCO Class A common stock and 310,000 shares of NACCO Class B common stock beneficially owned by Thomas E. Taplin as of June 1, 2007.

Thomas E. Taplin died on June 3, 2007. However, all of the shares of NACCO Class A common stock he beneficially owned are held in a trust. If, after the spin-off, Thomas E. Taplin’s trust were to convert the 341,500 shares of our Class B common stock it beneficially owns into shares of our Class A common stock, the trust would beneficially own a total of 683,000 shares of our Class A common stock, or 15.26%, of our Class A common stock.

(3)	Based on 472,371 shares of NACCO Class B common stock beneficially owned by Rankin Associates I, L.P., which is referred to as Rankin I, as reported on a Schedule 13D, which was filed with the SEC and most recently amended on February 14, 2006. The trusts holding limited partnership interests Rankin I may be deemed to be a “group” as defined under the Exchange Act and as a result may be deemed as a group to beneficially own the 236,185 shares of our Class A common stock to be held by Rankin I. Although Rankin I will hold the 236,185 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class A common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I.

If, after the spin-off, Rankin I were to convert the 236,185 shares of our Class B common stock it beneficially owns into shares of our Class A common stock, it would beneficially own a total of 472,370 shares of our Class A common stock, or 10.81%, of our Class A common stock.

(4)	Based on 462,100 shares of NACCO Class A common stock beneficially owned by Mr. Gendell as reported on a Schedule 13G/A filed with the SEC on January 17, 2007.

If, after the spin-off, Mr. Gendell, were to convert the 231,050 shares of our Class B common stock he beneficially owns into shares of our Class A common stock, he would beneficially own a total of 462,100 shares of our Class A common stock, or 10.59%, of our Class A common stock.

(5)	Based on 787,522 shares of NACCO Class A common stock and 820,151 shares of NACCO Class B common stock beneficially owned by Alfred M. Rankin, Jr. on June 1, 2007. Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I. Although Rankin I will hold 236,185 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class A common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, the 236,185 shares of our Class A common stock to be held by Rankin I.

In addition, Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin Associates II, L.P., which is referred to as Rankin II, and Rankin Management, Inc., which is referred to as RMI, the general partner of Rankin II. Although Rankin II will hold 169,147 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. RMI will have the sole power to vote such shares and will share the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI will exercise such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Rankin II, Rankin II may not dispose of our Class A common stock without the consent of RMI and the approval of the holders of more than 75% of all of the partnership interests of Rankin II. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, 169,147 shares of our Class A common stock to be held by Rankin II.

In addition, Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin Associates IV, L.P., which is referred to as Rankin IV. Although Rankin IV will hold 200,000 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, will share the power to vote such shares of our Class A common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV will share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin IV and the consent of the holders of more than 75% of all of the partnership interests of Rankin IV. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, 200,000 shares of our Class A common stock to be held by Rankin IV.

Alfred M. Rankin, Jr. disclaims beneficial ownership of 624,443 shares of our Class A common stock to be held by (a) members of Alfred M. Rankin, Jr.’s family, (b) charitable trusts, (c) trusts for the benefit of members of Alfred M. Rankin, Jr.’s family and (d) Rankin I, Rankin II and Rankin IV to the extent in excess of his pecuniary interest in each such entity.

If, after the spin-off, Alfred M. Rankin, Jr. were to convert the 803,833 shares of our Class B common stock he beneficially owns into shares of our Class A common stock, he would beneficially own a total of 1,607,666 shares of our Class A common stock, or 32.56%, of our Class A common stock.

(6)	Based on 509,593 shares of NACCO Class A common stock and 859,972 shares of NACCO Class B common stock beneficially owned by Thomas T. Rankin on June 1, 2007. Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I. Although Rankin I will hold 236,185 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. Alfred M.

Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class A common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 236,185 shares of our Class A common stock to be held by Rankin I.

In addition, Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin II and RMI, the general partner of Rankin II. Although Rankin II will hold 169,147 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. RMI will have the sole power to vote such shares and will share the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI will exercise such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Rankin II, Rankin II may not dispose of our Class A common stock without the consent of RMI and the approval of the holders of more than 75% of all of the partnership interests of Rankin II. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 169,147 shares of our Class A common stock to be held by Rankin II.

In addition, Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV. Although Rankin IV will hold 200,000 shares of our Class A common stock, it will not have any power to vote or dispose of such shares of our Class A common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, will share the power to vote such shares of our Class A common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV will share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin IV and the consent of the holders of more than 75% of all of the partnership interests of Rankin IV. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 200,000 shares of our Class A common stock to be held by Rankin IV.

Thomas T. Rankin disclaims beneficial ownership of 568,796 shares of our Class A common stock to be held by (a) a member of Thomas T. Rankin’s family, (b) a trust for the benefit of a member of Thomas T. Rankin’s family and (c) Rankin I, Rankin II and Rankin IV to the extent in excess of his pecuniary interest in each such entity.

If, after the spin-off, Thomas T. Rankin were to convert the 684,780 shares of our Class B common stock he beneficially owns into shares of our Class A common stock, he would beneficially own a total of 1,369,560 shares of our Class A common stock, or 28.43%, of our Class A common stock.

(7)	Based on 26,122 shares of NACCO Class A common stock held by Britton T. Taplin, including 7,022 shares pledged as security, and 1,055 shares of NACCO Class A common stock beneficially held in a bank custody account in the name of Britton T. Taplin’s spouse, DiAhn Taplin, as of June 1, 2007.

If, after the spin-off, Britton T. Taplin were to convert the 13,588 shares of our Class B common stock he beneficially owns into shares of our Class A common stock, he would beneficially own a total of 27,176 shares of our Class A common stock, or 0.66%, of our Class A common stock.

(8)	The aggregate amount of our Class A common stock to be beneficially owned by all individuals expected to be executive officers and directors and the aggregate amount of our Class A common stock to be beneficially owned by all individuals expected to be executive officers and directors as a group for which they have shared voting or investment power include the shares of our Class A common stock of which Alfred M. Rankin, Jr. and Thomas T. Rankin have disclaimed beneficial ownership in notes (5) and (6), respectively, above.

If, after the spin-off, all individuals expected to be executive officers and directors as a group were to convert all of their shares of Class B common stock they beneficially own into shares of our Class A common stock, the combined beneficial ownership of such persons as a group would be 2,476,738, or 46.11% of our Class A common stock.

Amount and Nature of Beneficial Ownership — Hamilton Beach Class B Common Stock

		Sole Voting		Shared
		and		Voting or
	Title of	Investment		Investment		Aggregate		Percent of
	Class	Power		Power		Amount		Class(1)

Thomas E. Taplin(2)
950 South Cherry Street #506 Denver, CO 80246	Class B	341,500	(2)	—		341,500	(2)	8.26%
Rankin Associates I, L.P. et al.(3)
5875 Landerbrook Drive, Suite 300 Cleveland, OH 44124-4017	Class B		(3)		(3)	236,185	(3)	5.71%
Jeffrey L. Gendell, et al.(4)
55 Railroad Avenue Greenwich, CT 06830	Class B	—		231,050	(4)	231,050	(4)	5.59%
June R. Aprille	Class B	—		—		—		—
David J. McKittrick	Class B	—		—		—		—
Michael J. Morecroft.	Class B	—		—		—		—
Alfred M. Rankin, Jr.	Class B	97,748	(5)	706,085	(5)	803,833	(5)	19.45%
Thomas T. Rankin	Class B	72,796	(6)	611,984	(6)	684,780	(6)	16.57%
Britton T. Taplin	Class B	13,061	(7)	527	(7)	13,588	(7)	—
[ ]	Class B
[ ]	Class B
[ ]	Class B
Kathleen L. Diller	Class B	—		—		—		—
Paul C. Smith	Class B	—		—		—		—
James H. Taylor	Class B	—		—		—		—
Gregory H. Trepp	Class B	—		—		—		—
All executive officers and directors as a group ([ ] persons)(8)	Class B	[_____]	(8)	[_____]	(8)	[_____]	(8)	[_____] %

(1)	Less than 1%, except as otherwise indicated.

(2)	Based on 373,000 shares of NACCO Class A common stock and 310,000 shares of NACCO Class B common stock beneficially owned by Thomas E. Taplin as of June 1, 2007.

Thomas E. Taplin died on June 3, 2007. However, all of the shares of NACCO Class B common stock he beneficially owned are held in a trust.

(3)	Based on 472,371 shares of NACCO Class B common stock beneficially owned by Rankin I, as reported on a Schedule 13D, which was filed with the SEC and most recently amended on February 14, 2006. The trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and as a result may be deemed as a group to beneficially own the 236,185 shares of our Class B common stock to be held by Rankin I. Although Rankin I will hold the 236,185 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class B common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I.

(4)	Based on 462,100 shares of NACCO Class A common stock beneficially owned by Mr. Gendell as reported on a Schedule 13G/A filed with the SEC on January 17, 2007.

(5)	Based on 787,522 shares of NACCO Class A common stock and 820,151 shares of NACCO Class B common stock beneficially owned by Alfred M. Rankin, Jr. on June 1, 2007. Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I. Although Rankin I will hold 236,185 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class B common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, 236,185 shares of our Class B common stock to be held by Rankin I.

In addition, Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin II and RMI, the general partner of Rankin II. Although Rankin II will hold 169,147 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. RMI will have the sole power to vote such shares and will share the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI will exercise such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Rankin II, Rankin II may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of RMI and the approval of the holders of more than 75% of all of the partnership interests of Rankin II. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, 169,147 shares of our Class B common stock to be held by Rankin II.

In addition, Alfred M. Rankin, Jr. may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV. Although Rankin IV will hold 200,000 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, will share the power to vote such shares of our Class B common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV will share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin IV and the consent of the holders of more than 75% of all of the partnership interests of Rankin IV. As a result, Alfred M. Rankin, Jr. may be deemed to beneficially own, and share the power to dispose of, 200,000 shares of our Class B common stock to be held by Rankin IV.

Alfred M. Rankin, Jr. disclaims beneficial ownership of 624,443 shares of our Class B common stock to be held by (a) members of Alfred M. Rankin, Jr.’s family, (b) charitable trusts, (c) trusts for the benefit of members of Alfred M. Rankin, Jr.’s family and (d) Rankin I, Rankin II and Rankin IV to the extent in excess of his pecuniary interest in each such entity.

(6)	Based on 509,593 shares of NACCO Class A common stock and 859,972 shares of NACCO Class B common stock beneficially owned by Thomas T. Rankin on June 1, 2007. Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I. Although Rankin I will hold 236,185 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, will share the power to vote such shares of our Class B common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I will share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 236,185 shares of our Class B common stock to be held by Rankin I.

In addition, Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin II and RMI, the general partner of Rankin II. Although Rankin II will hold 169,147 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. RMI will have the sole power to vote such shares and will share the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI will exercise such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Rankin II, Rankin II may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of RMI and the approval of the holders of more than 75% of all of the partnership interests of Rankin II. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 169,147 shares of our Class B common stock to be held by Rankin II.

In addition, Thomas T. Rankin may be deemed to be a member of a group, as defined under the Exchange Act, as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV. Although Rankin IV will hold 200,000 shares of our Class B common stock, it will not have any power to vote or dispose of such shares of our Class B common stock. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, will share the power to vote such shares of our Class B common stock. Voting actions will be determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV will share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of our Class B common stock or convert our Class B common stock into our Class A common stock without the consent of the general partners owning more than 75% of the general partnership interests of Rankin IV and the consent of the holders of more than 75% of all of the partnership interests of Rankin IV. As a result, Thomas T. Rankin may be deemed to beneficially own, and share the power to dispose of, 200,000 shares of our Class B common stock to be held by Rankin IV.

Thomas T. Rankin disclaims beneficial ownership of 568,796 shares of our Class B common stock to be held by (a) a member of Thomas T. Rankin’s family, (b) a trust for the benefit of a member of Thomas T. Rankin’s family and (c) Rankin I, Rankin II and Rankin IV to the extent in excess of his pecuniary interest in each such entity.

(7)	Based on 26,122 shares of NACCO Class A common stock held by Britton T. Taplin, including 7,022 shares pledged as security, and 1,055 shares of NACCO Class A common stock beneficially held in a bank custody account in the name of Mr. Taplin’s spouse, DiAhn Taplin, as of June 1, 2007.

(8)	The aggregate amount of our Class B common stock beneficially owned by all individuals expected to be executive officers and directors as a group and the aggregate amount of our Class B common stock beneficially owned by all individuals expected to be executive officers and directors as a group for which they have shared voting or investment power include the shares of our Class B common stock of which Alfred M. Rankin, Jr. and Thomas T. Rankin have disclaimed beneficial ownership as set forth in notes (5) and (6), respectively, above.

Thomas E. Taplin, who died on June 3, 2007, was the father of Britton T. Taplin and the uncle of Alfred M. Rankin, Jr. and Thomas T. Rankin. Alfred M. Rankin, Jr. and Thomas T. Rankin are brothers. Based on the number of shares of NACCO Class A common stock and Class B common stock outstanding on June 1, 2007, the combined beneficial ownership of such persons shown in the foregoing tables would equal 1,238,369 shares, or 29.96%, of our Class A common stock and 1,238,369 shares, or 29.96%, of our Class B common stock. If, after the spin-off, all such persons were to convert all of the shares of our Class B common stock they beneficially own into shares of our Class A common stock, the combined beneficial ownership of such persons would equal 2,476,738 shares, or 46.11%, of our Class A common stock. Based on the number of shares of NACCO Class A common stock and Class B common stock outstanding on June 1, 2007, the combined beneficial ownership of all of our directors, together with the late Thomas E. Taplin and all of our executive officers whose beneficial ownership of our Class A common stock and Class B common stock must be disclosed in the foregoing tables in accordance with Rule 13d-3 under the Exchange Act, would equal 1,238,369 shares, or 29.96%, of our Class A common stock and 1,238,369 shares, or 29.96%, of our Class B common stock. If, after the spin-off, all such persons were to convert all of the shares of our Class B common stock they beneficially own into shares of our Class A common stock, the combined beneficial ownership of such persons would equal 2,476,738 shares, or 46.11%, of our Class A common stock.

Based on the number of shares of NACCO Class A common stock and Class B common stock outstanding on June 1, 2007, after the spin-off, the combined voting power of all of our directors, together with the late Thomas E. Taplin and all of our executive officers whose beneficial ownership of our Class A common stock and Class B common stock must be disclosed in the foregoing tables in accordance with Rule 13d-3 under the Exchange Act, would represent 29.96% of the combined voting power of all of our Class A common stock and Class B common stock that would be outstanding as of that date.

MANAGEMENT

The following tables set forth those individuals expected to serve as our executive officers and directors after the completion of the spin-off. The executive officers are expected to retain the same position after the spin-off as their current position identified in the table below. Their other positions and ages are also set forth below.

Executive Officers of Hamilton Beach

Name	Age	Current Position	Other Positions

Michael J. Morecroft	65	Director, President and Chief Executive Officer (since August 2006)	Director and President of Hamilton Beach (from July 2006 to August 2006). President and Chief Executive Officer of HB/PS (from prior to 2002).
Keith B. Burns	50	Vice President, Engineering and Product Development (since August 2006)	Vice President, Engineering and Product Development of HB/PS (from prior to 2002).
Kathleen L. Diller	55	Vice President, General Counsel and Secretary (since August 2006)	Secretary of Hamilton Beach (from July 2006 to August 2006). Vice President, General Counsel and Secretary of HB/PS since May 2007. Vice President, General Counsel and Human Resources, and Secretary of HB/PS (from February 2005 to May 2007). From prior to 2002 to February 2005, Vice President, General Counsel and Secretary of HB/PS.
Gregory E. Salyers	46	Vice President, Operations (since August 2006)	Vice President, Operations of HB/PS (since May 2007). Vice President, Operations and Information Systems of HB/PS (from February 2005 to May 2007). From June 2003 to February 2005, Vice President — Operations of HB/PS. From prior to 2002 to June 2003, Vice President, Customer Operations of HB/PS.
Paul C. Smith	60	Senior Vice President, Sales (since August 2006)	Vice President of Hamilton Beach (from July 2006 to August 2006). Senior Vice President, Sales of HB/PS (since prior to 2002).
James H. Taylor	49	Vice President, Chief Financial Officer and Treasurer (since August 2006)	Treasurer of Hamilton Beach (from July 2006 to August 2006). Vice President, Chief Financial Officer and Treasurer of HB/PS (since January 2007). Vice President, Finance and Treasurer of HB/PS (from February 2005 to January 2007). From prior to 2002 to February 2005, Vice President — Treasurer of HB/PS.
Gregory H. Trepp	45	Vice President, Marketing (since August 2006)	Vice President, Marketing of HB/PS (since July 2002). From prior to 2002 to July 2002, Vice President — Product Management of HB/PS.

Directors of Hamilton Beach

Name	Age	Principal Occupation and Business Experience During Last Five Years and Other Directorships in Public Companies

June R. Aprille	61	Provost and Vice President for Academic Affairs of University of Richmond (since prior to 2002).

David J. McKittrick	61	Executive Vice President and Chief Financial Officer of Ethanex Energy, Inc. (since October 2006) (a development stage company engaged in the manufacturing of fuel ethanol). Principal of David J. McKittrick, LLC (from September 2003 to present) (a firm providing executive level financial and operating consulting services). Retired (2001 to September 2003). President and Chief Operating Officer of OnStream, Inc. (from 1998 to 2001) (a developer of digital computer backup devices). Also director of Wellman Inc., member of advisory board of Peregrine Energy, Inc. and trustee of Hampden-Sydney College.

Michael J. Morecroft	65	Director, President and Chief Executive Officer of Hamilton Beach (since August 2006). President of Hamilton Beach (from July 2006 to August 2006). President and Chief Executive Officer of HB/PS (since prior to 2002).

Alfred M. Rankin, Jr.	65	President and Director of Hamilton Beach (since prior to 2002 through July 2006). Non-executive Chairman of the Board of Directors of Hamilton Beach. Chairman, President and Chief Executive Officer of NACCO (since prior to 2002). Also director of NACCO, Goodrich Corporation and The Vanguard Group, and Deputy Chairman and director of the Federal Reserve Bank of Cleveland.

Thomas T. Rankin	60	President of Cross Country Marketing (since prior to 2002) (food brokerage).

Britton T. Taplin	50	Partner and Treasurer of Western Skies Group, Inc. (a developer of healthcare-related real estate) (since prior to 2002). Also director of NACCO.

June R. Aprille, David J. McKittrick, Britton T. Taplin, [          ], [          ] and [          ] satisfy the criteria for director independence as set forth in the NYSE rules.

Directors’ Meetings and Committees

After the spin-off, our board will have an audit review committee, a compensation committee and a nominating and corporate governance committee. June R. Aprille, David J. McKittrick, Britton T. Taplin, [          ], [          ] and [          ] satisfy the criteria for director independence as set forth in the NYSE rules.

Immediately after the spin-off, the members of our audit review committee, compensation committee and nominating and corporate governance committee will be as follows:

Audit Review Committee	Compensation Committee

[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

Nominating and Corporate Governance Committee

[ ]
[ ]
[ ]

Our board met once in 2006. There were no committee meetings during 2006.

Audit Review Committee

Our audit review committee will have the responsibilities set forth in its charter with respect to:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the adequacy of our internal controls;

•	our guidelines and policies to monitor and control our major financial risk exposures;

•	the qualifications, independence, selection and retention of the independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	assisting our board and us in interpreting and applying our Corporate Compliance Program and other issues related to our and our employees’ ethics; and

•	preparing the annual report of the audit review committee to be included in our proxy statement.

Our board has determined that [          ] qualifies as an audit committee financial expert as defined in Section 407(d) of Regulation S-K under the Exchange Act. Our board has also determined that [          ], [          ] and [          ] are independent, as such term is defined in Section 303A.02 of the NYSE’s listing standards and Rule 10A-3(b)(1) under the Exchange Act. Our board believes that all members of our audit review committee should have a high level of financial knowledge. Accordingly, our board has reviewed the expected membership of our audit review committee after the spin-off and determined that each of the individuals who will serve on our audit committee is independent as defined in Section 303A.02 of the NYSE’s listing standards and Rule 10A-3(b)(1) under the Exchange Act, is financially literate as defined in Section 303A.07(a) of the NYSE’s listing standards and has accounting or related financial management expertise as defined in Section 303A.07(a) of the NYSE’s listing standards. No members who will serve on our audit review committee serve on more than three public company audit committees.

Compensation Committee

Our compensation committee will have the responsibilities set forth in its charter with respect to the administration of our policies, programs and procedures for compensating our employees, including our executive officers, and the directors. Among other things, our compensation committee’s direct responsibilities will include:

•	the review and approval of our goals and objectives relevant to executive compensation;

•	the evaluation of the performance of the chief executive officer and other executive officers in light of these goals and objectives;

•	the determination and approval of chief executive officer and other executive officer compensation levels;

•	the development of guidelines and policies to monitor the funding and investments of our funded retirement plans and to monitor the selection and retention of the plan trustees, investment managers and auditors;

•	the making of recommendations to our board, where appropriate or required, and the taking of other actions with respect to all other compensation matters, including incentive compensation plans and equity-based plans; and

•	the review and approval of the compensation discussion and analysis and the preparation of the annual compensation committee report.

Our compensation committee may retain and receive assistance in the performance of its responsibilities from one or more internationally recognized compensation consulting firms. Our board has determined that [          ], [          ] and [          ], each of whom will serve on our compensation committee after the spin-off, are independent, as independence is defined in the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will have the responsibilities set forth in its charter. Among other things, our nominating and corporate governance committee’s responsibilities will include:

•	the review and making of recommendations to our board of the criteria for membership to our board;

•	the review and making of recommendations to our board of the optimum number and qualifications of directors believed to be desirable;

•	the establishment and monitoring of a system to receive suggestions for nominees to our directorships; and

•	the identification and making of recommendations to our board of specific candidates for membership on our board.

Our nominating and corporate governance committee after the spin-off will consider director candidates recommended by our stockholders. In addition to the foregoing responsibilities, after the spin-off, our nominating and corporate governance committee will be responsible for reviewing our corporate governance guidelines and recommending changes to those corporate governance guidelines, as appropriate; overseeing evaluations of the effectiveness of our board; and annually reporting to our nominating and corporate governance committee’s assessment of our board’s performance. Our board has determined that [          ], [          ] and [          ], each of whom will serve on our nominating and corporate governance committee after the spin-off, is independent, as independence is defined in the listing standards of the NYSE. However, our nominating and corporate governance committee may, from time to time, consult with Dr. Morecroft and certain members of the Taplin and Rankin families regarding the composition of our board.

Corporate Governance

In accordance with the rules of the NYSE, after the spin-off, our board will meet in regularly scheduled meetings in executive session without management and at least once a year in executive session including only independent directors. The determination of the director who should preside at such meetings will be made based upon the principal subject matter to be discussed at the meeting.

We will hold a regularly scheduled meeting of our board of directors in conjunction with its annual meeting of stockholders. Directors will be expected to attend the annual meeting absent an appropriate excuse.

We will adopt a code of ethics applicable to all of our personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. Waivers, if any, of our code of ethics for our directors or executive officers will be disclosed on our website. We will also adopt corporate governance guidelines, which will provide a framework for the conduct of our board’s business. Prior to the spin-off, our code of ethics, our corporate governance guidelines, as well as the charters of our audit review committee, our compensation committee and our nominating and corporate governance committee, will be posted on our website at http://www.hamiltonbeachinc.com under the heading “Corporate Governance.” We will provide a copy of any of these documents, without charge, to any stockholder upon request. The information contained on or accessible through our website is not incorporated by reference into this information statement, and you should not consider information contained on or accessible through our website as part of this information statement.

After the spin-off, our audit review committee will review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal department will be primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions in order to enable the audit review committee to determine, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As set forth in our audit review committee’s charter, in the course of the review of a potentially material related person transaction, the audit review committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the audit review committee deems appropriate.

Based on this review, the audit review committee will determine whether to approve or ratify any transaction that is directly or indirectly material to us or a related person.

Any member of the audit review committee who is a related person with respect to a transaction under review will not participate in the deliberations or vote with respect to the approval or ratification of the transaction; however, such director may be counted in determining the presence of a quorum at a meeting of the audit review committee that considers the transaction.

Compensation of Directors

All of our directors during 2006 were employees of NACCO or one of its subsidiaries. As a result, they did not receive any compensation for their services as our directors during 2006.

Compensation of Directors of Hamilton Beach after the Spin-Off

We expect that each director who is not one of our officers will receive the following compensation for service on our board after the spin-off:

•	an annual retainer of $40,000;

•	attendance fees of $1,000 for each meeting attended (including telephonic meetings) of our board;

•	$500 for each meeting attended (including telephonic meetings) of a committee of our board on which such director serves;

•	an annual retainer fee of $2,000 for the chairman of each of our committees other than our audit review committee; and

•	an annual retainer of $3,000 for the chairman of our audit review committee.

All of the foregoing annual retainer amounts will be pro-rated for the period from the date of the spin-off through December 31, 2007.

The retainers will be paid quarterly in arrears and the meeting fees will be paid following each meeting. Each director will also be reimbursed for expenses incurred as a result of the attendance at meetings. We will provide a $10 million personal excess liability insurance policy for each director, which will also cover the members of that director’s immediate family. We will also make a contribution in our name to match eligible charitable gifts made by each director under our matching charitable gift program.

Compensation that is paid to the directors who are not our officers will be paid pursuant to the directors’ plan, which is expected to be adopted effective as of the effective time of the spin-off, and contingent upon the consummation of the spin-off.

Under the directors’ plan, each director is expected to receive $20,000 of such director’s $40,000 annual retainer in shares of our Class A common stock, although any fractional shares will be paid in cash. The shares will be fully vested on the date of grant, and the directors will be entitled to all rights of a stockholder, including the right to vote and receive dividends. However, these shares cannot be assigned, pledged, hypothecated or otherwise transferred by the director, voluntarily or involuntarily, other than:

•	by will or the laws of descent and distribution;

•	pursuant to a qualifying domestic relations order; or

•	to a trust for the benefit of the director, or the director’s spouse, children or grandchildren.

These restrictions on transfer lapse upon the earliest to occur of:

•	five years after the last day of the calendar quarter for which such shares were earned;

•	the death or permanent disability of the director;

•	five years (or earlier with the approval of our board) from the date of the retirement of the director from our board;

•	the date that a director is both retired from our board and has reached 70 years of age;

•	a change in control of the company; and

•	at such other time as our board may approve.

The actual number of shares of our Class A common stock issued to a director will be determined by taking one-half of the dollar value of the portion of the $10,000 retainer that is earned by the director each quarter and dividing it by the average closing price of shares of our Class A common stock on the NYSE for each week during such quarter.

In addition, each director has the right under the directors’ plan to receive shares of our Class A common stock instead of cash for up to 100% of the balance of the director’s retainer, meeting attendance fees, annual committee member fees and any committee chair fee. The number of shares will be determined under the same formula stated above. However, these shares are not subject to any transfer restrictions.

Hamilton Beach Executive Compensation

Compensation Discussion and Analysis

The following describes the material elements of our compensation objectives and policies prior to the spin-off, and the application of these compensation objectives and policies to our executive officers, including those individuals named in the Summary Compensation Table on page 78. This discussion and analysis of our compensation program should be read in conjunction with the accompanying tables and text disclosing the compensation awarded to, earned by or paid to our named executive officers during 2006.

Executive Compensation Governance

Our executive officers are employed by our wholly owned operating subsidiary, HB/PS. Consequently, we do not have a compensation committee. The HB/PS compensation committee establishes and oversees the administration of our policies, programs and procedures for compensating our employees, including our executive officers. The HB/PS compensation committee consists of the members of NACCO’s compensation committee as well as Dennis W. LaBarre and Alfred M. Rankin, Jr. The HB/PS compensation committee’s direct responsibilities include the review and approval of corporate goals and objectives relevant to compensation for our executive officers, evaluation of the performance of our executive officers in light of these performance goals and objectives, and determination and approval of the compensation levels of our executive officers based on this evaluation. It also makes recommendations to the board of directors of HB/PS, where appropriate or required, and takes other actions with respect to all other compensation matters, including incentive compensation plans. After the spin-off, our compensation committee will have these responsibilities.

Compensation Consultants

The HB/PS compensation committee currently receives assistance and advice from the Hay Group, an internationally recognized compensation consulting firm. We expect that our compensation committee will continue to use the services of the Hay Group after the spin-off. These consultants report to the HB/PS compensation committee, although they also provide advice and discuss compensation issues directly with management. Each year, or more frequently if warranted by changes in circumstances, the Hay Group is engaged to provide recommendations regarding all aspects of executive officer and director compensation. For 2006, the Hay Group was engaged to make recommendations primarily in three areas:

•	Hay point levels, salary midpoints and incentive targets for all new executive officer positions and/or changes to current executive officer positions;

•	2006 salary midpoints, short-term and long-term incentive compensation targets (described as a percentage of target midpoint) and target total compensation for all executive officer positions; and

•	director compensation.

At the direction of the compensation committee, all Hay point recommendations for new positions and/or changes to current positions are determined by the Hay Group through the consistent application of the Hay point rating methodology, which is a proprietary method that takes into account the know-how, problem solving and accountability requirements of the position. The compensation committee also directed the Hay Group to use the median results from their “All Industrials” survey, as described in more detail below, for purposes of the recommendations for the 2006 salary midpoints, incentive compensation targets and target total compensation.

Executive Compensation Policies and Objectives

The guiding principle of our executive compensation program has been the maintenance of a strong link between a named executive officer’s compensation and individual performance and our performance. Comprehensively defined “target total compensation” is established for each named executive officer following rigorous evaluation standards to ensure internal equity. Such total compensation is targeted explicitly in dollar terms as the sum of base salary plus perquisites, short-term incentives and long-term incentives. The following table sets forth the target total compensation and the percent of target total compensation represented by each component of target total compensation that was determined by the HB/PS compensation committee for each named executive officer for 2006:

	Base Salary and
	Perquisite	Short-Term Plan	HB/PS Long-Term	Target Total
Named Executive	Allowance	Target	Plan Target	Compensation
Officer	($)/(%)	($)/(%)	($)/(%)	($)/(100%)

Michael J. Morecroft	$506,004 (39%)	$288,000 (22%)	$504,000 (39%)	$1,298,004
James H. Taylor	$194,868 (59%)	$71,505 (22%)	$61,290 (19%)	$327,663
Paul C. Smith	$305,700 (59%)	$99,082 (19%)	$111,467 (22%)	$516,249
Gregory H. Trepp	$243,072 (56%)	$94,718 (22%)	$94,718 (22%)	$432,508
Kathleen L. Diller	$245,508 (59%)	$90,758 (22%)	$79,414 (19%)	$415,680

Each of the components of target total compensation is described in further detail below.

In addition to the target total compensation shown on the table above, we also provide the executives with qualified and nonqualified retirement benefits that are designed to provide a competitive rate of income during retirement with the opportunity for additional income if we attain superior results.

The design of our compensation program offers opportunities for our named executive officers to earn truly superior compensation for outstanding results. However, it also includes significantly reduced compensation for weak results that do not meet or exceed our previously established performance targets for the year. This is accomplished by:

•	Payment of reduced incentive compensation payments. If we fail to meet the performance targets that are established under our incentive plans at the beginning of the year, the amount of incentive compensation that is paid under our short-term and long-term incentive compensation plans is reduced or eliminated in its entirety if actual performance is below the minimum performance thresholds. For example, if we fail to meet the minimum performance thresholds for each of the short-term incentive performance factors established by the compensation committee, the short-term incentive compensation payout would be zero, which would have reduced Dr. Morecroft’s target total compensation by 22% in 2006. If we also fail to meet the minimum performance threshold for ROTCE (as defined below) established by the compensation committee under the long-term incentive compensation plan, the long-term incentive compensation payout would be zero, which would have reduced Dr. Morecroft’s target total compensation by an additional 39% in 2006, for a total reduction of 61% of his total compensation.

•	Payment of reduced retirement benefits. As described in more detail below, employer-paid profit sharing contributions make up one component of our retirement program for U.S. employees. If we fail to meet the ROTCE target for the year, only minimum profit sharing contributions will be made. The minimum profit sharing contributions vary between 2.00% and 6.33% of compensation, depending on a participant’s age. The maximum contributions, however, would be between 4.00% and 13.20% of compensation, depending on a participant’s age, but are only payable if we exceed our ROTCE target for the year.

The primary objectives of our compensation program are to attract, retain and motivate talented management and to reward them with competitive total compensation for achievement of specific corporate and individual goals, while at the same time making them our long-term stakeholders. In years when we have weaker financial results, payouts under the incentive components of our compensation plans will be lower. In years when we have stronger financial results, payouts under the incentive components of our compensation plans will be greater. We believe that over time, the program will encourage our named executive officers to earn incentive pay significantly greater than 100% of target by delivering outstanding managerial performance.

Executive Compensation Methodologies

We seek to achieve the foregoing policies and objectives through a mix of base salaries and incentive plans such that base salaries are at levels appropriate to allow the incentive plans to serve as significant motivating factors. The HB/PS compensation committee carefully reviews each of these components in relation to our performance. Incentive-based compensation plans are designed to provide significant rewards for achieving or surpassing annual operating and financial performance objectives, as well as to align the compensation interests of our executive officers, including the named executive officers, with our long-term interests by basing a substantial portion of the incentive compensation package upon return on total capital employed, which is referred to as ROTCE, performance. ROTCE for this purpose is defined as:

Earnings Before Interest After-Tax after adjustments

divided by

Total Capital Employed after adjustments

Earnings Before Interest After-Tax is equal to the sum of interest expense, less 38% for taxes, plus net income. Total Capital Employed is equal to the sum of the average debt and average stockholder’s equity. For purposes of our incentive plans, average debt and stockholder’s equity are calculated by taking the sum of the opening balance at the beginning of the year and the balance at the end of the next twelve months divided by 13.

ROTCE is calculated from our audited financial statements using average debt and average stockholder’s equity based on the sum of the opening balance at the beginning of the year and the balance at the end of each quarter divided by five. This calculation approximates the ROTCE factor used for the incentive plans, which is then adjusted for any non-recurring or special items. Following is the calculation of ROTCE for 2006:

2006 Net income	$22.2
Plus: 2006 Interest expense	4.8
Less: Income taxes on 2006 interest expense at 38%	(1.8)

Earnings Before Interest After-Tax	$25.2
2006 Average Equity (12/31/2005 and each of 2006’s quarter ends)	$123.2
2006 Average Debt (12/31/2005 and at each of 2006’s quarter ends)	54.0

Total Capital Employed	$177.2
ROTCE (Before Adjustments)	14.2%

Adjustments	$1.7
ROTCE (After Adjustments)	15.2%

The adjustments in the ROTCE formula under our incentive plans are generally non-recurring or special items. For 2006, the ROTCE adjustments made by the compensation committee related to the after-tax impact of restructuring costs related to the phase out of the Saltillo, Mexico facility, revised environmental remediation estimates related to previously occupied sites and merger and acquisition-related costs related to the Applica merger transaction. The HB/PS compensation committee determined that the costs for these non-recurring or special items were incurred in connection with improving our operations and, as a result, these costs should not adversely affect an executive officer’s incentive compensation payments for actions or events that were beneficial to us or that were not generally within the executive officer’s control. Other examples of adjustments that have been made in the past include the after-tax impact of costs related to reductions in force and penalties.

Each year, the HB/PS compensation committee establishes a ROTCE percentage target for the year for each of the incentive compensation plans. After the year-end results are finalized, the actual results are compared against the target and, using the pre-established formulas, the actual performance percentages are then used to determine the payouts under our incentive plans for the year.

The final dollar-denominated awards under the HB/PS Long-Term Plan are converted to “book value units” by dividing the cash value of the award by the book value per nominal share on the grant date of the award. This aligns the interests of the named executive officers with our long-term interests and the interests of our stockholders. The nominal book value per share is calculated as stockholder’s equity at the end of the award period, subject to certain adjustments, divided by 15 million nominal shares. The calculation of stockholder’s equity is adjusted for dividends paid and to apply consistent accounting principles.

The HB/PS compensation committee views the various components of compensation as related but distinct. While a significant percentage of total compensation is allocated to incentive compensation as a result of the philosophy discussed above, there is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The HB/PS compensation committee does not believe that significant compensation derived from one component of compensation should necessarily negate or reduce compensation from other components. Rather, the HB/PS compensation committee reviews information provided by the Hay Group from their “All Industrials” survey to determine the appropriate level and mix of incentive compensation. Generally, and in fiscal 2006, incentive compensation payments made to our named executive officers exceeded 80% of their base salary plus perquisite allowance for the year.

Finally, in addition to providing other limited perquisites, target levels of perquisites for our executive officers are converted into fixed dollar amounts and paid in cash ratably throughout the year, an approach that recognizes that perquisites are largely just another form of compensation, albeit separate and distinct from salary and incentive compensation.

Components of the Named Executive Officers’ Compensation

The major portion of our named executive officers’ compensation, the so-called “target total compensation,” includes the following components:

•	Base salary, which includes a fixed dollar amount equal to target levels of perquisites as described above;

•	Short-term cash incentives; and

•	Long-term incentives, which currently consist of long-term non-equity incentives for our employees.

Retirement benefits, which consist mainly of the qualified plans and restoration nonqualified deferred compensation arrangements described below, and other benefits, such as health and welfare benefits, supplement target total compensation. In addition, from time to time, the HB/PS compensation committee may award discretionary cash bonuses to executive officers.

The HB/PS compensation committee reviews and takes into account all elements of executive compensation in setting policies and determining compensation levels. In this process, the HB/PS compensation committee reviews “tally sheets” with respect to target total compensation for our named executive officers and certain other executive officers. The tally sheets list each officer’s title, Hay points, salary midpoint, base salary, perquisite allowance, short-term and long-term incentive compensation targets and target total compensation for the current year, as well as those that are being proposed for the subsequent year. The Hay Group provides the HB/PS compensation committee with the salary midpoint for each Hay point level, which is then used to calculate the perquisite amount, short-term and long-term incentive compensation targets and target total compensation for such Hay point level by multiplying the salary midpoint provided by the Hay Group by the target incentive percentages provided by the Hay Group. With respect to base salary, the HB/PS compensation committee takes into consideration the named executive officers’ performance during the prior year and prior year base salary in relation to the salary midpoint for their positions, as well as any other relevant information provided by the Hay Group, such as general inflation and salary trends, general budget considerations and any extraordinary personal or corporate events that occurred during the prior year. After reviewing all information, the HB/PS compensation committee determined that the amounts shown below were appropriate for each of the named executive officers in 2006.

Base Salary

The HB/PS compensation committee fixes an annual base salary intended to be competitive with the marketplace to aid in the recruitment and retention of talented executive officers. To assist the HB/PS compensation committee in fixing base salary levels that are at adequately competitive levels, the HB/PS compensation committee has directed the Hay Group to analyze a survey of a broad group of domestic industrial organizations from all segments of industry ranging in size from under $150 million to over $5 billion in annual revenues. Organizations participate in the survey based upon their voluntary submission of data to the consultant, as well as their ability to pass the consultant’s quality assurance controls. For 2006, participants in the Hay Group’s “All Industrials” survey, which is used by the HB/PS compensation committee as the principal comparator for purposes of setting target compensation, included 247 parent organizations and 335 independent operating units representing almost all areas of industry, including the light and heavy manufacturing, consumer products and mining segments.

This particular survey was chosen as the benchmark because the HB/PS compensation committee feels that the peer group of small appliance manufacturers is too small to provide a relevant comparison. Also, using a broad-based survey reduces volatility and lessens the impact of cyclical upswings or downturns in any one industry that could otherwise skew the survey results in any particular year. Finally, this survey group had been used historically due to the unique nature of the NACCO holding group structure, as a way to provide parity in compensation among all of the NACCO subsidiaries, regardless of industry. While in the past the HB/PS compensation committee has not obtained comparative information that is more narrowly focused on the small appliance or consumer products industry, we may elect to utilize such information after the spin-off.

Using the same Hay point rating methodology discussed above to compare positions of similar scope and complexity and the data obtained in the “All Industrials” survey, the Hay Group derives a median salary level, which is referred to as the salary midpoint, for each Hay point level, including those Hay point levels occupied by the named executive officers. Because the salary midpoint is based on the Hay point level, all of our executive officers at a particular Hay point level have the same salary midpoint.

The base salary for each executive officer, including the named executive officers, for each year is approved by the HB/PS compensation committee by taking into account the executive officer’s individual performance for the prior year and the relationship of the executive officer’s prior year’s base salary to the new salary midpoint for the executive officer’s position. The potential for larger salary increases exists for individuals with lower base salaries relative to their salary midpoint and/or superior performance. The potential for smaller increases or even no increase exists for those individuals with higher base salaries relative to their salary midpoint and/or poor performance.

The following table sets forth the salary midpoint, salary range and base salary for each named executive officer for 2006:

			Annual
			Base Salary
		Salary Range	Determined by the HB/PS
		(in Comparison to	Compensation
	Salary Midpoint	Salary Midpoint)	Committee
	Determined by the	Determined by the HB/PS	in Dollars and as a
	Independent	Compensation	Percentage of
	Consultant	Committee	Salary Midpoint
Named Executive Officer	($)	(%)	($)(%)

Michael J. Morecroft	$480,000	80%-120%	$458,004	(95%)
James H. Taylor	$204,300	80%-120%	$178,524	(87%)
Paul C. Smith	$247,704	80%-120%	$285,888	(115%)
Gregory H. Trepp	$236,796	80%-120%	$224,124	(95%)
Kathleen L. Diller	$226,896	80%-120%	$227,352	(100%)

The HB/PS compensation committee’s determination of each executive officer’s current base salary is dependent on the factors discussed above as well as where the executive officer’s base salary fell within in the salary range when he or she started in that position.

Because we do not provide our executive officers, including the named executive officers, with the perquisites commonly provided to executives in other companies, the HB/PS compensation committee provides executive officers at certain Hay point levels, including the named executive officers, with a fixed dollar amount of cash in lieu of perquisites which is equal to a specified percentage of the executive’s salary midpoint. The applicable percentages were determined by the Hay Group based on a study it conducted comparing the relationship between the value of executive officers’ perquisites and the salary midpoint for the position. At the direction of the compensation committee, the Hay Group used data from its proprietary Benefits Report, which contains employee benefits data from an industry-wide survey rather than a smaller database tied to the small appliance industry. For 2006, the organizations that submitted information for the Benefits Report included 408 organizations or operating units representing almost all areas of industry, including the light and heavy manufacturing, consumer products and mining segments, as well as other organizations from the health care, service and financial sectors. Consistent with the utilization of the “All Industries” survey, the HB/PS compensation committee determined that the Benefits Report was an appropriate benchmark because a peer group of small appliance manufacturers is too small to provide a relevant comparison and that using a broad-based survey reduces volatility and lessens the impact of cyclical upswings or downturns in any industry that could otherwise affect the survey results in a particular year.

For this study, the HB/PS compensation committee did not seek identical comparisons or specific dollar amounts. Rather, the compensation committee merely requested an indication of the cost of perquisites that would represent a reasonable competitive level of perquisites for the company’s various executive positions.

The table below sets forth the percentages of salary midpoints recommended by the Hay Group as payments in lieu of perquisites. The HB/PS compensation committee again approved the use of these recommendations for each of the named executive officers for 2006. These amounts were paid in cash ratably throughout the year. This approach satisfied our objective of providing competitive total compensation to our named executive officers while recognizing that many perquisites are largely just another form of compensation.

	Percentage of Salary	Amount of 2006
	Midpoint Paid in	Annual Salary Paid in
	Lieu of Perquisites	Lieu of Perquisites
Named Executive Officer	(%)	($)

Michael J. Morecroft	10%	$48,000
James H. Taylor	8%	$16,344
Paul C. Smith	8%	$19,812
Gregory H. Trepp	8%	$18,948
Kathleen L. Diller	8%	$18,156

These percentages are based on the number of Hay points assigned to the position of the named executive officer. The number of Hay points assigned to Dr. Morecroft’s position as President and Chief Executive Officer is higher than the number assigned to the other named executive officers. Therefore, he received a perquisite allowance equal to 10% of his salary midpoint, while the other named executive officers, whose Hay point levels are similar in size, all received perquisite allowances equal to 8% of their salary midpoint.

Short-Term Incentive Compensation

We use short-term cash incentives to provide awards for achieving annual operating and financial performance objectives. The Short-Term Plan has a one-year performance period and awards under the plan are paid based on actual performance against pre-established performance targets that are established by the HB/PS compensation committee.

The targets are determined solely in the discretion of the HB/PS compensation committee, but are generally based upon management’s recommendations as to our performance objectives for the year. For 2006, the performance criteria adopted under the Short-Term Plan were:

•	ROTCE: 40% of the 2006 award is based on performance against a target ROTCE rate. For the definition of ROTCE, refer to page 61. The ROTCE performance target was not based on the ROTCE operating target contained in our annual operating plan. Instead, the ROTCE performance target reflects the HB/PS compensation committee’s belief that NACCO and its stockholders are entitled to at least a certain rate of ROTCE and that, as a measure of protection for NACCO’s stockholders, performance against that rate of return should determine the payouts for a significant portion of the short-term incentive award.

•	Net Income: 40% of the 2006 award is based on performance against a target amount of net income. This target was set by the HB/PS compensation committee based on our annual operating plan after review of the key factors for our business for 2006.

•	Revenue: The remaining 20% of the 2006 award is based on performance against a target amount of revenue. This target was set by the HB/PS compensation committee based on our annual operating plan after review of the key factors for our business for 2006.

•	Individual Performance Factor: In its discretion, the HB/PS compensation committee may take into account a participant’s individual performance for the year. Substandard performance could result in a reduction in the amount of, or the total elimination of, an award. In addition, outstanding performance could result in an increase in the amount of the award payable under the plan.

Each year, management establishes an annual operating plan. The annual operating plan contains company operating targets in various areas, including net income, revenue and ROTCE. These operating targets are established based on management’s expectation that our operating plan for the year is achieved.

The performance targets for net income and revenue that are adopted by the HB/PS compensation committee for use under the Short-Term Plan each year are based on the operating targets contained in our annual operating plan for the year. Therefore, there is an expectation that these performance targets will be met during the year and, if they are not, the employees will not receive some or all of the portion of the Short-Term Plan award that is based on these performance targets.

The ROTCE performance target for the Short-Term Plan, however, is based on a long-term ROTCE performance target that the HB/PS compensation committee believes reflects a rate of return that our stockholders are entitled to receive in return for their investment in the company, rather than the ROTCE operating target contained in our annual operating plan. Although this ROTCE performance target is generally not expected to change from year to year, our ROTCE performance target has been increased in recent years to reflect our improved performance and the change in our business model from a manufacturer of small electric household and commercial appliances to a designer, marketer and distributor of these products. In prior years, the ROTCE performance target for our Short-Term Plan has been above the ROTCE operating target contained in our annual operating plan. In 2006, the HB/PS compensation committee elected to use the same ROTCE performance target for the Short-Term Plan that was used in 2005, even though the ROTCE operating target contained in our 2006 annual operating plan was above the ROTCE performance target. Because the ROTCE operating target contained in our annual operating plan was above the ROTCE performance target, there was an expectation that the target for the Short-Term Plan would be met. However, the ROTCE performance target was not set at such a low level that attainment of the ROTCE performance target for the Short-Term Plan was guaranteed.

In general, the named executive officers could receive the maximum amount of their potential payouts under the Short-Term Plan for 2006 only if we exceeded both the ROTCE and non-ROTCE performance targets. If the ROTCE performance target was not met, the named executive officers could still have received a portion of the payouts if the other performance criteria, which were based on our annual operating plans, were satisfied. The HB/PS compensation committee, in its discretion, may also increase or decrease awards under the Short-Term Plan and may approve the payment of awards where our performance would otherwise not meet the minimum criteria set for payment of awards, although it rarely does so. Generally, payments under the Short-Term Plan do not exceed 150% of the target amount. The payments under the Short-Term Plan are calculated after the end of each year and are paid annually in cash. They are immediately vested when paid.

Target awards under the Short-Term Plan for executive officers were established at specified percentages of each individual’s salary midpoint, based on the number of Hay points assigned to the executive’s position and the Hay Group’s short-term incentive compensation recommendations for that Hay point level.

Final awards for the named executive officers under the Short-Term Plan were determined by adjusting the target award for performance against the established targets. For 2006, we exceeded our ROTCE, net income and revenue targets and, therefore, based on the formulas approved at the beginning of the year by the HB/PS compensation committee, the awards under the Short-Term Plan were paid at 121.2% of the target award amount for all of the participants, including the named executive officers, except that the award for Dr. Morecroft also included the application of a 110% individual performance factor by the compensation committee, which yielded a final payout percentage of 133.3% of his target award. The HB/PS compensation committee determined that we had exceeded all performance targets during 2006, which the compensation committee attributed in great part to Dr. Morecroft’s superior leadership skills. In addition to leading the company to record financial results in 2006, Dr. Morecroft devoted extraordinary time, effort and leadership skills to the company’s efforts in connection with the Applica merger transaction and, as a result, the HB/PS compensation committee determined that it was appropriate to reward him for his extraordinary efforts during the year.

Pursuant to the terms of the Short-Term Plan, the HB/PS compensation committee is authorized to use negative discretion to reduce the amount of the awards that would otherwise be payable. In 2006, the HB/PS compensation committee did not use negative discretion under the Short-Term Plan.

The following table shows the Short-Term Plan target both as a percentage of salary midpoint and as a dollar amount for each named executive officer for 2006, as well as the actual payout as a percentage of salary midpoint and as a dollar amount for 2006.

	Short-Term		Short-Term
	Plan Target as a		Plan Payout as a
	Percentage of	Short-Term	Percentage of	Short-Term
	Salary Midpoint	Plan Target	Salary Midpoint	Plan Payout
Named Executive Officer	(%)	($)	(%)	($)

Michael J. Morecroft	60%	$288,000	80.0%	$383,962
James H. Taylor	35%	$71,505	42.4%	$86,664
Paul C. Smith	40%	$99,082	48.5%	$120,087
Gregory H. Trepp	40%	$94,718	48.5%	$114,798
Kathleen L. Diller	40%	$90,758	48.5%	$109,999

Discretionary Cash Bonuses

The HB/PS compensation committee has the authority to grant, and from time to time has granted, discretionary cash bonuses to the executive officers, including the named executive officers, in addition to the short-term incentive plan compensation described above. The HB/PS compensation committee uses discretionary cash bonuses to reward substantial achievement or superior service to us, particularly when such achievement or service cannot be reflected in the performance criteria. For 2006, the HB/PS compensation committee granted discretionary bonuses to certain executive officers for superior service in connection with the Applica merger transaction. The HB/PS compensation committee determined that, in addition to the superior performance in 2006 in the conduct of their ordinary responsibilities leading to record financial performance results in 2006, these executives in particular devoted extraordinary time, effort and leadership skills to the company’s efforts in connection with the Applica merger transaction and, as a result, the HB/PS compensation committee determined that it was appropriate to reward them for their extraordinary efforts during the year. Discretionary cash bonuses paid to certain of the named executive officers for 2006 are reflected in the Summary Compensation Table.

Long-Term Incentive Compensation

Current HB/PS Long-Term Plan

The purpose of our current long-term incentive compensation plan is to enable executive officers to accumulate capital through future managerial performance, which the HB/PS compensation committee believes contributes to the future success of our businesses. The HB/PS Long-Term Plan generally requires long-term commitment on the part of our executive officers, and cash withdrawals are generally not permitted for five years. Rather, the awarded amount is effectively invested in our business for an extended period to strengthen the tie between our ultimate stockholders’ and the named executive officers’ long-term interests.

The HB/PS compensation committee believes that awards under the HB/PS Long-Term Plan promote a long-term focus on our profitability due to the five-year holding period under the plan.

All awards under the HB/PS Long-Term Plan are paid in cash from our general assets.

The HB/PS Long-Term Plan has a one-year performance period. At the beginning of each year, the HB/PS compensation committee adopts performance criteria upon which awards under the HB/PS Long-Term Plan are based. For 2006, the only performance criteria adopted under the HB/PS Long-Term Plan was our ROTCE. For the definition of ROTCE, refer to page 61. The ROTCE performance target for the HB/PS Long-Term Plan for 2006 was the same performance target that was adopted for the Short-Term Plan for 2006. As such, the ROTCE performance target was not based on our ROTCE operating target contained in our annual operating plan. Rather, it reflected the HB/PS compensation committee’s determination of a rate of return that our stockholders are entitled to receive in return for their investment in the company. In 2006, the HB/PS compensation committee elected to use the same ROTCE performance target for the HB/PS Long-Term Plan that was used in 2005, even though the ROTCE operating target contained in our 2006 annual operating plan was higher than the ROTCE performance target. Because the ROTCE operating target contained in our annual operating plan was higher than the ROTCE performance target, there was an expectation that the ROTCE performance target for the HB/PS Long-Term Plan would be met. However, the ROTCE performance target was not set at such a low level that attainment of the ROTCE performance target for the HB/PS Long-Term Plan was guaranteed.

Participants are granted dollar-denominated target awards each year. Target awards are determined as a percentage of each executive officer’s salary midpoint based on the number of Hay points assigned to the executive’s position and the Hay Group’s long-term incentive compensation recommendations for that Hay point level. Generally, long-term award payments will not exceed 150% of the executive officer’s target award. The HB/PS compensation committee, in its discretion, may increase or decrease awards under the HB/PS Long-Term Plan and may approve the payment of awards where our performance would otherwise not meet the minimum criteria set for payment of awards, although it rarely does so.

Final awards for each individual are determined by adjusting the target award based on our actual performance against the established ROTCE performance target for the year (after adjustments). For 2006, we exceeded our ROTCE performance target for the year. Therefore, the awards under the HB/PS Long-Term Plan were paid under the formula at 126.7% of the target award amount for all of the participants, including the named executive officers.

The final dollar-denominated awards are then converted to “book value units” by dividing the cash value of the award by the book value per nominal share on the grant date of the award. The book value units are credited to participants’ accounts under the plan and must generally be held for a period of five years. Book value units are fully vested when granted. The book value units are paid out, in cash, at the earlier of the five-year maturity date, retirement, death or disability. The payout amount is based on our book value at the time of payment, except for certain participants whose book value is frozen as of the date of a termination of employment prior to retirement, death or disability. Subject to certain timing restrictions and other limitations, however, participants may elect to defer payment of book value units issued on or after January 1, 2005 until ten years after the grant date. Other deferral rules apply to book value units that were issued before that date. Payments for deferred book value units are generally based on our book value at the time of payment, except for certain participants whose book value is frozen as of the date of a termination of employment prior to retirement, death or disability. Due to the nature of the Long-Term Plan, the book value units awarded under the plan are described in both the Grants of Plan-Based Awards Table and the Nonqualified Deferred Compensation Table.

Comparison of HB/PS Long-Term Incentive Plan Targets and Payouts for 2006

The following table shows the target award under the HB/PS Long-Term Plan both as a percentage of salary midpoint and a dollar amount for each named executive officer for 2006 as well as the corresponding actual payout as a percentage of salary midpoint and a dollar amount for 2006.

	HB/PS Long-Term		HB/PS Long-Term
	Plan Award Target as		Plan Payout as
	a Percentage of	HB/PS Long-Term	a Percentage of	HB/PS Long-Term
	Salary Midpoint	Plan Award Target	Salary Midpoint	Plan Payout
Named Executive Officer	(%)	($)	(%)	($)

Michael J. Morecroft	105%	$504,000	133.0%	$638,568
James H. Taylor	30%	$61,290	38.0%	$77,654
Paul C. Smith	45%	$111,467	57.0%	$141,229
Gregory H. Trepp	40%	$94,718	50.7%	$120,008
Kathleen L. Diller	35%	$79,414	44.3%	$100,618

Hamilton Beach Long-Term Plan

  Purpose of Hamilton Beach Long-Term Plan

The compensation committee believes that it is important that management incentives be aligned with the performance of our business following the spin-off and the best way to accomplish this is pursuant to grants of our Class A common stock under an equity incentive plan. That is why we will adopt the Hamilton Beach Long-Term Plan prior to, but effective as of, the spin-off date and contingent upon the consummation of the spin-off.

The Hamilton Beach Long-Term Plan will enable executive officers to accumulate capital through future managerial performance, which will contribute to the future success of our business. As with the current HB/PS Long-Term Plan, the Hamilton Beach Long-Term Plan will require long-term commitment on the part of our executive officers because the transfer of shares acquired under the Hamilton Beach Long-Term Plan will generally not be permitted for a period of five years from the end of the performance period.

For periods after 2007, the Hamilton Beach Long-Term Plan permits our compensation committee to use consolidated return on total capital employed, which is referred to as ROTCE, consolidated average return on equity or a combination thereof as the performance criteria for awards under the plan. It is expected that our compensation committee will generally use our ROTCE as the primary performance criteria for payout under the plan. The ROTCE target will be established by our compensation committee and will be set at a level believed to provide an appropriate measure of stockholder protection.

We believe that awards under the Hamilton Beach Long-Term Plan will promote a long-term focus on our profitability due to the five year holding period under the plan. Under the plan, although a recipient may receive a payout after the end of a performance period, the recipient is effectively required to invest the non-cash portion of the payout with us for five years. This is because the shares of our Class A common stock that are distributed under the plan may not be transferred for five years following the last day of the performance period. During the restriction period, the ultimate value of a payout is subject to change based upon the value of the shares of our Class A common stock. The value of the award is enhanced as the value of the shares of our Class A common stock appreciates or is decreased as the value of the shares of our Class A common stock depreciates, and thus such awards provide the recipient with an incentive over the five-year period to increase the value of our company, to be reflected in the increased value of the shares of our Class A common stock.

General Description of Hamilton Beach Long-Term Plan

Administration and Eligibility.  The Hamilton Beach Long-Term Plan will be administered by our compensation committee. Our employees, including any of our directors who are also our employees and who, in the judgment of our compensation committee, occupy key executive positions will be eligible to participate in the plan. Immediately following the spin-off, approximately 45 employees will participate in the plan. Our compensation committee will identify future plan participants by the 90th day of each performance period.

Awards.  For the remainder of 2007, our compensation committee will grant target awards to certain executives in the amounts described under “— 2007 Awards” below. Each year, beginning in 2008, our compensation committee will establish a target level of incentive opportunity for each participant, stated as a percentage of the participant’s salary midpoint. In addition, threshold and maximum award levels will be established. The threshold award level represents the minimum amount of incentive award that would be paid to a participant, which may be zero if actual performance falls below the minimum target performance level. For 2008 only, however, a guaranteed minimum award, equal to the target award, will be granted. The maximum award level represents the maximum amount of incentive award that may be paid to a participant for a performance period, even if the maximum performance level is exceeded. In general, award payments will not exceed 150% of the executive officer’s target award. Under no circumstances will any participant receive a final award under the Hamilton Beach Long-Term Plan in any calendar year exceeding $5,000,000.

Post-2007 awards under the Hamilton Beach Long-Term Plan will be made to participants for performance periods of one or more years in amounts determined pursuant to performance goals and a formula which will generally be based upon our ROTCE, which is established by our compensation committee not later than the 90th day of the performance period on which the award is to be based. It is expected that the compensation committee will use the same general methodology for computing ROTCE under the Hamilton Beach Long-Term Plan as is described under “— Executive Compensation Methodologies.” Our compensation committee will be required to certify that the performance thresholds and any other material terms were met or exceeded before payment of any post-2007 award. However, for 2008, it is expected that a minimum award payment will be guaranteed. In addition, our compensation committee will retain discretionary authority to increase or decrease the amount of any award that would otherwise be payable to a participant, except with respect to awards for those who are “covered employees” for purposes of Section 162(m), which may only be decreased.

Post-2007 awards will generally be allocated by our compensation committee between a cash component, to be paid in cash, and the equity component, to be paid award shares. We expect that approximately 65% of each award under the Hamilton Beach Long-Term Plan will be distributed in award shares. Our compensation committee will have the power to adjust the percentage of each award that is paid in stock, subject to any restrictions under Internal Revenue Code Section 162(m) and the awards that are payable to certain non-resident alien employees may be paid entirely in cash, depending on local law restrictions or requirements. The actual number of award shares issued to a participant will be determined by taking the dollar amount of the stock component of the award and dividing it by the average share price. For all post-2008 awards, the average share price will be based upon the lesser of:

•	the average closing price of our Class A common stock on the NYSE at the end of each week during the year preceding the start of the performance period (or such other previous calendar year as determined by the compensation committee not later than the 90th day of the performance period); or

•	the average closing price of our Class A common stock on the NYSE at the end of each week during the performance period.

For 2007 and 2008 awards, the average share price will generally be based on the lesser of:

•	the closing price of our Class A common stock on the NYSE on the first day on which the our Class A common stock is traded; and

•	the average closing price of our Class A common stock on the NYSE on the last business day of each week during 2007.

Award Shares.  The shares of our Class A common stock that are issued under the plan cannot be assigned, pledged, hypothecated or otherwise transferred by the participant, voluntarily or involuntarily, other than the following:

•	by will or the laws of descent and distribution;

•	pursuant to a qualified domestic relations order; or

•	to a trust for the benefit of the participant, or the participant’s spouse, children or grandchildren.

These restrictions on transfer lapse upon the earliest to occur of the following:

•	December 31 of the fifth year after the end of the performance period for which the award shares were granted;

•	the death or permanent disability of the participant;

•	termination of employment on account of retirement at or after age 60 with at least five years of service;

•	a change in control of the company; and

•	at such other time as our compensation committee may approve.

However, the shares are fully vested when issued and the executive officers will have all of the rights of a stockholder, including the right to vote, upon receipt of the shares. The executive officers will also have the right to receive dividends that are declared and paid after they receive the shares of our Class A common stock, if any. The full amount of each final award, including the fair market value of the shares of our Class A common stock on the date of grant, will be fully taxable to the participant.

Shares Available.  The number of shares available for award shares under the Hamilton Beach Long-Term Plan is expected to be an aggregate of 1,000,000 shares of our Class A common stock, subject to adjustment for stock splits or similar changes.

2007 Awards.  Awards under the Hamilton Beach Long-Term Plan for performance periods beginning after the spin-off date will be granted by our compensation committee as soon as practicable after the spin-off date. We expect the compensation committee to grant the following awards under the plan for the portion of 2007 following the spin-off date.

Named Executive Officers and Other Executive Committee Members.  We expect that the named executive officers will receive a grant of a target equity award under the Hamilton Beach Long-Term Plan equal to the following amounts, which are equal to 30% of the 2007 target award that was granted under the HB/PS Long-Term Plan for 2007, as adjusted for the changes in employee salary grades effective as of the spin-off date, if applicable, as described in “— 2007 and Future Compensation Programs for Named Executive Officers” below and assuming the spin-off occurs on June 30, 2007:

Hamilton Beach Long-Term
Plan 2007 Target Award
Named Executive Officer	($)

Michael J. Morecroft	$171,034
James H. Taylor	$29,333
Paul C. Smith	$34,500
Gregory H. Trepp	$29,300
Kathleen L. Diller	$26,921

The amounts shown above are being recommended to our compensation committee that will be established effective as of the spin-off date. There is no guarantee that these target awards will be approved and adopted by the new compensation committee. However, the current compensation committee and members of management believe that it is important that all senior executives, including the named executive officers, have the opportunity to receive equity based compensation effective as of the spin-off date in order to align the executive’s interests with the interests of our stockholders. Basing the target equity awards on a percentage of the current HB/PS Long-Term Plan target awards is reasonable because both plans are long-term incentive compensation plans, ROTCE is an appropriate performance measure for this purpose and the current HB/PS compensation committee has already approved the reasonableness of the target awards under the current HB/PS Long-Term Plan.

The other members of the executive committee will receive similar target awards. The final award, which will be no less than the target award, will be calculated and paid during the first quarter of 2008. The entire award will be paid in restricted shares of our Class A common stock (calculated in accordance with the foregoing rules). In addition, all participants, including the named executive officers, will receive a separate cash award under the plan equal to 35% of the fair market value of the stock that is issued under the plan, to approximate the amount of tax withholding that will be required with respect to the issuance of such shares.

Other Plan Participants.  We expect that the compensation committee will provide the other plan participants with grants of a specified number of restricted shares of our Class A common stock. These grants will be made as soon as practicable after the spin-off date. The aggregate number of shares that is expected to be issued as of the spin-off date will be approximately 7,500. In addition, the participants will receive a separate cash award under the plan equal to 35% of the fair market value of the stock that is issued under the plan, to approximate the amount of tax withholding that will be required with respect to the issuance of such shares. The grants of shares of restricted stock to certain employees will be contingent upon the employee’s agreement to be bound by a non-competition requirement for a specified period if his or her termination of employment occurs for reasons other than an involuntary termination without cause within a specified time period following the spin-off date.

Retirement Plans

The material terms of the various retirement plans are described in the notes following the Pension Benefits Table and the Nonqualified Deferred Compensation Table.

Defined Benefit Pension Plans.  We no longer provide any defined benefit pensions to the employees in the United States, including the named executive officers.

Defined Contribution Plans.  We provide the named executive officers and most other employees in the United States with defined contribution retirement benefits. Mandatory employer contributions under the defined contribution retirement plans are calculated under a formula that is designed to provide employees with competitive retirement income. The HB/PS compensation committee believes that this level of retirement benefits gives us the opportunity to retain and attract talented management employees at the senior executive level and below. Additional employer contributions may be made, depending on our performance. In general, if we perform well, the amount of the employees’ retirement income increases.

The named executive officers and other executive officers receive the same retirement benefits as all other similarly situated employees. However, the benefits that are provided to the named executive officers and other executive officers are provided under a combination of qualified and nonqualified defined contribution plans, while the benefits that are provided to other employees are provided under a qualified retirement plan. The nonqualified defined contribution plan provides the executive officers with the retirement benefits that would have been provided under the qualified plan, but that cannot be provided due to various IRS regulations and limits.

The defined contribution retirement benefits consist of a combination of employee deferrals, automatic non-elective employer contributions, minimum profit sharing contributions and additional employer profit sharing contributions that are made only if we meet certain pre-established performance criteria.

The “compensation” that is taken into account under our plans generally includes only base salary and perquisites. However, for purposes of employer profit sharing benefits, payments under the Short-Term Plan are included.

Under the 401(k) portions of the plans, eligible employees may elect to defer up to 25% of compensation, and employees automatically receive a non-elective 3% employer contribution. Matching contributions previously provided under the plans were frozen effective December 31, 2004, when the qualified plan became a statutory “safe harbor” plan in 2005.

Under the profit sharing portion of the plans, eligible employees receive a profit sharing contribution equal to a specified percentage of compensation. The percentage varies, based on a formula that takes into account the employee’s age and compensation and our ROTCE. As applied to the named executive officers in 2006, the range of profit sharing contributions under each applicable formula was:

•	Dr. Morecroft: between 6.33% and 13.20% of compensation;

•	James H. Taylor: between 3.66% and 7.35% of compensation;

•	Paul C. Smith: between 6.33% and 13.20% of compensation;

•	Gregory H. Trepp: between 3.00% and 6.00% of compensation; and

•	Kathleen L. Diller: between 4.40% and 9.00% of compensation.

All employees, including the named executive officers, receive additional profit sharing contributions for compensation earned in excess of the U.S. Federal Social Security wage base, which was $94,200 in 2006, up to the applicable Code limit of 5.7% of compensation.

The named executive officers are 100% vested in their deferrals, the frozen matching contributions and in the 3% non-elective contribution. They are also 100% vested in all benefits that are provided under the nonqualified plan. However, they become vested in their profit sharing contributions under the qualified plans at the rate of 20% for each year of service. All of the named executive officers are 100% vested in all profit sharing benefits because each named executive officer has been employed for at least five years.

Benefits under the qualified plan are generally payable at any time following a termination of employment. Participants have the right to invest their account balances among various investment options that are offered by the plans’ trustee. Benefits are paid in the form of a lump sum distribution.

Participants’ account balances in the nonqualified plan, which is known as the Hamilton Beach/Proctor-Silex, Inc. Unfunded Benefit Plan, which is referred to as the Unfunded Plan, are credited with earnings during the year based on the rate of return of the stable asset investment fund that is offered under the qualified plan. Following the end of the year, certain sub-accounts of participants who remain actively employed may be credited with additional earnings, based on a pre-determined formula that takes into account our ROTCE. The maximum earnings rate for this purpose is 14%.

Participants must elect a payment date for their excess 401(k), frozen matching and excess retirement sub-accounts under the Unfunded Plan when they first become a participant. In general, they can elect termination of employment or the date on which they attain a specified age. Once made, the payment date election can be changed by the participants in limited circumstances, subject to timing and other restrictions. Participants may elect to receive their benefits in the form of a lump sum or ten or fewer annual installments. The form of payment election may be changed by the participants, subject to timing and other restrictions.

In general, pre-2005 excess profit sharing benefits are automatically paid in the form of a lump sum payment at the same time that the qualified profit sharing benefits are paid and post-2004 excess profit sharing benefits are automatically paid in the form of a lump sum payment at termination of employment.

     Other Benefits

All salaried U.S. employees, including the named executive officers, participate in a variety of health and welfare benefit plans that are designed to enable us to retain and attract our workforce in a competitive marketplace.

     Perquisites and Other Personal Benefits

Although we provide limited perquisites and other personal benefits to certain executive officers, we do not believe these perquisites and other personal benefits constitute a material component of the executive officer’s compensation package.

Changes to Executive Compensation Program for 2006

No significant modifications were made to the executive compensation program during 2006 other than the HB/PS Senior Executive Long-Term Incentive Compensation Plan, which is referred to as the Senior Long-Term Plan, which was frozen effective as of January 1, 2006 and the target awards granted effective January 1, 2005 were rescinded.

Deductibility of Executive Compensation.  As part of its role, our compensation committee will review and consider the deductibility of executive compensation under Section 162(m) of the Code, which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. While our compensation committee intends generally to preserve the deductibility of compensation payable to our executive officers, as appropriate, deductibility will be only one among a number of factors considered in determining appropriate levels or modes of compensation. We intend to maintain the flexibility to compensate executive officers based upon an overall determination of what we believe is in our best interests and the best interests of our stockholders.

Nonqualified Deferred Compensation.  On October 22, 2004, the American Jobs Creation Act of 2004, which is referred to as the Jobs Act, was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. We believe we are operating in good faith compliance with the statutory provisions that were effective January 1, 2005 and related regulatory guidance. The Internal Revenue Service issued the final regulations under the Jobs Act on April 17, 2007. The final regulations will be effective January 1, 2008, and we will take any and all actions needed to bring our plans and programs into compliance with the final regulations before the regulatory deadline.

Stock Ownership Guidelines

While we expect to encourage our executive officers to own shares of our Class A common stock, we do not expect to have any formal policy requiring our executive officers to own any specified amount of our Class A common stock after the spin-off.

Role of Executive Officers in Compensation Decisions

Our management, in particular the chief executive officer, reviews our goals and objectives relevant to the compensation of our executive officers. The chief executive officer annually reviews the performance of each executive officer (other than the chief executive officer, whose performance is reviewed by the HB/PS compensation committee) and makes recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, to the HB/PS compensation committee. In addition to the chief executive officer’s recommendations, the compensation committee considers recommendations made by our independent outside compensation consultant, which bases its recommendations upon an analysis of similar positions at a broad range of domestic industries, as well as an understanding of our policies and objectives, as described above. The HB/PS compensation committee can exercise its discretion in modifying any recommended adjustments or awards to executive officers. After considering these recommendations, the HB/PS compensation committee determines the base salary and incentive compensation levels for the executive officers, including the named executive officers.

2007 and Future Compensation Programs for Named Executive Officers

Our compensation program for named executive officers for 2007 is structured in a manner similar to the 2006 program. However, we will revise some aspects of our compensation program in connection with the spin-off, as described below.

Changes in Salary Grades and Midpoints.  The HB/PS compensation committee approved changes in the Hay salary grades, base salaries and target incentive compensation amounts for Dr. Morecroft, Mr. Taylor and Ms. Diller for the remainder of 2007, contingent upon and subject to the completion of the spin-off, as shown below:

			HB/PS
	Annual Base	Short-Term	Long-Term
Named Executive Officer	Salary ($)	Plan Target ($)	Plan Target ($)

Michael J. Morecroft	$537,900	$349,635	$618,585
James H. Taylor	$215,000	$101,120	$113,760
Kathleen L. Diller	$250,000	$97,680	$97,680

These amounts will be pro-rated for the portion of 2007 following the spin-off.

Short-Term Plan.  We do not expect to make any changes to the Short-Term Plan for the remainder of 2007. However, we expect that our compensation committee will adopt a supplemental short-term incentive compensation plan after the spin-off to be effective January 1, 2008, subject to stockholder approval, that will qualify for the performance-based exemption under Code Section 162(m). For 2007, although we have established ROTCE, net income and revenue targets at levels that are intended to be achievable, superior incentive payouts will again require an outstanding level of company performance.

Current HB/PS Long-Term Plan and Senior Long-Term Plan.  We do not expect to make any changes to the HB/PS Long-Term Plan or the frozen Senior Long-Term Plan for the remainder of 2007 except:

•	we will eliminate all deferral options under the plans as of the spin-off date;

•	we will amend the plans as necessary to bring them into compliance with the final Jobs Act regulations; and

•	we expect our compensation committee to authorize that the plans be amended to require immediate payment of all plan benefits upon a change in control of the company.

We also expect that effective January 1, 2008, our compensation committee will merge the current Senior Long-Term Plan into the HB/PS Long-Term Plan and the book value units that were previously awarded to participants will be canceled and converted to a dollar value, which will likely be calculated using our book value at the time of the conversion. The dollar values will be credited to bookkeeping accounts established on our books for each participant and will be credited with interest (at a rate which will be determined by our compensation committee) until payable under the terms of the plan. For 2007, although we have established a ROTCE target at a level that is intended to be achievable, superior incentive payouts will again require an outstanding level of company performance.

Hamilton Beach Long-Term Plan.  We will adopt the Hamilton Beach Long-Term Plan effective as of the spin-off date and contingent upon the consummation of the spin-off. As described in more detail above, the Hamilton Beach Long-Term Plan will provide for grants of our Class A common stock that are subject to transfer restrictions generally for a period of five years from the last day of the performance period.

Target Compensation.  In 2008 and future years, our compensation committee may decide to use a consumer products or housewares-based compensation survey, rather than The Hay Group’s All Industrials survey, as the principal comparator for purposes of setting target compensation.

Retirement Plans and Other Benefits.  Except for (1) the changes regarding the administration of the frozen U.S. defined benefit pensions that are provided to certain U.S. employees and (2) a freeze of the defined benefit pensions that are being provided to the non-union employees of our Canadian subsidiary, as described in more detail under “— Compensation of Hamilton Beach’s Named Executive Officers — Defined Benefit Pension Plans” beginning on page 86, we do not expect to make any material changes to the retirement or other benefits that are provided to the employees at any time in the near future.

Retention Bonuses and Change in Control Severance Agreements

We are highly dependent on the skills, experience and services of our executive officers and other management employees. The loss of our key employees could have a material adverse affect on our business. None of the named executive officers has an employment agreement that provides for fixed positions or duties, or for a fixed base salary or actual or target annual bonus. In addition, prior to the adoption of the agreements described below, there were no written or unwritten arrangements that provided for payments at, following or in connection with the termination of any named executive officer, other than minimal benefits required by law, benefits provided under a general severance plan that is generally available to all of our full-time employees in the United States and accrued retirement benefits.

In order to achieve the stated business objectives of the spin-off and to advance our compensation objective of attracting, retaining and motivating qualified management, we believed that it was appropriate to provide retention incentives and severance protections to our named executive officers and other members of our executive committee in connection with the spin-off.

Consistent with this philosophy, we entered into agreements with our named executive officers and the other members of our executive committee that are contingent upon the consummation of the spin-off. Importantly, these agreements are not employment agreements and do not guarantee employment for any of the executives for any period of time. In addition, none of the payments under the agreements will be “grossed up” for any excise taxes imposed on the executives as a result of the receipt of these, or other, payments.

In addition to furthering our compensation objectives, we benefit from these agreements because they each contain non-compete, non-solicitation, non-interference, confidentiality and post-termination cooperation requirements. In addition, all severance payments are contingent on the execution of a release by the executive officer releasing all claims against us and none of the payments will be included in determining an executive officer’s retirement benefits.

Agreement with Dr. Morecroft

We believe that Dr. Morecroft’s management and leadership skills have greatly contributed to our success in the past and will continue to be invaluable after the spin-off. We also believe that we would be at a competitive disadvantage if Dr. Morecroft were to terminate employment during the two-year period following the spin-off date or if he were to become employed by a competitor.

Therefore, we entered into an agreement with Dr. Morecroft, subject to the consummation of the spin-off, that will provide for certain benefits to be paid to Dr. Morecroft under the circumstances described below.

Retention Payment.  If Dr. Morecroft is actively employed by the company on the second anniversary of the spin-off date, he will receive a lump sum payment equal to 50% of the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	the cash equivalent of his target award under the HB/PS Long-Term Plan, all as in effect immediately following the spin-off date.

Severance Benefits — Termination of Employment at or after Second Anniversary of Spin-Off Date.  If, at any time at or after the second anniversary of the spin-off date, Dr. Morecroft terminates employment for any reason or if his employment is involuntarily terminated by the company for reasons other than cause, he will receive a lump sum payment equal to 50% of the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	the cash equivalent of his target award under the HB/PS Long-Term Plan, all as in effect immediately following the spin-off date.

Severance Benefits — Termination of Employment prior to Second Anniversary of Spin-Off Date.  If Dr. Morecroft’s employment with the company is terminated prior to the second anniversary of the spin-off date:

•	on account of death or disability;

•	due to his voluntary retirement following a change in control; or

•	due to an involuntary termination by the company following a change in control for reasons other than cause,

in lieu of the amounts described above, he will receive a lump-sum payment equal to the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	the cash equivalent of his target award under the HB/PS Long-Term Plan all as in effect immediately following the spin-off date.

If Dr. Morecroft becomes entitled to severance payments under the agreement, he will also receive a cash payment equal to the total projected premium cost for COBRA continuation coverage under our medical and dental plans for a period of twelve months, which will be based on the level of Dr. Morecroft’s coverage under those plans at the time of termination.

In consideration of the receipt of these payments, as well as the 2007 grant of a target award under the Hamilton Beach Long-Term Plan, the agreement contains a non-compete clause that prevents Dr. Morecroft from working for any of our competitors for a period of 18 months following his termination of employment and also contains non-solicitation, non-interference, confidentiality and post-termination cooperation requirements. In addition, the severance payments are contingent on the execution of a release.

We believe that the payments to Dr. Morecroft under the agreement are appropriate, taking into account Dr. Morecroft’s experience level, importance to the future success of the business and the protections provided to the company under the non-compete clause and other similar requirements contained in the agreement. The payments are also consistent with the retention and severance arrangements provided by other similarly-situated companies.

Agreements with Other Named Executive Officers

We believe that the skills, experience and services of our other named executive officers are a strong factor in the success of our company and that the company would be at a competitive disadvantage if any of them were to become employed by a competitor.

We therefore also entered into agreements with the named executive officers, other than Dr. Morecroft, subject to the consummation of the spin-off, that provide for certain benefits under the circumstances described below.

The agreements provide the named executive officers with an incentive to remain employed by us during the crucial two-year period following the spin-off date and also provide financial and personal security during a period of time when they are unemployed. The severance benefits were provided because we believe that that the occurrence of a change in control transaction will create uncertainty regarding the continued employment of the named executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. We believe that these agreements will encourage the named executive officers to remain employed with us during an important time when their prospects for continued employment following a transaction are often uncertain.

For named executive officers other than the chief executive officer, our philosophy is that severance benefits should only be provided under the agreements upon certain terminations of employment in connection with a change in control, as opposed to the mere occurrence of a change in control. As a result, these agreements contain a “double trigger.” These agreements provide the named executive officers other than the chief executive officer with severance benefits:

•	if their employment is terminated by us without cause following a change in control; or

•	if they terminate employment for good reason following a change in control.

We also believe that the payment of severance benefits on account of good reason after a change in control is appropriate in these circumstances. Given that none of the named executive officers has an employment agreement that provides for fixed positions or duties, or for a fixed base salary or actual or target annual bonus, absent some form of constructive termination severance trigger, potential acquirors could constructively terminate a named executive officer’s employment and avoid paying severance. For example, following a change in control, an acquiror could materially demote a named executive officer or reduce his or her salary significantly to force the executive to terminate his or her own employment and thereby avoid paying severance. Because we believe that constructive terminations in connection with a change in control are conceptually the same as actual terminations, and because we believe that acquirors would otherwise have an incentive to constructively terminate the named executive officers to avoid paying severance, the agreements we entered into with our named executive officers other than the chief executive officer permit the named executive officers to terminate their employment in connection with a change in control for certain “good reasons” that we believe result, in those circumstances, in the constructive termination of the named executives officers’ employment.

The following payments and other benefits are provided under the agreements:

Retention Payment.  If the named executive officer is actively employed by us on the second anniversary of the spin-off date (or if he or she terminates employment on account of death or disability before that date) he or she will receive a lump sum payment in the amount of $100,000.

Severance Benefits — Termination of Employment at or after a Change in Control.  If the executive’s employment is terminated following a change in control by us for reasons other than cause, death or disability or by the executive for “good reason,” the executive will receive a lump-sum payment equal to the sum of:

•	his or her base salary (excluding perquisite allowance);

•	his or her target award under the Short-Term Plan; and

•	the cash equivalent of his or her target award under the applicable long-term plan, all as in effect for the calendar year of termination.

The minimum amount payable under the agreement will be equal to the sum of the base salary (excluding perquisite allowance) and the target awards in effect immediately following the spin-off date.

If a named executive officer becomes entitled to severance payments under the agreement, he or she will also receive 12 months of outplacement benefits and a cash payment equal to the total projected premium cost for COBRA continuation coverage under our medical and dental plans for a period of 12 months (based on the level of the named executive officer’s coverage under those plans in place at the time of termination). We believe these other severance benefits are reasonable and provide the named executive officers with personal security during a period of time when they are likely to be unemployed.

In consideration for the receipt of these payments, the agreements contain a non-compete clause that will prevent the named executive officers from working for any of our competitors for a period of 12 months following a termination of employment that occurs for any reason within five years of the spin-off date. The 12-month non-compete clause also applies to a termination of employment that occurs on or after the fifth anniversary of the spin-off date if the named executive officer receives severance benefits under the agreement as a result of his or her termination of employment. The agreement also contains non-solicitation, non-interference, confidentiality and post-termination cooperation requirements that apply for similar time periods. In addition, the severance payments are contingent on the execution of a release.

We believe that the payments to the named executive officers under the agreements are appropriate and provide them with an incentive to remain employed during the crucial two-year period following the spin-off date. They also provide financial security during a period of time when they are likely to be unemployed and seeking new employment. The payments are also reasonable taking into account the protections provided to the company under the non-compete clause and other similar requirements contained in the agreements. The payments are also consistent with the retention bonus and change in control severance payments provided by other similarly-situated companies.

Other Payments on Termination or Change in Control

We generally do not believe that named executive officers should be entitled to severance benefits merely because a change in control transaction occurs. The payment of severance benefits is generally only triggered by an actual termination of employment.

However, the agreements with all of the named executive officers (including Dr. Morecroft) specifically provide that, in addition to the amounts paid under the agreements, the named executive officers will be entitled to receive a pro-rata award under the Short-Term Plan and the applicable long-term plan for the year of termination of employment. The awards will be equal to the awards the named executive officers would have otherwise been entitled to receive under the plans, assuming they had continued in employment until December 31 of the year, pro-rated to reflect the period of time during which the named executive officer was actually employed by the company. There is no guaranteed payment. We believe that the named executive officers should be recognized for their efforts in helping us meet our performance goals for the year of termination during the time they were employed by us, but should not be guaranteed any payments for the year of termination.

In addition, the directors plan and the Hamilton Beach Long-Term plan each will provide that the five-year transfer restrictions on the share of our Class A common stock that are awarded under the plans will automatically terminate upon the occurrence of a change in control. Although the lapse of these restrictions will occur whether or not a named executive officer’s employment terminates, we believe it is appropriate to remove the transfer restrictions in the event of a change in control because such a transaction may effectively end the named executive officers’ ability to have any further impact with respect to value of our Class A common stock.

For a further discussion of the retention bonuses and potential severance payments that may be made to the named executive officers in connection with the termination of employment or a change in control, please see “— Compensation of Hamilton Beach’s Named Executive Officers — Severance and Change in Control Arrangements after the Spin-Off” beginning on page 81.

Compensation Committee Interlocks and Insider Participation

Alfred M. Rankin, Jr., one of our directors, is a member of the HB/PS compensation committee and Chairman, President and Chief Executive Officer of NACCO.

Compensation Committee Report

Our board has reviewed and discussed the Compensation Discussion and Analysis with our management. Based on the review and discussions referred to above, our board recommended that the Compensation Discussion and Analysis be included in this information statement.

Alfred M. Rankin, Jr.
Dr. Michael J. Morecroft
J.C. Butler, Jr.
Charles A. Bittenbender

Compensation of Hamilton Beach’s Named Executive Officers

The following tables contain compensation information for the individuals who will be our principal executive officer, our principal financial officer and our next three most highly compensated executive officers after the spin-off based on compensation received from HB/PS and its subsidiaries during 2006 and does not necessarily reflect the compensation that these individuals will earn in their capacities as our executive officers after the spin-off. These officers are referred to as our named executive officers.

Summary Compensation Table

The following table sets forth the 2006 compensation information for the individuals who will be our named executive officers after the spin-off based on compensation received from HB/PS and its subsidiaries and does not necessarily reflect the compensation that these individuals will earn as our executive officers following the spin-off.

SUMMARY COMPENSATION TABLE
For Fiscal Year Ended December 31, 2006

					Change in
					Pension Value(4)
					and Nonqualified
				Non-Equity	Deferred
				Incentive Plan	Compensation	All Other
Name and Principal		Salary(1)	Bonus(2)	Compensation(3)	Earnings(5)	Compensation(6)	Total
Positions	Year	($)	($)	($)	($)	($)	($)

Michael J. Morecroft	2006	$506,004	—	$1,022,530	$79,984	$169,656	$1,778,174
President and Chief Executive Officer
James H. Taylor	2006	$194,868	$30,000	$164,318	$11,613	$36,191	$436,990
Vice President, Treasurer and Chief Financial Officer
Paul C. Smith	2006	$305,700	—	$261,316	$43,561	$81,647	$692,224
Senior Vice President, Sales
Gregory H. Trepp	2006	$243,072	$20,000	$234,806	$9,618	$41,419	$548,915
Vice President, Marketing
Kathleen L. Diller	2006	$245,508	$30,000	$210,617	$6,285	$52,658	$545,068
Vice President, General Counsel and Secretary

(1)	As required under the current disclosure requirements of the SEC, the amounts reported under the “Salary” column include both the base salary and the fixed dollar amount of cash paid in lieu of perquisites for each named executive officer. See “— Hamilton Beach Executive Compensation — Compensation Discussion and Analysis” beginning on page 60 for further information on our compensation philosophy on perquisites.

(2)	Amounts in this column represent the discretionary cash bonus payments that were paid to certain executives of the Company, as further described on page 66 of “— Hamilton Beach Executive Compensation — Compensation Discussion and Analysis — Components of the Named Executive Officers’ Compensation — Discretionary Cash Bonuses.”

(3)	This amount reflects the sum of the cash payments under the Short-Term Plan and the dollar value of the book value units awarded for HB/PS’ performance during 2006 under the HB/PS Long-Term Plan for each of the named executive officers as shown below:

	Michael J.	James H.	Paul C.	Gregory H.	Kathleen L.
	Morecroft	Taylor	Smith	Trepp	Diller

Short-Term Plan Payment	$383,962	$86,664	$120,087	$114,798	$109,999
HB/PS Long-Term Plan Award	$638,568	$77,654	$141,229	$120,008	$100,618

Total	$1,022,530	$164,318	$261,316	$234,806	$210,617

(4)	Amounts in this column include the aggregate change in the actuarial present value of accumulated plan benefits during 2006 under all of our defined benefit pension plans, as described in more detail in the Pension Benefits Table, for the following individuals: $0 for Mr. Trepp and Ms. Diller because they do not participate in any defined benefit pension plans; $5,808 for Dr. Morecroft; $1,673 for Mr. Taylor and $2,541 for Mr. Smith.

(5)	Amounts in this column also include the interest that is in excess of 120% of the federal long-term interest rate, compounded monthly, that was credited to the executives’ accounts during 2006 under the Unfunded Plan, for the following individuals: $74,176 for Dr. Morecroft; $9,940 for Mr. Taylor, $41,020 for Mr. Smith, $9,618 for Mr. Trepp and $6,285 for Ms. Diller.

(6)	All other compensation earned or allocated during 2006 for each of the named executive officers is as follows:

	Michael J.	James H.	Paul C.	Gregory H.	Kathleen L.
	Morecroft	Taylor	Smith	Trepp	Diller

Employer Qualified Profit Sharing Contributions	$22,400	$21,335	$22,400	$17,953	$22,400
Employer Nonqualified Profit Sharing Contributions	$123,712	$8,343	$47,234	$15,275	$21,201
Other Qualified Employer Retirement Contributions	$6,600	$5,846	$6,600	$6,600	$6,600
Other Nonqualified Employer Retirement Contributions	$8,580	$0	$2,571	$692	$765
Employer Paid Life Insurance Premiums	$0	$0	$0	$0	$1,473
Perquisites and Other Personal Benefits	$0	$0	$0	$0	$0
Other	$8,364	$667	$2,842	$899	$219

Total	$169,656	$36,191	$81,647	$41,419	$52,658

Amounts listed in the “Other” row include the annual employer-paid premiums paid for personal excess liability insurance and executive travel accident insurance, non-discriminatory service awards and employer “flex credits.”

Grants of Plan-Based Awards

The following table sets forth information concerning awards granted to the named executive officers for fiscal year 2006, and estimated payouts in the future, under our incentive compensation plans.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended December 31, 2006

			Estimated Future or Possible Payouts
			Under Non-Equity Incentive
		# of Units Under	Plan Awards
		Non-Equity	Threshold	Target	Maximum
Name	Plan Name	Incentive Plans	($)	($)	($)

Michael J. Morecroft	Short-Term Plan (1)	N/A	$0	$288,000	$432,000
	HB/PS Long-Term Plan (2)	44,779	$0	$504,000	$756,000
James H. Taylor	Short-Term Plan (1)	N/A	$0	$71,505	$107,258
	HB/PS Long-Term Plan (2)	5,445	$0	$61,290	$91,935
Paul C. Smith	Short-Term Plan (1)	N/A	$0	$99,082	$148,623
	HB/PS Long-Term Plan (2)	9,904	$0	$111,467	$167,201
Gregory H. Trepp	Short-Term Plan (1)	N/A	$0	$94,718	$142,077
	HB/PS Long-Term Plan (2)	8,415	$0	$94,718	$142,077
Kathleen L. Diller	Short-Term Plan (1)	N/A	$0	$90,758	$136,137
	HB/PS Long-Term Plan (2)	7,056	$0	$79,414	$119,121

(1)	Awards under the Short-Term Plan are based on a one-year performance period that consisted solely of the 2006 calendar year. The awards are paid out, in cash, as soon as practicable after they are calculated and approved by the HB/PS compensation committee. Therefore, there is no post-2006 payout opportunity under the Short-Term Plan. The amounts disclosed in this table are the target and maximum awards that were initially communicated to the executives in early 2006. The amount that the executives actually received, after the target award was adjusted to reflect actual performance against the pre-established performance goals, is disclosed in note 3 to the Summary Compensation Table.

(2)	These amounts reflect the dollar value of the target and maximum award of book value units for the 2006 performance period under the HB/PS Long-Term Plan. The dollar values of the awards the executives actually received are disclosed in note 3 to the Summary Compensation Table. On the January 1, 2007 grant date, the book value units were valued at $14.26 per unit.

Description of Material Factors Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

The compensation of the named executive officers currently consists of various components, including base salary, which includes a fixed dollar amount of cash in lieu of perquisites, short-term cash incentives and non-equity long-term incentives. The named executive officers also receive various retirement benefits. Each of these components is described in detail in “— Hamilton Beach Executive Compensation — Compensation Discussion and Analysis,” which begins on page 60.  Additional details of certain components are provided below.

Severance and Change in Control Arrangements prior to the Spin-Off

Prior to the adoption of the agreements described below, there were no written or unwritten arrangements that provide for payments at, following or in connection with the resignation, severance, retirement or other termination of any named executive officer, a change in responsibilities or a change in control of our company or any of our subsidiaries. However, upon a termination of a named executive officer’s employment with us for any reason, the named executive officer (and all other employees) are entitled to:

•	amounts or benefits earned or accrued during their term of employment, including earned but unpaid salary and unused vacation pay; and

•	benefits that are provided under the retirement plans, incentive compensation plans and nonqualified deferred compensation plans at termination of employment that are described under “— Hamilton Beach Executive Compensation — Compensation Discussion and Analysis” beginning on page 60.

None of these benefits are currently increased, accelerated or changed in any way on account of any resignation, retirement or other termination of the named executive officer or any change in control.

If the spin-off does not occur, the named executive officers will also be entitled to severance pay and continuation of certain health benefits provided under a severance pay plan that are generally available to all full-time U.S. employees.

Severance and Change in Control Arrangements after the Spin-Off

The following section describes the benefits that may become payable to the named executive officers, depending on the circumstances surrounding their termination of employment with us, under the agreements that we adopted contingent upon the consummation of the spin-off.

Provisions Applicable to All Named Executive Officers

A “change in control” for purposes of the agreements generally consists of any of the following:

•	an acquisition of more than 50% of our voting securities, other than acquisitions directly from us or acquisitions involving:

•	any of our employee benefit plans;

•	us or any of our affiliates; or

•	any member of the Rankin or Taplin families or any corporation, partnership, trust or other entity owned or controlled by such families, each of which is referred to as an Interested Party;

•	the members of our current board (and their approved successors) ceasing to constitute a majority of our board or, if applicable, the board of directors of our successor;

•	the consummation of a reorganization, merger or consolidation or a sale or other disposition of all or substantially all of our assets, unless:

•	our stockholders prior to the transaction hold at least 50% of the voting securities of our successor,

•	the members of our board prior to the transaction constitute at least a majority of the board of directors of our successor, and

•	no other person, other than an Interested Party, us or our successor, owns 30% or more of the voting securities of us or the successor; or

•	our liquidation or dissolution.

An involuntary termination of employment by us for “cause” for purposes of the agreements generally includes:

•	dishonesty, fraud or material misrepresentation by the named executive officer in the performance of his or her employment duties for us;

•	willful and continued failure to substantially perform the named executive officer’s employment duties; or

•	conviction of or entry of a plea of nolo contendere to, a crime that constitutes a felony.

To receive the severance benefits under the agreements, a named executive officer must execute a general release of claims against us and our affiliates. If the named executive officers receive severance payments under the agreements, they will not be entitled to receive any severance benefits under our general severance pay plan.

All payments under the agreements are paid in a lump sum and none of the payments under the agreements will be “grossed up” for any excise taxes imposed on the executives as a result of the receipt of these, or other, payments. Each of the agreements also contains non-compete, non-solicitation, non-interference, confidentiality and post-termination cooperation requirements.

Under the Short-Term Plan, the HB/PS Long-Term Plan and the Hamilton Beach Long-Term Plan, participants are generally required to be employed on December 31 of the performance period in order to receive a payment for such period. However, the HB/PS compensation committee has the discretion to grant pro-rata awards in certain circumstances, such as death, disability, involuntary termination or retirement of a participant. Under the long-term plans, however, pro-rata payments are required in the event of the death, disability or retirement of a participant. The agreements remove the requirement of compensation committee discretion and require that, in addition to the amounts paid under the agreements, the named executive officers will be entitled to receive a pro-rata award under the Short-Term Plan, and the applicable long-term plan for the year of termination of employment. The awards will be equal to the awards the named executive officers would have otherwise been entitled to receive under the plans, assuming they had continued in employment until December 31 of the year, pro-rated to reflect the period of time during which the named executive officer was actually employed by us. There is no guaranteed payment.

The Hamilton Beach Long-Term plan will also provide that the five-year transfer restrictions on the shares of our Class A common stock that are awarded under the plan will automatically terminate upon the occurrence of a change in control. Because the shares awarded under the plan are fully-vested as of the date of grant, there is no compensation value to the release of these restrictions. However, the release will allow the named executive officers to transfer the shares sooner than would have been permitted had a change in control not occurred.

Assumptions

Except as specifically stated otherwise, in calculating the amount of any potential payments to the named executive officers under the arrangements described below, we have assumed that a change in control occurs following the spin-off date and that the named executive officers’ employment is terminated on December 31, 2007. With those assumptions taken as given, we believe the remaining assumptions listed below, which are necessary to produce these estimates, are reasonable individually and in the aggregate. However, there can be no assurance that a termination of employment or a change in control would produce the same or similar results as those described if it occurs on any other date or if any assumption is not correct in fact.

Agreement with Dr. Morecroft

The agreement with Dr. Morecroft provides that the following benefits will be paid to Dr. Morecroft under the circumstances described below.

Retention Payment

Retention Payment Description.  If Dr. Morecroft is actively employed by us on the second anniversary of the spin-off date, he will receive a lump-sum payment equal to 50% of the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	his target award under the HB/PS Long-Term Plan, all as in effect immediately following the spin-off date.

Retention Payment Amount.  If the retention payment is calculated using Dr. Morecroft’s base salary and target Short-Term Plan and HB/PS Long-Term Plan awards for 2007 as in effect after the spin-off date, Dr. Morecroft would receive $753,060 if he is actively employed on the second anniversary of the spin-off date.

Severance Benefits

Description of Severance Benefits

Severance Benefits — Termination of Employment at or after Second Anniversary of Spin-Off Date.  If, at any time at or after the second anniversary of the spin-off date, Dr. Morecroft terminates employment for any reason or if his employment is involuntarily terminated by us for reasons other than cause, he will receive a lump-sum payment equal to 50% of the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	the cash equivalent of his target award under the HB/PS Long-Term Plan, all as in effect immediately following the spin-off date.

Severance Benefits — Termination of Employment prior to Second Anniversary of Spin-Off Date.  If Dr. Morecroft’s employment with us is terminated prior to the second anniversary of the spin-off date:

•	on account of death or disability;

•	due to his voluntary retirement following a change in control; or

•	due to an involuntary termination by us following a change in control for reasons other than cause in lieu of the amounts described above, he will receive a lump-sum payment equal to the sum of:

•	his base salary (excluding perquisite allowance);

•	his target award under the Short-Term Plan; and

•	the cash equivalent of his target award under the HB/PS Long-Term Plan, all as in effect immediately following the spin-off date.

If Dr. Morecroft becomes entitled to severance payments under the agreement, he will also receive a cash payment equal to total projected premium cost for COBRA continuation coverage under our medical and dental plans for a period of 12 months, which will be based on the level of coverage under those plans at the time of termination.

Amount of Severance Benefits

The following table shows the estimated amounts Dr. Morecroft will become entitled to if his employment with us is terminated under circumstances described above:

Estimated Total
Value of Cash
	Estimated Total	Payments Based on		Estimated Total
Estimated Total	Value of Cash	Medical/Dental		Value of Cash
Value of Cash	Payments —	Continuation		Payments Pro
Payments — Based	Based on Short- and	Coverage	Estimated Total	Rata Short-Term
on Base Salary	Long-Term Bonus	Cost	Severance Payments	Bonus
($) (1)	($) (1)	($) (2)	($)	($) (3)
(a)	(b)	(c)	(d)	(e)

537,900	968,220	18,050	1,524,170	349,635

(1)	Columns (a) and (b) reflect the severance payments that would be paid to Dr. Morecroft if his employment was involuntarily terminated on December 31, 2007, which date would be prior to the second anniversary of the spin-off date. For purposes of this calculation, we have used the base salary and target awards that are in effect during 2007 following the spin-off date. If Dr. Morecroft were to terminate employment at or after the second anniversary of the spin-off date, these amounts would be reduced by the amount of the retention bonus shown above that would have been paid on the second anniversary of the spin-off date.

(2)	For purposes of column (c), we have calculated the estimated value to Dr. Morecroft of the cash value of 12 months of COBRA premiums for family coverage under our medical and dental plan during 2007.

(3)	For purposes of column (e), we have included the amount of Dr. Morecroft’s target award under the Short-Term Plan for 2007 as in effect following the spin-off date. If Dr. Morecroft was employed through December 31, 2007, he would be entitled to receive 100% of the award otherwise payable under this plan, without regard to his retention and non-compete agreement. If his termination date was prior to December 31, however, our compensation committee would need to take action to grant the payment of a pro-rata award under the Short-Term Plan. The agreement, however, requires payment of such a pro-rata award. The award would be calculated based on actual company performance and pro-rated for the time he worked for us during the year of termination. It is impossible to predict whether we will meet our performance goals during 2007 (or in any future termination year). Therefore, we have included Dr. Morecroft’s target Short-Term Plan award in this table, despite the fact that payment of the target amount is not guaranteed under his agreement. We have not included any portion of a long-term plan award for the year of termination because Dr. Morecroft is at least age 60 with at least five years of service and, therefore, he would be eligible for retirement under the long-term plan and would be entitled to a pro-rata award without regard to his agreement.

Agreements with Other Named Executive Officers

The agreements with the other named executive officers provide for the following payments and benefits:

Retention Bonus.  The named executive officers will receive a retention bonus in the amount of $100,000 if they are actively employed by us on the second anniversary of the spin-off date (or if they die or become disabled before that date).

Severance Benefits.  The named executive officers will receive the following severance benefits upon termination of employment following a change in control on account of a voluntary termination for “good reason” or an involuntary termination for reasons other than death, disability or cause:

•	cash severance pay equal to one times the sum of:

•	base salary (excluding perquisites);

•	target bonus under the Short-Term Plan; and

•	the cash equivalent of the target bonus under the applicable long-term plan, all as in effect at termination of employment (but with a minimum payment based on the amounts in effect during 2007 following the spin-off date);

•	pro rata annual cash bonus and long-term equity incentive bonus, calculated based on our actual performance against the pre-established performance goals for the year, paid in accordance with the terms of the plans at the time such payments are made to active employees under the plans;

•	a cash payment equal to the total projected premium cost for COBRA continuation coverage under our medical and dental plans for a period of 12 months, which will be based on the level of coverage under those plans in place at the time of termination; and

•	outplacement benefits for a period of 12 months following the termination date.

A termination for “good reason” under the agreements generally includes any of the following actions taken by us without the executive’s written consent following a change in control:

•	a material diminution in the named executive officer’s authority, duties or responsibilities, but excluding:

•	a mere change in title that is not accompanied by a material diminution in the named executive officer’s authority, duties or responsibilities; and

•	a change in the individual to whom (but not the position to which) the named executive officer reports;

•	a material diminution in base salary;

•	a material diminution in the budget over which the named executive officer retains authority;

•	requiring the named executive officer to report to someone other than the chief executive officer (or a person with similar duties regardless of the title) of the operating company that is responsible for our line of business;

•	a material diminution in the authority, duties or responsibilities of the chief executive officer (or a person with similar duties regardless of the title) of the operating company that is responsible for our line of business;

•	a material change in the geographic location at which the named executive officer must perform service for us; or

•	any other action or inaction that constitutes a material breach by us of our obligations under the retention bonus and change in control severance agreement.

The following table lists the named executive officers other than Dr. Morecroft and the estimated amounts they would have become entitled to under the change in control severance agreements if their employment with us is terminated on December 31, 2007, under circumstances described above:

Estimated
		Total Value				Estimated	Estimated
	Estimated	of Cash	Estimated			Total	Total Value
	Total Value	Payments —	Total Value of	Estimated	Estimated	Value of	of Cash
	of Cash	Based on	Payments Based on	Total	Total	Cash Payments	Payments
	Payments —	Short- and	Medical/Dental	Value of	Value of All	Pro Rata	Pro Rata
	Based on	Long-Term	Continuation	Outplacement	Severance	Short-Term	Long-Term
	Base Salary	Bonus	Coverage Cost	Services	Benefits	Bonus	Bonus”
Name	($) (1)	($) (1)	($) (2)	($) (3)	($)	($) (4)	($) (4)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

James H. Taylor	215,000	214,880	18,050	11,300	459,230	101,120	113,760
Paul C. Smith	300,200	217,200	18,050	11,300	546,750	102,200	N/A
Gregory H. Trepp	238,700	195,400	18,050	11,300	463,450	97,700	97,700
Kathleen L. Diller	250,000	195,360	18,050	11,300	474,710	97,680	97,680

(1)	Columns (b) and (c) reflect the severance payments that would be paid to the named executive officers if their employment was involuntarily terminated on December 31, 2007. For purposes of this calculation, we have used the base salary and target awards that are in effect during 2007 and following the spin-off date.

(2)	For purposes of column (d), we have calculated the estimated value to the named executive officers of the cash value of 12 months of COBRA premiums for family coverage under our medical and dental plan during 2007.

(3)	For purposes of column (e), we have calculated the value of outplacement services for 12 months following termination using the monthly outplacement cost quoted by our current outplacement service provider as in effect during 2007.

(4)	For purposes of columns (g) and (h), we have included the amount of the named executive officer target awards under the Short-Term Plan and the HB/PS Long-Term Plan for 2007 as in effect following the spin-off date. If the named executive officers were employed through December 31, 2007, they would be entitled to receive 100% of the award otherwise payable under the plans, without regard to their agreements. If their termination date was prior to December 31st, our compensation committee would generally need to take action to grant the payment of pro-rata awards under these plans. The agreements, however, require payment of such pro-rata awards. The awards would be calculated based on our actual performance and pro-rated for the time they worked for us during the year of termination. It is impossible to predict whether we will meet our performance goals during 2007 (or in any future termination year). Therefore, we have included the named executive officers’ target awards in this table, despite the fact that payment of the target amounts is not guaranteed under the agreements. We have not included any portion of Mr. Smith’s HB/PS Long-Term Plan award for the year of termination because he is at least age 60 with at least five years of service and, therefore, he would be eligible for retirement under the applicable long-term plan and would be entitled to a pro-rata award without regard to his agreement.

Nonqualified Deferred Compensation Benefits

The following table sets forth information concerning benefits earned by, and paid to, the named executive officers under our nonqualified defined contribution deferred compensation plans.

NONQUALIFIED DEFERRED COMPENSATION
For Fiscal Year Ended December 31, 2006

						Aggregate
	Nonqualified	Executive	Registrant		Aggregate	Withdrawals/	Aggregate
	Deferred	Contributions in	Contributions		Earnings in	Distributions in	Balance at
	Compensation	2006 (1)	in 2006		2006 (2)	2006	12/31/06
Name	Plan	($)	($)		($)	($)	($)

Michael J. Morecroft	Unfunded Plan	$111,501	$132,292	(3)	$137,716	$0	$1,580,266	(4)
	Senior Long-Term Plan (5)	$0	$0		$0	$0	$1,687,661
	HB/PS Long-Term Plan	$0	$638,568	(6)	$0	$0	$638,568	(6)
James H. Taylor	Unfunded Plan	$10,333	$8,343	(3)	$16,386	$0	$148,418	(4)
	HB/PS Long-Term Plan	$0	$77,654		$0	$0	$214,990	(6)
Paul C. Smith	Unfunded Plan	$21,684	$49,805	(3)	$48,267	$0	$597,641	(4)
	HB/PS Long-Term Plan	$0	$141,229		$0	$0	$494,123	(6)
Gregory H. Trepp	Unfunded Plan	$11,738	$15,967	(3)	$16,199	$0	$162,366	(4)
	HB/PS Long-Term Plan	$0	$120,008		$0	$0	$413,937	(6)
Kathleen L. Diller	Unfunded Plan	$9,551	$21,966	(3)	$10,691	$0	$122,669	(4)
	HB/PS Long-Term Plan	$0	$100,618		$0	$0	$356,667	(6)

(1)	These amounts, which were otherwise payable in 2006 but were deferred at the election of the executives, are also included in the “Salary” and/or “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table.

(2)	The above-market earnings portion of the amounts shown in this column is also reflected in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of and described in note 5 to the Summary Compensation Table.

(3)	These amounts are also reflected in the “All Other Compensation” column of and specifically identified in note 6 to the Summary Compensation Table.

(4)	The account balance under the Unfunded Plan includes all employer and employee contributions and above-market earnings that are also required to be disclosed in the Summary Compensation Table for 2006. Of the named executive officers’ December 31, 2006 account balances, the following amounts are currently reported as salary, non-equity incentive plan compensation, nonqualified deferred compensation earnings or all other compensation in the Summary Compensation Table for 2006: $317,969 for Dr. Morecroft, $28,617 for Mr. Taylor, $112,509 for Mr. Smith, $37,323 for Mr. Trepp and $37,802 for Ms. Diller.

(5)	Dr. Morecroft was the only participant in the Senior Long-Term Plan from its January 1, 2003 effective date through January 1, 2006 when all benefits under the plan were frozen. Book value units with grant dates of January 1, 2004, January 1, 2005 and January 1, 2006, and maturity dates of January 1, 2009, January 1, 2010 and January 1, 2011, respectively, remain outstanding under the plan. The amount shown reflects the value of all of Dr. Morecroft’s book value units that remain outstanding under the Senior Long-Term Plan. It assumes that all of the outstanding units will be paid using the December 31, 2006 book value of $14.26 per unit. The actual payment will be based on the book value in effect at the payment date (which varies for each set of outstanding units). The account balance reflects this assumed value of the book value units that have not reached their initial maturity date, as well as those whose payment date has been deferred at the election of the executive, if any.

(6)	Mr. Taylor, Mr. Smith, Mr. Trepp and Ms. Diller have been participants in the HB/PS Long-Term Plan since its January 1, 2003 effective date. Dr. Morecroft became a participant on January 1, 2006. For all of the named executive officers other than Dr. Morecroft, book value units with grant dates of January 1, 2004, January 1, 2005 and January 1, 2006, and maturity dates of January 1, 2009, January 1, 2010 and January 1, 2011, respectively, remain outstanding under the plan. The amount shown in this table reflects the award of book value units the named executive officers received for 2006 performance, which award is also reflected in both the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for 2006 and in the Grants of Plan Based Awards Table for 2006. These awards have a grant date of January 1, 2007 and a maturity date of January 1, 2012 and are valued using the December 31, 2006 HB/PS book value of $14.26 per unit.

Defined Benefit Pension Plans

The following table sets forth information concerning defined benefit pension benefits earned by, and paid to, our named executive officers.

PENSION BENEFITS
As of Fiscal Year Ended December 31, 2006

		Number of
		Years of		Payments
		Credited Service	Present Value of	During Last
		(1)	Accumulated Benefit	Fiscal Year
Name	Plan Name	(#)	($)	($)

Michael J. Morecroft	NACCO Pension Plan	5.0	$108,371	$0
	Unfunded Plan	5.0	$21,665	$0
James H. Taylor	NACCO Pension Plan	23.2	$48,010	$0
Paul C. Smith	NACCO Pension Plan	2.25	$36,968	$0
	Unfunded Plan	2.25	$31,286	$0
Gregory H. Trepp	N/A	N/A	N/A	N/A
Kathleen L. Diller	N/A	N/A	N/A	N/A

(1)	The number of years of credited service taken into account to determine pension benefits for all HB/PS employees was frozen as of December 31, 1996.

(2)	Mr. Trepp and Ms. Diller do not participate in any of our defined benefit pension plans.

Pension Plan Summary

We no longer provide defined benefit pension benefits for most employees, other than employees of a Canadian subsidiary of HB/PS. However, we expect to freeze the pension benefits of the non-union employees of the

Canadian subsidiary effective December 31, 2008. The pension benefits of all U.S. HB/PS employees were frozen on December 31, 1996.

HB/PS is currently a participating employer in the Combined Defined Benefit Plan for NACCO Industries, Inc. and Its Subsidiaries, which is referred to as the NACCO Pension Plan. The NACCO Pension Plan provides qualified traditional and cash balance benefits to certain employees of HB/PS. Certain HB/PS employees are also participants in the portion of the Unfunded Plan that provides “excess” cash balance benefits that cannot be provided under the NACCO Pension Plan.

Mr. Trepp and Ms. Diller are not eligible for any defined benefit pension benefits.

Mr. Taylor is eligible to receive traditional pension benefits under a prior HB/PS pension plan that was merged into the NACCO Pension Plan. These pension benefits were permanently frozen effective June 30, 1987. Dr. Morecroft and Mr. Smith are not eligible to receive any traditional pension benefits under the NACCO Pension Plan.

Dr. Morecroft, Mr. Smith and Mr. Taylor are eligible to receive qualified cash balance benefits under the NACCO Pension Plan and Dr. Morecroft and Mr. Smith are eligible to receive non-qualified cash balance benefits under the excess cash balance portion of the Unfunded Plan. The cash balance benefits under the NACCO Pension Plan and the excess cash balance portion of the Unfunded Plan were permanently frozen for all participants effective as of December 31, 1996.

U.S. pensions are based on the executives’ pensionable earnings, which generally include only base salary and annual incentive compensation payments and which exclude all other forms of compensation, including severance payments, relocation allowances and other similar fringe benefits.

Pension benefits are 100% vested after five years of service. All of the named executive officers are 100% vested in their pension benefits.

The normal form of pension payment is a single life annuity for unmarried participants and a 50% joint and survivor annuity for married participants. Other forms of annuity payments are also available. If a participant elects a joint and survivor annuity form of benefit, the amount of the benefit is reduced to reflect the survivorship protection. Lump sum benefit payments are available only for the cash balance benefits. Lump-sum benefits are calculated using legally or contractually required interest rates and mortality assumptions.

The amounts shown above were determined as of September 30, 2006, which is the measurement date for pension benefits that is used in our financial statements. In determining the present value of the pension benefits in the Pension Table shown above, the following material assumptions were used:

•	a discount rate of 5.90%;

•	the RP2000 mortality table with mortality improvement projected to 2006 and no collar adjustment; and

•	assumed retirement age of 65 with no pre-retirement decrement.

Under the traditional prior plan benefit formula applicable to Mr. Taylor, monthly pension benefits are generally determined by the following formula: 1.5% of average annual compensation up to $75,000 plus 0.7% of average annual compensation in excess of $75,000, divided by 12, reduced by monthly social security benefits. For this purpose, “compensation” includes all taxable wages earned prior to June 30, 1987, other than one time special payments, severance payments and relocation allowances, and “average compensation” is based on the average annual earnings for the highest five consecutive years prior to June 30, 1987.

Under the cash balance portions of the NACCO Pension Plan and the Unfunded Plan (as applicable), HB/PS credited an amount to a notional account for each covered employee under the plans based on a formula which took into account the employee’s age, pensionable earnings and HB/PS’ profits. The frozen notional account balances are currently credited with interest equal to 1% above the one-year Treasury constant maturity yield with a minimum of 5% and a maximum of 12% until benefit commencement.

The assets and liabilities relating to the current and former employees of HB/PS who accrued benefits under the NACCO Pension Plan will remain in the NACCO Pension Plan following consummation of the spin-off. Current and former employees of HB/PS who participate in the NACCO Pension Plan will continue to be entitled to pension payments under the terms of the NACCO Pension Plan, as in effect from time to time. HB/PS will continue to be liable and responsible for the payment of any excess cash balance benefits that are payable under the Unfunded Plan.

As a result of the spin-off, Dr. Morecroft and Mr. Smith will be permitted to start receiving their cash balance pension benefits at any time after the spin-off date, and Mr. Taylor will be permitted to start receiving his cash balance pension and traditional pension benefits at any time after the spin-off date and following the date he reaches age 55.

THE SPIN-OFF AGREEMENT

The following discussion summarizes the material provisions of the spin-off agreement, a copy of which is attached as Annex A to this information statement and is incorporated by reference into this information statement. The rights and obligations of the parties are governed by the express terms and conditions of the spin-off agreement and not by this summary or any other information contained in this information statement. We urge you to read the spin-off agreement carefully and in its entirety, as well as this information statement, before making any decisions regarding your investment in us.

The Spin-Off

Before the date of the spin-off, Housewares Holding Company, a wholly owned subsidiary of NACCO, will distribute all of the outstanding shares of our common stock to NACCO. We will be recapitalized to provide for issuance of our common stock, and NACCO will distribute all of the outstanding shares of our common stock on a pro rata basis to NACCO stockholders. As a consequence of the spin-off, we will no longer be an indirect, wholly owned subsidiary of NACCO. The parties intend for the spin-off to qualify as a tax-free spin-off under Section 355 of the Code.

Until the date of the spin-off, NACCO’s transfer agent will hold the shares of our common stock on behalf of and for the benefit of the holders of NACCO common stock. On the date of the spin-off, the transfer agent will distribute the following by book-entry transfer:

•	in respect of each outstanding share of NACCO Class A common stock held by holders of record of NACCO Class A common stock as of the close of business on the record date for the spin-off, one half of one share of our Class A common stock and one half of one share of our Class B common stock; and

•	in respect of each outstanding share of NACCO Class B common stock held by holders of record of NACCO Class B common stock as of the close of business on the record date for the spin-off, one half of one share of our Class A common stock and one half of one share of our Class B common stock.

No fractional shares of our Class A common stock or our Class B common stock will be distributed in the spin-off. Instead, as soon as practicable after the spin-off, the transfer agent will convert the shares of our Class B common stock into shares of our Class A common stock, aggregate all fractional shares of our Class A common stock into whole shares of our Class A common stock, sell these shares of our Class A common stock in the open market at prevailing market prices and distribute the applicable portion of the aggregate net cash proceeds of these sales to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Cash payments in lieu of fractional shares will be made to the holders in the same account in which the underlying shares are held. If holders physically hold certificates representing their shares of NACCO common stock, a check for the cash that they may be entitled to receive in lieu of fractional shares of our common stock will be mailed to those holders separately. Any holders that receive cash in lieu of fractional shares will not be entitled to any interest on the amounts of those payments.

None of NACCO, HB/PS or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders.

Financing and Special Dividend

On May 31, 2007, HB/PS entered into the term loan agreement and borrowed the amounts necessary to pay the special dividend to Housewares Holding Company in an amount equal to $110 million in cash. We paid the special dividend to Housewares Holding Company on May 31, 2007.

Representations and Covenants

The spin-off agreement contains representations and warranties by NACCO and us relating to:

•	facts and actions relating to the tax treatment of the spin-off;

•	authorization and validity of the spin-off agreement; and

•	negotiation of the transaction agreements on an arms-length basis.

The spin-off agreement also contains covenants relating to, among other things, tax. Particularly, we agree that:

•	we will not take any action or fail to take any action that causes the spin-off to be taxable to NACCO or its stockholders; and

•	through the second anniversary of the spin-off date, we will not enter into any understandings, agreements, arrangements or substantial negotiations that would cause the spin-off to be taxable to NACCO or its stockholders.

Employee Matters

Our employees and former employees are currently provided benefits, and after the spin-off will continue to be provided benefits, under employee benefit plans, programs, policies or arrangements that we sponsor and maintain. Immediately before the date of the spin-off, we will withdraw from and cease our participation in the NACCO Pension Plan, and, as a result, our employees will cease to participate in the pension plan as active participants but will continue to be entitled to receive any benefits that have previously accrued. The benefits will be paid under the terms of the NACCO Pension Plan, as in effect from time to time. Effective as of the date of the spin-off, we will have no liability or obligations, and NACCO will assume and pay for any liabilities or obligations, under or relating to the NACCO Pension Plan and all other nonqualified plans or other employee benefit plans or arrangements sponsored or maintained by NACCO.

Directors and Officers’ Insurance

The spin-off agreement also provides that NACCO will:

•	maintain for a period of six years after the spin-off date the current policies of directors’ and officers’ liability insurance maintained by NACCO for the benefit of our directors and officers; or

•	obtain as of the date of the spin-off a “tail” insurance policy with a claims period of six years from the date of the spin-off, with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to our directors and officers, in each case, with respect to claims arising out of or relating to events which occurred before or on the date of the spin-off;

provided, that in no event will NACCO be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by NACCO for such insurance before the date of the spin-off agreement.

Taxes and Tax Indemnification

The spin-off agreement provides that our taxable period will be treated as ending at the close of business on the date of the spin-off and taxes will be apportioned between the pre-closing and post-closing periods as if the books closed on the date of the spin-off. NACCO will prepare all consolidated, combined and unitary tax returns for pre-closing tax periods in accordance with past practices, and we will prepare all other pre-closing tax returns and all post-closing tax returns for the first two taxable periods beginning after the spin-off date in a manner consistent with NACCO’s past practices unless, only with respect to the first two taxable periods beginning after the spin-off date, NACCO consents to any deviation.

The Amended Tax Sharing Agreement, dated May 14, 1997, will control the apportionment of tax liability between NACCO and us after the spin-off with the exceptions listed below:

•	We must elect to carry forward net operating losses, capital losses or credits unless an affirmative legal requirement requires that such items be carried back. If an item is carried back, we will receive the tax benefit net of any tax detriment to NACCO.

•	We will not amend any income tax return for a pre-closing tax period that included a member of the NACCO group without written consent from NACCO and will reimburse NACCO for any tax detriment resulting from any such amendment.

•	If NACCO amends a tax return that included the Hamilton Beach group, NACCO must reimburse us for any tax benefit received by NACCO that is attributable to the Hamilton Beach group.

•	NACCO will forgive any outstanding advance to us, subject to redetermination upon either an amended tax return or an audit.

•	Through the end of the taxable year in which the spin-off occurs, NACCO and we will continue to make any payments that would have been required under the Tax Sharing Agreement to ensure that all tax liabilities are equitably apportioned.

Under the spin-off agreement, NACCO will indemnify us after the spin-off for:

•	taxes resulting from the spin-off failing to qualify for tax-free treatment (subject to our obligation to indemnify as described below);

•	taxes resulting from intercompany transactions or excess loss accounts triggered by the spin-off;

•	transfer taxes resulting from the spin-off; and

•	liability for taxes of the remainder of the NACCO consolidated group.

Under the spin-off agreement, we will indemnify NACCO after the spin-off for taxes resulting from the spin-off failing to qualify for tax-free treatment, subject to specified exceptions, to the extent arising from:

•	breaches by us of any covenant in the spin-off agreement; or

•	actions by us that cause the spin-off to be taxable.

However, we will not be required to indemnify NACCO for taxes resulting from the spin-off failing to qualify for tax-free treatment because of actions taken or not taken prior to the spin-off to the extent we were directed by NACCO or Housewares Holding Company to take or not take such actions.

Non-Tax Related Indemnification

After the date of the spin-off, NACCO will indemnify and hold us, our subsidiaries and each of our respective officers, directors, employees, agents and representatives harmless from and against, and will promptly defend such parties from and reimburse them for all losses, damages, costs, expenses, liabilities and obligations (including reasonable attorney’s fees) which such parties may directly or indirectly suffer as a result of:

•	the breach by NACCO of any representation in the spin-off agreement;

•	the failure by NACCO to perform any covenant to be performed by it or its subsidiaries under the spin-off agreement in whole or in part after the completion of the spin-off;

•	the conduct of any business of NACCO or its subsidiaries other than our business; and

•	any NACCO pension or other benefit plan obligation.

Under the spin-off agreement, we also agree to indemnify and hold NACCO, its subsidiaries and each of their respective officers, directors, employees, agents and representatives harmless after the spin-off from and against, and will promptly defend such parties from and reimburse them for all losses, damages, costs, expenses, liabilities and obligations (including reasonable attorney’s fees) that such parties may directly or indirectly suffer as a result of:

•	any breach by us of any representation in the spin-off agreement;

•	the failure by us to perform any covenant to be performed by us or our subsidiaries under the spin-off agreement in whole or in part after the completion of the spin-off; and

•	the conduct of any of our businesses.

Conditions

NACCO’s obligations under the spin-off agreement to effect the spin-off are subject to the satisfaction of the following:

•	the receipt by NACCO and Housewares Holding Company of a reliance letter from AlixPartners stating that NACCO, Housewares Holding Company and Hamilton Beach’s lenders may rely on the opinion given to HB/PS and us, given in connection with the consummation of the financing and declaration of the special dividend, from AlixPartners to the effect that the special dividend will not render us or HB/PS insolvent after the spin-off and that HB/PS and we will each have capital surplus prior to and after giving effect to the special dividend;

•	the receipt by NACCO and Housewares Holding Company of an opinion from AlixPartners that NACCO and Housewares Holding Company will each have capital surplus prior to and after giving effect to the spin-off;

•	the receipt by NACCO of a written opinion from Jones Day to the effect that the spin-off will qualify as a tax-free spin-off under Section 355 of the Code; and

•	the receipt by NACCO and Housewares Holding Company of a reliance letter from AlixPartners stating that NACCO and Housewares may rely on the bring-down solvency opinion given to HB/PS and us.

In addition, our obligations under the spin-off agreement to effect the spin-off are subject to the receipt by HB/PS and us of an opinion, given in connection with the consummation of the financing and declaration of the special dividend, from AlixPartners to the effect that the special dividend will not render us or HB/PS insolvent after the spin-off and that HB/PS and we will each have capital surplus prior to and after giving effect to the special dividend.

Termination

The spin-off agreement may be terminated by NACCO, in its sole discretion, prior to the date the NACCO board declares a dividend giving effect to the spin-off.

OTHER AGREEMENTS

In connection with the spin-off, the following agreements will be entered into and will govern various interim and ongoing relationships between NACCO and us after the spin-off:

•	a trademark license agreement; and

•	a transition services agreement.

The material terms of these agreements are summarized below.

Trademark License Agreement

HB/PS will enter into a trademark license agreement with KCI, which NACCO will join in primarily for purposes of causing KCI to comply with its obligations under the agreement. Under the terms of the trademark license agreement, HB/PS will grant to KCI a non-exclusive, non-transferable right and license to use the “Hamilton Beach®” and “Proctor Silex®” marks only on non-electric cookware, non-electric bakeware, non-electric kitchen gadgets, non-electric cutlery and non-electric barbecue accessories in North America in KCI’s current distribution channels, which include sales through KCI’s website(s) and small free-standing Kitchen Collection®, Le Gourmet Chef® and other stores in malls and other locations in exchange for a $5,000 annual royalty. The term of the license is through December 31, 2008, and will automatically renew from year to year after December 31, 2008 unless terminated. The agreement may be terminated by KCI at any time upon 60 days notice. HB/PS may terminate the agreement immediately upon written notice if:

•	KCI breaches the agreement, subject to a 30-day cure period; provided that if KCI breaches the agreement three times in any 36-month period, then HB/PS may terminate the agreement without granting the opportunity to cure;

•	KCI ceases to do business;

•	KCI becomes insolvent or otherwise files for bankruptcy;

•	KCI withholds funds, payment or property from HB/PS;

•	KCI sells any of the licensed products outside the distribution channels;

•	any person other than NACCO or one of its subsidiaries owns or controls equity securities of KCI representing a majority of the voting power of KCI and a change occurs resulting in that person no longer having a majority of the voting power of KCI, unless any successor agrees to be bound by the agreement, except that HB/PS will not have the right to terminate the agreement if a person having a majority of the voting power of KCI makes a pro rata distribution of the equity securities of KCI to its stockholders; or

•	upon 60 days’ notice to KCI and NACCO of conveyance of any of the stock or assets of KCI to specified third parties, including any person who is or becomes a competitor, licensee, customer, accused of infringement, or any affiliate of the foregoing.

Under the trademark license agreement, KCI agrees that it will indemnify HB/PS for any loss arising out of:

•	any breach by KCI of its obligations, representations and warranties under the trademark license agreement;

•	unauthorized use of the licensed marks;

•	alleged damage or injury sustained in connection with the licensed products; and

•	alleged defect, potential safety issue, prohibited act or violation of law, regulation, voluntary or mandatory standard, or guidance with respect to the design, manufacture, workmanship and materials, labeling, warnings and instructions, packaging, marketing, promotion, advertising, distribution or sale of the licensed products.

In addition, the trademark license agreement provides that HB/PS will indemnify KCI for any loss arising out of:

•	any breach by HB/PS of its obligations, representations and warranties under the trademark license agreement; and

•	claims of trademark infringement asserted against KCI by third parties.

Transition Services Agreement

We will enter into a transition services agreement with NACCO and KCI. Under the terms of the transition services agreement, NACCO and KCI will obtain services from us and we will obtain services from NACCO after the spin-off. The services we will obtain include:

•	business consulting services;

•	general accounting support;

•	support in responding to requests from regulatory and compliance agencies;

•	tax compliance and consulting support;

•	internal audit services and internal audit consulting and advisory services;

•	general legal support;

•	employee benefit and human resources legal and consulting support;

•	compensation support;

•	document retention program support; and

•	investor relations support.

The services will be provided for varying periods after the spin-off date, none of which is expected to exceed one year. NACCO and we have the option to extend the initial transition period for a period of up to three months for any service upon 30 days written notice to the other party prior to the initial termination date. We expect to pay NACCO net aggregate fees of up to $1.7 million over the initial term of the transition services agreement.

In addition to the services provided under the transition services agreement, we will receive our expense reporting services and certain insurance under our current contracts with third-party providers through the current terms of the respective contracts. NACCO and its subsidiaries also receive expense reporting services and insurance under the contracts. The contract for expense reporting services expires on April 1, 2010 and our annual expense under the contract is expected to be immaterial. The contract for insurance covers automobile liability, cargo, excess liability, foreign general liability, property and group personal excess liability. The contract provides coverage generally until February 1, 2008. We expect our expense under the contract through February 1, 2008 to be comparable to the expenses we incurred prior to the spin-off.

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF HAMILTON BEACH

Our unaudited pro forma condensed financial data provided in this information statement have been derived from our audited financial statements as of and for the year ended December 31, 2006 and our unaudited financial statements as of and for the three months ended March 31, 2007. The pro forma adjustments and notes to the unaudited pro forma condensed financial information give effect to transactions related to the spin-off, which include the elimination of our U.S. pension obligation under the NACCO Pension Plan, the incurrence of additional debt under our term loan agreement and the payment of a $110 million special dividend to Housewares Holding Company. However, the unaudited pro forma condensed financial data do not include the impact of the payment of the retention bonuses or severance payments that could be paid to the executive officers after the spin-off, the impact of a transition services agreement that we will enter into with NACCO and KCI or the impact of a trademark license agreement that we will enter into with KCI. The transition services agreement provides for certain transition services to be provided for varying periods after the spin-off date, none of which is expected to exceed one year. NACCO and we have the option to extend the initial transition period for a period of up to three months for any service upon 30 days written notice to the other party prior to the initial termination date. We expect to pay NACCO net aggregate fees of up to $1.7 million over the initial term of the transition services agreement. The trademark license agreement will grant to KCI a non-exclusive, non-transferable right and license to use the “Hamilton Beach®” and “Proctor Silex®” marks only on non-electric cookware, non-electric bakeware, non-electric kitchen gadgets, non-electric cutlery and non-electric barbecue accessories in North America in KCI’s current distribution channels, which include sales through KCI’s website(s) and small free-standing Kitchen Collection®, Le Gourmet Chef® and other stores in malls and other locations in exchange for a $5,000 annual royalty. The term of the license is through December 31, 2008 and will automatically renew from year to year after December 31, 2008 unless terminated. The agreement may be terminated by KCI at any time upon 60 days notice. Our unaudited pro forma condensed financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes related to those financial statements included elsewhere in this information statement.

The unaudited pro forma condensed statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 have been prepared as if the transactions related to the spin-off had occurred as of January 1, 2006. The unaudited pro forma condensed balance sheet as of March 31, 2007 has been prepared as if the transactions related to the spin-off occurred on March 31, 2007. The pro forma adjustments are based on the best information available and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the final terms of the spin-off and the related agreements. The unaudited pro forma condensed financial information is for illustrative and informational purposes only and is not intended to represent, or be indicative of, what our results of operations or financial position would have been had the transactions related to the spin-off occurred on the dates indicated. The unaudited pro forma condensed financial information also should not be considered representative of our future results of operations or financial position.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands, except per share data)

		Pro Forma
	Historical	Adjustments		Pro Forma

Net sales	$546,719	$—		$546,719
Cost of sales	432,816	—		432,816

Gross profit	113,903	—		113,903
Selling, general and administrative expenses	71,391	(216	)(a)	71,175

Operating profit	42,512	216		42,728
Other expense
Interest expense, net	4,749	9,160	(d)	13,909
Other, net	2,431	—		2,431

	7,180	9,160		16,340

Income before income taxes	35,332	(8,944)		26,388
Income tax provision	13,088	(3,309	)(g)	9,779

Net income	$22,244	$(5,635)		$16,609

Net income per share — basic and diluted				$2.02
Weighted average shares outstanding — basic(h)				8,234
Weighted average shares outstanding — diluted(h)				8,242

Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(In thousands, except per share data)

		Pro Forma
	Historical	Adjustments		Pro Forma

Net sales	$96,841	$—		$96,841
Cost of sales	79,523	—		79,523

Gross profit	17,318	—		17,318
Selling, general and administrative expenses	16,623	10	(a)	16,633

Operating profit	695	(10)		685
Other expense
Interest expense, net	830	2,358	(d)	3,188
Other, net	99			99

	929	2,358		3,287

Loss before income taxes	(234)	(2,368)		(2,602)
Loss tax provision	(90)	(876	)(g)	(966)

Net loss	$(144)	$(1,492)		$(1,636)

Net loss per share — basic and diluted				$(0.20)
Weighted average shares outstanding — basic and diluted(h)				8,252

Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS OF MARCH 31, 2007
(In thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Current assets
Cash and cash equivalents	$1,138	$—		$1,138
Accounts receivable, net	56,240	—		56,240
Accounts receivable from related parties	183	—		183
Inventories	82,825	—		82,825
Prepaid expenses and other	14,954	—		14,954

Total current assets	155,340	—		155,340
Property, Plant and Equipment, net	11,645	—		11,645
Goodwill	80,748	—		80,748
		(3,416	)(b)
Other non-current assets	18,077	2,500	(e)	17,161

Total assets	$265,810	$(916)		$264,894

Current liabilities
Accounts payable	$45,360	$—		$45,360
Accounts payable to related parties	1,614	—		1,614
Current portion of long-term debt	7,947	—		7,947
Other current liabilities	22,811	—		22,811

Total current liabilities	77,732	—		77,732
Long-term debt	48,300	112,500	(d)	160,800
Other liabilities	31,485	(3,752	)(a)	27,733
		(110,000	)(f)
Stockholder’s equity (deficit)	108,293	336	(c)	(1,371)

Total liabilities and stockholder’s equity	$265,810	$(916)		$264,894

Please read in conjunction with accompanying notes to the Unaudited Pro Forma Condensed Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

(a)	Represents the elimination of a portion of our net periodic pension expense and obligation of our qualified U.S. pension obligation under the NACCO Pension Plan. In conjunction with the spin-off, NACCO will assume all of our qualified U.S. pension obligations.

(b)	Represents the effect on deferred tax assets from the elimination of our U.S. pension obligations.

(c)	Represents the effect on stockholder’s equity, net of income tax effects, from the elimination of our qualified U.S. pension obligations.

(d)	Represents an increase in interest expense and additional debt incurred for the payment of a $110 million special dividend to Housewares Holding Company and estimated debt issuance costs. For the calculation of interest expense, we assumed a weighted average interest rate of approximately 7.4% based on the anticipated terms of the revised debt agreement. A 1/8 percentage point change in the assumed interest rate of the variable rate debt would result in an adjustment of interest expense of $0.2 million per year before income tax effects.

(e)	Represents an adjustment to reflect estimated debt issuance costs due to the incurrence of additional debt under our term loan agreement and the amendment of our credit facility.

(f)	Represents a $110 million special dividend to Housewares Holding Company.

(g)	Represents the income tax effect of pro forma adjustments at our effective income tax rate of 37%.

(h)	NACCO will distribute one half of one share of our Class A common stock and one half of one share of our Class B common stock for each share of NACCO Class A common stock and each share of NACCO Class B common stock outstanding as of the record date.

DESCRIPTION OF CAPITAL STOCK OF HAMILTON BEACH AFTER THE SPIN-OFF

The following description of the material terms of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective before the spin-off. The following description does not purport to be complete and is qualified by reference to the applicable provisions of the DGCL and to the form of our amended and restated certificate of incorporation and form of our amended and restated bylaws, which are attached as Annex B and Annex C, respectively, to this information statement and incorporated by reference into this information statement.

At the time of the spin-off, our authorized capital stock will consist of 140 million shares of common stock (comprised of 120 million shares of our Class A common stock and 20 million shares of our Class B common stock), par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. After the consummation of the spin-off, it is anticipated that approximately eight million shares of common stock will be outstanding (comprised of approximately four million shares of our Class A common stock and approximately four million shares of our Class B common stock), and no shares of preferred stock will be outstanding.

Common Stock

Voting Rights.  Subject to the rights of the holders of any series of preferred stock, each share of our Class A common stock will entitle the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B common stock will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions.  Subject to the rights of the holders of any series of preferred stock, each share of our Class A common stock and our Class B common stock will be equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, which occur after the date of the spin-off, only our Class A common stock will be distributed with respect to our Class A common stock and only our Class B common stock will be distributed with respect to our Class B common stock. In the case of any consolidation, merger or sale of all or substantially all of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A common stock and our Class B common stock will be entitled to receive an equal amount of consideration for each share of our Class A common stock or our Class B common stock held by such holder.

Restrictions on Transfer of Class B Common Stock; Convertibility of Hamilton Beach Class B Common Stock into Hamilton Beach Class A Common Stock. As more fully described below, our Class B common stock generally will not be transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder and of such holder’s spouse, and spouses of such relatives, certain trusts established for their benefit, certain corporations and partnerships owned by them and certain charitable organizations.

Our Class B common stock will, however, be convertible at all times, and without cost to the stockholder, into our Class A common stock on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B common stock may convert those shares into an equal number of shares of our Class A common stock and sell the shares of our Class A common stock in the public market. A stockholder who does not wish to complete the conversion process before a sale may effect a sale of our Class A common stock into which such stockholder’s shares of our Class B common stock is convertible and simply deliver the certificate or certificates for such shares of our Class B common stock to a broker, properly endorsed, in contemplation of the sale. The broker will then present a certificate or certificates representing shares of our Class B common stock to our transfer agent who will issue to the purchaser a certificate for the number of shares of our Class A common stock sold in settlement of the transaction. If the stockholder sells fewer than all of the shares of our Class A common stock into which such shares of our Class B common stock could be converted, the transfer agent will return to such stockholder a certificate for our Class B common stock representing the balance of such shares unless the stockholder specifies that the transfer agent should return a certificate for shares of our Class A common stock.

Shares of our Class B common stock received in a stockholder’s own name will not be transferable into a “nominee” or “street” name.

Other than pursuant to conversions into our Class A common stock as described above, a holder of shares of our Class B common stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) ONLY to a permitted transferee, which term is defined generally as follows:

(1)	any of the lineal descendants of a great grandparent of such holder of our Class B common stock or of such holder’s spouse, including children adopted before age 18; any spouse (including a widow or widower) of such lineal descendants; or any lineal descendant of any such spouses (such persons, including such holder of our Class B common stock, are hereinafter referred to as such Class B stockholder’s family members);

(2)	a trust for the benefit of such Class B stockholder’s family members and certain charitable organizations;

(3)	certain charitable organizations established by such Class B stockholder’s family members; and

(4)	a corporation whose stockholders, or a partnership whose partners, are made up exclusively of such Class B stockholder’s family members or any trust described in (2) above, but if any share of capital stock of such corporation or its successor or if any partnership interest in such partnership (or any survivor of a merger or consolidation of such a partnership) is acquired by any person who is not within such class of persons, all shares of our Class B common stock then held by such corporation or partnership, as the case may be, will be converted automatically into shares of our Class A common stock.

In the case of a corporation, shares of our Class B common stock also may be transferred to a successor by merger or consolidation, provided that each stockholder of each other corporation which is a party to such merger or consolidation is, at the time of such transaction, a stockholder of such corporation or a permitted transferee of at least one stockholder of such corporation. Shares held by trusts that are irrevocable on the record date for the spin-off may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust. Shares held by all other trusts may be transferred to the person who established such trust and such person’s permitted transferees. Shares held by certain charitable organizations may be transferred to the person who transferred such shares to the charitable organization and to such person’s permitted transferees.

The restrictions on the transferability of the our Class B common stock are set forth in full in Section 3 of Article IV of the form of our amended and restated certificate of incorporation attached as Annex B to this information statement. Stockholders are urged to read Annex B carefully. Each certificate representing shares of our Class B common stock will bear a legend indicating that the shares of our Class B common stock are subject to restrictions on the transfer and registration of transfer thereof.

Any purported transfer of shares of our Class B common stock not permitted under our amended and restated certificate of incorporation will be void and of no effect and the purported transferee will have no rights as our stockholder and no other rights against or with respect to us. We may, as a condition to the transfer or registration of transfer of shares of our Class B common stock to a permitted transferee, require the furnishing of such affidavits or other proof as we deem necessary to establish that such transferee is a permitted transferee.

We will not issue any additional shares of our Class B common stock after the date of the spin-off without an affirmative vote of the holders of a majority of our outstanding voting stock, except in connection with stock splits and stock dividends. All shares of our Class B common stock received by us upon stockholders’ conversion thereof into our Class A common stock or otherwise acquired by us will be retired and not reissued.

Other Provisions.  Neither our Class A common stock nor our Class B common stock will carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock.

Listing.  We have applied to list our Class A common stock on the NYSE under the symbol “HAB.”

Transfer Agent and Registrar.  It is anticipated that National City Bank will be the transfer agent and registrar for our common stock.

Preferred Stock

Our board is authorized to issue one or more series of up to 10 million shares of preferred stock. With respect to each series of the preferred stock, our board has the authority, consistent with our amended and restated certificate of incorporation, to determine the following terms:

•	the number of shares within the series;

•	the designation of the series;

•	whether the shares have voting powers;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	whether the shares are entitled to receive dividends, and if so, the dividend rate of the series, the dates of payment of dividends and the dates from which dividends are cumulative, if applicable;

•	any rights if we dissolve or liquidate;

•	whether the shares are convertible into, or exchangeable for, any of our other stock, the price or rate of conversion or exchange and the applicable terms and conditions;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions.

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.

These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our board. We believe that, as a general rule, the interests of our stockholders would be best served if any change in control results from negotiations with the board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A common stock, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the DGCL. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws attached to this information statement as Annex B and Annex C, respectively, and the DGCL.

Classified Board of Directors; No Cumulative Voting

Article V of the form of our amended and restated certificate of incorporation provides for a classified board of directors and no cumulative voting in the election of directors. Such provisions may discourage purchases of a significant minority position because they tend to delay and render more difficult a purchaser’s ability to obtain control of the board. In addition, subject to the rights of the holders of any series of preferred stock, Article V provides that our directors may be removed only for cause. Any action for the removal for cause of a director must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class.

Restrictions on Certain Transactions with Interested Persons

We are subject to Section 203 of the DGCL, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the transaction is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, after excluding shares controlled by the interested stockholder.

An “interested stockholder” is any person that (1) is the owner of 15% or more of our outstanding voting stock, or (2) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. Examples of transactions regulated by Section 203 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Special Vote Required for Certain Amendments to Organizational Documents

Certain provisions of the form of our amended and restated certificate of incorporation, such as those set forth in Article V, VI and VII, may not be amended or repealed except by the affirmative vote of the holders of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. Such 80% vote is also required to adopt any provisions inconsistent with any of the provisions of Article I, Sections 1 (time and place of meetings of stockholders), 3 (special meetings of stockholders) and 8 (order of business at meetings of stockholders), Article II, Sections 1 (number and term of office of directors), 2 (vacancies and new directorships) and 3 (nominations and election of directors) and Article VII (amendments to bylaws) of our amended and restated bylaws.

Other Provisions

Certain other provisions of the form of our amended and restated certificate of incorporation and our amended and restated bylaws may also tend to discourage attempts to acquire control of us. These include advance notice requirements for director nominations and stockholder proposals and provisions that prohibit stockholder action being effected by written consent.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our amended and restated certificate of incorporation provides in Article IX that we will indemnify, to the fullest extent permitted by the DGCL, any person who serves or served as our director, officer or employee who is involved in a proceeding because such person:

•	is or was our director or officer or an administrator or fiduciary for any of our employee benefit plans; or

•	serves or served at our request as a director, officer, employee or agent, or as an administrator or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.

This indemnification includes the right to have us pay the expenses incurred in defending such a proceeding before final disposition.

Article VIII of our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or our stockholders concerning any acts or omissions in the performance of the director’s duties.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those set forth in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145; that expenses (including attorney’s fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

We expect to purchase directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies will insure (1) our directors and officers against certain losses resulting from claims against them in their capacities as directors and officers, or as an administrator or fiduciary of any of our employee benefit plans, to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Delaware.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, we were not required to file reports with the SEC. This information statement and all future materials we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or on its Internet website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We have filed a registration statement on Form 10 to register with the SEC the shares of our Class A common stock and our Class B common stock to be distributed in the spin-off. This document constitutes a part of that registration statement, together with all amendments, supplements, schedules and exhibits to the registration statement and constitutes an information statement of NACCO for the stockholders of NACCO.

This information statement does not contain all of the information in the registration statement. Each statement contained in this information statement as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved. The registration statement can be examined at the SEC’s Public Reference Room or on its Internet website at http://www.sec.gov.

HB-PS Holding Company, Inc. and Subsidiaries

Consolidated Financial Statements and Schedule

Years ended December 31, 2006, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
HB-PS Holding Company, Inc.

We have audited the accompanying consolidated balance sheets of HB-PS Holding Company, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the table of contents as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HB-PS Holding Company, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As explained in Note 2 to the consolidated financial statements, at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

/s/ Ernst & Young LLP

Richmond, Virginia
February 23, 2007

HB-PS Holding Company, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2006	2005
	(Amounts in thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$3,412	$2,478
Accounts receivable, net of allowances of $8,420 in 2006 and $10,269 in 2005	87,044	80,146
Accounts receivable from related parties	631	551
Inventories	84,460	76,486
Deferred income taxes	6,153	5,144
Assets held for sale	58	11,015
Prepaid expenses and other	7,132	9,753

Total current assets	188,890	185,573
Property, plant and equipment, net	11,944	13,432
Goodwill	80,748	80,748
Deferred income taxes	16,675	12,813
Other non-current assets	1,082	8,069

Total assets	$299,339	$300,635

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$56,858	$49,213
Accounts payable to related parties	9,592	4,475
Current portion of long-term debt	12,008	11,985
Accrued cooperative advertising	9,355	9,912
Accrued payroll and employee benefits	9,267	8,937
Other current liabilities	14,317	15,630

Total current liabilities	111,397	100,152
Long-term debt:
Revolving credit agreement	30,000	42,010
Capital leases	242	249

Total long-term debt	30,242	42,259
Other liabilities	27,528	26,412
Stockholder’s equity:
Common stock, 10,000 shares authorized, issued and outstanding at $0.01 per share	—	—
Capital in excess of par value	117,999	135,786
Retained earnings	19,719	2,688
Accumulated other comprehensive loss:
Pension and post-retirement plan adjustment	(6,804)	(5,178)
Foreign currency translation adjustment	(504)	(447)
Deferred loss on cash flow hedging	(238)	(1,037)

Total stockholder’s equity	130,172	131,812

Total liabilities and stockholder’s equity	$299,339	$300,635

See accompanying notes.

HB-PS Holding Company, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	Year Ended December 31
	2006	2005	2004
	(Amounts in thousands)

Net sales	$546,719	$527,668	$507,244
Cost of sales	432,816	420,763	405,003

Gross profit	113,903	106,905	102,241
Selling, general and administrative expenses	69,845	65,936	65,068
Restructuring charges	1,546	3,905	8,953

Operating profit	42,512	37,064	28,220
Other expense:
Interest expense, net	4,749	5,247	6,060
Foreign currency (gains) losses	1,855	(64)	221
Unsuccessful merger — related costs	694	—	—
Other, net	(118)	(344)	(198)

Total other expense	7,180	4,839	6,083

Income before income taxes	35,332	32,225	22,137
Income tax provision	13,088	11,933	6,889

Net income	22,244	20,292	15,248
Other comprehensive income (loss):
Foreign currency translation adjustment	(57)	257	662
Pension and post-retirement plan adjustment, net of $392 tax expense in 2006, $128 tax benefit in 2005 and $735 tax benefit in 2004	608	(199)	(1,149)
Reclassification of hedging activities into earnings, net of tax expense of $419, $855 and $1,509 in 2006, 2005 and 2004, respectively	655	1,337	2,362
Current period cash flow hedging activity, net of $92 tax expense in 2006, $316 tax expense in 2005 and $251 tax benefit in 2004	144	494	(392)

Total other comprehensive income	1,350	1,889	1,483

Comprehensive income	$23,594	$22,181	$16,731

See accompanying notes.

HB-PS Holding Company, Inc. and Subsidiaries

Consolidated Statements of Stockholder’s Equity

	Year Ended December 31
	2006	2005	2004
	(Amounts in thousands)

Common stock	$—	$—	$—
Capital in excess of par value:
Beginning balance	135,786	135,786	155,609
Dividends paid	(17,787)	—	(19,823)

	117,999	135,786	135,786
Retained earnings:
Beginning balance	2,688	9,896	5,825
Net income	22,244	20,292	15,248
Dividends paid	(5,213)	(27,500)	(11,177)

	19,719	2,688	9,896
Accumulated other comprehensive income (loss):
Beginning balance	(6,662)	(8,551)	(10,034)
Foreign currency translation adjustment	(57)	257	662
Pension and post-retirement plan adjustment	608	(199)	(1,149)
Adjustment to initially apply SFAS No. 158	(2,234)	—	—
Reclassification of hedging activity into earnings	655	1,337	2,362
Current period cash flow hedging activity	144	494	(392)

	(7,546)	(6,662)	(8,551)

Total stockholder’s equity	$130,172	$131,812	$137,131

See accompanying notes.

HB-PS Holding Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31
	2006	2005	2004
	(Amounts in thousands)

Operating activities
Net income	$22,244	$20,292	$15,248
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,478	6,130	7,470
Amortization of deferred financing fees	193	322	737
Loss on sale of property, plant and equipment	248	572	600
Deferred lease costs	459	540	—
Deferred income taxes	(4,290)	(3,105)	1,747
Restructuring charges	1,546	3,905	8,953
Change in non-current assets and liabilities	6,140	4,251	1,473
Working capital changes:
Accounts receivable, net	(6,898)	5,736	(13,690)
Inventories	(7,974)	(4,454)	(3,369)
Other current assets	2,610	(446)	(1,949)
Accounts payable	7,645	1,907	7,130
Accounts payable to/receivable from related parties	5,037	(222)	(3,017)
Other current liabilities	(3,707)	(3,709)	(3,627)

Net cash provided by operating activities	28,731	31,719	17,706
Investing activities
Expenditures for property, plant and equipment	(4,243)	(4,360)	(5,949)
Proceeds from the sale of property, plant and equipment	11,455	572	472

Net cash provided by (used for) investing activities	7,212	(3,788)	(5,477)
Financing activities
Net (deductions) additions to revolving credit agreements	(11,993)	1,008	18,193
Cash dividends paid	(23,000)	(27,500)	(31,000)
Financing fees paid	(8)	(181)	(397)

Net cash used for financing activities	(35,001)	(26,673)	(13,204)
Effect of exchange rate changes on cash	(8)	88	(1)

Net increase (decrease) in cash and cash equivalents	934	1,346	(976)
Cash and cash equivalents, beginning of year	2,478	1,132	2,108

Cash and cash equivalents, end of year	$3,412	$2,478	$1,132

See accompanying notes.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(Dollars in thousands)

1.	Principles of Consolidation and Nature of Operations

HB-PS Holding Company, Inc. and its wholly owned subsidiaries (the Company) were formed on October 11, 1990, upon the merger of Hamilton Beach, Inc. and Proctor-Silex, Inc. The Company is a wholly owned subsidiary of Housewares Holding Company (Housewares), which is a wholly owned subsidiary of NACCO Industries, Inc. (NACCO). The Company designs, markets and distributes small electric household appliances, as well as commercial products for restaurants, bars and hotels, primarily to retailers and distributors in North America. The accompanying consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

2.	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments purchased with original maturities of three months or less.

Accounts Receivable, Net of Allowances

The Company maintains allowances for doubtful accounts and product returns. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. See also the Company’s revenue recognition policy regarding allowances for product returns.

Revenue Recognition

The Company recognizes revenue when product is shipped and title is transferred to the customer. Products generally are not sold with the right of return. However, based on the Company’s historical experience, a portion of products sold are estimated to be returned for reasons such as buyer remorse, product failure and excess inventory stocked by customers, which subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues and a corresponding allowance against accounts receivable at the time of the sale based upon this historical experience and the limited right of return provided to customers. The Company records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for substantially all inventories accounted for in the United States and under the first-in, first-out (FIFO) method for all other inventories. Reserves are maintained for estimated obsolescence or excess

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment, Net

Property, plant and equipment is recorded at cost. Property, plant and equipment is depreciated on a straight-line basis over estimated useful lives of 40 years for buildings and improvements and 3 to 7 years for machinery and equipment. Assets recorded under capital leases and leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms on a straight-line basis. Tooling for certain sourced products is amortized using the units-of-production method.

Long-Lived Assets

The Company periodically evaluates long-lived assets for impairment when changes in circumstances or the occurrence of certain events indicate the carrying amount of an asset may not be recoverable. Upon identification of indicators of impairment, the Company evaluates the carrying value of the asset by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the assets net carrying value. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount that the carrying value of the long-lived assets exceeds its fair value.

Goodwill

The Company evaluates the carrying value of goodwill for impairment annually on May 1 and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. The Company estimates the fair value of the reporting unit using a model developed by the Company which incorporates estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management judgment regarding the applicable discount rates to discount those estimated cash flows. The results of the testing indicated goodwill was not impaired.

Product Development Costs

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $7,357, $6,941 and $7,154 in 2006, 2005 and 2004, respectively.

Advertising Costs

Advertising costs, except for direct response advertising, are expensed as incurred. Total advertising expense was $13,140, $13,715 and $13,917 in 2006, 2005 and 2004, respectively. Included in these advertising costs are amounts related to cooperative advertising programs that are recorded as a reduction of sales in the Consolidated Statements of Operations and Comprehensive Income as related revenues are recognized, as required by Emerging Issues Task Force (EITF) No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Direct response advertising, which consists primarily of costs to produce infomercials for Company products, is capitalized and amortized over the expected period of future benefits. No assets related to direct response advertising were capitalized at December 31, 2006 or 2005.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Translation

Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at the fiscal year-end exchange rates, while income and expense items are translated using the average monthly exchange rates prevailing during the year. The related translation adjustments associated with the Company’s Canadian subsidiary are reported as a separate component of stockholder’s equity in the accompanying consolidated financial statements. The U.S. dollar is considered the functional currency for the Company’s Mexican operations and, therefore, the effect of translating assets and liabilities from the Mexican peso to the U.S. dollar is recorded as foreign currency (gains) losses in the Consolidated Statements of Operations and Comprehensive Income.

Self-insurance Liabilities

The Company is insured for worker’s compensation and self-insured for product liability, medical and environmental claims. The Company is liable for self-insured medical and product liability claims for up to $150 and $750 per claim, respectively, and amounts above those levels are covered by a stop-loss insurance policy. There is no specific stop-loss insurance coverage for environmental claims. Estimated provisions for claims reported and for claims incurred but not yet reported under the self-insurance programs are recorded and revised periodically based on industry trends, historical experience and management’s judgment. Changes in assumptions for such matters as legal judgments and settlements, inflation rates, medical costs and actual experience could cause estimates to change in the near term.

Warranty Liability

The Company provides a standard warranty to consumers for all of its products. The specific terms and conditions of those warranties vary depending upon the product brand. In general, if a product is returned under warranty, a refund is provided to the consumer by the Company’s customer, the retailer. Generally, the retailer returns those products to the Company for a credit. The Company estimates the costs that may be incurred under its warranty programs, and records a liability for such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims and the cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s warranty liability during the year are as follows:

	2006	2005

Balance at beginning of year	$4,696	$3,040
Warranties issued	6,777	8,867
Settlements made	(7,472)	(7,211)

Balance at December 31	$4,001	$4,696

Financial Instruments and Derivative Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreement, interest rate swap agreements and foreign currency forward exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivatives on the Consolidated Balance Sheets as other assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company uses foreign currency forward exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. These contracts hedge primarily firm commitments and, to a lesser degree, forecasted transactions relating to cash flows associated with sales and purchases denominated in currencies other than the Company’s functional currency. Generally, gains and losses from changes in the market value of these contracts are recognized in foreign currency (gains) losses in the Consolidated Statements of Operations and Comprehensive Income.

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements which are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company’s interest rate swap agreements and its variable rate financings are predominately based upon three-month LIBOR (London Interbank Offered Rate).

Amounts to be paid or received under the interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreement as an adjustment to interest expense.

Foreign currency forward exchange contracts and interest rate swap agreements held by the Company have been designated as hedges of forecasted cash flows. The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges as defined in Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

Recently Issued Accounting Standards

Accounting Standards Adopted in 2006

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs.  SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board (APB) Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income in the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — a amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. The pronouncement also requires entities to recognize the actuarial gains and losses and the prior service costs

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

and credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income and measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position. The pronouncement also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company expects to change the measurement date of its postretirement benefit plans to the date of its statement of financial position as of December 31, 2008. See Note 10 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In March 2005, the FASB issued Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, which clarifies that the term, conditional asset retirement obligation, as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN No. 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the Company’s financial position or results of operations.

Accounting Standards Not Yet Adopted

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s Financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect the adoption of SFAS No. 157 will have on its financial position, results of operations and related disclosures.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect the adoption of SFAS No. 159 will have on its financial position, results of operations and related disclosures.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The pronouncement prescribes a recognition threshold and measurement attributable to financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain taxes. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and the Company will adopt FIN No. 48 on January 1, 2007 as an adjustment to the beginning balance of retained earnings. The Company is currently evaluating the effect the adoption of FIN No. 48 will have on its financial position, results of operations and related disclosures.

3.	Restructuring

Restructuring plans are accounted for according to SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.

The changes to the Company’s restructuring plans are as follows:

2006 Restructuring Plan

During 2006, the Company’s management approved a plan for the Saltillo, Mexico facility to exit the remaining production of blenders and coffeemakers for the Mexican and Latin American markets and source these products from third party manufacturers. As such, the Company recognized a charge of $1,485 in 2006, of which $1,452 is classified in the Consolidated Statement of Operations and Comprehensive Income on the line “Restructuring charges” and $33, related to the write-down of excess inventory, is included in “Cost of sales.” Included in the $1,452 is $1,067 related to severance, $245 related to lease termination costs for machinery and equipment no longer in use and $140 related to a non-cash impairment charge for equipment and tooling. Payments related to this restructuring plan will continue through mid-2007.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In addition to the restructuring charges recorded during 2006, the Company anticipates that it will incur subsequent charges, which were not eligible for accrual, totaling approximately $1,050. These additional charges are related to severance payments, lease impairment and lease termination costs for molding machines.

2005 Restructuring Plan

During 2005, the Company’s management approved a plan for the Saltillo, Mexico facility to phase out its production of blenders for the U.S. and Canadian markets and going forward only produce blenders for the Mexican and Latin America markets. Blenders for the U.S. and Canadian markets will be sourced from third party Chinese manufacturers. As such, the Company recognized a charge of approximately $3,713 in 2005, of which $3,518 is classified in the Consolidated Statement of Operations and Comprehensive Income on the line “Restructuring charges” and $195, related to the write-down of excess inventory, is included in “Cost of sales.” Included in the $3,518 is $2,311 related to severance, $968 related to lease termination costs for machinery and equipment no longer in use and $82 related to other costs. Severance payments of $252 to 97 employees were made during 2005. Also included in the restructuring charge is a $157 non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. During 2006, the Company recognized a charge of $231 for other costs related to the restructuring and also made payments of $231 for other costs. In addition, severance payments of $1,692 were made to 363 employees and lease payments of $895 were made during 2006. Payments related to this restructuring plan are expected to continue through 2007.

2004 Restructuring Plan

During 2004, the Board of Directors approved management’s plan to restructure the Company’s manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into its Saltillo, Mexico facility. In addition, the Company closed its El Paso, Texas distribution center and consolidated these activities into its Memphis, Tennessee distribution center. The Company reduced activities at its North American manufacturing plants through the end of 2005 as a result of increased sourcing of products from China. These actions were designed to reduce the Company’s manufacturing inefficiencies attributable to excess capacity to minimal levels in 2005. As such, the Company recognized a charge of approximately $9,359 in 2004, of which $8,953 was classified in the Condensed Consolidated Statement of Operations on the line restructuring charges and $406, related to the write-down of excess inventory, was included in cost of sales. Included in the $8,953 is $3,627 related to lease termination costs for closed facilities and machinery and equipment no longer in use and $2,257 related to severance to be paid to approximately 240 manufacturing employees. Also included in the restructuring charge is a $2,994 non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. The post-employment medical accrual of $75 is included in the table below under Other. Lease payments of $3,253 and severance payments of $1,039 to 144 employees were made during 2004. During 2005, additional expenses of $345 for lease impairment and $42 for severance were incurred. Lease payments of $696 and severance payments of $443 to 66 employees were made during 2005. Payments for post-employment medical expenses of $49 were made during 2005 and are included under Other in the table below. During 2006, the Company reversed a charge of $137 for severance cost related to the restructuring as a result of a reduction in the estimate of employees eligible to receive severance payments. In addition, lease payments of $23 and severance payments of $25 were made in 2006. Payments related to this restructuring plan are expected to be made through 2007.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Following is the detail of the incurred and expected cash and non-cash charges related to these restructuring programs:

					Amounts
	Total Charges	Amounts	Amounts	Amounts	Expected to
	Expected to be	Incurred in	Incurred in	Incurred in	be Incurred
	Incurred, Net	2004	2005	2006	in 2007

Cash charges
Severance	$5,592	$2,257	$2,353	$930	$52
Lease Impairment	6,183	3,627	1,313	245	998
Other	388	75	82	231	—

	12,163	5,959	3,748	1,406	1,050
Non-cash charges
Asset impairment	3,291	2,994	157	140	—
Excess inventory	634	406	195	33	—

	3,925	3,400	352	173	—

Total charges	$16,088	$9,359	$4,100	$1,579	$1,050

Following is a rollforward of the restructuring liability:

		Lease
	Severance	Impairment	Other	Total

Balance at January 1, 2004	$—	$—	$—	$—
Provision	2,257	4,207	75	6,539
Reversal	—	(580)	—	(580)
Payments	(1,039)	(3,253)	(26)	(4,318)

Balance at December 31, 2004	1,218	374	49	1,641
Provision	2,353	1,313	82	3,748
Payments	(695)	(696)	(131)	(1,522)

Balance at December 31, 2005	2,876	991	—	3,867
Provision	930	245	231	1,406
Payments	(1,717)	(918)	(231)	(2,866)

Balance at December 31, 2006	$2,089	$318	$—	$2,407

4.	Inventories

Inventories consist of the following:

	December 31
	2006	2005

Finished goods	$77,391	$67,853
Raw materials and work in process	3,603	4,073
LIFO reserve	3,466	4,560

	$84,460	$76,486

Inventories stated under the LIFO method represented 82 percent of total inventories at December 31, 2006 and 2005. LIFO inventory value exceeds its FIFO value primarily due to price deflation.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Property, Plant and Equipment, Net

Property, plant and equipment (including assets held under capital leases) consist of the following:

	December 31
	2006	2005

Land and improvements	$226	$226
Building and improvements	12,599	12,370
Machinery and equipment	46,173	44,909
Construction in process	1,275	2,199

	60,273	59,704
Less accumulated depreciation and amortization	48,329	46,272

Property, plant and equipment, net	$11,944	$13,432

Total depreciation and amortization expense on property, plant and equipment was $5,478, $6,130 and $7,342 for the years ended December 31, 2006, 2005 and 2004, respectively.

During 2005, the Company entered into a plan to sell its manufacturing facility in Saltillo, Mexico. In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, the carrying value of the building was adjusted to its fair value less costs to sell and classified as “Assets held for sale” in the Consolidated Balance Sheets. An impairment charge of $404 was recognized and is included in “Selling, general and administrative expenses” in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2005. The Saltillo facility was sold for $11,450 in 2006.

6.	Revolving Credit Agreements

The Company’s financing is provided by a $115,000 senior secured, floating-rate revolving credit facility (the Facility), which expires in July 2011. The Facility was amended during 2006 to extend the expiration date to July 2011, allow for the disposition of the Company’s property located in Saltillo, Mexico, allow the Company to distribute the cash proceeds on the sale of its property in Saltillo, Mexico to NACCO and increase the limit on distributions to NACCO for operating and overhead expenses from $2,000 to $2,500. The Facility is governed by a borrowing base derived from advance rates against the inventory and accounts receivable and certain trademarks of the Company, as defined in the Facility. Adjustments to reserves, including derivative reserves, will change the borrowing base. A portion of the availability can be denominated in Canadian dollars to provide funding to the Company’s Canadian subsidiary. Borrowings bear interest at a floating rate, which can be either a base rate, LIBOR or bankers acceptance rate, as defined in the Facility, plus an applicable margin. The applicable margin, effective December 31, 2006, for base rate loans and LIBOR loans denominated in U.S. dollars was 0.00% and 1.00%, respectively. The applicable margin, effective December 31, 2006, for base rate and bankers’ acceptance loans denominated in Canadian dollars was 0.50% and 1.00%, respectively. The Facility also requires a payment of a fee of 0.20% per annum on the unused commitment. The margins and unused commitment fee are subject to quarterly adjustment based on a leverage ratio. The Facility is secured by substantially all of the Company’s assets.

At December 31, 2006 and 2005, the borrowing base under the Facility was $106,903 and $93,174, respectively, which had been reduced for reserves and the excess availability requirement, as defined in the agreement. At December 31, 2006 and 2005, borrowings under the Facility totaled $42,001 and $53,988, respectively. Therefore, at December 31, 2006 and 2005, the remaining availability under the Facility was $64,902 and $39,186, respectively.

The Facility includes restrictive covenants that, among other things, set limitations on additional indebtedness, investments, asset sales, capital expenditures and payment of dividends to NACCO, with some

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

restrictions. The Facility also requires the Company to meet certain financial tests including, but not limited to, maximum leverage and minimum fixed charge ratio tests. At December 31, 2006, the Company was in compliance with all financial covenants in the Facility.

During 2006 and 2005, total average borrowings outstanding under all debt and credit agreements were $57,521 and $54,020, respectively. At December 31, 2006 and 2005, the weighted average interest rate on all borrowings outstanding, including interest rate swaps, was 7.90% and 8.30%, respectively. Excluding interest rate swaps, the weighted average interest rate on all borrowings outstanding at December 31, 2006 and 2005 was 6.45% and 5.28%, respectively. In addition, at December 31, 2006 and 2005, outstanding obligations under letters of credit were $200 and $402, respectively.

The Company incurred fees of approximately $8, $181 and $397 in 2006, 2005 and 2004, respectively, related to amending the Facility. These fees were deferred and are being amortized as interest expense in the Consolidated Statement of Operations and Comprehensive Income over the term of the Facility.

7.	Financial Instruments and Derivative Financial Instruments

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair values of revolving credit agreements were determined using current rates offered for similar obligations and approximated carrying values at December 31, 2006 and 2005. The fair value of interest rate swap agreements and foreign currency forward exchange contracts are based on third party quotes. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable and derivatives.

The Company maintains significant accounts receivable balances with several large retail customers. The Company’s five largest customers accounted for 57.2%, 57.6% and 58.8% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively, and 55.5% and 55.6% of net accounts receivable at December 31, 2006 and 2005, respectively. To reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers, but does not generally require advance payments or collateral.

To reduce the credit risk associated with derivatives, the Company enters into derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution.

Interest Rate Derivatives

At December 31, 2006, the notional amount of interest rate swap agreements expiring on various dates from April 2007 through April 2008 was $55,000 with the average variable rate received and the average fixed rate paid during 2006 being 5.12% and 6.56%, respectively. In addition, the Company entered into a $25,000 interest swap agreement starting in April 2008 and maturing in April 2011 with a fixed rate of 5.11%. The mark-to-market effect of these interest rate swap agreements is included in the Consolidated Balance Sheets. The fair value of the Company’s interest rate swap agreements, based on quotes obtained from the Company’s counterparties, was a net payable of $835 and $2,058 at December 31, 2006 and 2005, respectively.

During 2006, 2005 and 2004, as a result of an increase in the forecasted amount of anticipated future interest payments due to an increase in expected funding requirements, $185, $403 and $210, respectively, were recognized in the Consolidated Statements of Operations and Comprehensive Income on the line “Other, net” as a result of a reversal of hedge ineffectiveness previously recorded. The remaining interest rate swap agreements that were held by the Company on December 31, 2006 are expected to continue to be effective as hedges.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

With the exception of the ineffective portion of certain interest rate swap agreements, the mark-to-market effect of the interest rate swap agreements has been included in Other Comprehensive Income (OCI). Based upon market valuations at December 31, 2006, approximately $204 of the net deferred loss in OCI is expected to be reclassified into the Consolidated Statements of Operations and Comprehensive Income over the next 12 months, as cash flow payments are made in accordance with the interest rate swap agreements.

Foreign Currency Derivatives

The Company enters into foreign currency forward exchange contracts for purposes of hedging its exposure to foreign currency exchange rate fluctuations. These contracts hedge primarily firm commitments related to the Canadian dollar and Mexican peso. The Company held foreign currency exchange contracts for the Canadian dollar with notional amounts of $6,475 and $12,975 at December 31, 2006 and 2005, respectively. The fair value of these contracts was estimated based on quoted market prices and approximated a receivable of $286 and a payable of $148 at December 31, 2006 and 2005, respectively.

For the years ended December 31, 2006, 2005 and 2004, there was no ineffectiveness of foreign currency forward contracts that would have resulted in recognition in the Consolidated Statements of Operations and Comprehensive Income. Foreign currency forward contracts are used to hedge transactions expected to occur within the next 12 months. Based on market valuations at December 31, 2006, approximately $174 of the net deferred gain in OCI is expected to be reclassified into the Consolidated Statements of Operations and Comprehensive Income over the next 12 months, as those transactions occur.

8.	Leasing Arrangements

The Company leases certain facilities and equipment under noncancelable capital and operating leases expiring at various dates through 2014. Many leases include renewal and/or purchase options.

Assets recorded under capital leases are included in property, plant, and equipment and consist of the following for the years ended December 31:

	2006	2005

Building and improvements	$5,000	$5,000
Less accumulated amortization	2,799	2,649

	$2,201	$2,351

Future minimum lease payments for capital leases as of December 31, 2006, are as follows: 2007 — $34; 2008 — $34; 2009 — $34; 2010 — $34; 2011 — $34 and thereafter — $332, and have a net present value of $249. Aggregate future minimum rentals to be received under noncancelable subleases as of December 31, 2006 are $3,525, with related leasing arrangements scheduled to end December 31, 2010.

Future minimum lease payments for operating leases as of December 31, 2006, are as follows: 2007 — $5,960; 2008 — $5,124; 2009 — $4,960; 2010 — $4,753; 2011 — $2,357 and thereafter — $7,204. Rental expense for operating leases was $5,625, $6,452 and $6,383 for the years ended December 31, 2006, 2005 and 2004, respectively.

9.	Income Taxes

The Company is included in the consolidated federal income tax return filed by NACCO. The Company’s tax-sharing agreement with NACCO provides that federal income taxes are computed by the Company on a separate-return basis, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate-return basis, the Company is required, under conditions pursuant to

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the tax-sharing agreement, to refund to NACCO the balance of carryovers advanced and not used by the Company.

The components of income before income taxes and provision (benefit) for income taxes consists of the following for the years ended December 31:

	2006	2005	2004

Income before income taxes:
Domestic	$27,853	$25,802	$14,930
Foreign	7,479	6,423	7,207

	$35,332	$32,225	$22,137

Current:
Federal	$14,467	$11,327	$4,743
State	1,286	1,240	675
Foreign	1,625	2,471	(276)

Total current provision	17,378	15,038	5,142
Deferred:
Federal	(3,898)	(2,471)	(469)
State	(414)	(24)	(6)
Foreign	22	(610)	2,222

Total deferred provision (benefit)	(4,290)	(3,105)	1,747

Income tax provision	$13,088	$11,933	$6,889

A reconciliation of the federal statutory and effective income tax for the years ended December 31 is as follows:

	2006	2005	2004

Income before income taxes	$35,332	$32,225	$22,137

Statutory taxes at 35%	$12,366	$11,279	$7,748
States taxes	649	790	435
Foreign statutory rate differences	(73)	81	(507)
Tax controversy resolution	15	—	(1,048)
Other	131	(217)	261

Income tax provision	$13,088	$11,933	$6,889

Effective rate	37.0%	37.0%	31.1%

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A summary of the deferred tax assets and liabilities in the accompanying Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities is as follows:

	2006	2005

Deferred tax assets:
Accrued expenses and reserves	$9,868	$9,131
Employee benefits and accrued pension	7,112	5,250
Property, plant and equipment	5,102	4,652
Tax carryforwards	1,535	1,472
Other	1,509	1,229

Total deferred tax assets	25,126	21,734
Deferred tax liabilities:
Inventories	(2,298)	(3,777)

Total deferred tax liabilities	(2,298)	(3,777)

Net deferred tax assets	$22,828	$17,957

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, forecasted earnings and the relevant expiration of carryforwards the Company believes that the deferred tax assets are realizable and that no valuation allowance is required. The Company also has foreign tax credit carryforwards of $1,511, which will begin to expire in 2012.

The Company does not provide for deferred taxes on certain unremitted foreign earnings. Management has decided that earnings of foreign subsidiaries have been and will be indefinitely reinvested in foreign operations and, therefore, the recording of deferred tax liabilities for unremitted foreign earnings is not required. As of December 31, 2006, the cumulative unremitted earnings of the Company’s foreign subsidiaries are $7,171. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

10.	Retirement Benefit Plans

The Company participates in the combined defined benefit pension plan of NACCO. All full-time hourly and salaried U.S. employees hired on or before January 1, 1996, are eligible to participate in the plan. Effective December 31, 1996, the Company froze benefits accrued and obligations recorded under the U.S. plan. The plan uses formulas to determine benefits upon retirement, taking into account age, compensation, and the success of the Company in meeting certain goals. The Company’s policy is to make contributions to fund these plans within the range allowed by applicable regulations. Plan assets consist primarily of publicly traded stocks, investment contracts and government and corporate bonds. The disclosures below relate only to the allocations applicable to the Company. In addition, the Company sponsors a defined benefit plan for all full-time hourly and salaried Canadian employees.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status of its postretirement benefit plans in the 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial losses, unrecognized prior service costs and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, Employers’ Accounting for Pensions, all of which were

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

previously netted against the plans’ funded status in the Company’s Consolidated Balance Sheets pursuant to the provisions of those statements.

These amounts will be subsequently recognized as net periodic pension and postretirement cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods will be recognized as a component of other comprehensive income. These amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income upon adoption of SFAS No. 158.

The incremental effects of adopting SFAS No. 158 on the Company’s Consolidated Balance Sheet at December 31, 2006 are presented in the following table. The adoption had no effect on the Company’s Consolidated Statement of Operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. The Company recognized the adjustment to the additional minimum liability pursuant to the provisions of SFAS No. 87 as a component of other comprehensive income. The effect of recognizing the provisions of SFAS No. 158 is included in the table below.

	Prior to	Effect of	As Reported
	Adopting	Adopting	December 31,
	SFAS No. 158	SFAS No. 158	2006

Defined benefit plans
Noncurrent liabilities	$—	$(5,200)	$(5,200)
Accumulated other comprehensive loss	(4,511)	(1,670)	(6,181)
Deferred tax asset	2,884	1,069	3,953
Prepaid benefit cost	4,996	(4,996)	—
Accrued pension liability	(9,795)	9,795	—
Intangible asset	2,338	(2,338)	—

The Company uses a September 30 measurement date for its plans. The assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2006	2005	2004

United States Plan
Weighted average discount rates	5.90%	5.60%	6.00%
Rate of increase in compensation levels	3.75%	3.75%	3.75%
Expected long-term rate of return on assets	9.00%	9.00%	9.00%
Canadian Plan
Weighted average discount rates	5.00%	5.00%	6.00%
Rate of increase in compensation levels	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Set forth below is a detail of the net periodic pension expense for the defined benefit plan for the years ended December 31:

	2006	2005	2004

United States Plan
Service cost	$—	$—	$—
Interest cost	1,885	2,017	2,057
Expected return on assets	(2,464)	(2,465)	(2,720)
Actuarial loss recognized	795	711	93

Net periodic pension expense	$216	$263	$(570)

Canadian Plan
Service cost	$189	$137	$95
Interest cost	181	164	121
Expected return on assets	(166)	(121)	(97)
Actuarial loss recognized	58	36	10

Net periodic pension expense	$262	$216	$129

The following table sets forth the Company’s portion of the combined defined benefit plan of NACCO and the Canadian defined benefit plan of the changes in benefit obligation and in plan assets and reconciles

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the funded status of the plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	2006		2005
	U.S. Plan	Canadian Plan	U.S. Plan	Canadian Plan

Change in benefit obligation
Projected benefit obligation at beginning of year	$35,006	$3,482	$34,920	$2,624
Service cost	—	189	—	137
Interest cost	1,884	181	2,017	164
Actuarial (gain) loss	(455)	65	804	566
Benefits paid	(2,585)	(108)	(2,735)	(96)
Foreign currency exchange rate changes	—	(16)	—	87

Projected benefit obligation at end of year	$33,850	$3,793	$35,006	$3,482

Change in plan assets
Fair value of plan assets at beginning of year	$30,080	$1,890	$29,442	$1,296
Actual return on plan assets	2,593	92	3,374	231
Employer contributions	—	347	—	415
Benefits paid	(2,585)	(108)	(2,736)	(96)
Foreign currency exchange rate changes	—	(13)	—	44

Fair value of plan assets at end of year	$30,088	$2,208	$30,080	$1,890

Funded status at end of year	$(3,762)	$(1,585)	$(4,926)	$(1,592)

Net amount recognized
Obligation in excess of plan assets	$(3,762)	$(1,585)	$(4,926)	$(1,592)
Unrecognized actuarial loss	n/a	n/a	10,138	1,300
Contributions in fourth quarter	—	147	—	67

Net amount recognized	$(3,762)	$(1,438)	$5,212	$(225)

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2006		2005
	U.S. Plan	Canadian Plan	U.S. Plan	Canadian Plan

Amounts recognized in the balance sheets consist of:
Noncurrent liabilities	$(3,762)	$(1,438)	$—	$—
Prepaid benefit cost	n/a	n/a	5,212	—
Accrued benefit liability	n/a	n/a	(10,051)	(225)
Intangible asset	n/a	n/a	1,562	—
Accumulated other comprehensive income	n/a	n/a	5,178	—
Deferred tax asset	n/a	n/a	3,311	—

	$(3,762)	$(1,438)	$5,212	$(225)

Components of accumulated other comprehensive income consist of:
Net actuarial loss	$5,342	$839	n/a	n/a
Deferred taxes	3,416	537	n/a	n/a

	$8,758	$1,376	$—	$—

The actuarial loss included in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in 2007 is $650 ($397 net of tax).

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. The accumulated benefit obligation for all defined benefit plans as of the September 30 measurement date was $37,197 and $38,080 at September 30, 2006 and 2005, respectively. The Company contributed $427 to its pension plans in 2006, and expects to contribute $378 in 2007.

The Company expects to pay benefits from the assets of the pension plan of $2,639 in 2007, $2,599 in 2008, $2,590 in 2009, $2,588 in 2010, $2,599 in 2011 and $13,143 in the five years thereafter.

In order to measure the funded status for financial accounting purposes, the accumulated benefit obligation is compared with market value of plan assets and amounts accrued for such benefits in the balance sheet. As of December 31, 2005, the accumulated benefit obligation exceeded plan assets primarily due to the decline in the discount rate. As a result, the Company recorded an additional minimum pension liability adjustment in 2005.

During 2005 and 2004, OCI in the Consolidated Statements of Operations and Comprehensive Income includes $199 and $1,149, respectively, net of tax, resulting from changes in the minimum pension liability adjustments, which were determined in accordance with SFAS No. 87, Employers’ Accounting for Pensions. The minimum pension liability adjustment, which is a component of accumulated other comprehensive income (loss) in the stockholder’s equity section of the Consolidated Balance Sheets, represents the net loss not yet recognized as net periodic pension cost determined by an actuarial calculation of the funded status of the pension plan at the end of each measurement period.

The expected long-term rate of return on plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption at its September 30 measurement date were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over the time period from January 1, 1960 to September 30, 2006 and 2005. During periods of both significant market gains as well as depressed market returns, the Company held to a consistent 9.00% expected rate of return assumption for its U.S. plans.

The following is the actual allocation percentage and target allocation percentage for the pension plan assets at the measurement date:

	2006	2005	Target
	Actual	Actual	Allocation
	Allocation	Allocation	Range

United States Plan
Large cap equity securities	38.3%	38.5%	35.0% - 45.0%
Medium and small cap U.S. equity securities	13.2%	12.5%	10.0% - 16.0%
Non-U.S. equity securities	12.2%	16.0%	10.0% - 16.0%
Fixed income securities	34.9%	32.2%	30.0% - 40.0%
Money Market	1.4%	0.8%	0.0% - 20.0%

	2006	2005	Target
	Actual	Actual	Allocation
	Allocation	Allocation	Range

Canadian Plan
Canadian equity securities	31.5%	39.0%	25.0% - 45.0%
Fixed income securities	31.7%	24.2%	20.0% - 40.0%
Non-Canadian equity securities	28.9%	27.7%	10.0% - 30.0%
Money Market	1.1%	1.7%	0.0% - 20.0%
Hedge funds	6.8%	7.4%	0.0% - 10.0%

The Company also maintains a defined contribution retirement plan (the 401(k) Plan) for all its full-time U.S. employees. Effective January 1, 1997, the Company added a profit-sharing feature to the 401(k) Plan. Contributions under the profit-sharing feature are based on a formula that takes into account age, compensation, and the success of the Company in meeting certain goals. Company contributions vest over a five-year period. The 401(k) Plan also contains an employee contribution option under which employees may contribute up to 25 percent of their base pay on a before-tax basis (subject to IRS limits). The Company also makes a non-discretionary retirement contribution equaling 3 percent of compensation for all eligible employees. Participants are vested at all times in their contributions and in the Company’s non-discretionary retirement contributions. For the years ended December 31, 2006, 2005 and 2004, the Company recorded expenses of $1,963, $1,848 and $1,981, respectively, related to the 401(k) Plan .

11.	Related-Party Transactions

The Company’s sales of merchandise to The Kitchen Collection (KCI) were $5,909, $5,497 and $4,763 for the years ended 2006, 2005 and 2004, respectively. KCI, a wholly owned subsidiary of Housewares, is a national specialty retailer of kitchenware and gourmet foods. Accounts receivable due from KCI at December 31, 2006 and 2005 amounted to $631 and $551.

NACCO charges management fees to its operating subsidiaries for services provided by NACCO to its subsidiaries. These fees are based upon estimated NACCO resources devoted to providing centralized services

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

and stewardship activities and are allocated among all NACCO subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the NACCO subsidiaries each year, NACCO reviews the time its employees devoted to each significant subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each significant NACCO subsidiary for that year. In addition, NACCO reviews the amount of management fees allocated to its significant subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes that the allocation method is reasonable. NACCO charged management fees to the Company of $3,847, $3,564 and $3,470 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the Company reimbursed NACCO $2,012, $1,694 and $2,086 for expenses paid by NACCO and directly billed to the Company for the years ended December 31, 2006, 2005 and 2004, respectively. The related payable to NACCO was $77 and $279 at December 31, 2006 and 2005, respectively. The Company also had a tax payable of $9,515 and $4,196 due to NACCO at December 31, 2006 and 2005, respectively.

Legal services rendered by Jones Day approximated $242, $169 and $97 for the years ended December 31, 2006, 2005 and 2004, respectively. A director of the Company is also a partner in this firm.

12.	Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Company relating to the conduct of its business, including product liability, asbestos-related claims, and other claims. These proceedings are incidental to the ordinary course of business of the Company. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized.

The Company is investigating or remediating historical environmental contamination at one current and five former sites related to its past manufacturing operations or those of businesses it acquired. In addition, the Company has agreements with an unrelated third party to share the costs of future environmental remediation at three of these sites. The Company has accrued the amount that is considered probable and can be reasonably estimated for environmental investigation and/or remediation activities at these sites. In addition to the amounts accrued, the Company estimates that it is reasonably possible that it may incur additional expenses in the range of $0 to $3,500 related to environmental investigation and/or remediation, which excludes up to $1,600 of reasonably possible expenses that would be paid by the unrelated third party.

13.	Other Transactions

On July 24, 2006, NACCO and Applica Incorporated (Applica) announced that NACCO, the Company and Applica entered into definitive agreements whereby NACCO would spin off the Company to NACCO’s stockholders and, immediately after the spin-off, Applica would merge with and into the Company.

On October 19, 2006, NACCO received a notice from Applica in which Applica claimed to exercise its right to terminate its merger agreement with NACCO and the Company. The notice also claimed that Applica’s Board of Directors authorized Applica to enter into a written agreement with an Applica shareholder that provided a cash offer to purchase shares of Applica common stock. Under the terms of the NACCO merger agreement, if the merger agreement is terminated, NACCO is entitled to a $6,000 termination fee. Applica tendered the $6,000 termination fee during the fourth quarter of 2006, which NACCO placed in a segregated account. NACCO has reserved all of its rights in relation to this matter.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On November 30, 2006, NACCO announced that it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Applica’s shareholder, Harbinger Capital. The complaint alleges a number of contract and tort claims against the defendants. In its claim, the Company seeks specific performance of the merger agreement between Applica and the Company or the payment of monetary damages.

On December 15, 2006, NACCO announced that it had commenced a cash tender offer, which was subsequently amended, to purchase all of the outstanding shares of common stock of Applica and proposed to amend the original merger agreement. The amended tender offer was terminated on January 23, 2007.

Transaction related expenses incurred since the beginning of the transaction through December 31, 2006 totaled $2,421. This amount has been reduced by $1,727 of the $6,000 termination fee tendered by Applica to NACCO and has been recorded in “Other income (expense)” in the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2006.

14.	Supplemental Cash Flow Information

Cash payments during 2006, 2005 and 2004 included interest of $4,774, $4,989 and $5,154, respectively, and income taxes of $13,197, $14,201 and $12,725, respectively. During 2006, 2005 and 2004, income tax refunds totaled $98, $1,771 and $3,866, respectively.

15.	Business Segment Information

The Company operates in a single business segment. No single country outside of the United States comprised 10% or more of the Company’s revenues from unaffiliated customers. The “International” category below principally includes Canada and Mexico.

	United States	International	Consolidated

2006
Revenues based on the customers’ location	$442,126	$104,593	$546,719
Long-lived assets	$6,188	$5,756	$11,944
2005
Revenues based on the customers’ location	$431,028	$96,640	$527,668
Long-lived assets	$6,870	$6,562	$13,432
2004
Revenues based on the customers’ location	$412,420	$94,824	$507,244
Long-lived assets	$8,249	$19,090	$27,339

HB-PS Holding Company, Inc. and Subsidiaries

Schedule II — Valuation and Qualifying Accounts

Year ended December 31, 2006, 2005 and 2004

		Additions
			Charged to
	Balance at	Charged to	Other			Balance at
	Beginning of	Costs and	Accounts-	Deductions-		End
Description	Period	Expenses	Describe	Describe		of Period
	(Dollars in thousands)

2006
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,259	$251	$—	$157	(A)	$1,353
Allowance for discounts, adjustments and returns	9,010	10,941	—	12,884	(B)	7,067
Reserves for losses on inventory	1,872	776	—	1,400	(A)	1,248
2005
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,138	$232	$—	$111	(A)	$1,259
Allowance for discounts, adjustments and returns	6,236	17,301	—	14,527	(B)	9,010
Reserves for losses on inventory	2,927	541	—	1,596	(A)	1,872
2004
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,614	$221	$—	$697	(A)	$1,138
Allowance for discounts, adjustments and returns	5,309	14,016	—	13,089	(B)	6,236
Reserves for losses on inventory	3,578	811	—	1,462	(A)	2,927

(A)	Write-offs, net of recoveries

(B)	Payments and customer deductions for product returns, discounts and allowances

HB-PS HOLDING COMPANY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2007

HB-PS Holding Company, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

	March 31	December 31
	2007	2006
	(Amounts in thousands, except share and per share data)

ASSETS
Current assets
Cash and cash equivalents	$1,138	$3,412
Accounts receivable, net	56,240	87,044
Accounts receivable from related parties	183	631
Inventories	82,825	84,460
Deferred income taxes	5,230	6,153
Prepaid expenses and other	9,724	7,190

Total current assets	155,340	188,890
Property, plant and equipment, net	11,645	11,944
Goodwill	80,748	80,748
Deferred income taxes	17,039	16,675
Other non-current assets	1,038	1,082

Total assets	$265,810	$299,339

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$45,360	$56,858
Accounts payable to related parties	1,614	9,592
Current portion of long-term debt	7,947	12,008
Accrued cooperative advertising	5,720	9,355
Accrued payroll and employee benefits	4,731	9,267
Other current liabilities	12,360	14,317

Total current liabilities	77,732	111,397
Long-term debt
Revolving credit agreement	48,060	30,000
Capital leases	240	242

Total long-term debt	48,300	30,242
Other liabilities	31,485	27,528
Stockholder’s equity
Common stock, 10,000 shares authorized, issued and outstanding at $0.01 per share	—	—
Capital in excess of par value	115,851	117,999
Retained earnings	—	19,719
Accumulated other comprehensive loss:
Pension and post-retirement plan adjustment	(6,508)	(6,804)
Foreign currency translation adjustment	(682)	(504)
Deferred loss on cash flow hedging	(368)	(238)

	108,293	130,172

Total liabilities and stockholder’s equity	$265,810	$299,339

See notes to unaudited condensed consolidated financial statements.

HB-PS Holding Company, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended
	March 31
	2007	2006
	(Amounts in thousands)

Net sales	$96,841	$95,568
Cost of sales	79,523	76,921

Gross profit	17,318	18,647
Operating expenses
Selling, general and administrative expenses	16,708	17,253
Restructuring charges (credits)	(85)	233

	16,623	17,486

Operating profit	695	1,161
Other expense
Interest expense, net	830	1,086
Foreign currency (gains) losses	(136)	616
Other, net	235	(179)

	929	1,523

Loss before income taxes	(234)	(362)
Income tax benefit	(90)	(138)

Net loss	$(144)	$(224)

Comprehensive loss	$(156)	$(283)

See notes to unaudited condensed consolidated financial statements.

HB-PS Holding Company, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of
Changes in Stockholder’s Equity

	Three Months Ended March 31
	2007	2006
	(Amounts in thousands)

Common stock	$—	$—

Capital in excess of par value
Beginning balance	117,999	135,786
Dividends paid	(2,148)	(3,536)

	115,851	132,250

Retained earnings
Balance as of December 31:
2006	19,719	—
2005	—	2,688
Cumulative effect of accounting change for FIN No. 48	(3,223)	—

Beginning balance	16,496	2,688
Net loss	(144)	(224)
Dividends paid	(16,352)	(2,464)

	—	—

Accumulated other comprehensive income (loss)
Beginning balance	(7,546)	(6,662)
Foreign currency translation adjustment	(178)	(39)
Pension and post-retirement plan adjustment	296	(542)
Reclassification of hedging activity into earnings	(55)	171
Current period cash flow hedging activity	(75)	351

	(7,558)	(6,721)

Total stockholder’s equity	$108,293	$125,529

See notes to unaudited condensed consolidated financial statements.

HB-PS Holding Company, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31
	2007	2006
	(Amounts in thousands)

Operating activities
Net loss	$(144)	$(224)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,005	1,263
Amortization of deferred financing fees	39	64
Gain on sale of property, plant and equipment	(20)	—
Deferred lease costs	64	128
Deferred income taxes	452	1,405
Restructuring charges (credits)	(85)	233
Changes in non-current assets and liabilities	543	1,120
Working capital changes:
Accounts receivable	30,804	20,864
Inventories	1,635	(5,483)
Other current assets	(2,565)	234
Accounts payable	(11,497)	1,755
Accounts payable to/receivable from related parties	(7,531)	(5,272)
Other current liabilities	(9,809)	(8,021)

Net cash provided by operating activities	2,891	8,066

Investing activities
Expenditures for property, plant and equipment	(693)	(645)
Proceeds from the sale of property, plant and equipment	36	—

Net cash used for investing activities	(657)	(645)

Financing activities
Net additions (deductions) to revolving credit agreements	13,997	(2,988)
Cash dividends paid	(18,500)	(6,000)
Financing fees paid	—	(8)

Net cash used for financing activities	(4,503)	(8,996)

Effect of exchange rate changes on cash	(5)	(9)

Cash and cash equivalents
Decrease for the period	(2,274)	(1,584)
Balance at the beginning of the period	3,412	2,478

Balance at the end of the period	$1,138	$894

See notes to unaudited condensed consolidated financial statements.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2007
(Amounts in thousands, except percentage data)

1.	Basis of Presentation

HB-PS Holding Company, Inc. and its wholly owned subsidiaries (the “Company”) were formed on October 11, 1990, upon the merger of Hamilton Beach, Inc. and Proctor-Silex, Inc. The Company, now known as Hamilton Beach, Inc. (“Hamilton Beach”), is a wholly owned subsidiary of Housewares Holding Company (“Housewares”), which is a wholly owned subsidiary of NACCO Industries, Inc. (“NACCO”). The Company designs, markets and distributes small electric household appliances, as well as commercial products for restaurants, bars and hotels, primarily to retailers and distributors in North America. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position of the Company as of March 31, 2007 and the results of its operations for the three months ended March 31, 2007 and 2006 and the results of its cash flows and changes in stockholder’s equity for the three months ended March 31, 2007 and 2006 have been included.

The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information or notes required by U.S. generally accepted accounting principles for complete financial statements.

Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2007. Because the housewares business is seasonal, a majority of revenues and operating profit occurs in the second half of the calendar year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday selling season.

2.	Recently Issued Accounting Standards

SFAS No. 155:  In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 155 did not have a material impact on the Company’s financial position or results of operations upon adoption.

SFAS No. 156:  In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

SFAS No. 157:  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 apply under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect the adoption of SFAS No. 157 will have on its financial position, results of operations and related disclosures.

SFAS No. 158:  In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. The pronouncement also requires entities to recognize the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income and measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position. The pronouncement also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company expects to change the measurement date of its postretirement benefit plans from September 30 to the date of its statement of financial position as of December 31, 2008.

SFAS No. 159:  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect the adoption of SFAS No. 159 will have on its financial position, results of operations and related disclosures.

FIN No. 48:  In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109.” FIN No. 48 clarifies the accounting for

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The pronouncement prescribes a recognition threshold and measurement attributable to financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain taxes. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. As a result of the adoption of FIN No. 48, the Company recognized a cumulative effect of accounting change of $3,223, which decreased beginning retained earnings in the accompanying Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the three months ended March 31, 2007 and increased “Other Liabilities” in the accompanying Unaudited Condensed Consolidated Balance Sheet as of March 31, 2007.

3. Restructuring

2006 Restructuring Program

During 2006, management approved a plan for the Saltillo, Mexico facility to phase out production of blenders and coffeemakers for the Mexican and Latin American markets. Blenders and coffeemakers for the Mexican and Latin American markets will be sourced from third-party suppliers. As such, the Company recognized a charge of $1,485 in 2006. Of this amount, $1,067 related to severance and $245 related to lease termination costs for machinery and equipment no longer in use. Also included in the restructuring charge is a $140 non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets and $33 related to the writedown of excess inventory. During the first quarter of 2007, $43 of the accrual for lease termination costs was reversed due to receiving higher than estimated proceeds for the sale of the machinery and equipment and additional charges of $22 were recognized for severance. Lease payments of $199 were made during the first quarter of 2007. Payments related to this restructuring plan are expected to continue through mid-2007.

In addition to the restructuring charges previously recorded, the Company anticipates that it will incur subsequent charges, which were not eligible for accrual, totaling $923. These additional charges are related to severance payments and lease termination costs.

2005 Restructuring Program

During 2005, management approved a plan for the Saltillo, Mexico facility to phase out production of blenders for the U.S. and Canadian markets and only produce blenders for the Mexican and Latin American markets. Blenders for the U.S. and Canadian markets will be sourced from third-party Chinese manufacturers. As such, the Company recognized a charge of $3,713 in 2005. Of this amount, $2,311 related to severance, $968 related to lease termination costs for machinery and equipment no longer in use, $195 related to the write-down of excess inventory and $82 related to other costs. Also included in the restructuring charge was a $157 non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. During the first three months of 2006, the Company recognized an additional charge of approximately $231 for other costs related to the restructuring. In addition, severance payments of $1,197 were made to 317 employees, lease payments of $76 and payments of $231 for other costs were made during the first quarter of 2006. During the first quarter of 2007, $73 of the accrual related to lease termination costs for machinery and equipment no longer in use was reversed due to receiving higher than estimated proceeds for the sale of machinery and equipment and additional charges of $9 were recognized for other costs related to the restructuring. Severance payments of $133 were made to 31 employees and payments of $9 for other costs were made during the first quarter of 2007. Payments related to this restructuring plan are expected to continue through 2007.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

2004 Restructuring Program

During 2004, the Board of Directors approved management’s plan to restructure the Company’s manufacturing activities by closing the Sotec manufacturing facility located near Juarez, Mexico and consolidating all remaining activities into its Saltillo, Mexico facility. In addition, it closed its El Paso, Texas distribution center and consolidated these activities into its Memphis, Tennessee distribution center. The Company reduced activities at its North American manufacturing plants through the end of 2005 as a result of increased sourcing of products from China. These actions were designed to reduce the Company’s manufacturing inefficiencies attributable to excess capacity to minimal levels in 2005. As such, the Company recognized a charge of approximately $9,359 in 2004. Of this amount, $3,627 related to lease termination costs for closed facilities and machinery and equipment no longer in use, $2,257 related to severance, $406 related to the write-down of excess inventory, and $75 related to post-employment medical expenses. Also included in the restructuring charge was a $2,994 non-cash asset impairment charge for equipment and tooling, which was determined based on current estimated market values for similar assets compared with the net book value of these assets. Severance payments of $146 were made to 17 employees during the first quarter of 2007. In addition, $134 of the accrual for the write-down of excess inventory was reversed during the first quarter of 2007 and included in “Cost of sales” due to the inventory being sold for an amount higher than previously estimated. Payments related to this restructuring plan are expected to continue through 2007.

Following is the detail of the incurred and expected cash and non-cash charges related to the Company’s restructuring programs:

		Total Charges	Charges (Credits) Incurred	Additional
	Total Charges	Incurred through	in the Three Months	Charges Expected
	Expected to be	December 31,	Ended March 31,	to be Incurred in
	Incurred, Net	2006	2007	2007

Cash charges
Severance	$5,592	$5,540	$22	$30
Lease impairment	5,962	5,185	(116)	893
Other	397	388	9	—

	11,951	11,113	(85)	923

Non-cash charges
Asset impairment	3,291	3,291	—	—
Excess inventory	500	634	(134)	—

	3,791	3,925	(134)	—

Total charges	$15,742	$15,038	$(219)	$923

Following is a rollforward of the restructuring liability:

		Lease
	Severance	Impairment	Other	Total

Balance at January 1, 2007	$2,089	$318	$—	$2,407
Provision	22	—	9	31
Reversal	—	(116)	—	(116)
Payments	(279)	(199)	(9)	(487)

Balance at March 31, 2007	$1,832	$3	$—	$1,835

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

4. Inventories

Inventories are summarized as follows:

	March 31	December 31
	2007	2006

Finished goods	$77,747	$77,391
Raw materials and work in process	3,709	3,603
LIFO reserve	1,369	3,466

	$82,825	$84,460

The cost of certain manufactured and retail inventories has been determined using the LIFO method. At March 31, 2007 and December 31, 2006, 73% and 82%, respectively, of total inventories were determined using the LIFO method. LIFO inventory value exceeds its FIFO value primarily due to prior years’ price deflation.

An actual valuation of inventory under the LIFO method can be made only at the end of the year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must be based on management’s estimates of expected year-end inventory levels and costs. Because these estimates are subject to change and may be different than the actual inventory levels and costs at year-end, interim results are subject to the final year-end LIFO inventory valuation.

5. Guarantees and Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Company relating to the conduct of its business, including product liability, asbestos-related claims, and other claims. These proceedings are incidental to the ordinary course of business of the Company. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized.

The Company is investigating or remediating historical environmental contamination at one current and five former sites related to the Company’s past manufacturing operations or those of businesses it acquired. In addition, the Company has agreements with an unrelated third party to share the costs of future environmental remediation at three of these sites. The Company has accrued the amount that is considered probable and can be reasonably estimated for environmental investigation and/or remediation activities at these sites. In addition to the amounts accrued, the Company estimates that it is reasonably possible that it may incur additional expenses in the range of $0 to $3,500 related to environmental investigation and/or remediation, which excludes up to $1,600 of reasonably possible expenses that would be paid by the unrelated third party.

The Company provides a standard warranty to consumers for all of its products. The specific terms and conditions of those warranties vary depending upon the product brand. In general, if a product is returned under warranty, a refund is provided to the consumer by the Company’s customer, the retailer. Generally, the retailer returns those products to the Company for a credit. The Company estimates the costs that may be incurred under its standard warranty programs and records a liability for such costs at the time product revenue is recognized.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Factors that affect the Company’s warranty liability include the number of units sold,

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

historical and anticipated rates of warranty claims and the cost per claim. Changes in the Company’s warranty obligations are as follows:

2007

Balance at January 1	$4,001
Warranties issued	1,580
Settlements made	(2,253)

Balance at March 31	$3,328

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by NACCO. The Company’s tax-sharing agreement with NACCO provides that federal income taxes are computed by the Company on a separate-return basis, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate-return basis, the Company is required, under conditions pursuant to the tax-sharing agreement, to refund to NACCO the balance of carryovers advanced and not used by the Company.

FIN No. 48:  The Company adopted FIN No. 48 on January 1, 2007 and recognized an additional liability of approximately $3,223 for unrecognized tax benefits, which was accounted for as a reduction to the beginning balance of retained earnings. See Note 2 for further discussion of FIN No. 48.

The liability for unrecognized tax benefits for permanent and temporary book versus tax differences as of January 1, 2007 was $3,135, of which $2,161 relates to permanent items, that if recognized would impact the effective income tax rate.

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The total amount of interest and penalties accrued as of the date of adoption of FIN No. 48 was $1,298.

NACCO expects to complete its U.S. federal tax audit and related administrative review for the 2003 and 2004 tax years within the next twelve months and no material change in the Company’s accrual for unrecognized tax benefits is expected. The Company believes that due to various factors, including the settlement of on-going audits and the expiration or extension of underlying statutes of limitation, it is impractical to determine the positions for which it is reasonably possible that the total of uncertain tax positions will significantly increase or decrease within the next twelve months, except as noted above.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to five years for the taxing authorities to review the applicable tax filings. NACCO has extended the statute of limitations for its 2003 U.S. federal tax year until September 2008 to allow the U.S. taxing authorities to complete their examination and administrative review of the 2003 and 2004 tax years. The Company does not have any additional material taxing jurisdictions in which the statute of limitations remains open beyond the applicable time frame allowed by law.

7. Retirement Benefit Plans

The Company participates in the combined defined benefit pension plan of NACCO. All full-time hourly and salaried U.S. employees hired on or before January 1, 1996, are eligible to participate in the plan. Effective December 31, 1996, the Company froze benefits accrued and obligations recorded under the U.S. plan. The plan uses formulas to determine benefits upon retirement, taking into account age, compensation, and the success of the Company in meeting certain goals. The Company’s policy is to make

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

contributions to fund these plans within the range allowed by applicable regulations. Plan assets consist primarily of publicly traded stocks, investment contracts and government and corporate bonds. The disclosures below relate only to the allocations applicable to the Company. In addition, the Company sponsors a defined benefit plan for all full-time hourly and salaried Canadian employees.

The components of pension expense are set forth below:

	Three Months Ended March 31
	2007	2006

U.S. Pension
Service cost	$—	$—
Interest cost	480	472
Expected return on plan assets	(639)	(617)
Net amortization	149	199

Total	$(10)	$54

Non-U.S. Pension
Service cost	$50	$48
Interest cost	47	46
Expected return on plan assets	(44)	(42)
Net amortization	14	15

Total	$67	$67

8. Related Party Transactions

The Company’s sales of merchandise to The Kitchen Collection (“KCI”) were $431 and $1,081 for the three months ended March 31, 2007 and 2006, respectively. KCI, a wholly owned subsidiary of Housewares, is a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. Accounts receivable due from KCI at March 31, 2007 and December 31, 2006 were $183 and $631, respectively.

NACCO charges management fees to its operating subsidiaries for services provided by NACCO to its subsidiaries. These fees are based upon estimated NACCO resources devoted to providing centralized services and stewardship activities and are allocated among all NACCO subsidiaries based upon the relative size and complexity of each subsidiary. In order to determine the allocation of management fees among the NACCO subsidiaries each year, NACCO reviews the time its employees devoted to each significant subsidiary during the prior year and the estimated costs for providing centralized services and stewardship activities in the next year to determine the amount of management fees to allocate to each significant NACCO subsidiary for that year. In addition, NACCO reviews the amount of management fees allocated to its significant subsidiaries each quarter to ensure the amount continues to be reasonable based on the actual costs incurred to date. The Company believes that the allocation method is reasonable. NACCO charged management fees to the Company of $997 and $962 for the three months ended March 31, 2007 and 2006, respectively. In addition, the Company reimbursed NACCO $351 and $604 for expenses paid by NACCO and directly billed to the Company for the three months ended March 31, 2007 and 2006, respectively. The related payable to NACCO was $68 and $77 at March 31, 2007 and December 31, 2006, respectively. The Company also had an income tax payable of $1,546 and $9,515 due to NACCO at March 31, 2007 and December 31, 2006, respectively.

HB-PS Holding Company, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements — (continued)

9. Subsequent Events

On April 26, 2007, NACCO announced that its Board of Directors approved a plan to spin off Hamilton Beach to NACCO stockholders. Hamilton Beach will apply to list its Class A common stock on the New York Stock Exchange.

In the spin-off, NACCO stockholders, in addition to retaining their shares of NACCO common stock, will receive one half of one share of Hamilton Beach Class A common stock and one half of one share of Hamilton Beach Class B common stock for each share of NACCO Class A and Class B common stock they own. The transaction is expected to be tax-free to NACCO and its stockholders and is expected to be completed in the second quarter of 2007.

On May 31, 2007, the Company amended its $115.0 million senior secured, floating-rate revolving credit facility (the “Facility”) to extend the maturity date to July 31, 2012, change the interest rate, revise certain definitions, permit the Company to make the dividend referred to below and permit the Company to enter into the Term Loan Agreement referred to below. In addition, after entering into the amendment and the Term Loan Agreement, the obligations under the Facility are secured by a first lien on the accounts receivable and inventory of the Company and a second lien on all of the other assets of the Company.

In addition, on May 31, 2007, the Company entered into a term loan credit agreement (“Term Loan Agreement”) that provides for term loans up to an aggregate principal amount of $125.0 million. A portion of the proceeds of the term loans under the Term Loan Agreement are intended to be used to finance the payment of a $110.0 million special dividend to Housewares.

The term loans will require quarterly principal payments in an amount equal to 1% of the original principal amount thereof per year for the term of the loan, with the remaining balance to be paid at the maturity date on May 31, 2013. Prior to the final maturity date, the term loans will be subject to mandatory prepayments from the proceeds of the issuance of certain indebtedness, certain asset sales and 50% of excess cash flow.

The obligations of the Company under the Term Loan Agreement are secured by a second lien on accounts receivable and inventory and a first lien on all of the other assets of the Company.

The term loans will bear interest at a floating rate which, at the Company’s option, will be either the Base Rate, as defined in the Term Loan Agreement, plus a margin of 1.00% to 1.25%, depending upon the Company’s total leverage ratio, or the Adjusted Eurodollar Rate, as defined in the Term Loan Agreement, plus a margin of 2.00% to 2.25%, depending upon the Company’s total leverage ratio.

The Term Loan Agreement contains restrictive covenants substantially similar to those in the Facility which, among other things, limit the incurrence of other indebtedness, acquisitions and investments, liens, transactions with the Company’s affiliates and the amount of dividends the Company may declare and pay. The Term Loan Agreement also requires the Company to meet certain financial tests, including, but not limited to, maximum total leverage ratio and minimum fixed charge coverage ratio tests.

ANNEX A

AMENDED AND RESTATED
SPIN-OFF AGREEMENT

This AMENDED AND RESTATED SPIN-OFF AGREEMENT (this “Agreement”), is dated as of April 25, 2007, by and among NACCO Industries, Inc., a Delaware corporation (“Parent”), Housewares Holding Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Housewares”), Hamilton Beach, Inc., a Delaware corporation and a wholly owned subsidiary of Housewares (“Hamilton Beach”), and Hamilton Beach/Proctor-Silex, Inc. (“HB/PS”), a Delaware corporation and wholly owned subsidiary of Hamilton Beach.

RECITALS

A. On July 23, 2006, the parties hereto entered into that certain Spin-Off Agreement, which each of the parties hereby desires to amend and restate as set forth herein.

B. In accordance with the terms hereof, Housewares will make a pro rata distribution to Parent of all of the outstanding shares of capital stock of Hamilton Beach and, immediately thereafter, Parent will make a pro rata distribution to Parent stockholders of all of the outstanding shares of capital stock of Hamilton Beach (both distributions collectively the “Spin-Off”).

C. HB/PS will pay out of funds legally available therefor the Special Dividend (as defined herein) prior to the Spin-Off Date (as defined herein) to Hamilton Beach, as the holder of record of all of the capital stock of HB/PS and, immediately thereafter, Hamilton Beach will pay the Special Dividend to Housewares, and immediately thereafter, Housewares will pay the Special Dividend to Parent.

D. As a consequence of the Spin-Off, neither Hamilton Beach nor HB/PS will be a Subsidiary (as defined herein) of Parent.

E. Pursuant to Treasury Regulations Section 1.1502-6, Parent and each Subsidiary that was a member of the Parent Group (as defined herein), including Housewares and its consolidated Subsidiaries, during any part of a consolidated return year is severally liable for the consolidated federal income tax liability of the Parent Group for such year.

F. The Parties intend that the Spin-Off will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

G. Parent and Hamilton Beach desire to allocate certain rights and responsibilities with respect to Taxes (as defined herein) and other responsibilities of Parent, Hamilton Beach and their respective Subsidiaries (as defined herein) and successors for periods before and after the Spin-Off and to provide for certain other Tax and other matters.

Accordingly, the parties agree as follows:

ARTICLE I

Definitions

1.1  Definitions.  In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms will have the meanings specified below when used in this Agreement with initial capital letters:

“Action” means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

“Affiliate” means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Business Day” means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

“Cash and Cash Equivalents” means all cash, cash equivalents, including certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof, marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds with assets of $5,000,000 or greater, and other liquid investments, including all deposited but uncleared bank deposits.

“Consolidated Return” means any federal income Tax Return filed with respect to the Parent Group.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Expenses” means all out-of-pocket costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to this Agreement) incurred at or prior to the Spin-Off by a party to this Agreement or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the Transition Services Agreement, the Trademark License Agreement and the Spin-Off, excluding all costs and expenses that constitute ongoing business expenses (as opposed to Spin-Off-related expenses) of such party including, salary and benefits of a party’s employees or similar overhead costs that a party would have regardless of pursuit of the Spin-Off.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, including any related interest, additions or penalties, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of other jurisdictions which resolves the entire Tax liability for any taxable period; or (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

“Hamilton Beach Class A Common Stock” means the Class A common stock of Hamilton Beach, par value $0.01 per share.

“Hamilton Beach Class B Common Stock” means the Class B common stock of Hamilton Beach, par value $0.01 per share.

“Hamilton Beach Common Stock” means the Hamilton Beach Class A Common Stock and the Hamilton Beach Class B Common Stock, taken together.

“Hamilton Beach Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments used solely for the purposes of the conduct of Hamilton Beach’s business under which Parent or any of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries) has any primary, secondary, contingent, joint, several or other Liability after the Spin-Off Date.

“Hamilton Beach Group” means as the context may require, (i) Hamilton Beach, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which following the Spin-Off will file a consolidated federal income Tax Return with Hamilton Beach, and/or (iii) any one or more of the corporations which following the Spin-Off will file consolidated or combined state or local Tax Returns with Hamilton Beach.

“HB/PS Term Loan Agreement” means the definitive term loan agreement of HB/PS containing substantially the terms contemplated by the Term Loan Commitment Letter.

“Indebtedness” means, of any Person at any date (x) any obligation of such Person (A) with respect to indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, including all accrued and unpaid interest, premiums, penalties and fees thereon (other than accounts payable, accrued expenses (including book overdrafts) and other current liabilities arising in the ordinary course of business) and/or (B) evidenced by a note, bond, debenture or similar instrument (including a purchase money obligation) or under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (y) any guarantee (or keepwell agreement) by such Person of any indebtedness of others described in the preceding clause (x), and (z) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument.

“Indemnified Liability” means any liability imposed upon or incurred either by the Parent Group or the Hamilton Beach Group for which it is a Tax Indemnified Party, and for which it is to be indemnified under Section 3.6.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Liability” or “Liabilities” mean all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet; provided that, except for references in Articles IV and VI, “Liabilities” will not include any liabilities for or in respect of Taxes, which will be governed solely by Article III of this Agreement, or any liabilities for or in respect of any benefit plans, programs, agreements, and arrangements, which will be governed solely by Articles IV and VI of this Agreement.

“Net Hamilton Beach Indebtedness” means (A) the aggregate amount of Indebtedness of Hamilton Beach and its Subsidiaries immediately prior to the Spin-Off Date which will remain an obligation of Hamilton Beach or any of Hamilton Beach’s Subsidiaries following the Spin-Off Date minus (B) the aggregate amount of Cash and Cash Equivalents of Hamilton Beach and Hamilton Beach’s Subsidiaries as of the Spin-Off Date. The Net Hamilton Beach Indebtedness will be calculated by Parent and Housewares in accordance with GAAP, consistently applied in good faith, utilizing the same methodology and adjustments as would be consistent with past practices.

“Order” means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

“Parent Class A Common Stock” means the Class A common stock of Parent, par value $1.00 per share.

“Parent Class B Common Stock” means the Class B common stock of Parent, par value $1.00 per share.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock, taken together.

“Parent Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to Parent’s business under which Hamilton Beach or any of its Subsidiaries has any primary, secondary, contingent, joint, several or other Liability after the Spin-Off Date.

“Parent Group” means, as the context may require, (i) Parent, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which file a consolidated federal income Tax Return with Parent, and/or (iii) any one or more of the corporations which file consolidated or combined state or local Tax Returns with Parent.

“Person” means any individual or legal entity, including any partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

“Post-Closing Period” means all taxable periods or portions of periods beginning after the Spin-Off Date.

“Pre-Closing Period” means all taxable periods or portions of periods ending on or before the Spin-Off Date.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Parent as the record date for determining stockholders of Parent entitled to receive the Spin-Off, which date will be a business day preceding the day of the Spin-Off Date.

“Special Dividend” means a dividend in an amount of $110 million, which amount will not exceed the “surplus” (as defined in Section 154 of the Delaware General Corporation Law) of HB/PS, and which will be declared and paid in cash by HB/PS prior to the Spin-Off.

“Spin-Off Date” means the date on which the Spin-Off occurs.

“Spin-Off Tax Opinion” means the opinion received by Parent pursuant to Section 7.1(c) of this Agreement.

“Straddle Period” means any Tax period that begins on or before, and ends after, the Spin-Off Date.

“Subsidiary” of any Person means any Person whose financial results are required to be consolidated with the financial results of the first Person in the preparation of the first Person’s financial statements under GAAP.

“Target Net Hamilton Beach Indebtedness” will be the amount of Indebtedness not to exceed $195 million.

“Taxes” means (a) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, intangibles, franchise, backup withholding, or other tax, charge, levy, duty or like assessment, imposed by a Tax Authority together with all penalties and additions and interest thereon and (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or pursuant to agreement, successor liability or otherwise, but does not include any Liabilities owed to, or imposed by, the Pension Benefit Guaranty Corporation under ERISA on account of the Parent Pension Plan or Other Parent Plan Obligations.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any decrease in Taxes paid or payable, any increase in any Tax attribute or any other beneficial Tax consequence.

“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining any Taxes (including any administrative or judicial review of any claim for refund).

“Tax Detriment” means any increase in Taxes paid or payable, any decrease in any Tax attribute or any other adverse Tax consequence.

“Tax Return” means a report, return, statement or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Tax Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

“Term Loan Commitment Letter” means the commitment letter attached hereto as Exhibit A.

“Trademark License Agreement” means the Trademark License Agreement between HB/PS and The Kitchen Collection, Inc., and joined in by Parent for the specific purposes provided therein, in substantially the form attached hereto as Exhibit B.

“Transition Services Agreement” means the Transition Services Agreement among Parent, Hamilton Beach and The Kitchen Collection, Inc., in substantially the form attached hereto as Exhibit C.

1.2  Other Definitions.  The following terms have the meanings given them as follows:

Term	Where Defined

Agent	2.6
Agreement	Preamble
AlixPartners	7.1	(a)
Code	Recitals
Confidential Information	5.7
Damages	6.1
Eligible Amount	3.2	(h)
Hamilton Beach	Preamble
Hamilton Beach Benefit Plans	4.1	(a)
Hamilton Beach Financing	2.1	(b)
Hamilton Beach Indemnified Parties	6.1
HB/PS	Preamble
Housewares	Preamble
Indemnified Party	6.5

Term	Where Defined

Indemnifying Party	6.5
Intended Tax Treatment of the Spin-Off	3.4
Delaware Litigation	5.3	(b)
Maximum Premium	5.8
Other Parent Plan Obligations	4.1	(b)
Other Parent Plans	4.1	(b)
Parent	Preamble
Parent Benefit Plans	4.1	(c)
Parent Indemnified Parties	6.2
Parent Pension Plan	4.1	(a)
Pension Plan Obligations	4.1	(a)
Share Issuance	2.4
Special Dividend Record Date	2.1	(a)
Spin-Off	Recitals
Tainting Act	5.2	(a)
Tax Indemnified Party	3.6	(a)
Tax Sharing Agreement	3.1	(a)

1.3  Interpretation.  (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Spin-Off

2.1  Special Dividend; Hamilton Beach Financing.  (a) Subject to the terms hereof, (i) the Board of Directors of HB/PS will fix a special dividend record date (the “Special Dividend Record Date”) for the determination of its stockholders to which HB/PS will pay, out of funds legally available therefor, the Special Dividend prior to the Spin-Off Date, (ii) the Board of Directors of Hamilton Beach will fix the same Special Dividend Record Date for the determination of its stockholders to which Hamilton Beach will pay the same Special Dividend immediately after receipt thereof and prior to the Spin-Off Date, and (iii) the Board of Directors of Housewares will fix the same Special Dividend Record Date for the determination of its stockholders to which Housewares will pay the same Special Dividend immediately after receipt thereof and prior to the Spin-Off Date.

(b) On or prior to the Spin-Off Date, HB/PS will enter into the HB/PS Term Loan Agreement to pay the Special Dividend (the “Hamilton Beach Financing”).

(c) Parent, Hamilton Beach and HB/PS will use their respective commercially reasonable efforts to cause the Hamilton Beach Financing to be consummated and cause their respective employees, accountants, counsel and other representatives to reasonably cooperate with each other in carrying out the transactions contemplated by the Hamilton Beach Financing, including delivering all documents and instruments deemed reasonably necessary by Parent, Hamilton Beach or HB/PS and taking all actions reasonably necessary in connection with the Hamilton Beach Financing.

2.2  Financial Instruments.  (a) Hamilton Beach will, at its expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, as will be reasonably necessary to effect the release of and substitution for Parent and each of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries), as of the Spin-Off Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Hamilton Beach Financial Instruments to the extent related to Hamilton Beach or any of its Subsidiaries or Hamilton Beach’s business.

(b) Parent will, at its expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, as will be necessary to effect the release of and substitution for Hamilton Beach and each of its Subsidiaries, as of the Spin-Off Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of Parent Financial Instruments to the extent related to Parent or any of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries) or Parent’s business.

(c) The parties’ rights and obligations under this Section 2.2 will continue to be applicable to all Hamilton Beach Financial Instruments and Parent Financial Instruments identified at any time by Parent or Hamilton Beach, whether before, on or after the Spin-Off Date.

2.3  Record Date and Spin-Off Date.  Subject to the satisfaction, or to the extent permitted by applicable Law, waiver of the conditions set forth herein, the Board of Directors of Parent, consistent with Delaware law, will establish the Record Date and the Spin-Off Date and any necessary or appropriate procedures in connection with the Spin-Off.

2.4  Hamilton Beach Share Issuance.  Immediately prior to the Spin-Off Date, Parent, Housewares and Hamilton Beach will take, or cause to be taken, all actions necessary to issue to Parent such number of shares of Hamilton Beach Common Stock, including, if applicable, by reclassifying the outstanding shares of Hamilton Beach Common Stock or by declaring a dividend payable in shares of Hamilton Beach Common Stock (the “Share Issuance”), for the purpose of increasing the outstanding shares of Hamilton Beach Common Stock such that, immediately prior to the Spin-Off Date, Hamilton Beach will have an aggregate number of outstanding shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock that is equal to one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock for each share of Parent Common Stock issued and outstanding on the Record Date.

2.5  Net Hamilton Beach Indebtedness.  Immediately prior to the Spin-Off, after giving effect to the other transactions contemplated hereby, Hamilton Beach will have Net Hamilton Beach Indebtedness of not more than the Target Net Hamilton Beach Indebtedness.

2.6  Delivery of Shares to the Agent.  On or prior to the Spin-Off Date, Parent will authorize the book-entry transfer by Parent’s transfer agent, (the “Agent”) of all of the outstanding shares of Hamilton Beach Common Stock to be distributed in connection with the Spin-Off. After the Spin-Off Date, upon the request of the Agent, Hamilton Beach will provide all book-entry transfer authorizations that the Agent requires in order to effect the Spin-Off of the shares of Hamilton Beach Common Stock to Parent stockholders.

2.7  The Spin-Off.  Upon the terms and subject to the conditions of this Agreement, Housewares will declare and pay the Spin-Off of all of the shares of Hamilton Beach Common Stock held by Housewares and, immediately thereafter and following consummation of the Share Issuance, Parent will declare and pay the Spin-Off of all of the shares of Hamilton Beach Common Stock held by Parent. Until the consummation of the Spin-Off, the Agent will hold the shares of Hamilton Beach Common Stock as nominee on behalf of and for the benefit of the holders of Parent Common Stock. Upon consummation of the Spin-Off, pursuant to, and in accordance with the terms hereof, the Agent will distribute by book-entry transfer (i) in respect of each outstanding share of Parent Class A Common Stock held by holders of record of Parent Class A Common Stock on the Record Date, one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock and (ii) in respect of each outstanding share of Parent Class B Common Stock held by holders of record of Parent Class B Common Stock on the Record Date, one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock.

2.8  Fractional Shares.  No certificate or scrip representing fractional shares of Hamilton Beach Common Stock will be issued as part of the Spin-Off. Each holder of Parent Common Stock who otherwise would have been entitled to a fraction of a share of Hamilton Beach Class A Common Stock or Hamilton Beach Class B Common Stock pursuant to Section 2.7 (after aggregating all of such Person’s shares of Hamilton Beach Class A Common and aggregating all of such Person’s shares of Hamilton Beach Class B Common Stock immediately prior to the consummation of the Spin-Off) will receive a cash payment in lieu of such fractional shares. Parent will instruct the Agent to (i) determine the number of whole shares and fractional shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock allocable to each holder of record or beneficial owner of Parent Common Stock on the Spin-Off Date, (ii) aggregate all such fractional shares into whole shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock, (iii) convert the whole shares of Hamilton Beach Class B Common Stock into shares of Hamilton Beach Class A Common Stock, (iv) sell the whole shares of Hamilton Beach Class A Common Stock obtained in clauses (ii) and (iii) in the open market on behalf of holders of record or beneficial owners who otherwise would be entitled to receive fractional shares of Hamilton Beach Common Stock, and (v) distribute to each such holder or for the benefit of each such beneficial owner such holder’s or owner’s ratable share of the total proceeds (net of total selling and conversion expenses) of such sale; provided, however, that the Agent will have sole discretion to determine when, how, through which broker-dealer and at what price to execute the sales; provided, further, that neither the Agent nor any broker-dealer used by the Agent will be an Affiliate of Parent or Hamilton Beach.

ARTICLE III

Taxes

3.1  Tax Sharing Agreement.  (a) Except as otherwise provided herein, the Tax liability of Parent and each of the Parent Group and the Hamilton Beach Group for a Pre-Closing Period will be determined by the Amended Tax Sharing Agreement, dated as of May 14, 1997 (the “Tax Sharing Agreement”), which will continue in full force and effect and fixes the rights and obligations of the parties thereto as to the matters covered thereby except to the extent specifically modified or supplemented herein.

(b) Immediately prior to the Spin-Off Date, Sections 4(g)(2) and 4(g)(3) of the Tax Sharing Agreement will become inapplicable solely with respect to the Hamilton Beach Group. After the close of the consolidated taxable year during which the Spin-Off occurs, Parent and the Hamilton Beach Group will make any final payments required by Sections 3 and 4 (not including Sections 4(g)(2) and 4(g)(3)) of the Tax Sharing Agreement. After the Spin-Off Date, solely with respect to the Hamilton Beach Group, the second to last sentence of Section 5 of the Tax Sharing Agreement will become inapplicable and the following sentence will become applicable: “Any amount due to such Former Member from Parent as a result of such a redetermination shall be paid to such Former Member.”

3.2  Preparation of Tax Returns.  (a) The taxable period of the Hamilton Beach Group will be treated as ending at the close of business on the Spin-Off Date; if the taxable period does not end on the Spin-Off Date, the Parties will apportion all tax items between the Pre-Closing Period and the Post-Closing Period based on the closing of the books method.

(b) For all Pre-Closing Periods, Parent will prepare or cause to be prepared, and timely file or cause to be timely filed, the Consolidated Return and all other Tax Returns that are filed on a consolidated, combined or unitary basis and include the Hamilton Beach Group. With respect to the taxable period that includes the Spin-Off Date, Parent will include each member of the Hamilton Beach Group in such Tax Returns to the extent permitted by Law, but only for the Pre-Closing Period as determined in accordance with Section 3.2(a). Parent will provide Hamilton Beach with a copy of each Tax Return prepared by or on behalf of the Parent Group pursuant to this Section 3.2(b), together with any supporting schedules, but only as such Tax Return and supporting schedules pertain to the Hamilton Beach Group (including its rights and obligations under this Agreement and the Tax Sharing Agreement), at least 30 days before the date such Tax Return is to be filed.

(c) Except as provided in Section 3.5, the liability of the Hamilton Beach Group for any Taxes shown on a consolidated, combined or unitary income Tax Return for a Pre-Closing Period shall not exceed the amount of Tax that would have been shown had the Hamilton Beach Group separately filed such income Tax Return without inclusion of any other member of the Parent Group.

(d) With respect to any Pre-Closing Period or Straddle Period for which Parent must file a Tax Return pursuant to Section 3.2(a) or (b), Hamilton Beach will, at least 90 days before the date on which such Tax Return is to be filed by Parent, provide to Parent all supporting work papers and schedules that pertain to the Hamilton Beach Group and are necessary for Parent to prepare any such Tax Returns.

(e) For all Pre-Closing Periods or Straddle Periods, Hamilton Beach (except as provided in Section 3.2(b)) will prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns that the Hamilton Beach Group has historically filed in accordance with past practice.

(f) The filing of all Tax Returns relating to the Hamilton Beach Group for Post-Closing Periods will be the responsibility of Hamilton Beach. Unless otherwise provided in this Agreement, the Hamilton Beach Group will pay all Taxes and will be entitled to receive and retain all Tax Benefits, including refunds of Taxes, with respect to the Hamilton Beach Group for any Post-Closing Period. Except as otherwise provided herein or with Parent’s prior written consent, which consent will not be unreasonably withheld or delayed, all Tax Returns of the Hamilton Beach Group for the two (2) taxable periods beginning immediately after the Spin-Off Date will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used by the Hamilton Beach Group for the most recent Pre-Closing Period that includes the Spin-Off Date.

(g) Except as otherwise provided herein, all Tax Returns and schedules prepared pursuant to Sections 3.2(a), 3.2(b) and 3.2(e) will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used for the most recent taxable periods for which Tax Returns of the Parent Group (including for this purpose the Hamilton Beach Group) have been filed.

(h) In the event any net operating loss, capital loss, credit or other Tax attribute of the Hamilton Beach Group for any Post Closing Period is eligible to be carried back to a taxable period beginning prior to the Spin-Off Date (any such amount, an “Eligible Amount”), Hamilton Beach will, where permissible, elect instead to carry such Eligible Amount forward to subsequent taxable periods; provided, however, if such Eligible Amount, pursuant to an affirmative requirement of Law, may only be carried back to a taxable period of the Parent Group beginning prior to the Spin-Off Date, Hamilton Beach will be entitled to receive and retain any Tax Benefit; provided further, however, if Hamilton Beach carrying such Eligible Amount back to a taxable period beginning prior to the Spin-Off Date results in any Tax Detriment to any member of the Parent Group, Hamilton Beach will reimburse Parent for that Tax Detriment at the time any Tax Benefit is received by Hamilton Beach.

(i) Except as may be required by Law or otherwise provided herein, Hamilton Beach will not amend any income Tax Return that (i) was previously filed on a consolidated, combined or unitary basis, and (ii) included a member of the Parent Group (excluding for this purpose the Hamilton Beach Group), without Parent’s prior written consent, which consent will not be unreasonably withheld; provided, however, if such amendment results in any Tax Detriment to any member of the Parent Group, Hamilton Beach will reimburse Parent for that Tax Detriment at the time Hamilton Beach amends such Tax Return. Parent will provide Hamilton Beach with written notice within ten Business Days of adjusting, whether by amendment or otherwise (including adjustments pursuant to a Final Determination), any income Tax Return for any Pre-Closing Tax Period that reflects any member of the Hamilton Beach Group.

(j) If, with respect to a Pre-Closing Period, a Tax Return of the Parent Group that includes the Hamilton Beach Group is adjusted, whether by amendment or otherwise (including adjustments pursuant to a Final Determination), and if such adjustment results in a Tax Benefit to the Parent Group (excluding for this purpose any member of the Hamilton Beach Group), within 10 days of actual receipt of any such Tax Benefit, Parent will reimburse Hamilton Beach for (i) the excess, if any, by which (A) the Tax Benefits, net of any Tax Detriments, actually received by the Parent Group exceeds (B) the Tax Benefits, net of any Tax Detriments, that would have been received by the Parent Group without the inclusion of any member of the Hamilton Beach Group for such Pre-Closing Period plus (ii) the portion of the interest actually received by the Parent Group from any Tax Authority, if any, allocable to the amount described in clause (i) above.

3.3  Cooperation and Exchange of Information.  (a) Parent and Hamilton Beach will, and will cause each member of the Parent Group or the Hamilton Beach Group, respectively, to, retain adequate records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by any member of the Parent Group or the Hamilton Beach Group and for any Tax Contest relating to such Tax Returns or to any Taxes payable by any member of the Parent Group or the Hamilton Beach Group.

(b) Each of the parties will provide the other parties with such cooperation and information as is reasonably requested in (i) filing any Tax Return, (ii) determining a liability for Taxes or a right to a refund of Taxes, or (iii) participating in or conducting any Tax Contest or other proceeding in respect of Taxes. Such cooperation and information will include the furnishing or making available of records, personnel, books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, determination of the right to a refund, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes.

(c) The obligations set forth above in Sections 3.3(a) and 3.3(b) will continue until the longer of (i) the time of a Final Determination or (ii) expiration of all applicable statutes of limitations, to which the records and information relate. For purposes of the preceding sentence, each party will assume that no applicable statute of limitations has expired unless such party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

(d) Any information obtained under this Section 3.3 will be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, in conducting a Tax Contest or other proceeding, or as required by Law.

3.4  Parent Spin-Off Tax Liability.  Except as otherwise provided in Section 3.5, Parent will be liable for, and will indemnify and hold harmless Hamilton Beach and each member of the Hamilton Beach Group from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for (i) any Tax resulting from the Spin-Off failing to qualify for tax-free treatment under Section 355 of the Code (the “Intended Tax Treatment of the Spin-Off”), or corresponding provisions of other applicable Tax Laws, (ii) any Tax resulting from any income or gain recognized by Parent or any member of the Parent Group and the Hamilton Beach Group under Treasury Regulation Sections 1.1502-13 or 1.1502-19, or any corresponding provisions of other applicable Tax Laws, as a result of the Spin-Off, (iii) any sales and use, gross receipts or other transfer Taxes imposed on the transfers occurring pursuant to the Spin-Off, (iv) any Tax of the Parent Group by reason of the Hamilton Beach Group being severally liable for such Tax pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state or local or foreign Law.

3.5  Hamilton Beach Spin-Off Tax Liability.  Except as otherwise provided in Section 3.4, Hamilton Beach will be liable for, and will indemnify and hold harmless Parent and each member of the Parent Group from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for any Tax resulting from any income or gain recognized by Parent or any member of the Parent Group as a result of the Spin-Off failing to qualify for the Intended Tax Treatment of the Spin-Off to the extent arising from (i) any breach by Hamilton Beach of the representations or covenants under Article V hereof or (ii) a Tainting Act (as defined herein) with respect to which the exception under Section 5.2(c)(i), but not Section 5.2(c)(ii), is satisfied; provided, however, that Hamilton Beach will not be liable under this Agreement for the failure of the Spin-Off to qualify for the Intended Tax Treatment of the Spin-Off if such failure results from or is attributable to (w) the consummation of the Spin-Off or other action taken by Hamilton Beach or any of its Subsidiaries expressly permitted or required by the terms of this Agreement, the Transition Services Agreement or the Trademark License Agreement, (x) a Tainting Act (as defined herein) with respect to which the exception under Section 5.2(c)(ii) is satisfied or (y) any action taken, or failure to act, by Hamilton Beach prior to the Spin-Off Date at the written or oral direction of Parent or Housewares.

3.6  Tax Contests.  (a) Each party that may be entitled to indemnification under this Agreement (a “Tax Indemnified Party”) will provide prompt written notice to the other parties of any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which the Tax Indemnified Party becomes aware for which the Tax Indemnified Party is indemnified pursuant to this Agreement; provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this Agreement except to the extent the indemnifying party’s defense of such Tax Contests is adversely prejudiced by such delay. Written notice provided pursuant to this Section 3.6(a) will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

(b) Each of Parent and Hamilton Beach will promptly notify the other in writing if it obtains knowledge that any Tax Authority has begun to investigate or inquire into the Spin-Off (whether or not such investigation or inquiry is a formal or informal investigation or inquiry, and whether or not the party obtaining such knowledge has any obligation to indemnify the other with respect to such matter); provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this Agreement except to the extent the indemnifying party’s defense of such Tax Contest is adversely prejudiced by such delay. Such notice will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. Each of the parties will

(i) consult with the other from time to time as to the conduct of such investigation or inquiry, (ii) provide the other with copies of all correspondence provided on its behalf (or on behalf of any member of the Parent Group or the Hamilton Beach Group) to such Tax Authority with respect to such investigation or inquiry, and (iii) arrange for a representative of the other to be present at (but not participate in, except as otherwise provided in Section 3.6(d) below) all meetings with such Tax Authority pertaining to such investigation or inquiry.

(c) Promptly upon receipt of notice as provided in Section 3.6(a), the indemnifying party will confirm in writing to the Tax Indemnified Party that the liability asserted in the notice of deficiency, claim or adjustment or other written communication would, if imposed upon or incurred by the Tax Indemnified Party, be an Indemnified Liability, unless the indemnifying party believes in good faith that such liability would not be an Indemnified Liability in which case it will set forth in writing to the Tax Indemnified Party the grounds for such belief.

(d) Any proceeding that may result in an Indemnified Liability, which is acknowledged as such by indemnifying party pursuant to Section 3.6(c) hereof, will be conducted in accordance with this Section 3.6(d) hereof.

(i) Promptly upon the indemnifying party’s written acknowledgment that the asserted liability is an Indemnified Liability pursuant to Section 3.6(c) hereof, the indemnifying party will assume and direct the defense or settlement of the Tax Contest, subject to the participation and consultation of the Tax Indemnified Party. If the Indemnified Liability is grouped with other unrelated asserted liabilities or issues in the proceeding, the Tax Indemnified Party and the indemnifying party will use their respective commercially reasonable efforts to cause the Indemnified Liability to be the subject of a separate Tax Contest. If such severance is not possible, the indemnifying party will assume and direct and be responsible only for the matters relating to the Indemnified Liability.

(ii) The indemnifying party will pay all expenses related to the Indemnified Liability, including fees for attorneys, accountants, expert witnesses or other consultants retained by it and, to the extent that any such expenses have been or are paid by the Tax Indemnified Party, the indemnifying party will promptly reimburse the Tax Indemnified Party therefor.

(iii) The Tax Indemnified Party will not pay (unless otherwise required by a proper notice of assessment and after prompt notification to the indemnifying party of the Tax Indemnified Party’s receipt of notice and demand for payment), settle, compromise or concede any portion of the Indemnified Liability without the written consent of the indemnifying party. The Tax Indemnified Party will, at the indemnifying party’s sole cost (including any reasonable out-of-pocket costs incurred by the Tax Indemnified Party), take such action as the indemnifying party may reasonably request (including the execution of powers of attorney for one or more persons designated by the indemnifying party and the filing of a petition, complaint, amended Tax Return or claim for refund) in contesting the Indemnified Liability. The indemnifying party will, on a timely basis, keep the Tax Indemnified Party informed of all developments in the proceeding and provide the Tax Indemnified Party with copies of all pleadings, briefs, orders, and other written papers pertaining thereto.

(iv) Subject to satisfaction of the conditions herein set forth, the indemnifying party may direct the Tax Indemnified Party to settle the Indemnified Liability on such terms and for such amount as the indemnifying party may direct. The Tax Indemnified Party may condition such settlement on receipt, prior to the settlement, from the indemnifying party of the indemnity payment with respect to the Indemnified Liability less any amounts to be paid directly by the indemnifying party to the Tax Authority. The indemnifying party may direct the Tax Indemnified Party, at the indemnifying party’s expense, to pay an asserted deficiency for the Indemnified Liability out of funds provided by the indemnifying party, and to file a claim for refund.

(e) Should the indemnifying party not provide the Tax Indemnified Party with the confirmation contemplated by Section 3.6(c) hereof within thirty (30) days following receipt of notice provided in Section 3.6(a) hereof, or should the Tax Indemnified Party reasonably determine after due investigation that the indemnifying party may not be able to pay the full amount of the Indemnified Liability, if required, and the indemnifying party fails to furnish a guarantee or performance bond satisfactory to the Tax Indemnified Party in an amount equal to the amount of the Indemnified Liability then being asserted by the Tax Authority, then the Tax Indemnified Party may assume control of the Tax Contest in accordance with this Section 3.6(e).

(i) The Tax Indemnified Party will diligently defend against the claim of the Tax Authority, including the pursuit of the appeal of any adverse determinations to the appropriate tribunal (unless advised in writing by independent outside counsel in its reasonable judgment at the indemnifying party’s sole cost that the Tax Indemnified Party would not prevail upon any such appeal) and will employ such resources, including independent counsel, in conducting such defense as are reasonably commensurate to the nature and magnitude of the claim.

(ii) The Tax Indemnified Party will consult with the indemnifying party as to the conduct of all proceedings, will provide the indemnifying party with copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to the proceedings and will arrange for a representative of the indemnifying party to be present at (but not to participate in) all meetings with the relevant Tax Authority and all hearings before any court.

(iii) The Tax Indemnified Party will not settle, compromise or concede any claim that would result in an Indemnified Liability unless the Tax Indemnified Party has made the determination, and has been so advised in writing by independent outside counsel at the indemnifying party’s sole expense, that such settlement is reasonable in the circumstance.

(f) Unless otherwise agreed in writing, the indemnifying party will pay to the Tax Indemnified Party the amount with respect to an Indemnified Liability (less any amount paid directly by the indemnifying party to the Tax Authority or made available to the Tax Indemnified Party under Section 3.6(e) hereof) at least two Business Days prior to the date payment of the Indemnified Liability is to be made to the Tax Authority. Such payment will be paid by the indemnifying party to the Tax Indemnified Party by wire transfer of immediately available funds to an account designated by the Tax Indemnified Party by written notice to the indemnifying party at least 15 business days prior to the due date of such payment. If the indemnifying party delays making payment beyond the due date hereunder, it will pay interest to the Tax Indemnified Party on the amount unpaid at the rate of the monthly average of the “prime rate” as published in the Wall Street Journal for each day and the actual number of days for which any amount due hereunder is unpaid; provided, however, that this provision for interest will not be construed to give the indemnifying party the right to defer payment beyond the due date hereunder.

(g) Should the Tax Indemnified Party or any member of the Parent Group or Hamilton Beach Group, as applicable, receive a refund in respect of amounts paid by the indemnifying party to any Tax Authority on the Tax Indemnified Party’s behalf, or paid by the indemnifying party to the Tax Indemnified Party for payment to a Tax Authority, or should any such amounts that would otherwise be refundable to the Tax Indemnified Party be applied or credited by the Tax Authority to obligations of the Tax Indemnified Party or any member of the Parent Group or Hamilton Beach Group, as applicable, unrelated to an Indemnified Liability, then the Tax Indemnified Party will, promptly following receipt (or notification of credit), remit such refund (including any statutory interest that is included in such refund or credited amount) to the indemnifying party.

(h) Subject to the provisions of Section 3.3 hereof, Parent and Hamilton Beach will reasonably cooperate with one another in a timely manner in any Tax Contest involving any matter that may result in an Indemnified Liability. Parent and Hamilton Beach agree that such cooperation will include making available to the other party, during normal business hours, all books, records and information, officers and employees (without substantial interruption of employment) necessary or useful in connection with any such judicial or administrative Tax Contest. The party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 3.6(h) will bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

ARTICLE IV

Employee Matters

4.1  Employee Matters.  (a) Employees and former employees of Hamilton Beach and its Subsidiaries are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Hamilton Beach or a Subsidiary of Hamilton Beach (collectively, the “Hamilton Beach Benefit Plans”). On and after the Spin-Off Date, employees and former employees of Hamilton Beach and its Subsidiaries will continue to receive benefits under the Hamilton Beach Benefit Plans. Immediately prior to the Spin-Off Date, Hamilton Beach will, and Parent will cause Hamilton Beach to, withdraw from and cease its participation in the Combined Defined Benefit Plan for Parent and its Subsidiaries (the “Parent

Pension Plan”) and, as a result thereof, employees of Hamilton Beach and its Subsidiaries will cease to participate in the Parent Pension Plan as active participants thereunder immediately prior to the Spin-Off Date but will continue to be entitled to receive any benefits that have previously accrued under the Parent Pension Plan, in accordance with the terms thereof, as in effect from time to time. The assets and Liabilities of the Parent Pension Plan (including the assets and Liabilities relating to the employees and former employees of Hamilton Beach and its Subsidiaries) will remain with Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) and no such assets or Liabilities will be transferred to Hamilton Beach and its Subsidiaries as a result of the Spin-Off. In furtherance of, but without limiting the foregoing, effective as of the Spin-Off Date, (1) Hamilton Beach and its Subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any such Liabilities or obligations, under the Parent Pension Plan (the “Pension Plan Obligations”) and (2) Hamilton Beach and its Subsidiaries will have no further responsibility for the administration of the Parent Pension Plan except as specified in the Transition Services Agreement.

(b) Effective as of the Spin-Off Date (1) Hamilton Beach and its Subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any Liabilities or obligations under or relating to any nonqualified plans or other employee benefit plans or arrangements sponsored or maintained by Parent, including as required by, or imposed pursuant to, applicable Law (all of such plans or arrangements other than the Parent Pension Plan being referred to as the “Other Parent Plans” and all of such Liabilities or obligations described in this Section 4.1(b) being referred to as the “Other Parent Plan Obligations”) and (2) Hamilton Beach and its Subsidiaries will have no responsibility for the administration of the Other Parent Plans.

(c) Employees of Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Parent or its Subsidiaries (other than Hamilton Beach and its Subsidiaries) (collectively, the “Parent Benefit Plans”). On and after the Spin-Off Date, employees of Parent and its Subsidiaries (but not employees of Hamilton Beach and its Subsidiaries) will continue to receive benefits under the Parent Benefit Plans.

(d) On or before the Spin-Off Date, Parent, Hamilton Beach and HB/PS will take such actions as they determine are necessary and advisable to establish separate administrative services agreements and funding vehicles for Hamilton Beach Benefit Plans and Parent Benefit Plans and/or to provide for transitional services related thereto.

ARTICLE V

Representations and Covenants

5.1  Representations.  (a) Parent represents that, as of the date of this Agreement, there is no fact that may cause the Tax treatment of the Spin-Off to be other than the Intended Tax Treatment of the Spin-Off.

(b) Parent represents and warrants that neither it, nor any of its Affiliates, has any plan or intent to take, nor has it taken, any action which is inconsistent with any factual statements or representations made in connection with the Intended Tax Treatment of the Spin-Off.

(c) Each party to this Agreement has full power and authority to execute and deliver this Agreement and to consummate the Spin-Off. The execution and delivery of this Agreement and the consummation of the Spin-Off have been duly and validly authorized by each party to this Agreement, and no other proceedings on the part of such party or any other person are necessary to authorize the execution and delivery by such party of this Agreement or the consummation of the Spin-Off. This Agreement has been duly and validly executed and delivered by the parties hereto, and (assuming the valid execution and delivery of this Agreement by the other parties hereto and thereto) constitutes the legal, valid and binding agreement of such party enforceable against it in accordance with its terms, except as such obligations and their enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights generally, (ii) by general principles of equity, or (iii) the power of a court to deny enforcement of remedies based on public policy.

(d) Each of Hamilton Beach and HB/PS, on the one hand, and Parent and Housewares, on the other hand, has retained separate legal advisors in connection with the Spin-Off, and the terms of this Agreement, together with the Transition Services Agreement, have been negotiated by such parties at arm’s length and in good faith by their respective representatives.

5.2  Tax Covenants.  (a) Hamilton Beach covenants and agrees that (i) Hamilton Beach will not take any action or fail to take any action, and Hamilton Beach will cause each member of the Hamilton Beach Group to not take any action or fail to take any action, that causes the Tax treatment of the Spin-Off to be other than the Intended Tax Treatment of the Spin-Off, and (ii) through the second anniversary of the Spin-Off Date, it will not enter into, and it will cause each member of the Hamilton Beach Group to refrain from entering into, any understandings, agreements, arrangements or substantial negotiations with respect to transactions or events (including stock issuances, option grants, capital contributions, acquisitions, or changes in the voting power of any of its stock) which cause the Spin-Off to be treated under Section 355(e)(2)(A) of the Code as part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly stock of Hamilton Beach, or any predecessor or successor, representing a fifty percent or greater interest (each, a “Tainting Act”).

(b) Each of Parent and Hamilton Beach covenants and agrees that it will not take, and will cause the members of the Parent Group or the Hamilton Beach Group, respectively, to refrain from taking, any position on a Tax Return that is inconsistent with the treatment of the Spin-Off as tax free under Section 355 of the Code.

(c) Notwithstanding the foregoing, Hamilton Beach will be permitted to take any action listed in Section 5.2(a) that might be a Tainting Act if, prior to taking such action, Hamilton Beach provides notification to Parent of its plans with respect to such action and promptly responds to any inquiries by Parent following such notification, and either:

(i) Obtains an unqualified opinion reasonably acceptable to Parent of an independent nationally recognized tax counsel reasonably acceptable to Parent, on the basis of facts and representations consistent with the facts at the time of such action, that such action will not adversely affect the Intended Tax Treatment of the Spin-Off; or

(ii) Obtains Parent’s or Housewares’ consent in writing to such action, which consent will not be unreasonably withheld.

5.3  Litigation Matters.

(a) For a period of five years after the Closing Date, each party hereto will, to aid each other party hereto in the defense of any third-party Action relating to Hamilton Beach’s business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession, custody and/or control relating to Hamilton Beach’s business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to Hamilton Beach’s business is contained in such records, Parent and Hamilton Beach will make reasonable efforts to protect any confidential information, including but not limited to entering into appropriate confidentiality agreements. To the extent any such Action relates solely to Hamilton Beach’s or any of its Subsidiaries’ businesses, all such documented costs will be borne by Hamilton Beach. To the extent any such Action relates solely to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach or any of its Subsidiaries), all such documented costs will be borne by Parent. To the extent any such Action relates to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach or any of its Subsidiaries) and Hamilton Beach’s or any of its Subsidiaries’ businesses, all such documented costs will be allocated proportionately, based on their respective business interest in such action, between Hamilton Beach and Parent.

(b) Notwithstanding anything contained herein to the contrary, Hamilton Beach, formerly known as and suing as HB-PS Holding Company, Inc., hereby assigns to Parent all of Hamilton Beach’s rights and interests arising from the claims in the Action captioned NACCO Industries, Inc., et al. v. Applica Incorporated, et al.  , C.A. No. 2541, commenced in Delaware Chancery Court in 2006 (the “Delaware Litigation”). This assignment grants Parent the sole right to administer the Delaware Litigation in any manner and take any actions as it deems fit in connection with the Delaware Litigation. This assignment also grants Parent the right to retain any recovery obtained through the prosecution of the claims in the Delaware Litigation. Notwithstanding anything contained herein to the contrary, Hamilton Beach will fully cooperate and aid Parent in connection with the Delaware Litigation, make available during normal business hours, but without unreasonably disrupting Hamilton Beach’s business (including that of any of its Subsidiaries), all personnel and records in its possession, custody and/or control relating to Hamilton Beach’s business (including that of any of its Subsidiaries) reasonably necessary to permit the effective prosecution or investigation of the Delaware Litigation; provided, however, that Parent will reimburse Hamilton Beach for all reasonable documented out-of-pocket expenses incurred on or after the date of this Agreement by Hamilton Beach in connection with any such cooperation or aid in connection with the Delaware Litigation; and provided further, however, that to the extent that any claim is asserted by any of the defendants in the Delaware Litigation against Hamilton Beach or any of Hamilton Beach’s Subsidiaries arising out of or related to facts alleged in the complaint filed in the Delaware Litigation, Parent will indemnify and hold harmless from and against and will promptly defend the Hamilton Beach Indemnified Parties (as defined herein) from and reimburse the Hamilton Beach Indemnified Parties for any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to as a result of or in connection with any such claim in the Delaware Litigation.

5.4  Other Cooperation.  Parent and Hamilton Beach will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Spin-Off. Parent and Hamilton Beach will use their commercially reasonable efforts to obtain, as soon as practicable, the authorizations that may be or become necessary for the performance of their respective obligations under this Agreement and the consummation of the Spin-Off and will cooperate fully with each other in promptly seeking to obtain such authorizations, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 5.4. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement, such party will use commercially reasonable efforts to cause such third parties to provide such cooperation, except that no party hereto will be required to make any material expenditure in connection therewith.

5.5  Expenses.  Whether or not the Spin-Off is consummated, all costs, fees and expenses incurred in connection with this Agreement and the Spin-Off will be borne as follows, unless otherwise provided herein or in the Transition Services Agreement or Trademark License Agreement: Parent will bear all of the Expenses of Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) and Hamilton Beach will bear all of the Expenses of Hamilton Beach and its Subsidiaries (other than Parent and its Subsidiaries other than Hamilton Beach and its Subsidiaries).

5.6  Certain Insurance Matters.  With respect to any Damages suffered by Hamilton Beach or any of its Subsidiaries after the Spin-Off Date relating to, resulting from or arising out of the conduct of Hamilton Beach’s business prior to the Spin-Off Date for which Parent or any of its Subsidiaries would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by Parent or for the benefit of Parent or any of its Subsidiaries in respect of Hamilton Beach’s business, Parent or any of its Subsidiaries, any product of Hamilton Beach’s business or any Hamilton Beach employee, at the request of Hamilton Beach, Parent will use its commercially reasonable efforts to assert and administer, or to assist Hamilton Beach or any of its Subsidiaries to assert and administer, one or more claims under such policy of insurance covering such Damage if Hamilton Beach or any of its Subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the party suffering such Damages; provided, however, that all of Parent’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing, including retroactive or other premium matters, are promptly reimbursed by Hamilton Beach. Notwithstanding the foregoing, Parent will have the sole right to administer all such claims in any manner and take any actions as it deems fit except to the extent any such administration or actions may adversely affect the availability of insurance coverage, the amount of any such coverage, the applicability of any coverage and/or the availability of future coverage or coverage limits with respect to Hamilton Beach or any of its Subsidiaries, in which case any administration or actions by Parent shall only be taken after consultation with, and consent of, Hamilton Beach. Nothing in this Section 5.6 will affect or modify or be deemed to affect or modify in any way any parties’ obligations under Article VI of this Agreement.

5.7  Confidentiality.  The parties hereto will keep strictly confidential any and all proprietary, technical, business, marketing, sales and other information disclosed to another party hereto in connection with the performance of this Agreement (the “Confidential Information”), and will not disclose the same or any part thereof to any third party, or use the same for their own benefit or for the benefit of any third party. The obligations of secrecy and nonuse as set forth herein will survive the termination of this Agreement for a period of five years. Excluded from this provision is any information available in the public domain and any information disclosed to any of the parties by a third party who is not in breach of confidential obligations owed to another person or entity. Notwithstanding the foregoing, each party hereto may disclose Confidential Information (a) to its bankers, attorneys, accountants and other advisors subject to the same confidentiality obligations imposed herein and (b) as may be required by law from time to time.

5.8  D&O Insurance.  Parent will (i) maintain in effect for a period of six years after the Spin-Off Date, if available, the current policies of directors’ and officers’ liability insurance maintained by Parent with respect to directors and officers of Hamilton Beach and its Subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of Hamilton Beach and its Subsidiaries) or (ii) obtain as of the Spin-Off Date “tail” insurance policies with a claims period of six years from the Spin-Off Date with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of Hamilton Beach and its Subsidiaries, in each case, with respect to claims arising out of or relating to events which occurred before or at the Spin-Off Date; provided, however, that in no event will Parent be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by it for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum Premium, Parent will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

ARTICLE VI

Indemnification

6.1  Indemnity by Parent.  Following the Closing, Parent will indemnify and hold Hamilton Beach, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Hamilton Beach Indemnified Parties”) harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, Liabilities, obligations and claims of any kind, including reasonable attorneys’ fees and other costs and expenses, but excluding Taxes, which are covered by Article III (“Damages”) which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Parent of any representation in this Agreement, (b) the failure by Parent to perform any covenant to be performed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date, (c) the conduct of any business of Parent or its Subsidiaries other than Hamilton Beach’s business, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing, and (d) any Pension Plan Obligation or any Other Parent Plan Obligations.

6.2  Indemnity by Hamilton Beach.  Following the Closing, Hamilton Beach will, on behalf of its successors and assigns, indemnify and hold Parent, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Parent Indemnified Parties”) harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Hamilton Beach of any representation in this Agreement, (b) the failure by Hamilton Beach to perform any covenant to be performed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date and (c) the conduct of any business of Hamilton Beach or its Subsidiaries, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing; provided, however, that under no circumstances will Hamilton Beach be required to indemnify any Parent Indemnified Party for any Pension Plan Obligation or any Other Parent Plan Obligations. For the avoidance of doubt, following the Spin-Off, no Parent Indemnified Party will be liable for, and Hamilton Beach will indemnify, defend and fully protect each Parent Indemnified Party from and against any action or failure to take action by Hamilton Beach, any of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives in their capacities as such whether prior to or on the Spin-Off Date, including any transaction based in whole or in part on the Spin-Off, except as expressly provided herein.

6.3  Insurance Coverage.  The indemnification to which any party is entitled hereunder will be net of all insurance proceeds actually received, if any, by the indemnified party with respect to the losses for which indemnification is provided in Section 6.1 or Section 6.2.

6.4  Right of Party to Indemnification.  Each party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article VI regardless of any Law or public policy that would limit or impair the right of the party to recover indemnification under the circumstances.

6.5  Indemnification Procedures.  Any party seeking indemnification under this Article VI for a third party claim (the “Indemnified Party”) must notify the party from whom such indemnity is sought (the “Indemnifying Party”) in writing of any claim, demand, action or proceeding for which indemnification will be sought; provided, however, that the failure to so notify will not adversely impact the Indemnified Party’s right to indemnification hereunder except to the extent that such failure to notify actually prejudices, or prevents the Indemnifying Party’s ability to defend such claim, demand, action or proceeding. The Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to defend the same. In connection with any such claim, demand, action or proceeding the parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Subsidiaries and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (i) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (ii) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (iii) the Indemnified Party will pay all attorneys’ fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys’ fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

ARTICLE VII

Conditions

7.1  Parent Conditions to the Distribution.  The obligations of Parent pursuant to this Agreement to effect the Spin-Off are subject to the fulfillment (or waiver by Parent pursuant to Section 7.2) on or prior to the Spin-Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin-Off) of the following conditions:

(a) the receipt by Parent and Housewares of a reliance letter, dated as of a date prior to the Spin-Off Date and delivered in connection with the consummation of the financing and declaration of the Special Dividend, stating that Parent, Housewares and Hamilton Beach’s lenders are entitled to rely on the written opinion or opinions delivered to Hamilton Beach and HB/PS, dated as of a date prior to the Spin-Off Date, from AlixPartners, LLP (“AlixPartners”) to the effect that the Special Dividend will not render Hamilton Beach or HB/PS insolvent (as described in such opinion(s)) and that each of Hamilton Beach and HB/PS will have capital surplus (as described by such opinion) prior to and after giving effect to the Special Dividend;

(b) the receipt by Parent and Housewares, dated as of a date prior to the Spin-Off Date, of an opinion or opinions from AlixPartners to the effect that each of Parent and Housewares will have capital surplus (as described by such opinion) prior to and after giving effect to the Spin-Off;

(c) the receipt by Parent of a written opinion, dated as of the Spin-Off Date, from Jones Day, tax counsel to Parent, to the effect that the Spin-Off will qualify as a tax-free spin-off under Section 355 and related provisions of the Code. In rendering the foregoing opinion, counsel will be permitted to rely upon and assume the accuracy of certificates executed by officers of Parent and Hamilton Beach substantially in compliance with IRS published advanced ruling guidelines, with customary exceptions and modification thereto to enable such firm to deliver the legal opinion; and

(d) the receipt by Parent and Housewares of a reliance letter, dated as of a date prior to the Spin-Off Date, from AlixPartners stating that Parent and Housewares are entitled to rely on the written bring-down opinion or opinions delivered to Hamilton Beach and HB/PS to the effect that neither Hamilton Beach nor HB/PS will be insolvent (as described in such opinion(s)) immediately after the Spin-Off.

7.2  Waiver of Parent Conditions.  The conditions set forth in Section 7.1 hereof (excluding the condition set forth in Section 7.1(b)) may be waived in the sole discretion of the Board of Directors of Parent. The conditions set forth in Section 7.1 (excluding the condition set forth in Section 7.1(b)) are for the sole benefit of Parent and will not give rise to or create any duty on the part of Parent or the Board of Directors of Parent to waive or not waive any such conditions.

7.3  Hamilton Beach Conditions to the Distribution.  The obligations of Hamilton Beach and HB/PS pursuant to this Agreement to effect the Spin-Off will be subject to the fulfillment on or prior to the Spin-Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin-Off) of the receipt by Hamilton Beach and HB/PS of an opinion from AlixPartners to the effect that the Special Dividend will not render Hamilton Beach or HB/PS insolvent (as described by such opinion) and that each of Hamilton Beach and HB/PS will have capital surplus (as described by such opinion) prior to and after giving effect to the Special Dividend.

ARTICLE VIII

Termination

8.1  Termination.  This Agreement may be terminated by Parent, in its sole discretion, prior to the date the Board of Directors of Parent declares a dividend giving effect to the Spin-Off.

8.2  Effect of Termination.  If this Agreement is terminated as provided in Section 8.1, then this Agreement will forthwith become void and there will be no liability on the part of any party to any other party or any other Person in respect hereof regardless of the circumstances.

ARTICLE IX

Miscellaneous

9.1  Survival.  All representations and warranties of the parties contained in this Agreement or made pursuant to this Agreement will expire as of the Spin-Off Date without further action by the parties, with the result that if the Spin-Off Date occurs, no party will have any liability or obligation in respect thereof, whether asserted before or after the Spin-Off Date, other than for actual fraud. The agreements contained herein that by their terms apply or are to be performed in whole or in part after the Spin-Off Date will survive indefinitely.

9.2  Amendment.  This Agreement may be amended, modified or supplemented only by the written agreement of the parties hereto or thereto.

9.3  Waiver of Compliance.  Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

9.4  Notices.  All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

If to Parent or Housewares:

NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
Attention: Charles A. Bittenbender
Facsimile: (440) 449-9561

With a copy to:

Jones Day
North Point
901 Lakeside Avenue

Cleveland, Ohio 44114-1190
Attention: Thomas C. Daniels
Facsimile: (216) 579-0212

If to Hamilton Beach and/or HB/PS:

Hamilton Beach/Proctor-Silex, Inc.
4421 Waterfront Drive
Glen Allen, Virginia 23060
Attention: Kathleen L. Diller
Facsimile: (804) 527-7218

With a copy to:

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219-4030
Attention: Clifford A. Cutchins, IV
Facsimile: (804) 225-5344

9.5  Third Party Beneficiaries.  Except as otherwise provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.6  Successors and Assigns.  This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of the parties may assign this Agreement, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

9.7  Severability.  The illegality or partial illegality of any or all of this Agreement or any provision hereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

9.8  Governing Law.  This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

9.9  Submission to Jurisdiction; Waivers.  Each party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may only be brought and determined in any federal or state court located in the State of Delaware, and each party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.10  Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Spin-Off, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

9.11  Counterparts.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

9.12  Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

NACCO INDUSTRIES, INC.

By:	/s/ Alfred M. Rankin, Jr.
Name:     Alfred M. Rankin, Jr.

Title:	Chairman, President and Chief
Executive Officer

HOUSEWARES HOLDING COMPANY

By:	/s/ Alfred M. Rankin, Jr.
Name:     Alfred M. Rankin, Jr.

Title:	President

HAMILTON BEACH, INC.

By:	/s/ Michael J. Morecroft
Name:     Michael J. Morecroft

Title:	President and Chief Executive Officer

HAMILTON BEACH/PROCTOR-SILEX, INC.

By:	/s/ Michael J. Morecroft
Name:     Michael J. Morecroft

Title:	President and Chief Executive Officer

ANNEX B

FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HAMILTON BEACH, INC.

1. The name of this corporation (the “Corporation”) on the date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware on August 17, 1990, was PS-HB Holding Company, Inc. The present name of the Corporation is Hamilton Beach, Inc.

2. This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and reads in its entirety as follows.

ARTICLE I

The name of this corporation is Hamilton Beach, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1.  Authorized Capital Stock.  The Corporation is authorized to issue three classes of capital stock, designated as Preferred Stock (as defined below), Class A Common Stock (as defined below) and Class B Common Stock (as defined below). The total number of shares of capital stock that the Corporation is authorized to issue is 150 million consisting of 10 million shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), 120 million shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 20 million shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”).

Section 2.  Preferred Stock.  The Preferred Stock may be issued in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series. The authority of the Board of Directors with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

1. the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

2. the voting powers, if any, and whether such voting powers are full or limited in such series;

3. the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

4. whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

5. the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

6. the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

7. the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

8. the provisions, if any, of a sinking fund applicable to such series; and

9. any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof;

all as may be determined from time to time by the Board of Directors and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a “Preferred Stock Designation”).

Section 3.  Common Stock.  Subject to the rights of the holders of any series of Preferred Stock, the powers, preferences and rights, and the qualifications, limitations and restrictions of the Class A Common Stock and Class B Common Stock are as follows:

1. Subject to the provisions of paragraph 6 of this Article IV, Section 3, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

2. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the remaining assets and funds of the Corporation shall be divided among and paid ratably, in accordance with the number of shares of Class A Common Stock and Class B Common Stock held by each such holder, to the holders of Class A Common Stock and Class B Common Stock.

3. On all matters presented to stockholders, every holder of Class A Common Stock shall be entitled to one vote in person or by proxy for each share of Class A Common Stock held by such holder and every holder of Class B Common Stock shall be entitled to ten votes in person or by proxy for each share of Class B Common Stock held by such holder.

4. (a) Subject to paragraph 8 of this Article IV, Section 3, the Corporation may issue shares of Class B Common Stock to any person. In connection with the spin-off of the Corporation, as contemplated by that certain Amended and Restated Spin-Off Agreement, dated as of April 25, 2007, by and among NACCO Industries, Inc., a Delaware corporation and the ultimate parent of the Corporation (“NACCO”), Housewares Holding Company, a Delaware corporation and wholly owned subsidiary of NACCO, the Corporation and Hamilton Beach/Proctor-Silex, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, NACCO may distribute the shares of Class B Common Stock held by NACCO to NACCO stockholders (the “Spin-Off”). After the distribution of Class B Common Stock by NACCO to its stockholders, no person holding shares of Class B Common Stock (a “Class B Holder”) may transfer, and the Corporation shall not register the transfer of, such shares of Class B Common Stock, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a Permitted Transferee of such Class B Holder, which term shall have the following meanings:

(i) In the case of the Class B Holder who is a natural person holding record and beneficial ownership of the shares of Class B Common Stock in question, “Permitted Transferee” means (A) a lineal descendant of a great grandparent of such Class B Holder or a lineal descendant of a great grandparent of such Class B Holder’s spouse, (B) a spouse of a lineal descendant of a great grandparent of such Class B Holder or a spouse of a lineal descendant of a great grandparent of such Class B Holder’s spouse, (C) a lineal descendant of any spouse of a lineal descendant of a great grandparent of such Class B Holder or a lineal descendant of any spouse of a lineal descendant of a great grandparent of such Class B Holder’s spouse, (D) the trustee of a trust (including without limitation a voting trust) for the benefit of one or more of such Class B Holders, any of the persons specified in subclause (A), (B) or (C) of this clause (i), and any organization contributions to which are deductible for federal income, estate or gift tax purposes (hereinafter called a “Charitable Organization”), and for the benefit of no other person, provided that such trust may grant a general or special power of appointment to such Class B Holder or such Class B Holder’s spouse and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of such Class B Holder or such Class B Holder’s spouse payable by reason of the death of such Class B Holder or such Class B Holder’s spouse, (E) a Charitable Organization established by one or more of such Class B Holders, or any of the persons specified in this clause (i), (F) a corporation all of the outstanding capital stock of which is owned by, or a partnership all of the partners of which are, one or more of such Class B Holders, and any of the persons specified in this clause (i), provided that if any share of capital stock of such a corporation (or of any survivor of a merger or consolidation of such a corporation), or any partnership interest in such a partnership (or any survivor of a merger or consolidation of such a partnership), is acquired by any person who is not within such class of persons, all shares of Class B Common Stock then held by such corporation or partnership, as the case may be, shall be deemed without further act on anyone’s part to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock, and (G) any natural person with respect to whom such Class B Holder would be a Permitted Transferee if such person desired to transfer shares of Class B Common Stock to such Class B Holder.

(ii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a trust other than a trust described in clause (iii) below, “Permitted Transferee” means (A) the person or persons who established such trust, and (B) a Permitted Transferee of any such person determined pursuant to clause (i) above.

(iii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a trust which was irrevocable on the record date of the Spin-Off (hereinafter in this paragraph 4 called the “Record Date”) for determining the persons to whom the Class B Common Stock is distributed by NACCO, “Permitted Transferee” means any person to whom or for whose benefit principal may be distributed either during or at the end of the term of such trust whether by power of appointment or otherwise.

(iv) In the case of a Class B Holder holding record (but not beneficial) ownership of the shares of Class B Common Stock in question as nominee for the person who was the beneficial owner thereof on the Record Date, “Permitted Transferee” means such beneficial owner and a Permitted Transferee of such beneficial owner determined pursuant to clauses (i), (ii), (iii), (v), (vi) or (vii) hereof, as the case may be.

(v) In the case of a Class B Holder which is a partnership holding record and beneficial ownership of the shares of Class B Common Stock in question, “Permitted Transferee” means (A) any partner of such partnership, provided that such partner was a partner of such partnership on the Record Date or is a Permitted Transferee of at least one partner who was a partner of such partnership on the Record Date and (B) the Class B Holders who or that transferred the Class B Common Stock to such partnership and any Permitted Transferee of such Class B Holder who or that transferred the Class B Common Stock to said partnership, determined pursuant to clause (i) above.

(vi) In the case of a Class B Holder which is a corporation (other than a Charitable Organization described in subclause (E) of clause (i) above) holding record and beneficial ownership of the shares of Class B Common Stock in question, “Permitted Transferee” means (A) any stockholder of such corporation receiving shares of Class B Common Stock through a dividend or redemption or through a distribution made upon liquidation of such corporation, provided that such stockholder was a stockholder of such corporation on the Record Date or is a Permitted Transferee of at least one stockholder who was a stockholder of such corporation on the Record Date, (B) the survivor of a merger or consolidation of such corporation, provided that each stockholder of each other corporation which is a party to such merger or consolidation is, at the time of such merger or consolidation, a stockholder of such corporation or a Permitted Transferee of at least one stockholder of such corporation and (C) the Class B Holder who or that transferred the Class B Common Stock to such corporation and any Permitted Transferee of such Class B Holder who or that transferred the Class B Common Stock to such corporation, determined pursuant to clause (i) above.

(vii) In the case of a Charitable Organization, “Permitted Transferee” means the person who transferred the shares of Class B Common Stock in question thereto and any Permitted Transferee of such person pursuant to clause (i) above.

(viii) In the case of a Class B Holder which is the estate of a deceased or incompetent Class B Holder, or which is the estate of a bankrupt or insolvent Class B Holder, and provided such deceased, incompetent, bankrupt or insolvent Class B Holder, as the case may be, held record and beneficial ownership of the shares of Class B Common Stock in question, “Permitted Transferee” means a Permitted Transferee of such deceased, incompetent, bankrupt or insolvent Class B Holder as determined pursuant to clauses (i), (v) or (vi) above, as the case may be.

(b) Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such Holder’s shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the provisions of this paragraph 4. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

(c) For purposes of this paragraph 4:

(i) The relationship of any person that is derived by or through legal adoption prior to age 18 shall be considered a natural one.

(ii) The term “spouse” shall include a widow or widower.

(iii) Each joint owner of shares of Class B Common Stock shall be considered a “Class B Holder” of such shares.

(iv) Each great grandparent of any joint owner of shares of Class B Common Stock in question shall be considered a great grandparent of all joint owners of such shares.

(v) A minor for whom shares of Class B Common Stock are held pursuant to a Uniform Gifts to Minors Act or similar law shall be considered a Class B Holder of such shares.

(vi) Unless otherwise specified, the term “person” means both natural and legal entities.

(vii) The term “natural person” in Article IV, Section 3, paragraph 4(a)(i) shall include the estate of such natural person in the event such natural person dies or becomes incompetent, bankrupt or insolvent.

(d) Any purported transfer of shares of Class B Common Stock not permitted hereunder shall be void and of no effect and the purported transferee shall have no rights as stockholder of the Corporation and no other right against or with respect to the Corporation. The Corporation may, as a condition to the transfer or the registration of transfer of shares of Class B Common Stock to a purported Permitted

Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. The Corporation may note on the certificates for shares of Class B Common Stock the restrictions on transfer and registration of transfer imposed by this paragraph 4.

5. (a) Each share of Class B Common Stock may at any time be converted into one fully paid and nonassessable share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted to the Corporation at any time during normal business hours at the principal executive offices of the Corporation, or if an agent for the registration of transfer of shares of Class B Common Stock is then duly appointed and acting (said agent being hereinafter called the “Transfer Agent”) then at the office of the Transfer Agent, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) by instruments of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to subparagraph (e) below.

(b) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (a) above and the payment in cash of any amount required by the provisions of subparagraphs (a) and (e), the Corporation will deliver or cause to be delivered to the office of the Transfer Agent upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(c) No adjustments in respect of dividends shall be made upon the conversion of any share of Class B Common Stock, provided, however, that if a share shall be converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such share on such date notwithstanding the conversion thereof or the Corporation’s default in payment of the dividend due on such date.

(d) The Corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares, provided, that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class B Common Stock by delivery of purchased shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation covenants that if any shares of Class A Common Stock, required to be reserved for purposes of conversion hereunder, require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued upon conversion, the Corporation will use its best efforts to cause such shares to be duly registered or approved, as the case may be. The Corporation will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery. The Corporation covenants that all shares of Class A Common Stock will, upon issue, be fully paid and nonassessable and not subject to any preemptive rights.

(e) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

6. Each share of Class A Common Stock and Class B Common Stock shall be equal in respect of rights to dividends and other distributions in cash, stock or property of the Corporation, provided that in the case of dividends or other distributions payable in stock of the Corporation, including distributions pursuant to stock split-ups or divisions of stock of the Corporation, which occur after the date of the Spin-Off, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock.

7. In case of any consolidation, merger or sale of all or substantially all of the assets of the Corporation as a result of which stockholders of the Corporation shall be entitled to receive cash, stock, other securities or other property with respect to or in exchange for their stock of the Corporation, each holder of Class A Common Stock and Class B Common Stock shall be entitled to receive an equal amount of consideration for each share of Class A Common Stock or Class B Common Stock held by such holder.

8. Except as otherwise provided in paragraph 6 of this Article IV, Section 3, and except as otherwise approved by the affirmative vote of the holders of a majority of the outstanding Voting Stock (as defined below), the Corporation shall not issue additional shares of Class B Common Stock after the date of the Spin-Off and all shares of Class B Common Stock surrendered for conversion or otherwise acquired by the Corporation shall be retired.

9. The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Voting Stock of the Corporation entitled to vote thereon.

10. (a) No stockholder of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock, but all such additional shares of stock of any class, or bonds, debentures or other securities convertible into or exchangeable for stock, may be issued and disposed of by the Board of Directors on such terms and for such consideration, so far as may be permitted by law, and to such persons, as the Board of Directors in its absolute discretion may deem advisable.

(b) Authority is hereby expressly granted to the Board of Directors from time to time to issue any authorized but unissued shares of Class A Common Stock for such consideration (but not less than par value) and on such terms as it may determine.

11. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes, and shall not be bound to recognize any equitable or other claims to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE V

Section 1.  Number, Election and Terms of Directors.  Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, the number of the Directors of the Corporation will not be less than six nor more than 15 and will be fixed from time to time in the manner provided in the Bylaws of the Corporation. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, will be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. At any meeting of stockholders at which Directors are to be elected, the number of Directors elected may not exceed the greatest number of Directors then in office in any class of Directors. The Directors first appointed to Class I will hold office for a term expiring at the annual meeting of stockholders to be held in 2008; the Directors first appointed to Class II will hold office for a term expiring at the annual meeting of stockholders to be held in 2009; and the Directors first appointed to Class III will hold office for a term expiring at the annual meeting of stockholders to be held in 2010. At each succeeding annual meeting of the stockholders of the Corporation, the successors to the class of Directors whose term expires at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, with the members of each class to hold office until their successors are elected and qualified. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, Directors may be elected by the stockholders only at an annual meeting of stockholders.

Section 2.  Nomination of Director Candidates.  Advance notice of stockholder nominations for the election of Directors must be given in the manner provided in the Bylaws of the Corporation.

Section 3.  Removal.  Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, any Director may be removed from office by the stockholders only for cause and only in the manner provided in this Article V, Section 3. At any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a Director or Directors is among the purposes of the meeting, the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class, may remove such Director or Directors for cause.

Section 4.  Amendment, Repeal, Etc.  Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the outstanding voting power of the outstanding Voting Stock, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, this Article V. The amendment or repeal of, or the adoption of any provision inconsistent with, this Article V must be made by written ballot.

ARTICLE VI

The Board of Directors may make, amend and repeal the Bylaws of the Corporation. Any Bylaw made by the Board of Directors under the powers conferred hereby may be amended or repealed by the Board of Directors (except as specified in any such Bylaw so made or amended) or by the stockholders in the manner provided in the Bylaws of the Corporation. Notwithstanding the foregoing and anything contained in this Certificate of Incorporation or the Bylaws to the contrary, Article I, Sections 1, 3 and 8, Article II, Sections 1, 2 and 3 and Article VII of the Bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class. The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law. For the purposes of this Certificate of Incorporation, “Voting Stock” means stock of the Corporation of any class or series entitled to vote generally in the election of Directors. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class, is required to amend or repeal, or to adopt any provision inconsistent with, this Article VI.

ARTICLE VII

Subject to the rights of the holders of any series of Preferred Stock:

(a) any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing of such stockholders; and

(b) special meetings of stockholders of the Corporation may be called only by (i) the Chairman of the Board of Directors, the Chief Executive Officer or the President of the Corporation, or (ii) the Secretary of the Corporation within ten calendar days after the Secretary receives the written request of a majority of the total number of Directors then in office.

At any annual meeting or special meeting of stockholders of the Corporation, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Bylaws of the Corporation. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class, will be required to amend or repeal, or adopt any provision inconsistent with, this Article VII.

ARTICLE VIII

To the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws as presently or hereafter in effect, no member of the Board of Directors shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a member of the Board of Directors. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any member of the Board of Directors for or with respect to any acts or omissions of such member occurring prior to such amendment or repeal.

ARTICLE IX

Section 1.  Right to Indemnification.  The Corporation shall indemnify to the fullest extent permitted or required by the General Corporation Law of the State of Delaware any current or former director, officer or employee of the Corporation who is made, or threatened to be made, a party to or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the Corporation) (collectively, a “proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation or an administrator or fiduciary with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent, or as an administrator or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise (an “indemnitee”) against all expense, liability and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (or comparable non-U.S. law) excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. No amendment to this Article IX that limits the Corporation’s obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date notice of the amendment is given to the person.

Section 2.  Right to Advancement of Expenses.  Any indemnification made pursuant to Section 1 of this Article IX shall include the right to be paid by the Corporation the expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such proceeding in advance of its final disposition (an “advancement of expenses”); provided, however, that, if the General Corporation Law of the State of Delaware so requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director, officer or employee (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this Article IX shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Section 3.  Indemnification of Employees and Agents of the Corporation.  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or an administrator or fiduciary with respect to any employee benefit plan to the fullest extent of the provisions of this Article IX with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 4.  Non-Exclusivity of Rights.  Any indemnification or advancement of expenses made pursuant to this Article IX shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws or any agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.  Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ANNEX C

Hamilton Beach, Inc.
a Delaware corporation

FORM OF

AMENDED AND RESTATED BYLAWS
(Adopted on [          ])

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.  Time and Place of Meetings.  All meetings of the stockholders for the election of directors or for any other purpose will be held at such time and place, within or without the State of Delaware, as may be designated by the Board of Directors of the Corporation (the “Board”) or, in the absence of a designation by the Board, the Chairman of the Board (the “Chairman”), the Chief Executive Officer, the President or the Secretary, and stated in the notice of meeting. Notwithstanding the foregoing, the Board may, in its sole discretion, determine that meetings of the stockholders will not be held at any place, but may instead be held by means of remote communications, subject to such guidelines and procedures as the Board may adopt from time to time. The Board may postpone and reschedule any previously scheduled annual or special meeting of the stockholders.

Section 2.  Annual Meetings.  Annual meetings of stockholders will be held at such date and time as may be designated from time to time by the Board, at which meeting the stockholders will elect by a plurality of the votes cast by written ballot the directors to succeed those directors whose terms expire at such meeting and will transact such other business as may properly be brought before the meeting in accordance with Article I, Section 8.

Section 3.  Special Meetings.  Special meetings of the stockholders may be called only by (i) the Chairman, the Chief Executive Officer or the President or (ii) the Secretary within ten calendar days after the Secretary receives the written request of a majority of the total number of directors then in office. Any such request by a majority of the total number of directors then in office must be sent to the Chairman and the Secretary and must state the purpose or purposes of the proposed meeting. Special meetings of holders of the outstanding preferred stock of the Corporation (the “Preferred Stock”), if any, may be called in the manner and for the purpose or purposes provided in the applicable Preferred Stock Designation (as defined in the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”)).

Section 4.  Notice of Meetings.  Written notice of every meeting of the stockholders, stating the place, if any, date and time thereof, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given not less than ten nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting, except as otherwise provided herein, by the Certificate of Incorporation or by law. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 calendar days, or if after the adjournment a new record date is fixed for the adjourned meeting, written notice of the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting must be given in conformity herewith. At any adjourned meeting, any business may be transacted that properly could have been transacted at the original meeting.

Section 5.  Inspectors.  The Board may appoint one or more inspectors of election, who may be employees of the Corporation, to act as judges of the voting and to determine those entitled to vote at any meeting of the stockholders, or any adjournment thereof, in advance of such meeting. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer of the meeting may appoint one or more substitute inspectors.

Section 6.  Quorum.  The holders of a majority of the outstanding voting power of all classes of stock entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business thereat except as otherwise provided by law, by the Certificate of Incorporation or in a Preferred Stock Designation. If, however, such quorum is not present or represented at any meeting of the stockholders, the presiding officer or holders of a majority of the outstanding voting power of all classes of stock entitled to vote thereat, present in person or represented by proxy, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

Section 7.  Voting; Proxies.  Except as otherwise provided by law, by the Certificate of Incorporation or in a Preferred Stock Designation, each stockholder entitled to vote at any meeting of stockholders will be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of the Corporation on the record date for the meeting and such votes may be cast either in person or by proxy. Every proxy must be authorized in a manner permitted by Section 212 of the General Corporation Law of the State of Delaware (or any successor provision). Without affecting any vote previously taken, a stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering a revocation of proxy or a new proxy bearing a later date to the Secretary of the Corporation. The vote upon any question brought before a meeting of the stockholders may be by voice vote, unless otherwise required by the Certificate of Incorporation or these Bylaws or unless the Chairman or the holders of a majority of the outstanding voting power of all classes of stock entitled to vote thereon, present in person or represented by proxy at such meeting, otherwise determine. Every vote taken by written ballot will be counted by the inspectors of election. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the outstanding voting power of all classes of stock entitled to vote thereon, present in person or represented by proxy at the meeting and which has actually been voted, will be the act of the stockholders, except in the election of directors or as otherwise provided in these Bylaws, the Certificate of Incorporation, a Preferred Stock Designation or by law.

Section 8.  Order of Business.

(a) The Chairman, or such other officer of the Corporation designated by a majority of the total number of directors then in office, will call meetings of the stockholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board prior to the meeting, the presiding officer of the meeting of the stockholders will also determine the date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting and the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the Corporation or their duly appointed proxies) that may attend any such stockholders’ meeting, by ascertaining whether any stockholder or such stockholder’s proxy may be excluded from any meeting of the stockholders based upon any determination by the presiding officer, in the presiding officer’s sole discretion, that any such person has disrupted or is likely to disrupt the proceedings thereat, and by determining the circumstances in which any person may make a statement or ask questions at any meeting of the stockholders. Unless and to the extent determined by the Board or the presiding officer of the meeting, meetings of stockholders will not be required to be held in accordance with the rules of parliamentary procedure.

(b) At an annual meeting of the stockholders, only such business will be conducted or considered as is properly brought before the annual meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of the annual meeting (or any supplement thereto) given by or at the direction of the Board in accordance with Article I, Section 4, (ii) otherwise properly brought before the annual meeting by or at the direction of the presiding officer or by or at the direction of a majority of the total number of directors then in office, or (iii) otherwise properly requested to be brought before the annual meeting by a stockholder of the Corporation in accordance with Article I, Section 8(c).

(c) For business to be properly requested by a stockholder to be brought before an annual meeting, (i) the stockholder must be a stockholder of the Corporation of record at the time of the giving of the notice for such annual meeting provided for in these Bylaws, (ii) the stockholder must be entitled to vote at such meeting, (iii) the stockholder must have given timely notice thereof in writing to the Secretary and (iv) if the stockholder, or the beneficial owner on whose behalf any business is brought before the meeting, has provided the Corporation with a Proposal Solicitation Notice, as that term is defined in this Section 8(c), such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of the outstanding Voting Stock (as defined in the Certificate of Incorporation) that is required to approve such business that the stockholder proposes to bring before the annual meeting and included in such materials the Proposal Solicitation Notice. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered or received, as the case may be, not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (B) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and the beneficial owner, if different, on whose behalf the proposal is made, (C) the class and series and number of shares of capital stock of the Corporation that are owned beneficially and of record by the stockholder proposing such business and by the beneficial owner, if different, on whose behalf the proposal is made, (D) a description of all arrangements or understandings among such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, (E) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of the outstanding Voting Stock that is required to approve the proposal (an affirmative statement of such intent, a “Proposal Solicitation Notice”) and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting. Notwithstanding the foregoing provisions of this Section 8(c), a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the “Exchange Act”) with respect to the matters set forth in this Section 8(c). For purposes of this Section 8(c) and Article II, Section 3, “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or furnished by the Corporation to stockholders. Nothing in this Section 8(c) will be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(d) At a special meeting of stockholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Chairman, the Chief Executive Officer, the President or a majority of the total number of directors then in office in accordance with Article I, Section 3 or (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors then in office.

(e) The determination of whether any business sought to be brought before any annual or special meeting of the stockholders is properly brought before such meeting in accordance with this Section 8 will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare to the meeting and any such business will not be conducted or considered.

Section 9.  Definition.  Every reference in these Bylaws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of shares of all classes of such stock.

ARTICLE II

DIRECTORS

Section 1.  Number and Term of Office.  Subject to the rights, if any, of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, and to the minimum and maximum number of authorized directors provided in the Certificate of Incorporation, the authorized number of directors may be determined from time to time only (i) by a vote of a majority of the total number of directors then in office or (ii) by the affirmative vote of the holders of at least 80% of the outstanding voting power of the outstanding Voting Stock, voting together as a single class. The directors, other than those who may be elected by the holders of any series of the Preferred Stock, will be classified with respect to the time for which they severally hold office in accordance with the Certificate of Incorporation. Directors need not be stockholders.

Section 2.  Vacancies and New Directorships.  Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. No decrease in the number of directors constituting the Board will shorten the term of an incumbent director.

Section 3.  Nominations of Directors; Election.  (a) Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with this Section 3 of Article II will be eligible for election as directors of the Corporation at a meeting of stockholders.

(b) Nominations of persons for election as directors of the Corporation may be made only at an annual meeting of stockholders (i) by or at the direction of the Board or a committee thereof or (ii) by any stockholder that is a stockholder of record at the time of giving of notice provided for in this Section 3 of Article II, who is entitled to vote for the election of directors at such annual meeting, and who complies with the procedures set forth in this Section 3 of Article II. If a stockholder, or a beneficial owner on whose behalf any such nomination is made, has provided the Corporation with a Nomination Solicitation Notice, as that term is defined in this Section 3 of Article II below, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of the outstanding Voting Stock that is required to approve such nomination and included in such materials the Nomination Solicitation Notice. All nominations by stockholders must be made pursuant to timely notice in proper written form to the Secretary.

(c) To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. If the Corporation did not hold an annual meeting the previous year, then the deadline is a reasonable time before the Corporation begins to print and mail its proxy materials. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. To be in proper written form, such stockholder’s notice must set forth or include the following: (i) the name and address, as they appear on the Corporation’s books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the stockholder giving the notice is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Corporation owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice; (v) such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board; (vi) the signed consent of each nominee to serve as a director of the Corporation if so elected; (vii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of the outstanding Voting Stock that is required to elect such nominee or nominees (an affirmative statement of such intent, a “Nomination Solicitation Notice”); and (viii) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in the notice. At the request of the Board, any person nominated by the Board for election as a director must furnish to the Secretary that information required to be set forth in a stockholder’s notice of nomination that pertains to the nominee. The presiding officer of any annual meeting will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this Section 3 of Article II, and if he or she should so determine, he or she will so declare to the meeting and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this Section 3 of Article II, a stockholder must also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 3 of Article II.

Section 4.  Powers.  The business and affairs of the Corporation will be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 5.  Resignation.  Any director may resign at any time by giving notice in writing or by electronic transmission of his or her resignation to the Chairman or the Secretary. Any resignation will be effective upon actual receipt by any such person or, if later, as of the date and time specified in such written notice. The acceptance of a resignation will not be necessary to make any such resignation effective, unless expressly so provided in the resignation.

Section 6.  Regular Meetings.  Regular meetings of the Board may be held without notice immediately after the annual meeting of the stockholders and at such other time and at such place as may from time to time be determined by the Board.

Section 7.  Special Meetings.  Special meetings of the Board may be called by the Chairman, Chief Executive Officer or the President on one calendar day’s notice to each director by whom it is not waived, given either personally or by telephone or by any means set forth in Section 1 of Article III; special meetings will be called by the Chairman, Chief Executive Officer, President or Secretary in like manner and on like notice on the written request of a majority of the total number of directors then in office. Special meetings of the Board may be held at such time and place either within or without the State of Delaware as is determined by the Board or specified in the notice of any such meeting.

Section 8.  Quorum.  At all meetings of the Board, a majority of the total number of directors then in office, or if the total number of directors then in office is an even number one-half thereof, will constitute a quorum for the transaction of business. Except for the designation of committees as hereinafter provided and except for actions required by these Bylaws, by the Certificate of Incorporation or by law to be taken by a majority of the total number of directors then in office, the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the Board. If a quorum is not present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time to another place, time, or date, without notice other than announcement at the meeting, until a quorum is present.

Section 9.  Written Action.  Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or electronic transmission, and such writing or writings or electronic transmission are filed with the minutes or proceedings of the Board or committee.

Section 10.  Participation in Meetings by Remote Communications.  Members of the Board or any committee designated by the Board may participate in a meeting of the Board or any such committee, as the case may be, by means of telephone conference or other similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 11.  Committees.  The Board may, by resolution passed by a majority of the total number of directors then in office, designate one or more committees, each committee to consist of one or more of the directors of the Corporation and each to have such lawfully delegable powers and duties as the Board may confer. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In lieu of such designation by the Board, in the absence or disqualification of any member of a committee of the Board, the members thereof present at any such meeting of such committee and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Except as otherwise provided by law, any such committee, to the extent provided in the resolution of the Board, will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may, if appropriate, authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names and such limitations of authority as may be determined from time to time by resolution adopted by the Board.

Section 12.  Conduct of Business.  Unless otherwise ordered by the Board, a majority of the members of any committee appointed by the Board pursuant to these Bylaws shall constitute a quorum for the transaction of business at any meeting thereof, and the act of a majority of the members present at a meeting at which a quorum is present will be the act of such committee. Any such committee may prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board, and will keep a written record of all actions taken by it.

Section 13.  Compensation.  The Board may establish the compensation for, and reimbursement of the expenses of, directors for membership on the Board and on committees of the Board, attendance at meetings of the Board or committees of the Board, and for other services by directors to the Corporation or any of its majority-owned subsidiaries.

Section 14.  Rules.  The Board may adopt rules and regulations for the conduct of meetings and the oversight of the management of the affairs of the Corporation.

ARTICLE III

NOTICES

Section 1.  Generally.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, whenever notice is required to be given to any director or stockholder, it will not be construed to require personal notice, but such notice may be given in writing by mail or by courier service, addressed to such director or stockholder, at the address of such director or stockholder as it appears on the records of the Corporation, with postage thereon prepaid, and such notice will be deemed to be given at the time when the same is deposited in the United States mail or dispatched with a courier service. Notice to directors may also be given personally, by telephone or by electronic transmission or similar medium of communication or as otherwise may be permitted by law or these Bylaws.

Section 2.  Waivers.  Whenever any notice is required to be given by law or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless required by the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IV

OFFICERS

Section 1.  Generally.  The officers of the Corporation will be chosen by the Board and will have the titles of President, Secretary and Treasurer. The Board may also choose a Chairman, a Chief Executive Officer, one or more vice presidents, one or more assistant secretaries and assistant treasurers, and such other officers as the Board may from time to time determine. Any number of offices may be held by the same person. Except as required by law, any of the offices may be left vacant from time to time as the Board may determine. In the case of the absence or disability of any officer of the Corporation or for any other reason deemed sufficient by a majority of the total number of directors then in office, the Board may delegate the absent or disabled officer’s powers or duties to any other officer or to any director.

Section 2.  Compensation.  The compensation of all officers and agents of the Corporation who are also directors of the Corporation shall be fixed by the Board or by a committee of the Board. Except as otherwise required by law or regulation, the Board may fix, or delegate the power to fix, the compensation of all other officers and agents of the Corporation to an officer of the Corporation.

Section 3.  Succession.  The officers of the Corporation will hold office until their successors are chosen and qualified or until such officer’s earlier death, resignation, disqualification or removal. Any officer elected or appointed by the Board may be removed at any time by the affirmative vote of a majority of the total number of directors then in office. Any officer may resign at any time upon written notice to the Chairman or the Secretary. Any such resignation will be effective upon actual receipt by any such person or, if later, as of the date and time specified in such notice. The acceptance of such resignation will not be necessary to make any such resignation effective, unless expressly so provided in the resignation. Any vacancy occurring in any office of the Corporation may be filled by the Board or by the Chairman as provided in Section 1 of this Article IV.

Section 4.  Authority and Duties.  The officers of the Corporation will have such authority and will perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the directors regardless of whether such authority and duties are customarily incident to such office.

Section 5.  Action with Respect to Securities of Other Corporations.  Unless otherwise directed by the Board, the Chairman, the Chief Executive Officer, the President or any Vice President shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders (or with respect to any action of such stockholders) of any other corporation, partnership, limited liability company, trust or unincorporated organization in which the Corporation may hold securities and otherwise exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities of such other corporation, partnership, limited liability company, trust or unincorporated organization.

ARTICLE V

STOCK

Section 1.  Certificates.  Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman or the President or a Vice President, and by the Treasurer or an assistant treasurer or the Secretary, or an assistant secretary of the Corporation, representing the number of shares in the Corporation registered in such stockholder’s name. Such certificates will also be signed by, or bear the facsimile signature of, a duly authorized officer or agent of any properly designated transfer agent of the Corporation. Any or all the signatures on the certificates may be a facsimile. Such certificates may be issued and delivered notwithstanding that the person whose facsimile signature appears thereon may have ceased to be such officer at the time the certificates are issued and delivered.

Section 2.  Classes of Stock.  The designations, powers, preferences and relative participating, optional, or other special rights of the various classes of stock or series thereof, and the qualifications, limitations, or restrictions thereof, will be set forth in full or summarized on the face or back of the certificates that the Corporation issues to represent its stock or, except as otherwise provided by law, in lieu thereof, a statement on the face or back of the certificates, if any, providing that the Corporation will furnish such information at no charge.

Section 3.  Transfer.  Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it will be the duty of the Corporation to, or cause its transfer agent to, issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation’s books.

Section 4.  Lost, Stolen or Destroyed Certificates.  The Secretary may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate of stock to be lost, stolen or destroyed. As a condition precedent to the issuance of a new certificate or certificates or uncertificated shares, the Secretary may require the owners of such lost, stolen or destroyed certificate or certificates, or such owner’s legal representative, to give the Corporation a bond in such sum and with such surety or sureties as the Secretary may direct as indemnity against any claims that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of the new certificate or uncertificated shares.

Section 5.  Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which will not precede the date upon which the resolution fixing the record date is adopted by the Board, and which will not be more than 60 nor less than ten calendar days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the calendar day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the calendar day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders will apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted and will not be more than 60 calendar days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the calendar day on which the Board adopts the resolution relating thereto.

(c) The Corporation will be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes, and will not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation has notice thereof, except as expressly provided by applicable law.

ARTICLE VI

GENERAL PROVISIONS

Section 1.  Fiscal Year.  The fiscal year of the Corporation will be the calendar year or such other fiscal year as fixed by resolution of the Board.

Section 2.  Corporate Seal.  The Board may, but need not, adopt a corporate seal and use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 3.  Reliance upon Books, Reports and Records.  Each director, each member of a committee designated by the Board, and each officer of the Corporation will, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by an independent registered public accounting firm, or by an appraiser or by any other person or entity as to matters the director, committee member or officer believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 4.  Time Periods.  In applying any provision of these Bylaws that requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days will be used unless otherwise specified, the day of the doing of the act will be excluded and the day of the event will be included.

Section 5.  Form of Records.  Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board and on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

AMENDMENTS

Except as otherwise provided by law or by the Certificate of Incorporation or these Bylaws, these Bylaws or any of them may be amended in any respect or repealed at any time, either (i) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting, or (ii) at any meeting of the Board, provided that no amendment adopted by the Board may vary or conflict with any amendment adopted by the stockholders in accordance with the Certificate of Incorporation and these Bylaws. Notwithstanding the foregoing and anything contained in these Bylaws to the contrary, Article I, Sections 1, 3 and 8, Article II, Sections 1, 2 and 3 and this Article VII may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the outstanding voting power of the outstanding Voting Stock, voting together as a single class.